As filed with the Securities and Exchange Commission on May 15, 2009

Registration No. 333-144537

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 11

to

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ABRAXAS ENERGY PARTNERS, L.P.

(Exact name of registrant as specified in its charter)

Delaware	1311	26-0144848
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

18803 Meisner Drive

San Antonio, Texas 78258

(210) 490-4788

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert L.G. Watson Chief Executive Officer	Barbara M. Stuckey President and Secretary

18803 Meisner Drive San Antonio, Texas 78258 (210) 490-4788 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven R. Jacobs Jackson Walker L.L.P. 112 E. Pecan Street, Suite 2400 San Antonio, Texas 78205 (210) 978-7727	Elise F. Green Jackson Walker L.L.P. 100 Congress Avenue, Suite 1100 Austin, Texas 78701 (512) 236-2000	Harvey J. Kesner Sichenzia Ross Friedman Ference LLP 61 Broadway, 32nd Floor New York, NY 10006 (212) 930-9700

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)(3)	Amount of Registration Fee
Common Units representing limited partner interests	4,600,000(1)	$27,600,000	$1,540.08
Redeemable Warrants	2,300,000(3)	—	—(4)
Common Units representing limited partner interests underlying the Redeemable Warrants	2,300,000(3)(5)	$13,800,000	$962.55(6)
Total Registration Fee.			$2,502.63(7)

(1)	Includes common units issuable upon exercise of the underwriter’s option to purchase additional common units.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
(3)	Includes redeemable warrants issuable upon exercise of the underwriter’s option to purchase additional redeemable warrants.
(4)	No fee pursuant to Rule 457(g).
(5)	Pursuant to Rule 416, there are being registered such indeterminable additional securities as may be issued as a result of the anti-dilution provisions.
(6)	Calculated pursuant to Rule 457(g).
(7)	The registrant previously paid a registration fee of $3,257.71 with prior filings of this registration statement at the then applicable filing rate.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED MAY 15, 2009

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

4,000,000 Common Units

2,000,000 Redeemable Warrants to Purchase Common Units

Abraxas Energy Partners, L.P. is a limited partnership formed in May 2007 by Abraxas Petroleum Corporation. This is an initial public offering of our securities. We are offering 4,000,000 common units, representing limited partner interests, and 2,000,000 redeemable warrants. For each common unit purchased, the holder will receive one half (1/2) of one redeemable warrant. Each whole redeemable warrant will entitle the holder to purchase one common unit at a price of [$            ], provided that there is an effective registration statement covering the common units underlying the redeemable warrants at the time of exercise or there is an exemption from registration available. The redeemable warrants will expire five years from the date of this prospectus, or earlier upon redemption. As part of this offering, Abraxas Petroleum Corporation, one of our principal unitholders and the parent corporation of our general partner, or its designee, has agreed to purchase from us up to 600,000 common units and 300,000 redeemable warrants offered hereby that are not sold by the underwriters. For more information, please read “Certain Relationships and Related Party Transactions—Standby Purchase Agreement” and “Underwriting.” We expect the initial public offering price to be between $4.00 and $6.00 per common unit. Our common units have been approved for listing on the NASDAQ Stock Market under the symbol “AXLP” and we have applied for the quotation of our redeemable warrants on the NASDAQ Stock Market under the symbol “AXLPW.”

Investing in our common units involves risks. Please see “Risk Factors” beginning on page 20.

These risks include the following:

•	The inability to re-finance our subordinated credit facility could have a material adverse effect on our liquidity, financial position and capital resources.
•

We may not have sufficient cash from operations to make cash distributions to holders of our units at the initial quarterly distribution rate following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements and payments to our general partner.

•

Oil and gas prices are volatile and are currently at relatively low levels. If oil or gas prices continue to decline, our cash flow from operations will decline and we may have to lower our distributions or may not be able to pay distributions at all.

•

Our oil and gas reserves naturally decline, and we are unlikely to be able to sustain distributions at the level of our initial quarterly distribution without making capital expenditures or accretive acquisitions that maintain or grow our asset base.

•

Our exploitation and development activities will require substantial capital expenditures, which will reduce our cash available for distribution. We may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a decline in our production and reserves.

•	We may incur debt to pay our quarterly distributions, which may negatively affect our ability to execute our business strategy and pay future distributions.
•

Abraxas Petroleum Corporation controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and Abraxas Petroleum Corporation have conflicts of interest with us and limited fiduciary duties, and may favor their own interests to our detriment.

•	Cost reimbursements and payments to our general partner and its affiliates for services provided may be substantial and could reduce our cash available for distributions.
•	Unitholders have limited voting rights and are not entitled to elect our general partner or its Board of Directors on an annual or other continuing basis.
•

Even if unitholders are dissatisfied, they cannot remove our general partner without the consent of unitholders owning at least 66 2/3% of our common units, including units owned by our general partner and its affiliates.

•	You will experience immediate and substantial dilution of $4.59 in tangible net book value per common unit.
•

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service treats us as a corporation or we become subject to additional material entity-level taxation for state tax purposes, it would substantially reduce the amount of cash available for distribution to our unitholders.

•	You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

In order to comply with certain U.S. laws limiting ownership of interests in oil and gas leases on federal lands, we require an owner of our units to be an “Eligible Holder.” If you are not an Eligible Holder, you will not be entitled to receive distributions or allocations of income or loss on your common units, your common units will be subject to redemption and you will have no right to vote your common units on any matter. Please read “The Partnership Agreement—Non-Eligible Holders; Redemption.”

PRICE $                       PER COMMON UNIT

	Per Common Unit	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds to us (before expenses)	$	$

We have granted the underwriters a 45-day option to purchase up to an additional 600,000 common units and 300,000 redeemable warrants from us on the same terms and conditions set forth above to cover over-allotments. Rodman & Renshaw, LLC, on behalf of the underwriters, expects to deliver the common units and redeemable warrants on or about                     , 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

RODMAN & RENSHAW, LLC         C.K. COOPER & COMPANY

The date of this prospectus is                     , 2009

ABRAXAS
ENERGY PARTNERS, L.P.

Abraxas Energy Partners, L.P.	
Proved Reserves (Bcfe):	110.3
-Proved Developed:	61%
-Natural Gas:	76%
Daily Production (MMcfepd):	22.5
R/P Ratio:	13.4x

Rocky Mountain
Mid-Continent
Permian Basin
Gulf Coast
Corporate headquarters

i

ii

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

iii

Until                     , 2009 (25 days after the date of this prospectus) all dealers that buy, sell or trade our common units or redeemable warrants, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We have included a glossary of some of the terms used in this prospectus in Appendix B. References to “Abraxas Energy,” “we,” “us,” “our” and similar references or like terms refer to Abraxas Energy Partners, L.P. and its subsidiary Abraxas Operating, LLC, which we refer to as “Abraxas Operating.” References to “Abraxas Petroleum” refer to Abraxas Petroleum Corporation (NASDAQ: “AXAS”) and its subsidiaries, other than Abraxas Energy Partners, L.P. References to “our general partner” refer to Abraxas General Partner, LLC, our general partner, and references to “Abraxas Investments” refer to Abraxas Energy Investments, LLC. References to “St. Mary” refer to St. Mary Land & Exploration Company and references to “our assets” or “our properties” refer to the oil and gas properties contributed to us by Abraxas Petroleum in May 2007 and the oil and gas properties acquired from St. Mary on January 31, 2008. The terms “pro forma” or “on a pro forma basis” refer to what our business might have looked like if the transaction defined as the “St. Mary Acquisition” had occurred at the times indicated or as of the beginning of the period indicated, and where specifically indicated, also give effect to this offering and the application of the net proceeds we expect to receive as described under “Use of Proceeds.”

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and pro forma consolidated financial statements and the notes to those financial statements. Unless otherwise indicated, the information presented in this prospectus assumes an initial public offering price of $5.00 per common unit, that the underwriters’ over-allotment option to purchase additional common units and redeemable warrants is not exercised, that none of the redeemable warrants are exercised and that Abraxas Petroleum does not purchase any common units in this offering. You should read “Risk Factors” beginning on page 20 for information about important factors that you should consider carefully before buying our common units and redeemable warrants. Our reserve information is derived from a reserve report prepared by DeGolyer and MacNaughton, an independent engineering firm, for approximately 93% of the standardized measure of our properties. Reserve estimates for our remaining properties were prepared by Abraxas Petroleum personnel. The properties included in the reserve report prepared by DeGolyer and MacNaughton were selected by us. For more information, see “Business—Reserves Information.” Natural gas equivalents are determined using the ratio of six Mcf of natural gas to one barrel of crude oil.

ABRAXAS ENERGY PARTNERS, L.P.

Overview

We are a Delaware limited partnership formed by Abraxas Petroleum in May 2007 to exploit, develop, produce and acquire oil and gas properties. Our assets consist primarily of producing and non-producing properties located in the Rocky Mountain, Mid-Continent, Permian Basin and Gulf Coast regions of the United States.

At December 31, 2008, our oil and gas properties had estimated net proved reserves of 110.3 Bcfe, of which 76% were gas, with a standardized measure of $118.6 million. Our net proved reserves as of December 31, 2008 were 61% proved developed and 39% proved undeveloped. At December 31, 2008, we owned an average working interest of 18% in 1,639 gross (293 net) producing wells that produced 8.2 net Bcfe during 2008. Our properties are located in mature fields that exhibit relatively long-lived production, with a reserve to production index of 13.4 years (8.2 years for our proved developed properties) based on our estimated reserves as of December 31, 2008 and our production for the year ended December 31, 2008. Approximately 92% of the estimated ultimate recovery of our proved developed reserves as of December 31, 2008 had been produced. Abraxas Petroleum operates properties comprising over 75% of our estimated proved reserves at December 31, 2008. We have identified 226 drilling locations, of which 129 were classified as proved undeveloped as of December 31, 2008, which we believe provides us with a multi-year inventory of drilling opportunities.

The following table sets forth summary historical information about our properties. The reserve information is as of December 31, 2008 and the average daily production information is for the year ended December 31, 2008. The producing well information is as of December 31, 2008.

	Estimated Net Proved Reserves (Bcfe) As of December 31, 2008(1)			Standardized Measure (1) (in millions)	Average Daily Production for the Year Ended December 31, 2008		Producing Wells As of December 31, 2008
	Developed	Undeveloped	Total		Mcfepd	%	Gross	Net
Rocky Mountain	23.5	0.8	24.3	$33.4	6,020	27%	861	91
Mid-Continent	12.9	5.4	18.3	20.0	3,638	16%	600	103
Permian Basin	14.6	19.2	33.8	34.1	6,908	31%	114	52
Gulf Coast	16.5	17.4	33.9	31.1	5,887	26%	64	47

Total	67.5	42.8	110.3	$118.6	22,453	100%	1,639	293

(1)	Standardized measure means estimated future net revenue, discounted at a rate of 10% per annum, after income taxes and with no price or cost escalation, calculated in accordance with Statement of Financial Accounting Standards No. 69 “Disclosures About Oil and Gas Producing Activities”. Because we are a limited partnership that allocates our taxable income to our unitholders, no provisions for federal or state income taxes have been provided for in the calculation of standardized measure. Our estimated net proved reserves and standardized measure as of December 31, 2008 were determined using NYMEX prices of $44.60 per barrel for oil and $5.62 per MMbtu of gas and do not include adjustments for our derivative contracts.

Our Properties

Our properties are located in the Rocky Mountain, Mid-Continent, Permian Basin and Gulf Coast regions of the United States.

In May 2007, Abraxas Petroleum contributed properties located in the Permian Basin of West Texas and the Gulf Coast Basin of South Texas to us. The majority of these properties were discovered by Abraxas Petroleum during the past decade or by major oil companies 40 to 50 years ago, some of which have been subsequently redeveloped by Abraxas Petroleum.

On January 31, 2008, we acquired oil and gas properties from St. Mary for $126.0 million. The properties included interests in 1,464 gross (214 net) wells located in a number of basins throughout the central portion of the United States, principally in the Rocky Mountain and Mid-Continent regions. We borrowed $79.7 million under our credit facility and $50.0 million under a new subordinated credit facility to finance this acquisition and pay fees and expenses incurred in connection with the acquisition. We sometimes refer to the acquisition of the properties from St. Mary and the borrowings incurred by us to finance this acquisition as the St. Mary Acquisition.

Our Rocky Mountain properties consist of the following:

•

Northern Rockies—Our properties in the Northern Rockies are located in the Williston Basin of North Dakota, South Dakota and Montana and consist of wells that produce oil from Paleozoic-aged carbonate reservoirs from the Madison formation at 8,000 feet down to the Red River formation at 12,000 feet.

•

Southern Rockies—Our properties in the Southern Rockies are located in the Green River, Powder River and Uinta Basins of Wyoming, Colorado and Utah and consist of wells that produce oil from Cretaceous-aged fractured shales in the Niobrara formation and oil and gas from Cretaceous-aged sandstones in the Muddy and Frontier formations. Well depths range from 7,000 feet down to 10,000 feet.

Our Mid-Continent properties consist of the following:

•	Arkoma Basin—Our properties in the Arkoma Basin are located in Oklahoma and Arkansas and consist of wells that mainly produce gas from Hartshorne coals at 3,000 feet.

•

Anadarko Basin—Our properties in the Anadarko Basin are located in Oklahoma and the Texas Panhandle and consist of wells that mainly produce gas from Pennsylvanian-aged sandstones (Atoka/Morrow) from depths as deep as 18,000 feet.

•	ARK-LA-TEX—Our properties in the ARK-LA-TEX region principally produce from the East Texas/North Louisiana Basins and include wells that produce oil and gas from various formations.

Our Permian Basin properties consist of the following:

•

ROC Complex—Our properties in the ROC Complex are located in Pecos, Reeves and Ward Counties and consist of wells that produce oil and gas from multiple stacked formations from the Bell Canyon at 5,000 feet down to the Ellenburger at 16,000 feet. Our core set of properties in this complex were acquired in 1994 and subsequently developed by Abraxas Petroleum.

•

Oates SW—Our properties in the Oates SW area are located in Pecos County and consist of wells that produce gas from the Devonian formation at a depth of approximately 13,500 feet. Abraxas Petroleum began redeveloping this area in 2001 with the use of horizontal drilling technology.

•	Permian Basin—Other—Our other properties in the Permian Basin principally produce from the relatively shallow Canyon and Yates-Seven Rivers-Queen sands.

Our Gulf Coast properties consist of the following:

•

Edwards—Our fields in the Edwards trend were redeveloped by Abraxas Petroleum in 1997 through the use of horizontal drilling technology. Our wells produce gas from the Edwards formation at a depth of approximately 13,500 feet.

•

Portilla—The Portilla field was discovered in 1950 by The Superior Oil Company, predecessor to Mobil Oil Corporation, and consists of wells that produce oil and gas from the Frio sands and the deeper Vicksburg from depths of approximately 7,000 to 9,000 feet. Abraxas Petroleum acquired this field in 1993.

•	Gulf Coast—Other—Our other properties in the Gulf Coast principally produce from the Cotton Valley and the Haynesville formations.

Formation Transactions

In May 2007, we entered into the following transactions, which we refer to as the Formation Transactions:

•	Abraxas Petroleum contributed properties to Abraxas Operating;

•

Abraxas Investments and our general partner contributed all of the membership interests in Abraxas Operating to us in exchange for the issuance of an aggregate of 5,131,959 common units and 227,232 general partner units to Abraxas Investments and our general partner, respectively;

•	we borrowed $35.0 million under our credit facility; and

•	we issued and sold 6,002,408 of our common units to certain private investors, whom we refer to as the Private Investors, in consideration for gross proceeds of approximately $100.0 million.

The gross proceeds from the Formation Transactions, together with $22.5 million received by Abraxas Petroleum in a private placement of its common stock, were $157.5 million. These proceeds were used as follows:

•	$139.3 million was used to refinance and repay Abraxas Petroleum’s Floating Rate Secured Notes due 2009 (including a call premium and accrued and unpaid interest of $14.3 million);

•	$0.9 million was used to repay indebtedness under Abraxas Petroleum’s credit facility;

•	$10.3 million was used to pay fees and expenses, including placement fees to A.G. Edwards & Sons, Inc. of $8.6 million and legal and accounting fees of $1.7 million; and

•	$7.0 million was used to make a distribution of excess capital to Abraxas Petroleum.

The Private Investors are identified in “Security Ownership of Certain Beneficial Owners and Management.”

Business Strategy

Our primary business objective is to provide stability and growth in our cash distributions per unit over time. We intend to accomplish this objective by executing the following business strategies:

•	Maintaining an inventory of drilling locations which are sufficient, when drilled and completed, to allow us to maintain our current production levels for at least three years;

•	Making sufficient capital expenditures to maintain our current production levels over the long-term;

•	Making accretive acquisitions of relatively long-lived reserves with relatively low-risk exploitation and development opportunities;

•	Using our technical expertise to exploit and develop our existing assets and to maximize reserve recovery; and

•	Reducing cash flow volatility through commodity price hedging.

Competitive Strengths

We believe that the following strengths position us well to execute our strategies:

•

Our properties are characterized by relatively predictable, long-lived production, with a reserve to production index of 13.4 years (8.2 years for our proved developed properties) based on our estimated reserves as of December 31, 2008 and our production for the year ended December 31, 2008;

•	We have a substantial inventory of relatively low to moderate risk, proved undeveloped and other identified drilling locations;

•	Our management team has a proven acquisition, exploitation and development track record;

•	Over 75% of our estimated proved reserves at December 31, 2008 are operated by Abraxas Petroleum, which is an efficient, low-cost operator;

•	Abraxas Petroleum has an aligned and vested interest in our success due to its substantial ownership in us; and

•	Our relationship with Abraxas Petroleum will provide us with additional operational, technical and other expertise.

Hedging

We are currently a party to derivative contracts, which we sometimes refer to as hedging arrangements, and we intend to enter into hedging arrangements in the future, to reduce the impact of oil and gas price volatility on our cash flow from operations. At May 8, 2009 and continuing through December 2012, we had NYMEX-based fixed price commodity swaps covering approximately 80% (85% for 2009-2011 and 60% for 2012) of our

estimated oil and gas production from our estimated net proved developed producing reserves at volume weighted average prices of $81.08 per barrel of oil and $8.14 per MMbtu of gas which are significantly higher than market prices on May 8, 2009 of $58.63 per barrel of oil and $4.31 per MMbtu of gas. By removing a significant portion of price volatility from our oil and gas production for the next three years, we believe we have mitigated, but not eliminated, the potential effects of changing oil and gas prices on our cash flow from operations for those periods. Because the prices at which we have hedged our production are significantly higher than current prices, we will realize greater cash flow on the portion of production that we have hedged as a result of these higher contract prices than we would have without these arrangements. Conversely, we will sustain realized and unrealized losses on our derivative contracts if prevailing market prices for our oil and gas are higher than our contract prices. We have elected out of hedge accounting as prescribed by applicable accounting rules. For more information on our hedging arrangements, please read “Management’s Discussion & Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Accounting for Derivatives” and “—Quantitative and Qualitative Disclosures about Market Risk—Hedging Activity and Sensitivity.” Please read also “Risk Factors—Risks Related to Our Business” for a discussion of certain risk factors relating to our hedging activities.

Summary of Risk Factors

An investment in our common units involves risks associated with our business, our limited partnership structure and the tax characteristics of our common units. The following list of risk factors is not comprehensive. Please read carefully these and other risks under “Risk Factors” beginning on page 20.

Risks Related to Our Business

•	The inability to re-finance our subordinated credit facility could have a material adverse effect on our liquidity, financial position and capital resources.

•

We may not have sufficient cash from operations to make cash distributions to holders of our units at the initial quarterly distribution rate following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements and payments to our general partner.

•

The assumptions underlying our estimated cash available for distribution which we present in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those estimated.

•

Oil and gas prices are volatile and currently at relatively low levels. If oil or gas prices continue to decline, our cash flow from operations will decline and we may have to lower our distributions or may not be able to pay distributions at all.

•	A material portion of our production is currently concentrated in two wells. If production from these wells declines more than we anticipate, we may have to decrease our distributions to you.

•	Our debt levels may limit our flexibility to obtain additional financing and pursue other business opportunities.

•

Our oil and gas reserves naturally decline, and we are unlikely to be able to sustain distributions at the level of our initial quarterly distribution without making capital expenditures or accretive acquisitions that maintain or grow our asset base.

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An increase in the differential between NYMEX and the reference or regional index price used to price our oil and gas would reduce our cash flow from operations and could affect our ability to pay cash distributions to you.

•

The estimated proved oil and gas reserves we present are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

•

Our exploitation and development activities will require substantial capital expenditures, which will reduce our cash available for distribution. We may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a decline in our production and reserves.

•	We may incur debt to pay our quarterly distributions, which may negatively affect our ability to execute our business strategy and pay future distributions.

•	Our hedging activities could result in financial losses or could reduce our cash flow, which may adversely affect our ability to pay distributions.

•	If the prices at which we hedge our oil and gas production are less than prevailing market prices, our ability to pay cash distributions could be adversely affected.

•	We may incur costs for plugging and abandoning wells and environmental liabilities relating to our properties.

Risks Inherent in an Investment in Us

•

Abraxas Petroleum controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and Abraxas Petroleum have conflicts of interest with us and limited fiduciary duties, and may favor their own interests to our detriment.

•	Abraxas Petroleum is not limited in its ability to compete with us, which could affect our ability to acquire additional assets.

•	Cost reimbursements and payments to our general partner and its affiliates for services provided may be substantial and could reduce our cash available for distributions.

•	Unitholders have limited voting rights and are not entitled to elect our general partner or its Board of Directors on an annual or other continuing basis.

•

Our partnership agreement limits the fiduciary duties owed by our general partner to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

•

Even if unitholders are dissatisfied, they cannot remove our general partner without the consent of unitholders owning at least 66 2/3% of our common units, including units owned by our general partner and its affiliates.

•	Control of our general partner may be transferred to a third party without unitholder consent and the successor owner could replace our board of directors and officers.

•

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our units, other than our general partner and its affiliates, which may limit the ability of significant unitholders to influence the manner or direction of management.

•	You will experience immediate and substantial dilution of $4.59 in tangible net book value per common unit.

•	You will not be able to exercise your redeemable warrants if we do not have an effective registration statement in place when you desire to do so.

•	We may issue an unlimited number of additional units, including units that are senior to the common units, without your approval, which would dilute your existing ownership interests.

•	Common units held by persons who are not Eligible Holders will be subject to the possibility of redemption.

•

Holders may have limited liquidity for their common units and redeemable warrants, a trading market may not develop for the common units or the redeemable warrants, and you may not be able to resell your common units at the initial public offering price.

Tax Risks to Common Unit Holders and Redeemable Warrant Holders

•

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the IRS treats us as a corporation or we become subject to additional material entity-level taxation for state tax purposes, it would substantially reduce the amount of cash available for distribution to our unitholders.

•

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

•

An IRS contest of the federal income tax positions we take may adversely affect the market for our common units, and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

•	As a common unitholder you may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

•	It is possible that all or a portion of gain or loss on disposition of common units or redeemable warrants may be recognized as ordinary income, subject to your marginal rate.

•	Tax-exempt entities and foreign persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

•

We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of our common units.

•	We will be deemed to have terminated as a partnership for federal tax purposes if there is a sale or exchange of 50% or more of our interests within a twelve-month period.

•	Our unitholders may be subject to state and local taxes and return filing requirements in states where they do not live as a result of investing in our units.

•

Certain federal income tax deductions currently available with respect to oil and gas drilling and development may be eliminated as a result of future legislation. Additionally, federal income tax rates may be increased for certain investors, in which case any income resulting from an investment in us may result in higher federal income tax payments.

Our Relationship with Abraxas Petroleum

Our general partner, Abraxas General Partner, LLC, is a wholly-owned subsidiary of Abraxas Petroleum and has sole responsibility for conducting our business and managing our operations. Some of the executive officers and directors of Abraxas Petroleum also serve as executive officers and directors of our general partner. The Board of Directors of our general partner currently consists of six members, with three directors meeting the independence standards established by the NASDAQ Stock Market. For more information about these individuals, please read “Management—Directors and Executive Officers of Our General Partner.”

Upon the completion of this offering, Abraxas Petroleum will beneficially own a 2% general partner interest and a 33.9% limited partner interest in us, assuming the underwriters do not exercise their over-allotment option to purchase additional common units and redeemable warrants and that Abraxas Petroleum does not purchase any common units and redeemable warrants in this offering. We have entered into a standby purchase agreement with

Abraxas Petroleum under which Abraxas Petroleum, or its designee, has agreed to purchase from us up to 600,000 common units (and 300,000 redeemable warrants) offered hereby that are not sold by the underwriters. For more information, please read “Certain Relationships and Related Party Transactions—Standby Purchase Agreement” and “Underwriting.” We have entered into an omnibus agreement with Abraxas Petroleum and our general partner regarding certain payment and indemnification matters, including the payment of plugging and abandonment costs and environmental liabilities, and an operating agreement regarding the operation of our properties. For more information, please read “Certain Relationships and Related Party Transactions—Summary of Formation Transaction Documents—Omnibus Agreement” and “—Operating Agreement.” While we believe that our relationship with Abraxas Petroleum is a significant competitive strength, it is also a source of potential conflicts. For example, Abraxas Petroleum is not prohibited from competing with us and may acquire or dispose of assets in the future without any obligation to offer us the opportunity to purchase those assets. Please read “Conflicts of Interest and Fiduciary Duties.”

Abraxas Petroleum is a publicly traded independent energy company engaged primarily in the acquisition, development, exploration and production of oil and gas in Texas, the Mid-Continent and the Rocky Mountain regions of the United States. Its principal means of growth has been through the acquisition and subsequent exploitation and development of producing properties. As a result of its historical acquisition activities, Abraxas Petroleum currently has a number of development opportunities on its existing properties. In addition, Abraxas Petroleum intends to expand upon its development activities with complementary exploration projects in its core areas of operation and through acquisitions. As of December 31, 2008, Abraxas Petroleum had 40.4 Bcfe of estimated net proved reserves principally in Texas, of which 65% were classified as proved undeveloped. In addition to these proved reserves, Abraxas Petroleum has acreage in the West Texas Woodford/Barnett Shale Play (approximately 12,000 gross acres) and in the Mowry Shale/Turner Sand Play (approximately 33,000 gross acres) located in the southern Powder River Basin of east central Wyoming.

Summary of Conflicts of Interest and Fiduciary Duties

General.    Our general partner has a legal duty to manage us in a manner beneficial to holders of our common units. This legal duty originates in statutes and judicial decisions and is commonly referred to as a “fiduciary duty.” However, because our general partner is owned by Abraxas Petroleum, the officers and directors of our general partner have fiduciary duties to manage our general partner in a manner beneficial to Abraxas Petroleum. As a result of these relationships, conflicts of interest exist and may arise in the future between us and holders of our common units, on the one hand, and our general partner and Abraxas Petroleum, on the other.

Partnership Agreement Modifications to Fiduciary Duties.    Our partnership agreement, among other things, limits the liability and reduces the fiduciary duties of our general partner to holders of our common units, and restricts the remedies available to holders of our common units for actions that might otherwise constitute a breach of the fiduciary duties owed by our general partner to holders of our common units. Our partnership agreement also provides that Abraxas Petroleum is neither restricted from competing with us, nor is it under any obligation to offer sales of its producing properties to us. By purchasing a common unit, you will be deemed to have agreed to be bound by the terms of our partnership agreement, and pursuant to the terms of our partnership agreement, each holder of common units will consent to various actions contemplated in the partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable state law.

For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties.” Please read also “The Partnership Agreement.”

Principal Executive Offices and Internet Address

Our principal executive offices are located at 18803 Meisner Drive, San Antonio, Texas 78258 and our telephone number is (210) 490-4788. Our website will be located at www.abraxasenergypartners.com.

Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC.

PARTNERSHIP STRUCTURE

We are a Delaware limited partnership that was formed in May 2007. We are a holding company, and our operating assets are owned by our operating subsidiary, Abraxas Operating. At the closing of this initial public offering, our ownership structure will be as follows:

	Assumes no exercise of the underwriters’ over- allotment option and that Abraxas Petroleum does not purchase any units in this offering(1)		Assumes no exercise of the underwriters’ over- allotment option and that Abraxas Petroleum purchases all of the common units it has agreed to purchase in this offering(1)		Assumes full exercise of the underwriters’ over- allotment option and that Abraxas Petroleum does not purchase units in this offering(1)
	Number of Units	Percentage	Number of Units	Percentage	Number of Units	Percentage
Public common units	4,000,000	25.4%	3,400,000	21.6%	4,600,000	28.1%
Private Investors’ common units	6,059,651	38.4%	6,059,651	38.4%	6,059,651	37.0%
Abraxas Petroleum and affiliates:
Common units	5,350,598	33.9%	5,950,598	37.7%	5,350,598	32.6%
General Partner units	316,617	2.0%	316,617	2.0%	328,862	2.0%
Restricted common units	52,000	0.3%	52,000	0.3%	52,000	0.3%

Total	15,778,866	100%	15,778,866	100%	16,391,111	100%

(1)	Does not include the common units underlying the redeemable warrants.

The following diagram of our organizational structure (a) assumes (i) the sale of all the common units offered hereby, (ii) the underwriters do not exercise their over-allotment option to purchase additional common units and redeemable warrants, (iii) Abraxas Petroleum does not purchase any common units and redeemable warrants in this offering, and (b) does not include the common units underlying the redeemable warrants.

(1)	In connection with this offering, our general partner will be purchasing 89,385 additional general partner units, for a total of 316,617 general partner units, to maintain a 2% general partner interest in us.

(2)	Represents restricted units that we granted on January 2, 2009 to our general partner’s executive officers and outside directors and to certain executive officers and key employees of Abraxas Petroleum under our long-term incentive plan.

THE OFFERING

Securities offered to the public	4,000,000 common units and 2,000,000 redeemable warrants, or 4,600,000 common units and 2,300,000 redeemable warrants if the underwriters exercise their over-allotment option to purchase additional common units and redeemable warrants in full. As part of this offering, Abraxas Petroleum has agreed to purchase from us up to 600,000 common units and 300,000 redeemable warrants offered hereby that are not sold by the underwriters. For more information, please read “Certain Relationships and Related Party Transactions—Standby Purchase Agreement” and “Underwriting.”

Units outstanding after this offering	15,462,249 common units, representing a 98% limited partner interest in us. Our general partner will own 316,617 general partner units, representing a 2% general partner interest in us after making a proportionate capital contribution of $0.4 million. Our total units outstanding after this offering will be 15,778,866 units (17,778,866) units if all of the redeemable warrants are exercised).

If the underwriters exercise their over-allotment option to purchase additional units in full, there will be 16,062,249 common units and 328,862 general partner units, or a total of 16,391,111 units outstanding (18,691,111 units if all of the redeemable warrants are exercised).

Redeemable Warrants

Exercisability:	Each redeemable warrant is exercisable to purchase one common unit. Redeemable warrants may only be exercised for cash.

Exercise price:	$[ ]

Exercise period:	Each redeemable warrant will become exercisable on the date of this prospectus. The warrants will expire at 5:00 p.m., New York time, on , 2014 or earlier upon redemption.

Redemption:	We may redeem the outstanding warrants:

•	in whole but not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if the last sale price of our common units equals or exceeds $[            ] per common unit for any 20 trading days within a 30 trading day period ending three business days before we deliver a notice of redemption.

Rights:	Redeemable warrant holders do not have the rights or privileges of holders of common units, including voting rights, until they exercise their redeemable warrants and receive common units. After the issuance of common units upon exercise of the redeemable warrants, each holder will be entitled to one vote for each common unit held of record on all matters to be voted on by unitholders.

Use of proceeds	We intend to use the net proceeds of approximately $18.5 million from this offering, after deducting approximately $1.9 million for underwriting discounts and offering expenses to be paid with proceeds from this offering, together with our general partner’s proportionate capital contribution of $0.4 million and any proceeds from the exercise of the underwriters’ over-allotment option to partially repay the indebtedness outstanding under our subordinated credit facility.

At May 8, 2009, the principal balance outstanding under our subordinated credit facility was $40.0 million. The maturity date of our subordinated credit facility is July 1, 2009. We intend to re-finance this indebtedness prior to its scheduled maturity; however, there can be no assurance that we will be successful in this effort. We have engaged an exclusive financial advisor to assist us in this re-financing.

We have previously paid approximately $1.8 million in offering expenses out of available cash.

Cash distributions	We expect to make an initial quarterly distribution of $0.25 per unit ($1.00 per unit on an annualized basis) on all of our units after completion of this offering, to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses. Our ability to pay cash distributions at this initial distribution rate is subject to various restrictions and other factors described in more detail under the caption “Cash Distribution Policy and Restrictions on Distributions—Our Initial Distribution Rate.”

We expect to pay a prorated distribution for the first quarter during which we are a publicly traded partnership. We will pay the prorated distribution for the period from the first day our common units are publicly traded to and including June 30, 2009. We expect to pay this cash distribution on or before August 14, 2009. All unitholders, including our general partner, will receive the same cash distribution per unit; none of our unitholders have any incentive distribution rights, and we do not have subordinated or preferred units. We only have one class of common units.

Our partnership agreement requires us to distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement and in the glossary of certain terms attached to this prospectus as Appendix B. Within 45 days after the end of each quarter, beginning with the quarter ending June 30, 2009, we will distribute our available cash to unitholders of record on the applicable record date.

The amount of pro forma available cash generated during the year ended December 31, 2008 and during the twelve months ended March 31, 2009 would have been sufficient to allow us to pay the full initial quarterly distribution for four quarters on all of our units. For a calculation of our ability to make distributions to unitholders based on our pro forma results for 2008, please read “Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Consolidated Available Cash for the Year Ended December 31, 2008 and the Twelve Months Ended March 31, 2009.”

We believe that, based on estimates contained in the assumptions listed under the caption “Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Month Period Ending June 30, 2010” and “—Assumptions and Considerations,” we will have sufficient cash available for distribution to pay the initial quarterly distribution for the four quarters ending June 30, 2010 at an initial quarterly distribution rate of $0.25 per unit ($1.00 per unit on an annualized basis) on all of our units.

Issuance of additional units	We can issue an unlimited number of additional units, including units ranking senior to our common units, on the terms and conditions determined by our general partner without the consent of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Securities.”

Limited voting rights

Our general partner will manage our business. Unlike the stockholders of a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding common units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, our general partner and its affiliates will own an aggregate of approximately 34.9% of our common units, assuming the underwriters do not exercise their over-allotment option to purchase additional common units and redeemable warrants and that Abraxas Petroleum does not purchase any common units and redeemable warrants in this offering. This will give Abraxas Petroleum the ability to prevent our general partner’s involuntary removal. Please read “The Partnership Agreement—Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then-current market price. Please read “The Partnership Agreement—Limited Call Right.”

Estimated ratio of taxable income to distributions

We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2011, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.00 per unit, we estimate that your average allocable federal taxable income per year will be no more than $0.20 per unit. Please read “Material Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions.”

Material tax consequences	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Tax Consequences.”

Agreement to be bound by the Partnership Agreement	By purchasing a common unit, you will be deemed to have agreed to be bound by the terms of our partnership agreement.

Exchange listing and trading symbol	Our common units have been approved for listing on the NASDAQ Stock Market under the symbol “AXLP” and we have applied for the quotation of our redeemable warrants on the NASDAQ Stock Market under the symbol “AXLPW.”

Eligible Holders and redemption	We currently own interests in federal leases, which may require unitholders or their transferees to certify or re-certify to us their status as Eligible Holders. As used herein, an Eligible Holder means a person or entity qualified to hold an interest in oil and gas leases on federal lands. If a unitholder or transferee of a unitholder, as the case may be, does not properly complete a certification or re-certification as to its status as an Eligible Holder, or if such unitholder or transferee is not an Eligible Holder, such person will have no right to receive any distributions or allocations of income or loss on its common units or to vote its units on any matter, and we have the right to redeem such units at a price which is equal to the average daily closing price per common unit for the 20 consecutive trading days prior to the date of determination of the price at which such units would be redeemed. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Please read “Description of the Common Units and Redeemable Warrants—Transfer of Common Units” and “The Partnership Agreement—Non-Eligible Holders; Redemption.”

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

The following table shows summary historical financial and operating data of Abraxas Petroleum and our pro forma and historical financial data for the periods and as of the dates indicated. The summary historical financial data of Abraxas Petroleum as of December 31, 2006 and for the year ended December 31, 2006 and for the period from January 1 to May 24, 2007 and the summary historical financial data of Abraxas Energy as of December 31, 2007 and 2008 and for the period from May 25 to December 31, 2007 and for the year ended December 31, 2008 are derived from the audited consolidated financial statements included elsewhere in this prospectus. The summary historical financial data of Abraxas Energy as of March 31, 2009 and for the three months ended March 31, 2009 and 2008 are derived from the unaudited condensed consolidated financial statements included elsewhere in this prospectus. The financial condition and results of operations of Abraxas Petroleum for the periods up to May 24, 2007 are referred to in this prospectus as “Predecessor,” and the financial condition and results of operations for periods subsequent to May 24, 2007 are referred to as “Successor” and represent only those of Abraxas Energy. The summary pro forma financial data of Abraxas Energy for the year ended December 31, 2008 and as of and for the three months ended March 31, 2009 are derived from the unaudited pro forma financial statements included elsewhere in this prospectus and give effect to:

•	The acquisition of certain oil and gas properties from St. Mary and our related borrowings of $129.7 million, which occurred on January 31, 2008.

•	The completion of this offering and the use of proceeds from this offering as described in “Use of Proceeds.”

The unaudited pro forma statement of operations data for the year ended December 31, 2008 and for the three months ended March 31, 2009 assume the St. Mary Acquisition and this offering occurred on January 1, 2008. The unaudited pro forma balance sheet as of March 31, 2009 assumes that this offering occurred on March 31, 2009. This pro forma financial data does not reflect incremental expenses we expect to incur as a publicly traded partnership of $0.8 million per year.

You should read the following table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited pro forma and audited historical consolidated financial statements of Abraxas Energy and the notes thereto, the audited historical consolidated financial statements of Abraxas Petroleum and the notes thereto and the audited historical statements of revenues and direct operating expenses relating to the properties acquired from St. Mary included elsewhere in this prospectus. Among other things, the historical and pro forma financial statements include more detailed information regarding the basis of presentation for the following information. The following table includes Adjusted EBITDA, which is a non-GAAP financial measure. For a definition of Adjusted EBITDA and a reconciliation to its most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles, which we refer to as GAAP, please see “—Non-GAAP Financial Measures.”

Summary Historical and Unaudited Pro Forma Financial Data

	Historical						Pro Forma (unaudited)
	Predecessor		Successor
	Abraxas Petroleum		Abraxas Energy				Abraxas Energy
				Year Ended December 31,	Three Months Ended March 31,	Three Months Ended March 31,	St. Mary Acquisition	After Offering	After Offering
	Years Ended December 31,	January 1 - May 24	May 25 - December 31,				Year Ended December 31,		Three Months Ended March 31,
	2006	2007	2007	2008	2008	2009	2008		2009
					(unaudited)	(unaudited)
	(In thousands, except per share/unit data)
Total operating revenue	$51,077	$19,305	$22,148	$83,391	$18,816	$8,630	$87,045	$87,045	$8,630
Lease operating and production taxes	11,776	4,757	5,136	22,577	4,426	4,804	23,621	23,621	4,804
Depreciation, depletion and amortization	14,939	5,773	7,039	20,063	4,504	3,526	20,955	20,955	3,526
Ceiling-test impairment	—	—	—	97,121	—	2,775	97,121	97,121	2,775
General and administrative	5,160	1,867	987	2,657	514	807	2,657	2,657	807
Net interest expense	16,738	6,371	1,774	10,181	2,431	2,436	10,704	9,396	1,933
Amortization of deferred financing fees	1,591	632	121	988	184	202	1,054	1,054	202
Financing fees	—	—	—	359	—	362	359	359	362
Loss (gain) on derivative contracts	(646)	218	4,125	(28,333)	26,958	(12,865)	(28,333)	(28,333)	(12,865)
Loss on debt extinguishment	—	—	6,455	—	—	—	—	—	—
Other	—	—	—	1,105	—	21	1,105	1,105	21

Income (loss)	$700	$(608)	$(3,489)	$(43,327)	$(20,201)	$6,562	$(42,198)	$(40,888)	$7,065
Income (loss) per common share/unit:
Basic	$0.02	$(0.01)	$(0.31)	$(3.81)	$(1.78)	$0.58	$(3.71)	$(2.59)	$0.45
Diluted(1)	$0.02	$(0.01)	$(0.31)	$(3.81)	$(1.78)	$0.58	$(3.71)	$(2.59)	$0.45
Other Financial Data:
Adjusted EBITDA(2)	$33,887	$12,305	$18,031	$47,166	$13,876	$9,071	$49,776	$49,776	$9,071
Capital expenditures	$26,346	$6,622	$14,086	$131,900	$127,895	$2,293
Net cash provided by (used in):
Operating activities	$15,561	$10,150	$5,466	$30,474	$13,473	$5,925
Investing activities	$(14,102)	$(6,622)	$(14,086)	$(131,900)	$(127,895)	$(2,293)
Financing activities	$(1,458)	$(1,742)	$10,379	$101,591	$113,795	$(4,943)

(1)	Does not include the common units underlying the redeemable warrants.
(2)	For a definition of Adjusted EBITDA and a reconciliation to its most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles, which we refer to as GAAP, please see “—Non-GAAP Financial Measures.”

	Predecessor	Successor	Successor	Successor (unaudited)	Pro Forma After Offering (unaudited)
	Abraxas Petroleum	Abraxas Energy	Abraxas Energy	Abraxas Energy
	At December 31,			At March 31,
	2006	2007	2008	2009
	(In thousands)
Consolidated Balance Sheet Data:
Working capital (deficit)	$(3,719)	$3,740	$(14,595)	(11,983)	6,547
Total assets	116,940	105,703	169,240	169,991	169,991
Current maturities of long-term debt	—	—	40,000	40,000	21,470
Long-term debt	127,614	45,900	126,500	125,600	125,600
Stockholders’/partners’ equity (deficit)	(22,165)	49,688	(12,492)	(8,457)	10,073

Summary Historical and Pro Forma Operating and Reserve Data

The following tables show summary historical operating and reserve data of Abraxas Petroleum, and our historical and pro forma operating and reserve data for the periods and as of the dates indicated, giving effect to and reflecting the St. Mary Acquisition as if it had occurred on January 1, 2008. The information in these tables should be read in conjunction with “Unaudited Pro Forma Financial Statements,” “Risk Factors” beginning on page 20, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Appendix D.

	Predecessor		Successor				Pro Forma
	Abraxas Petroleum		Abraxas Energy				Abraxas Energy
	Year Ended December 31,	January 1 - May 24,	May 25 - December 31,	Year Ended December 31,	Three Months Ended March 31,	Three Months Ended March 31,	Year Ended December 31,
	2006	2007	2007	2008	2008	2009	2008
Production:
Oil (MBbls)	200	79	78	452	96	114	484
Gas (MMcf)	6,515	2,291	2,753	5,505	1,348	1,330	5,678
Total (MMcfe)	7,718	2,765	3,219	8,218	1,922	2,012	8,581
Average daily production (Mcfepd)	21,144	19,198	14,566	22,453	21,120	22,360	23,447

Average Sales Price:
Oil ($/Bbl)	$62.10	$56.49	$69.78	$79.14	$81.22	$67.08	$79.25
Gas ($/Mcf)	$5.77	$6.22	$6.80	$6.97	$7.54	$6.04	$6.94
Gas equivalents ($/Mcfe)	$6.48	$6.77	$7.50	$9.02	$9.33	$7.78	$9.06

Operating Expenses ($/Mcfe)	$1.52	$1.72	$1.60	$2.75	$2.30	$2.39	$2.75

	Predecessor	Successor
	Abraxas Petroleum	Abraxas Energy
	As of December 31,
	2006	2007	2008
Reserve Data:
Oil (MBbls)	2,756	1,206	4,479
Gas (MMcf)	70,333	65,460	83,406
Total (MMcfe)	86,872	72,694	110,278
Proved developed reserves as a % of total	55%	50%	61%
Standardized measure (in thousands)(1)	$156,844	$147,751	118,570
Proved developed reserves as a % of total	76%	74%	89%

(1)	Standardized measure means estimated future net revenue, discounted at a rate of 10% per annum, after income taxes and with no price or cost escalation, calculated in accordance with Statement of Financial Accounting Standards No. 69 “Disclosures About Oil and Gas Producing Activities”. Because we are a limited partnership that allocates our taxable income to our unitholders, no provisions for federal or state income taxes have been provided for in the calculation of standardized measure. Our estimated net proved reserves and standardized measure as of December 31, 2008 were determined using NYMEX prices of $44.60 per barrel for oil and $5.62 per MMbtu of gas and do not include adjustments for our derivative contracts.

Non-GAAP Financial Measures

In this prospectus, we include Adjusted EBITDA, which is a non-GAAP financial measure. We provide a reconciliation of Adjusted EBITDA to net income and net cash provided by operations, its most directly comparable financial measures calculated and presented in accordance with GAAP.

We define Adjusted EBITDA as net income (loss) plus:

•	Net interest expense;

•	Depreciation, depletion and amortization;

•	Amortization of deferred financing fees;

•	Unrealized loss (gain) on derivative contracts;

•	Ceiling-test impairment;

•	Income tax provision;

•	(Gain) loss on sale of assets; and

•	Loss on debt extinguishment.

Adjusted EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements, such as investors, commercial banks, research analysts and others, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis; and

•	the ability of our assets to generate sufficient cash:

•	to fund maintenance capital expenditures; and

•	to pay cash distributions to our unitholders.

Adjusted EBITDA is also a quantitative standard used throughout the investment community with respect to performance of publicly-traded partnerships.

Our Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net income, operating income, net cash provided by operations or any other measure of financial performance presented in accordance with GAAP as measures of operating performance, liquidity or ability to service debt obligations.

The following table presents a reconciliation of our consolidated net income (loss) and net cash provided by (used in) operations to Adjusted EBITDA.

	Predecessor		Successor	Successor			Pro Forma
	Abraxas Petroleum		Abraxas Energy	Abraxas Energy			Abraxas Energy
							St. Mary Acquisition	After Offering	After Offering
	Year Ended December 31,	January 1 - May 24,	May 25 - December 31,	Year Ended December 31,	Three Months Ended March 31,		Year Ended December 31,		Three Months Ended March 31,
	2006	2007	2007	2008	2008	2009	2008		2009
	(In thousands)
	(unaudited)
Reconciliation of net income (loss) to Adjusted EBITDA:
Net income (loss)	$700	$(608)	$(3,489)	$(43,327)	$(20,201)	$6,562	$(42,198)	$(41,610)	$7,065
Add (deduct):
Net interest expense	16,738	6,371	1,774	10,181	2,431	2,436	10,704	10,116	1,933
Depreciation, depletion and amortization	14,939	5,773	7,039	20,063	4,504	3,526	20,955	20,955	3,526
Amortization of deferred financing fees	1,591	632	121	988	184	202	1,054	1,054	202
Unrealized loss (gain) on derivative contracts	(81)	137	6,131	(37,860)	26,958	(6,430)	(37,860)	(37,860)	(6,430)
Ceiling-test impairment	—	—	—	97,121	—	2,775	97,121	97,121	2,775
Loss on debt extinguishment	—	—	6,455	—	—	—	—	—	—

Adjusted EBITDA	$33,887	$12,305	$18,031	$47,166	$13,876	$9,071	$49,776	$49,776	$9,071

Reconciliation of net cash provided by operations to Adjusted EBITDA:
Net cash provided by operations	$15,561	$10,150	$5,466	$30,474	$13,473	$5,925
Add (deduct):
Cash interest expense and other financing costs, net	16,605	6,394	1,675	9,715	2,586	2,510
Equity-based compensation	(998)	(276)	—	(242)	—	47
Changes in working capital	2,892	3,918	(4,428)	2,816	5,300	(404)
Unrealized loss (gain) on derivative contracts	(81)	137	6,131	(37,860)	26,958	(6,430)
Ceiling-test impairment	—	—	—	97,121	—	2,775
Other	(92)	(8,018)	9,187	(54,858)	(34,441)	4,648

Adjusted EBITDA	$33,887	$12,305	$18,031	$47,166	$13,876	$9,071

RISK FACTORS

Limited partner interests are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in similar businesses. You should consider carefully the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, we would not be able to pay distributions on our units, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Related to Our Business

The inability to re-finance our subordinated credit facility could have a material adverse effect on our liquidity, financial position and capital resources.

Our subordinated credit facility matures on July 1, 2009. We intend to re-finance this indebtedness prior to its scheduled maturity; however there can be no assurance that we will be successful in this effort. In addition, under our subordinated credit facility, an event of default would occur if we fail to receive $20.0 million of proceeds from an equity issuance on or before June 30, 2009. We have engaged an exclusive financial advisor to assist us in re-financing the $40.0 million currently outstanding under our subordinated credit facility. While we believe that there are alternatives available to us to re-finance our subordinated credit facility, we cannot assure you that any of these alternatives will be successfully implemented. If we are unable to re-finance the indebtedness under our subordinated credit facility or unable to amend our existing credit facilities, we may be required to sell assets and reduce capital expenditures and cash distributions. We cannot assure you that we will be able to re-finance the indebtedness under our subordinated credit facility, sell assets, or obtain additional financing on terms acceptable to us, if at all. If an event of default were to occur under our subordinated credit facility, an event of default would also occur under our credit facility. Upon an event of default, our lenders could foreclose on our assets and exercise other customary remedies, all of which would have a material adverse effect on us. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Subordinated Credit Facility.”

We may not have sufficient cash from operations to make cash distributions to holders of our units at the initial quarterly distribution rate following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements and payments to our general partner.

We may not have sufficient available cash each quarter to enable us to make cash distributions at the initial quarterly distribution rate or at all. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the amount of oil and gas we produce;

•	the prices at which we sell our oil and gas production;

•	the effectiveness of our commodity price hedging strategy;

•	our ability to continue to exploit and develop our existing oil and gas properties in a timely and cost efficient manner;

•	the level of our operating and general and administrative expenses;

•	the level of our interest expenses and restrictions on distributions in our credit facility;

•	fluctuations in our working capital needs;

•	timing and collectibility of receivables;

•	the level of our capital expenditures, including those funded from our cash reserves which we expect to be substantial, established by our general partner for the proper conduct of our business; and

•	our ability to acquire additional oil and gas properties at economically attractive prices.

For a description of additional restrictions and factors that may affect our ability to make cash distributions, please read “Cash Distribution Policy and Restrictions on Distributions.”

The assumptions underlying our estimated cash available for distribution which we present in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those estimated.

The estimate of cash available for distribution set forth in “Cash Distribution Policy and Restrictions on Distributions” has been prepared by management and we have not received an opinion or report on it from our or any other independent auditor. This estimate is based on assumptions about exploitation, development, production, oil and gas prices, hedging activities, capital expenditures, operating and general and administrative expenses, borrowings and other matters that are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those assumed. If we do not achieve our anticipated results or cannot borrow amounts needed, we will not be able to pay the full initial quarterly distributions or any amount on our units, in which event the market price of our common units is likely to decline substantially.

Oil and gas prices are volatile and currently at relatively low levels. If oil or gas prices continue to decline, our cash flow from operations will decline and we may have to lower our distributions or may not be able to pay distributions at all.

Our revenue, profitability and cash flow from operations depend upon the prices and demand for oil and gas. Since the third quarter of 2008, oil and gas prices have declined dramatically. This decline has significantly affected our financial results and may impede our future growth. In particular, low commodity prices will:

•	negatively impact the value of our reserves because declines in oil and gas prices would reduce the amount of oil and gas that we can produce economically;

•	reduce the amount of cash flow available for capital expenditures;

•	limit our ability to borrow money or raise additional capital; and

•	impair our ability to pay distributions.

The oil and gas markets are volatile, and we cannot predict future oil and gas prices. Prices for oil and gas may fluctuate widely in response to relatively minor changes in supply and demand, market uncertainty and a variety of additional factors that are beyond our control, such as:

•	the domestic and foreign supply of and demand for oil and gas;

•	the level of consumer product demand;

•	weather conditions;

•	political and economic conditions and events in foreign oil and gas producing countries, including those in the Middle East, South America and Russia;

•	actions of the Organization of Petroleum Exporting Countries and state-controlled oil companies relating to oil price and production controls;

•	technological advances affecting energy consumption and supply;

•	domestic and foreign governmental regulations and taxation;

•	the impact of energy conservation efforts;

•

the proximity, capacity, cost and availability of oil and gas pipelines and other transportation facilities to our production, and access to readily available alternatives in the event of disruptions in such pipelines or facilities; and

•	the price and availability of alternative fuels.

For more information relating to the volatility of oil and gas prices, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Operations—Commodity Prices and Hedging Activities.”

A material portion of our production is currently concentrated in two wells. If production from these wells declines more than we anticipate, we may have to decrease our distributions to you.

Approximately 11% of our production during the year ended December 31, 2008 and approximately 13% during the three months ended March 31, 2009 was from the La Escalera 1AH well in our Oates SW area of the Permian Basin and the Henson 3H well in the Edwards trend of the Gulf Coast region. These wells represented approximately 3% of our estimated proved developed reserves as of December 31, 2008 principally because the La Escalera 1AH well is expected to be depleted in 2011. Like all gas wells, the rate of production from these wells will decline over time and the estimated future reserves associated with these wells will also decrease. If production from these wells declines more rapidly than we anticipate, it would have a material adverse effect on our ability to make distributions at the level we anticipate.

Our debt levels may limit our flexibility to obtain additional financing and pursue other business opportunities.

After giving effect to the use of proceeds from this offering, we expect to have approximately $125.6 million outstanding under our credit facility and approximately $22.0 million outstanding under our subordinated credit facility. Following this offering, we will have the ability to incur debt, including under our credit facility, subject to borrowing base limitations. At May 8, 2009, our borrowing base was $130.0 million. Our future indebtedness could have important consequences to us, including:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•

covenants contained in our existing and future debt arrangements will require us to meet financial tests that may affect our flexibility in planning for and reacting to changes in our business, including possible acquisition opportunities;

•

we may need a substantial portion of our cash flow from operations to make principal and interest payments on our indebtedness, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders; and

•	our level of debt will make us more vulnerable to competitive pressures, or a downturn in our business or the economy generally, than our competitors with less debt.

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying acquisitions and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional debt or equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms or at all.

Our oil and gas reserves naturally decline, and we are unlikely to be able to sustain distributions at the level of our initial quarterly distribution without making capital expenditures or accretive acquisitions that maintain or grow our asset base.

Producing reservoirs are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Approximately 92% of the estimated ultimate recovery of our estimated proved developed reserves as of December 31, 2008 had been produced. Based on the reserve information set forth in our reserve reports at December 31, 2008, our average annual estimated decline rate for our net proved developed producing reserves is 10% during the first five years, 8% in the next five years and approximately 8% thereafter. This rate of decline is an estimate, and actual production declines could be materially higher. Our decline rate may change when we drill additional wells, make acquisitions and under other circumstances. Our future cash flow from operations and our ability to maintain distributions to unitholders are highly dependent on our success in efficiently exploiting and developing our current reserves. Our ability to increase distributions will be highly dependent on our ability to economically find or acquire additional recoverable reserves. We may not be able to exploit, develop, find or acquire additional reserves to replace our current and future production at acceptable costs, which would adversely affect our business, financial condition and results of operations.

We are unlikely to be able to sustain our current level of distributions without making capital expenditures or accretive acquisitions that maintain or grow our asset base. We will need to make substantial capital expenditures to maintain and grow our asset base, which will reduce our cash available for distribution. Because the timing and amount of these capital expenditures will fluctuate each quarter, we expect to reserve substantial amounts of cash each quarter to finance these expenditures over time. We may use the reserved cash to reduce any indebtedness until we make the capital expenditures. If we do not reserve sufficient cash or make sufficient expenditures to maintain our asset base, we will be unable to pay distributions at the current level from cash generated from operations and would therefore expect to reduce our distributions.

An increase in the differential between NYMEX and the reference or regional index price used to price our oil and gas would reduce our cash flow from operations and could affect our ability to pay cash distributions to you.

Our oil and gas is priced in the local markets where it is produced based on local or regional supply and demand factors. The prices we receive for all of our oil and gas are typically lower than the relevant benchmark prices, such as NYMEX. The difference between the benchmark price and the price we receive is called a differential. Numerous factors may influence local pricing, such as refinery capacity, pipeline capacity and specifications, upsets in the midstream or downstream sectors of the industry, trade restrictions and governmental regulations. Additionally, insufficient pipeline capacity, lack of demand in any given operating area or other factors may cause the differential to increase in a particular area compared with other producing areas. For example, production increases from competing Canadian and Rocky Mountain producers, combined with limited refining and pipeline capacity in the Rocky Mountain area, have gradually widened differentials in this area.

During 2008, we experienced differentials of $7.31 per Bbl of oil and $1.36 per Mcf of gas and during the three months ended March 31, 2009, we experienced differentials of $8.24 per Bbl of oil and $1.05 per Mcf of gas. Approximately 43% of our production during 2008 and 49% during the three months ended March 31, 2009 was from our properties located in the Rocky Mountain and Mid-Continent regions of the United States. Historically, these regions have experienced wider differentials than the Permian Basin and Gulf Coast. If the percentage of our production from these regions increases, we would expect that our price differentials would also increase. Increases in the differential between the benchmark prices for oil and gas and the wellhead price we receive could significantly reduce our cash flow from operations and could affect our ability to pay cash distributions to you. For more information regarding our expected differentials for the twelve months ending June 30, 2010, please read “Cash Distribution Policy and Restrictions on Distributions—Assumptions and Considerations—Operations and Revenue—Prices.”

The estimated proved oil and gas reserves we present are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

The process of estimating oil and gas reserves is complex, involving decisions and assumptions in evaluating the available geological, geophysical, engineering and economic data. Accordingly, these estimates are imprecise. Actual future production, oil and gas prices, revenues, taxes, capital expenditures, operating expenses and quantities of recoverable oil and gas reserves most likely will vary from those estimated. Any significant variance could materially affect the estimated quantities and present value of reserves set forth in this prospectus. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploitation and development activities, prevailing oil and gas prices and other factors, many of which are beyond our control.

The estimates of our reserves are based upon various assumptions about future production levels, prices and costs that may not prove to be correct over time. In particular, estimates of oil and gas reserves, future net revenue from proved reserves and the standardized measure thereof for oil and gas properties are based on the assumption that future oil and gas prices remain the same as oil and gas prices at December 31, 2008. The NYMEX prices on such date were $44.60 per Bbl of oil and $5.62 per MMbtu of gas which resulted in realized prices of $41.56 per Bbl of oil and $4.78 per Mcf of gas. These estimates also assume that we will make future capital expenditures that are necessary to develop and realize the value of proved undeveloped reserves on our properties. In addition, approximately 39% of our total estimated proved reserves at December 31, 2008 were undeveloped. By their nature, estimates of undeveloped reserves are less certain than proved developed reserves. Any significant variance in actual results from these assumptions could also materially affect the estimated quantity and value of reserves set forth in this prospectus.

The standardized measure of future net cash flows from our proved reserves is not necessarily the same as the current market value of our estimated reserves. Any material inaccuracies in our reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves, which could adversely affect our business, results of operations, financial condition and our ability to pay cash distributions to you.

As required by SEC regulations, we base the estimated discounted future net cash flows from our proved reserves on prices and costs in effect on the day of the estimate. However, actual future net cash flows from our properties will be affected by factors such as:

•	supply of and demand for oil and gas;

•	actual prices we receive for oil and gas;

•	our actual operating costs;

•	the amount and timing of our capital expenditures;

•	the amount and timing of actual production; and

•	changes in governmental regulations or taxation.

The timing of both our production and our incurrence of expenses in connection with the development and production of our properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flow, which is required by the SEC, may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and gas industry in general. Any material inaccuracies in our reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves, which could adversely affect our business, results of operations, financial condition and our ability to make cash distributions to you.

Our exploitation and development activities will require substantial capital expenditures, which will reduce our cash available for distribution. We may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a decline in our production and reserves.

The oil and gas industry is capital intensive. We make and expect to continue to make substantial capital expenditures in our business for the exploitation, development, production and acquisition of oil and gas reserves. These expenditures will reduce our cash available for distribution. We intend to finance our future capital expenditures with cash flow from operations, borrowings under our credit facility and the sale of debt or equity securities. The incurrence of debt will require that a portion of our cash flow from operations be used for the payment of interest and principal on our debt, thereby reducing our ability to use cash flow to fund working capital, capital expenditures and acquisitions. Our cash flow from operations and access to capital is subject to a number of variables, including:

•	the amount of oil and gas we produce from existing wells;

•	the prices at which we sell our production;

•	the costs to produce oil and gas from our existing wells;

•	the estimated quantities of our oil and gas reserves;

•	our ability to develop and produce new wells on our existing properties; and

•	our ability to locate, acquire and produce new reserves.

If our revenue or the borrowing base under our credit facility decrease further as a result of lower commodity prices, operating difficulties, declines in reserves or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations at current levels. Our credit facility restricts our ability to incur additional indebtedness. If additional capital is needed, we may not be able to obtain debt or equity financing on terms favorable to us, or at all. If cash flow from operations or availability under our credit facility is not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of our operations relating to the exploitation and development of our properties as well as any acquisition activities which, in turn, could lead to a decline in our reserves and production, and could adversely effect our business, results of operation, financial condition and ability to make cash distributions. In addition, issuing additional units may result in significant unitholder dilution, thereby increasing the aggregate amount of cash required to maintain the then-current distribution rate.

We may incur debt to pay our quarterly distributions, which may negatively affect our ability to execute our business strategy and pay future distributions.

We may be unable to pay our distributions without borrowing under our credit facility and any future financing agreements. When we borrow to pay distributions, we are distributing more cash than we are generating from our operations. If we use borrowings under our credit facility to pay distributions for an extended period of time, we may be unable to support or grow our business. Further, increased interest expense associated with any such borrowings will reduce our cash available for distributions on our units and will have a material adverse effect on our business, financial condition and results of operations.

Our credit facilities contain substantial restrictions and financial covenants that may restrict our business and financing activities and our ability to pay distributions.

The operating and financial restrictions and covenants in our credit facility and any future financing agreements may restrict our ability to finance future operations or capital expenditures or to engage, expand or pursue our business activities or to pay distributions. Our credit facility restricts our ability to, among other things:

•	make distributions to unitholders or repurchase units;

•	incur indebtedness;

•	grant liens;

•	make acquisitions, investments and dispositions; and

•	engage in transactions with affiliates.

We are also required to comply with certain financial covenants and ratios and a restriction that the amount of our borrowings cannot exceed the borrowing base determined by the lenders in their sole discretion. The lenders can unilaterally adjust the borrowing base, and the borrowings permitted to be outstanding under our credit facility. Outstanding borrowings in excess of the borrowing base must be repaid immediately, or we must pledge other oil and gas properties as additional collateral. We do not currently have any substantial unpledged properties and we may not have the financial resources in the future to make mandatory principal repayments required under our credit facility. Please read “Cash Distribution Policy and Restrictions on Distributions—Our Cash Distribution Policy—General,” “—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy,” “—Our Initial Distribution Rate” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facility.” Our ability to comply with these restrictions and covenants in the future is uncertain and will be affected by the levels of our cash flow from operations and events or circumstances beyond our control. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any of the restrictions, covenants or ratios in our credit facility or exceed our borrowing base, a significant portion of our indebtedness may become immediately due and payable, our ability to make distributions will be limited and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our credit facility are secured by substantially all of our assets, and if we are unable to repay our indebtedness under our credit facility, the lenders could seek to foreclose on our assets.

Shortages of drilling rigs, equipment and crews could delay our operations and reduce our cash available for distribution.

Higher oil and gas prices generally increase the demand for drilling rigs, equipment and crews, which can lead to shortages of, and increasing costs for, drilling equipment, services and personnel. Shortages of, or increasing costs for, experienced drilling crews and oil field equipment and services could restrict our ability to drill the wells and conduct the operations which we currently have planned. Any delay in the drilling of new wells or significant increases in drilling costs could reduce our revenues and cash available for distribution. Over the past few years, Abraxas Petroleum has experienced some delays and increased costs for drilling rigs, equipment and crews. For more information on these costs, please refer to “Management Discussion and Analysis of Financial Condition and Results of Operations.”

We will rely on development drilling to replace reserves we have produced and to increase our levels of production. Developing and producing oil and gas are costly and high-risk activities with many uncertainties that could adversely affect our financial condition or results of operations and, as a result, our ability to pay distributions to our unitholders.

Part of our business strategy will focus on replacing the reserves we produce by drilling development wells. Abraxas Petroleum and other third parties conduct our drilling operations. We cannot assure you that we will be able to replace reserves through development drilling. In 2006, for example, Abraxas Petroleum replaced only 7% of the reserves it produced. Drilling operations on our properties involve numerous risks, including the risk that we will not encounter commercially productive oil or gas reservoirs. We will incur significant expenditures to drill and complete wells. Additionally, seismic technology does not allow us to know conclusively, prior to drilling a well, that oil or gas is present or economically producible. The costs of drilling and completing wells are often uncertain, and it is possible that we will make substantial expenditures on development drilling and not discover reserves in commercially viable quantities. These expenditures will reduce cash available for distribution to our unitholders.

Drilling operations on our properties may be curtailed, delayed or cancelled as a result of a variety of factors, including:

•	unexpected drilling conditions;

•	facility or equipment failure or accidents;

•	shortages or delays in the availability of drilling rigs, equipment and crews;

•	adverse weather conditions;

•	compliance with environmental and governmental rules and regulations;

•	title problems;

•	unusual or unexpected geological formations;

•	pipeline ruptures;

•	fires, blowouts, craterings and explosions; and

•	uncontrollable flows of oil or gas or well fluids.

We intend to continue to make acquisitions of oil and gas properties to grow our asset base. The properties we acquire may not produce as projected and we may be unable to determine reserve potential, identify liabilities associated with the properties or obtain protection from sellers against such liabilities, which could adversely affect our cash available for distribution.

Part of our business strategy is to make accretive acquisitions of oil and gas properties. All acquisitions require an assessment of recoverable reserves, title, future oil and gas prices, operating costs, potential environmental hazards and liabilities, potential tax and ERISA liabilities, and other liabilities and similar factors. Ordinarily, our review efforts are focused on the higher-valued properties and are inherently incomplete because it generally is not feasible to review in depth every individual property involved in each acquisition. Even a detailed due diligence review may not necessarily reveal existing or potential problems, nor will it permit us to become sufficiently familiar with the properties to fully assess their deficiencies and potential. Inspections may not always be performed on every well, and potential problems, such as ground water contamination and other environmental conditions and deficiencies in the mechanical integrity of equipment are not necessarily observable even when an inspection is undertaken. Any unidentified problems could result in material liabilities and costs that negatively impact our financial condition and results of operations and our ability to make cash distributions to our unitholders.

Additional potential risks related to acquisitions include, among other things:

•	incorrect assumptions regarding the future prices of oil and gas or the future operating or development costs of properties acquired;

•	incorrect estimates of the oil and gas reserves attributable to a property we acquire;

•	unpredictable production profiles and decline rates of properties acquired;

•	an inability to integrate successfully the properties we acquire;

•	the assumption of liabilities;

•	limitations on our rights to be indemnified by the seller;

•	the diversion of management’s attention from other business concerns; and

•	losses of key operational employees at the acquired properties.

Our hedging activities could result in financial losses or could reduce our cash flow, which may adversely affect our ability to pay distributions.

To achieve more predictable cash flow and reduce our exposure to fluctuations in the prices of oil and gas and to comply with the requirements under our credit facility, we have and expect to continue to enter into derivative contracts, which we sometimes refer to as hedging arrangements, for a significant portion of our oil and gas production that could result in both realized and unrealized losses. At May 8, 2009, we had NYMEX-based fixed price commodity swaps on approximately 80% (85% for 2009-2011 and 60% for 2012) of our estimated oil and gas production from our estimated net proved developed producing reserves through December 31, 2012. We have elected out of hedge accounting as prescribed by applicable accounting rules. For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Accounting for Derivatives.”

The extent of our commodity price exposure is related largely to the effectiveness and scope of our commodity price hedging activities. For example, the prices utilized in our derivative contracts are NYMEX-based, which may differ significantly from the actual prices we receive for oil and gas which are based on the local markets where oil and gas are produced. The prices that we receive for our oil and gas production are typically lower than the relevant benchmark prices that are used for calculating commodity derivative positions. The difference between the benchmark price and the price we receive is called a differential. As a result, our cash flow could be adversely affected if the basis differentials widen more than we anticipate. For more information, see “—An increase in the differential between NYMEX and the reference or regional index price used to price our oil and gas would reduce our cash flow from operations and could affect our ability to pay cash distributions to you.” We currently do not have any basis differential hedging arrangements in place. Our cash flow could also be affected based upon the levels of our production. If production is higher than we estimate, we will have greater commodity price exposure than we intended. If production is lower than the nominal amount that is subject to our hedging arrangements, we may be forced to satisfy all or a portion of our hedging arrangements without the benefit of the cash flow from our sale of the underlying physical commodity, resulting in a substantial reduction in cash flows. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk—Hedging Activities and Sensitivity” for more information.

If the prices at which we hedge our oil and gas production are less than prevailing market prices, our ability to pay cash distributions could be adversely affected.

At May 8, 2009, we had NYMEX-based fixed price commodity swaps on approximately 80% (85% for 2009-2011 and 60% for 2012) of our estimated oil and gas production from our estimated net proved developed producing reserves through December 31, 2012. The volume weighted average prices in our derivative contracts are $81.08 per barrel of oil and $8.14 per MMbtu of gas. The contract prices for oil and gas are significantly higher than the NYMEX futures price on May 8, 2009 of $58.63 per barrel and $4.31 per MMbtu. When our contract prices are higher than prevailing market prices, we will sustain realized and unrealized gains on our derivative contracts. Conversely, when our contract prices are less than prevailing market prices, we will sustain realized and unrealized losses on our derivative contracts. For the year ended December 31, 2008, we recognized a realized loss of ($9.3) million and an unrealized gain of $37.9 million. The realized loss resulted in a decrease in cash flow from operations and negatively affected our cash available for distribution. We expect to continue to enter into similar hedging arrangements in the future to reduce cash flow volatility.

The counterparty to our derivative contracts may be unable to perform its obligations to us, which could materially affect our cash flows, results of operations and our ability to pay cash distributions.

As of March 31, 2009, the mark-to-market value of our commodity derivative contracts was $46.1 million which entitles us to future payments from our counterparty. The worldwide financial and credit crisis may adversely affect the ability of our counterparty to fulfill its obligations to us. If our counterparty is unable or unwilling to make the required payments to us, it could have a material adverse effect on our cash flows, results of operations and our ability to pay cash distributions.

Our ability to use hedging arrangements to protect us from future oil and gas price declines will be dependent upon oil and gas prices at the time we enter into these hedging arrangements and our future levels of hedging, and as a result our future net cash flow may be more sensitive to commodity price changes.

We have currently hedged a significant portion of our estimated oil and gas production from our net proved developed producing reserves with NYMEX-based fixed price commodity swaps through December 2012. As our derivative contracts expire, more of our future production will be sold at market prices unless we enter into further hedging arrangements. Our commodity price hedging strategy and future hedging transactions will be determined at the discretion of our general partner, which is not under any future obligation to hedge a specific portion of our production. The prices at which we hedge our production in the future will be dependent upon commodity prices at the time we enter into these arrangements, which may be substantially higher or lower than current oil and gas prices. Accordingly, our commodity price hedging strategy may not protect us from significant declines in oil and gas prices received for our future production. Conversely, our commodity price hedging strategy has limited and may in the future limit our ability to realize increased cash flow from commodity price increases. It is also possible that a substantially larger percentage of our future production will not be hedged as compared to the next few years, which would result in our oil and gas revenues becoming more sensitive to commodity price changes.

Future commodity price declines may result in a write-down of our asset carrying values, which could have a material adverse effect on our results of operations and limit our ability to borrow and make distributions.

Lower oil or gas prices may not only decrease our revenues, but also reduce the amount of oil or gas that we can produce economically. This may result in our having to make substantial downward adjustments to our estimated proved reserves. If this occurs, or if our estimates of exploitation and development costs increase, production data factors change or drilling results deteriorate, accounting rules may require us to write down, as a non-cash charge to earnings, the carrying value of our oil and gas properties for impairments. This is known as a ceiling-test impairment. At December 31, 2008 and at March 31, 2009, the net capitalized costs of our oil and gas properties exceeded the present value of our estimated proved reserves by $97.1 million and $2.8 million, respectively, resulting in a ceiling-test impairment of $97.1 million and $2.8 million, respectively. We may incur impairment charges in the future, which could have a material adverse effect on our results of operations in the period taken and our ability to borrow funds under our credit facility, which may adversely affect our ability to make cash distributions to our unitholders.

We may be unable to compete effectively with larger companies, which may adversely affect our ability to generate sufficient revenue and our ability to pay distributions to our unitholders.

The oil and gas industry is intensely competitive, and we compete with other companies that have greater resources than us. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Many of our larger competitors not only drill for and produce oil and gas, but also engage in refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for oil and gas properties and evaluate, bid for and purchase a greater number of properties than our financial or human resources permit. In addition, these companies may have a greater ability to continue drilling activities during periods of low oil and gas prices, to contract for drilling equipment, to secure trained personnel, and to absorb the burden of present and future federal, state, local and other laws and regulations. The oil and gas industry has periodically experienced shortages of drilling rigs, equipment and crews, which has delayed development drilling and other exploitation activities and has caused significant price increases. Competition has been strong in hiring experienced personnel, particularly in the technical fields of petroleum engineering and geology. In addition, competition is strong for attractive oil and gas producing properties, companies that own such properties and undeveloped leases and drilling rights. We may be outbid by competitors in our attempts to acquire properties or companies. Our inability to compete effectively with larger companies could have a material adverse impact on our business activities, financial condition and results of operations.

Our business is subject to operational risks that may not be fully insured, which, if they were to occur, could adversely affect our financial condition or results of operations and, as a result, our ability to pay distributions to our unitholders.

Our business activities are subject to operational risks, including:

•	damages to equipment caused by adverse weather conditions, including hurricanes, lightning strikes and flooding;

•	facility or equipment malfunctions;

•	pipeline ruptures or spills;

•	fires, blowouts, craterings and explosions; and

•	uncontrollable flows of oil or gas or well fluids.

Any of these events could adversely affect our ability to conduct operations or cause substantial losses, including personal injury or loss of life, damage to or destruction of property, natural resources and equipment, pollution or other environmental contamination, loss of wells, regulatory penalties, suspension of operations, and attorney’s fees and other expenses incurred in the prosecution or defense of litigation.

We maintain insurance against some but not all of these risks. Additionally, we may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the perceived risks presented. Losses could therefore occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could have a material adverse impact on our business activities, financial condition, results of operations and ability to pay distributions to our unitholders.

Our ability to make cash distributions to our unitholders and to pursue our business strategies may be adversely affected if we incur costs and liabilities due to a failure to comply with environmental regulations or a release of hazardous substances into the environment.

We may incur significant costs and liabilities as a result of environmental requirements applicable to the operation of our wells and other facilities. These costs and liabilities could arise under a wide range of federal, state and local environmental laws and regulations, including, for example:

•	the federal Clean Air Act and comparable state laws and regulations that impose obligations related to air emissions;

•	the federal Clean Water Act and comparable state laws and regulations that impose obligations related to discharges of pollutants into regulated bodies of water;

•	the federal Resource Conservation and Recovery Act, or RCRA, and comparable state laws that impose requirements for the handling and disposal of waste from our facilities; and

•

the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, also known as Superfund, and comparable state laws that regulate the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or at locations to which we have sent waste for disposal.

Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations. Certain environmental statutes, including the RCRA, CERCLA, the federal Oil Pollution Act and analogous state laws and regulations, impose strict, joint and several liability on responsible parties for costs required to clean up and restore sites where hazardous substances or other waste products have been disposed of or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances or other waste products into the environment. Please read “—We may incur costs for plugging and abandoning wells and environmental liabilities relating to our properties” and “Business—Environmental Matters” for more information on the laws and regulations that affect us, the operation of our properties and certain related risks and potential liabilities.

The operation of our properties is subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of conducting our operations.

Our oil and gas operations are subject to complex and stringent laws and regulations. In order to operate our properties in compliance with these laws and regulations, Abraxas Petroleum (which operates properties comprising over 75% of our estimated proved reserves at December 31, 2008) and all other operators of our properties must obtain and maintain numerous permits, approvals and certificates from various federal, state and local governmental authorities. Failure or delay in obtaining regulatory approvals or drilling permits could have a material adverse effect on the ability to develop our properties, and receipt of drilling permits with onerous conditions could increase our compliance costs. In addition, regulations regarding conservation practices and the protection of correlative rights affect the operation of our properties by limiting the quantity of oil and gas we may produce and sell.

We are subject to federal, state and local laws and regulations as interpreted and enforced by governmental authorities possessing jurisdiction over various aspects of the operations of our properties. While the cost of compliance with these laws has not been material to the operations of our properties in the past, the possibility exists that new laws, regulations or enforcement policies could be more stringent and significantly increase our compliance costs. If we are not able to recover the resulting costs through insurance or increased revenues, our ability to pay distributions to our unitholders could be adversely affected. Please read “Business—Environmental Matters” and “Business—Regulation of Oil and Gas Activities” for more information.

We may incur costs for plugging and abandoning wells and environmental liabilities relating to our properties.

We are responsible for all plugging and abandonment costs relating to our properties. As of March 31, 2009, we have estimated these costs to be approximately $9.2 million. In addition, under the terms of our omnibus agreement with Abraxas Petroleum, we have agreed to be responsible for all environmental liabilities relating to the properties contributed to us in the Formation Transactions except to the extent we are indemnified by Abraxas Petroleum. Abraxas Petroleum has agreed to indemnify us through May 24, 2010 against certain potential environmental claims. Abraxas Petroleum’s maximum liability for these indemnification obligations will not exceed $5 million and Abraxas Petroleum will not have any obligation under this indemnification until our aggregate losses exceed $500,000. Abraxas Petroleum will have no indemnification obligations with respect to environmental claims made as a result of additions to or modifications of environmental laws promulgated after May 25, 2007. We have agreed to indemnify Abraxas Petroleum against environmental liabilities related to our assets to the extent Abraxas Petroleum is not required to indemnify us. We also agreed to indemnify St. Mary against all environmental liabilities related to the properties acquired in the St. Mary Acquisition.

Increases in interest rates could cause the market price of our common units to decline, which could adversely affect our ability to issue additional equity, make acquisitions and incur debt.

An investment in our common units is subject to certain risks. In exchange for accepting these risks, investors may demand to receive a higher rate of return which might exceed those otherwise obtainable from lower-risk investments. Accordingly, as interest rates rise, the ability of investors to obtain higher risk-adjusted rates of return by purchasing government-backed debt and other investments may cause a corresponding decline in demand for riskier investments generally, including yield-based equity investments such as publicly traded limited partnership interests such as our common units. Reduced demand for our common units may cause the market price of our common units to decline and could adversely affect our ability to issue additional equity. Further, borrowings under our credit facility are subject to variable interest rates. Accordingly, our cost of borrowing will increase as interest rates increase. Both of these factors could, in turn, adversely affect the availability of capital with which to make accretive acquisitions.

Inflation would increase our costs and may adversely affect our business, financial condition and results of operations.

The cost of labor and supplies, taxes, repairs, maintenance and insurance are all subject to inflationary pressures. Inflation could adversely affect our ability to make accretive acquisitions at economically attractive prices, and could increase our operating and general and administrative expenses and diminish our ability to continue to exploit and develop our existing oil and gas properties in a cost efficient manner. Pursuant to our omnibus agreement, the annual fees payable to Abraxas Petroleum for general and administrative expenses are subject to annual adjustments for inflation, as well as for acquisition or other expansion adjustments. In addition, we are required to reimburse Abraxas Petroleum for the costs it incurs for operating our properties. Unless prices of oil and gas also increase, significant inflation would adversely affect our business, financial condition and results of operations.

Risks Inherent in an Investment in Us

Abraxas Petroleum controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and Abraxas Petroleum have conflicts of interest with us and limited fiduciary duties, and may favor their own interests to our detriment.

Abraxas Petroleum owns and controls our general partner. Some of our general partner’s directors and officers, are also directors and officers of Abraxas Petroleum. The directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Abraxas Petroleum. Conflicts of interest exist and may arise between Abraxas Petroleum and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its owners over the interests of our unitholders. These conflicts include, among others, the following situations:

•

neither our partnership agreement nor any other agreement requires Abraxas Petroleum to pursue a business strategy that favors us. Abraxas Petroleum’s directors and officers have a fiduciary duty to make these decisions in the best interests of the owners of Abraxas Petroleum, which may be contrary to our interests;

•	our general partner is allowed to take into account the interests of parties other than us in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•	Abraxas Petroleum is not limited in its ability to compete with us, which could limit our ability to acquire additional assets;

•

our general partner determines the amount and timing of our drilling program and related capital expenditures, asset purchases and sales, borrowings, issuance of additional partnership securities and cash reserves, each of which can affect the amount of cash that is distributed to unitholders;

•

our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

•

Abraxas Petroleum operates properties comprising over 75% of our estimated proved reserves at December 31, 2008, determines the manner in which its personnel and operational resources are utilized and is not prohibited from favoring other properties it operates over our properties, so long as it conducts itself in accordance with the operating standards set forth in the operating agreements;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•	in some instances, our general partner may cause us to borrow funds in order to permit the payment of cash distributions;

•	our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates;

•	our general partner may exercise its limited right to call and purchase common units if it and its affiliates own more than 80% of our common units; and

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Please read “Conflicts of Interest and Fiduciary Duties.”

Abraxas Petroleum is not limited in its ability to compete with us, which could affect our ability to acquire additional assets.

Neither our partnership agreement nor our omnibus agreement prohibits Abraxas Petroleum and its affiliates from owning assets or engaging in businesses that compete directly or indirectly with us. For instance, Abraxas Petroleum and its affiliates may acquire, develop or dispose of additional oil and gas properties or other assets in the future, without any obligation to offer us the opportunity to purchase or develop any of those assets. In addition, Abraxas Petroleum is not obligated to present us with potential acquisitions and is not restricted from competing with us. Competition from these entities could adversely impact our results of operations and cash available for distribution. Please read “Conflicts of Interest and Fiduciary Duties.”

Cost reimbursements and payments to our general partner and its affiliates for services provided may be substantial and could reduce our cash available for distributions.

Pursuant to our omnibus agreement, we currently pay Abraxas Petroleum $2.6 million per year, and will continue to pay this amount until the second anniversary of the closing of this offering, for general and administrative expenses, subject to annual adjustments for inflation and acquisitions or other expansion adjustments. This fee includes an adjustment made in January 2008 for the St. Mary property acquisition of $1.1 million. Thereafter, our payment obligations to Abraxas Petroleum for general and administrative services provided on our behalf are not fixed. In addition, pursuant to our operating agreements we are required to reimburse Abraxas Petroleum for all of our operating expenses, which are the costs incurred in the operation of producing properties. Expenses for utilities, direct labor, water injection and disposal, production taxes and materials and supplies comprise the most significant portion of our operating expenses. Operating expenses do not include general and administrative expenses. Payments for these services will be substantial and will reduce the amount of cash available for distribution to unitholders. Please read “Certain Relationships and Related Party Transactions—Summary of Formation Transaction Documents—Omnibus Agreement” and “—Operating Agreement.”

Unitholders have limited voting rights and are not entitled to elect our general partner or its Board of Directors on an annual or other continuing basis.

Unlike the holders of common stock in a corporation, common unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management decisions regarding our business. Unitholders did not elect our general partner or its Board of Directors, and will have no right to elect our general partner on an annual or other continuing basis. The Board of Directors of our general partner, including the independent directors, are elected by Abraxas Petroleum. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have a very limited ability to remove our general partner. Please read “Management,” and “The Partnership Agreement—Meetings; Voting.”

Our partnership agreement limits the fiduciary duties owed by our general partner to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement:

•

permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any unitholder;

•

provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed the decision was in the best interests of our partnership;

•

generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the Board of Directors of our general partner acting in good faith and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us, as determined by our general partner in good faith, and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

•

provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter acted with knowledge that such conduct was criminal; and

•

provides that in resolving conflicts of interest, it will be presumed that in making its determination as to whether the terms are “no less favorable” or “fair and reasonable” to us, the general partner or its conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

By purchasing a common unit, a common unitholder will be deemed to be bound by the provisions in our partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties.”

Even if unitholders are dissatisfied, they cannot remove our general partner without the consent of unitholders owning at least 66 2/3% of our common units, including units owned by our general partner and its affiliates.

Holders of our common units are currently unable to remove our general partner without its consent because our general partner and its affiliates own sufficient units to be able to prevent the removal of our general partner. The vote of the holders of at least 66 2/3% of all outstanding common units voting together as a single class is required to remove our general partner. Upon consummation of this offering, our general partner and its affiliates will own approximately 34.9% of our common units and approximately 33.6% of our common units if the underwriters exercise their over-allotment option to purchase additional common units and redeemable warrants in full. If Abraxas Petroleum purchases all of the common units it has agreed to purchase in this offering, our general partner and its affiliates will own approximately 38.8% of our common units and approximately 37.4% of our common units if the underwriters exercise their over-allotment option to purchase additional common units and redeemable warrants in full.

Control of our general partner may be transferred to a third party without unitholder consent and the successor owner could replace our board of directors and officers.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, our partnership agreement does not restrict the ability of Abraxas Petroleum, the owner of our general partner, from transferring all or a portion of its ownership interest in our general partner to a third party. The successor owner of our general partner would then be in a position to replace the Board of Directors and officers of our general partner with its own choices and thereby influence the decisions made by the Board of Directors and officers. In addition, Abraxas Petroleum has secured its obligations under its credit facility with its ownership interests in our general partner and Abraxas Investments. If Abraxas Petroleum defaults on its credit agreement, its lenders could foreclose on these interests and obtain control of our general partner or sell such controlling interest to a third party.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our units, other than our general partner and its affiliates, which may limit the ability of significant unitholders to influence the manner or direction of management.

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, their transferees and persons who acquired such units with the prior approval of the Board of Directors of our general partner, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

You will experience immediate and substantial dilution of $4.59 in tangible net book value per common unit.

The assumed initial public offering price of $5.00 per unit exceeds our pro forma net tangible book value of $(0.90) per unit before this offering. Based on the assumed initial public offering price of $5.00 per unit, you will incur immediate and substantial dilution of $4.59 per common unit. This dilution results primarily because the assets contributed by our general partner and its affiliates are recorded in accordance with GAAP at their historical cost, and not their fair value. Please read “Dilution.”

You will not be able to exercise your redeemable warrants if we do not have an effective registration statement in place when you desire to do so.

No redeemable warrants will be exercisable, and we will not be obligated to issue common units upon exercise of redeemable warrants by a holder unless, at the time of such exercise, we have a registration statement under the Securities Act of 1933, as amended, in effect covering the common units issuable upon exercise of the redeemable warrants and a current prospectus or another registration statement and current prospectus relating to such common units or an exemption from registration is available. The registration statement of which this prospectus is a part includes the sale or transfer of the common units that you would receive upon exercise of the redeemable warrants and we have agreed to use our best efforts to keep this registration statement in effect covering common units issuable upon exercise of the redeemable warrants and to maintain a current prospectus relating to the common units until the redeemable warrants expire or are redeemed. However, we cannot assure you that we will be able to do so. The redeemable warrants may be deprived of any value, the market for the redeemable warrants may be limited and the holders of redeemable warrants may not be able to sell the common units they receive upon exercise of their redeemable warrants if there is no registration statement in effect covering common units issuable upon the exercise of the redeemable warrants or the prospectus relating to the common units issuable upon the exercise of the redeemable warrants is not current.

We may choose to redeem our redeemable warrants at a time that is disadvantageous to our warrant holders.

Subject to there being an effective registration statement with respect to the common units issuable upon exercise of the redeemable warrants, we may redeem the redeemable warrants at any time after the redeemable warrants become exercisable in whole and not in part, at a price of $0.01 per warrant, upon a minimum of 30 days prior written notice of redemption and if the last sales price of our common units equals or exceeds $[            ] per share for any 20 trading days within a 30-trading-day period ending three business days before we deliver a notice of redemption. Redemption of the warrants could force the warrant holders to (i) exercise the warrants and pay the exercise price at a time when it may be disadvantageous for the holders to do so, (ii) sell the warrants at the then current market price when they might otherwise wish to hold the warrants, or (iii) accept the $0.01 redemption price which, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants.

Our redeemable warrants may adversely affect the market price of our common units.

The exercise of the redeemable warrants will increase the number of issued and outstanding common units and reduce the value of our common units. If and to the extent these redeemable warrants are exercised, you may experience dilution to your holdings.

Units eligible for future sale may have adverse effects on our unit price and the liquidity of the market for our common units.

We cannot predict the effect of the redeemable warrants being exercised for common units, of future sales of our common units, or the availability of common units for future sales, on the market price of or the liquidity of the market for our common units. Sales of substantial amounts of common units, or the perception that such sales could occur, could adversely affect the prevailing market price of our common units. Such sales, or the possibility of such sales, could also make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. In addition, if no active trading market develops for our common units, sales of common units or the possibility of such sales could have a greater adverse effect on the market price of our common units than would be the case if an active market existed.

Upon completion of this offering, the Private Investors and their affiliates will own approximately 6,059,651 common units, representing approximately 38.4% of our outstanding units. The Private Investors will generally be eligible to sell their common units into the market beginning 60 days after the date of this prospectus. Please read “Certain Relationships and Related Party Transactions—Summary of Formation Transaction Documents—Registration Rights Agreement,” “Underwriting—Lock-Up Agreements” and “Units Eligible For Future Sale” for additional information.

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register, under the Securities Act and applicable state securities laws, the offer and sale of any common units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any common units to require registration of any of these common units and to include any of these common units in a registration by us of other units, including common units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In addition, subject to exceptions, we, the officers and directors of our general partner, our general partner and its affiliates have agreed not to sell any common units they may hold for a period of 365 days from the date of this prospectus. However, we may issue and sell an unlimited number of common units within that period as consideration in connection with accretive acquisitions, including in order to pay the cash portion of any consideration or to repay indebtedness incurred in connection with any such acquisition. Please read “Units Eligible for Future Sale” and “Underwriting—Lock-Up Agreements” for a description of the lock-up provisions.

We may issue an unlimited number of additional units, including units that are senior to the common units, without your approval, which would dilute your existing ownership interests.

Our partnership agreement does not limit the number of additional common units or other equity securities that we may issue at any time without the approval of our unitholders. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	the ratio of taxable income to distributions may increase;

•	the common units may be subordinated in rights of distribution, liquidation or voting;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of our common units may decline.

Our general partner has a limited call right that may require you to sell your units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of our common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-

current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. Upon completion of this offering, Abraxas Investments, an affiliate of our general partner, will own approximately 34.6% of our outstanding common units, assuming the underwriters do not exercise their over-allotment option to purchase additional common units and redeemable warrants and that Abraxas Petroleum does not purchase any common units and redeemable warrants in this offering. Please read “The Partnership Agreement—Limited Call Right.”

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner. Our partnership is organized under Delaware law, and we currently conduct business in a number of states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the states in which we do (or may do) business. You could be liable for any and all of our obligations as if you were a general partner if a court or government agency determined that:

•	we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•

your right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement, or to take other unitholder actions as provided in our partnership agreement, is deemed to constitute “control” of our business.

For a discussion of the implications of the limitations of liability on a unitholder, please read “The Partnership Agreement—Limited Liability.”

Unitholders may have liability to repay distributions that were wrongfully made to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make distributions if such distributions would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received such distribution and who knew at the time of the distribution that it violated Delaware law, will be liable to the limited partnership for the distribution amount. Substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the substituted limited partner at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

Common units held by persons who are not Eligible Holders will be subject to the possibility of redemption.

We own interests in oil and gas leases on federal lands that are subject to certain U.S. laws relating to ownership of such interests. In order to comply with those laws, our partnership agreement requires that a transferee of common units properly complete and deliver to us a transfer application containing a certification as to a number of matters, including the status of the transferee, or all of its owners, as being an Eligible Holder, and that from time to time, upon the request of our general partner, an existing unitholder re-certify such status to the partnership. As used herein, Eligible Holder means a person or entity qualified to hold an interest in oil and gas leases on federal lands. If a transferee or a unitholder, as the case may be, does not properly complete a transfer application or re-certification, as applicable, for any reason, the transferee or unitholder will have no right to receive any distributions or allocations of income or loss on its common units or to vote its units on any matter, and we have the right to redeem such units at a price which is equal to the average daily closing price per common unit for the 20 consecutive trading days prior to the date of determination of the price at which such units will be redeemed. Please read “Description of the Common Units and Redeemable Warrants—Transfer of Common Units” and “The Partnership Agreement—Non-Eligible Holders; Redemption.”

Holders may have limited liquidity for their common units and redeemable warrants, a trading market may not develop for our common units or the redeemable warrants, and you may not be able to resell your common units at the initial public offering price.

Prior to this offering, there has been no public market for our common units or our redeemable warrants. After this offering, there will be 4,000,000 publicly traded common units, or 4,600,000 publicly traded common units if the underwriters exercise their over-allotment option to purchase additional common units and redeemable warrants in full. In addition, the Private Investors and their affiliates will generally be able to sell all 6,059,651 common units owned by them into the market beginning 60 days after the date of this prospectus. Please read “—Units eligible for future sale may have adverse effects on our unit price and the liquidity of the market for our common units.” We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the units and limit the number of investors who are able to buy the units.

In addition, trading markets may experience periods of volatility, which could result in highly variable and unpredictable pricing of securities. The market price of our common units could change in ways that may or may not be related to our business, our industry or our operating performance and financial condition.

Tax Risks to Common Unit Holders and Redeemable Warrant Holders

In addition to reading the following risk factors, you should read “Material Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units and redeemable warrants.

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the IRS treats us as a corporation or we become subject to additional material entity-level taxation for state tax purposes, it would substantially reduce the amount of cash available for distribution to our unitholders.

The anticipated after-tax benefit of an investment in our common units and redeemable warrants depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter that affects us.

If we are treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rates, currently at a maximum rate of 35%, and would likely pay state income tax at varying rates. Distributions to our unitholders would generally be taxed as corporate distributions, and no income, gain, loss, deduction or credit would flow through to our unitholders. Because a tax may be imposed on us as a corporation, our cash available for distribution to our unitholders could be reduced. Thus, any treatment of us as a corporation for federal tax purposes could result in a material reduction in the anticipated cash flow and after-tax return to our unitholders and, therefore, result in a substantial reduction in the value of our units.

Current law or our business may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. Any such changes could negatively impact the value of an investment in our common units. At the state level, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. For example, we may be subject to a new entity-level state tax on the portion of our income that is generated in Texas. Specifically, the Texas margin tax may be imposed at a maximum effective rate of 0.7% of our gross income that is apportioned to Texas. Additionally, it is possible that any income from non-Texas activities may be taxed under the Texas margin tax. We are currently considered a passive-entity and not subject to the Texas margin tax. If other states in which we operate were to impose a tax upon us as an entity, the cash available for distribution to our unitholders would be reduced.

Additionally, any income we receive as a result of the expiration of the redeemable warrants or a redemption of such redeemable warrants appears likely to be treated as income other than “qualifying income,” as further discussed in “Material Tax Consequences—Partnership Status.” If such income is not qualifying income, and if it equals or exceeds 10% of our gross income in any one year, we would thereafter be treated as a corporation for federal income tax purposes. Based on the terms of the redeemable warrants, however, we do not expect such income to rise to a level that would cause us to be taxed as a corporation for federal income tax purposes; provided, further, that such expectation is based on the primary assumptions that (i) in the year in which such income is recognized, our gross income will be close to its current level and (ii) that we have properly valued the redeemable warrant interest.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to challenge this method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Please read “Material Tax Consequences—Disposition of Common Units—Allocations Between Transferors and Transferees.”

An IRS contest of the federal income tax positions we take may adversely affect the market for our common units, and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter that affects us. The IRS may adopt positions that differ from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we take and a court may disagree with some or all of those positions. Any contest with the IRS may materially and adversely impact the market for our units and the price at which they trade. In addition, our costs of any contest with the IRS will result in a reduction in cash available for distribution to our unitholders.

As a common unitholder you may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

Our unitholders will be required to pay federal income taxes and, in some cases, state and local income taxes on their share of our taxable income, whether or not they receive cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from their share of our taxable income.

You may have to recognize income in the future as a result of the exercise of your redeemable warrant.

Upon the exercise of a redeemable warrant, to the extent the value of the common unit you receive exceeds the sum of (i) your allocated purchase price of the redeemable warrant and (ii) the redeemable warrant exercise price, we will allocate unrealized income to you, to the extent available, that you must recognize at the time of the disposition of our assets, or, in the event we do not have unrealized income to allocate to you, we will allocate future items of income to you until such time as the sum of such allocated income, the redeemable warrant purchase price and the redeemable warrant exercise price, equals the value of the common unit you receive upon exercise. Please read “Material Tax Consequences—Tax Consequences of an Investment in the Redeemable Warrants—Exercise of a Redeemable Warrant.”

It is possible that all or a portion of gain or loss on disposition of common units or redeemable warrants may be recognized as ordinary income, subject to your marginal rate.

If our unitholders or warrant holders sell any of their units or redeemable warrants, they will recognize a gain or loss equal to the difference between the amount realized and their tax basis in those units or redeemable warrants. Additionally, upon the redemption or expiration of a redeemable warrant, you would recognize a loss to the extent your purchase price of the redeemable warrant, as discussed in “Material Tax Consequences—

Purchase Price Allocation Issues,” exceeds the amount received, if any. Prior distributions to our unitholders in excess of the total net taxable income they were allocated for a unit, which decreased their tax basis in that unit, will, in effect, become taxable income to our unitholders if the unit is sold at a price greater than their tax basis in that unit, even if the price our unitholders receive is less than their original cost. A substantial portion of the gain recognized, whether or not representing actual appreciation, may be ordinary income to our unitholders. In addition, if our unitholders sell units, they may incur a tax liability in excess of the amount of cash they receive from the sale.

You may not recognize capital gain or loss on the disposition of a redeemable warrant.

Although a sale of a capital interest generally results in a capital gain or loss, the proposed Regulations do not make it clear that a redeemable warrant for a partnership interest is a capital asset, and therefore it is possible that any gain or loss recognized with respect to the disposition of a redeemable warrant will be treated as ordinary gain or loss to you. Please Read “Material Tax Consequences—Tax Consequences of an Investment in the Redeemable Warrants—Sale, Exchange, Redemption or Expiration of a Redeemable Warrant.”

Tax-exempt entities and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investment in units by tax-exempt entities, including employee benefit plans and individual retirement accounts (known as IRAs) and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to such a unitholder. Distributions to non-U.S. persons will be reduced by withholding taxes imposed at the highest effective applicable tax rate, and non-U.S. persons will be required to file United States federal income tax returns and pay tax on their share of our taxable income.

We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of our common units.

Because we cannot match transferors and transferees of units, we will adopt depreciation and amortization positions that may not conform with all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. It also could affect the timing of these tax benefits or the amount of gain on the sale of units and could have a negative impact on the value of our units or result in audits of and adjustments to our unitholders’ tax returns. Please read “Material Tax Consequences—Uniformity of Units,” for a further discussion of the effect of the depletion, depreciation and amortization positions we will adopt.

We will be deemed to have terminated as a partnership for federal tax purposes if there is a sale or exchange of 50% or more of our interests within a twelve-month period.

If there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period, we will be considered to have terminated for federal tax purposes. A constructive termination would, among other things, result in the closing of our taxable year for all unitholders and, in the case of unitholders reporting on a taxable year other than a fiscal year ending December 31, may result in more than twelve months of our taxable income or loss being includable in the unitholders’ taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and unitholders receiving two Schedule K-1s) for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. Additionally, all federal tax elections we have made will be terminated, and the depreciable lives of our depreciable property will be started anew.

Our unitholders may be subject to state and local taxes and return filing requirements in states where they do not live as a result of investing in our units.

In addition to federal income taxes, our unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property now or in the future, even if they do not reside in any of those jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. We conduct business and own assets in a number of states. As we make acquisitions or expand our business, we may conduct business or own assets in additional states in the future. It is the responsibility of each unitholder to file all United States federal, foreign, state and local tax returns that may be required of such unitholder. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in the units.

Certain federal income tax deductions currently available with respect to oil and gas drilling and development may be eliminated as a result of future legislation. Additionally, federal income tax rates may be increased for certain investors, in which case any income resulting from an investment in us may result in higher federal income tax payments.

The White House released a preview of its budget for Fiscal Year 2010 on February 26, 2009, entitled “A New Era of Responsibility: Renewing America’s Promise.” Among the new administration’s proposed changes are the outright elimination of many of the key federal income tax benefits historically associated with oil and gas. Although presented in very summary form, among other significant energy tax items, the administration’s budget appears to propose the complete elimination of (i) expensing of intangible drilling costs, and (ii) the “percentage depletion” method of deduction with respect to oil and gas wells. Additionally, the budget proposes to reinstate for single individuals making greater than $200,000 per year, and for couples making greater than $250,000 per year, the maximum ordinary income rates of 36% and 39.6%, and the maximum long-term capital gain rate of 20%.

Although no legislation has yet been formally introduced, the administration’s apparent effective date would be January 1, 2011. It is unclear whether such proposal will be proposed as actual legislation and, if so, whether it will actually be enacted. In addition, there are other significant tax changes under discussion in the Congress. If this proposal (or others) is enacted into law, it could represent an extremely significant reduction in the tax benefits that have historically applied to certain investments in oil and gas. Please read “Material Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions” and “—Tax Treatment of Operations—Potential Changes to Legislation.”

USE OF PROCEEDS

We expect the estimated net proceeds from this offering and the proportionate capital contribution from our general partner of $0.4 million to be $18.5 million, after deducting the underwriting discount of $1.0 million and offering expenses of approximately $0.9 million to be paid with proceeds from this offering, based on an assumed offering price of $5.00 per unit. We intend to use the net proceeds of this offering, together with our general partner’s proportionate capital contribution of approximately $0.4 million, to partially repay indebtedness outstanding under our subordinated credit facility. Our general partner’s proportionate capital contribution of $0.4 million will result in the issuance of an additional 89,385 general partner units, for a total of 316,617 general partner units, and maintenance of its 2% general partner interest. We have previously paid approximately $1.8 million in offering expenses out of available cash.

At May 8, 2009, we had borrowings of $40.0 million outstanding under our subordinated credit facility. We used the borrowings under our subordinated credit facility to partially finance the St. Mary Acquisition. Outstanding amounts under our subordinated credit facility bear interest at (a) the greater of (1) the reference rate announced from time to time by Société Générale, (2) the Federal Funds Rate plus 0.5% and (3) a rate determined by Société Générale as the daily one-month LIBOR, plus in each case (b) 9.0% or, if we elect, at the greater of (a) 2.0% and (b) LIBOR, in each case, plus 10.0%. At May 8, 2009, the interest rate on our subordinated credit facility was approximately 12.0%. The maturity date of our subordinated credit facility is July 1, 2009. We intend to partially repay indebtedness outstanding under our subordinated credit facility with proceeds from this offering. We also intend to re-finance the indebtedness outstanding under our subordinated credit facility prior to its scheduled maturity date; however, there can be no assurance that we will be successful in this effort. We have engaged an exclusive financial adviser to assist us in this re-financing. An increase or decrease in the initial public offering price of $1.00 per common unit, together with the proportionate capital contribution from our general partner, would cause the net proceeds from the offering, after deducting the underwriting discount and all estimated offering expenses payable by us, to increase or decrease by approximately $3.8 million.

CAPITALIZATION

The following table shows:

•	our historical cash and capitalization as of March 31, 2009; and

•

our cash and capitalization as of March 31, 2009, as adjusted to reflect the sale of 4,000,000 units in this offering at an assumed offering price of $5.00 per unit less the underwriting discount and estimated offering expenses, our general partner’s proportionate capital contribution of approximately $0.4 million and the application of the net proceeds we expect to receive as described under “Use of Proceeds.”

We derived this table from, and it should be read in conjunction with the historical financial statements and the accompanying notes included elsewhere in this prospectus.

	Abraxas Energy
	As of March 31, 2009
	Historical	As Adjusted for this Offering(1)
	(In thousands)
Cash and cash equivalents	$613	$613

Current maturities of long-term debt	40,000	21,470
Long-term debt	125,600	125,600
Total partners’ capital (deficit)	(8,457)	10,073

Total capitalization	$157,143	$157,143

(1)	A $1.00 increase or decrease in the assumed public offering price per common unit, together with the proportionate capital contribution from our general partner, would increase or decrease our total partners’ capital by $3.8 million, assuming 4,000,000 common units offered by us and after deducting the underwriting discount and all estimated offering expenses payable by us.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of units sold in this offering will exceed the net tangible book value per common unit after the offering. Net tangible book value is our total tangible assets less total liabilities. Assuming an initial public offering price of $5.00 per common unit, as of March 31, 2009, after giving effect to the offering of common units and the application of the related net proceeds, our net tangible book value would have been $6.4 million, or $0.41 per common unit. Purchasers of units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit		$5.00
Net tangible book value per common unit before this offering(1)	$(0.90)
Increase in net tangible book value per common unit attributable to purchasers in this offering	1.31

Less: net tangible book value per common unit after this offering(2)			(0.41)

Immediate dilution in net tangible book value per common unit to new investors(3)			$4.59

(1)	Determined by dividing the net tangible book value of our assets as of March 31, 2009 by the number of units (11,252,610 common units and 227,232 general partner units) that were issued to our general partner and its affiliates and to the Private Investors in connection with the Formation Transactions.

(2)	Determined by dividing the total number of units to be outstanding after this offering (15,462,249 common units and 316,617 general partner units, assuming the underwriters do not exercise their over-allotment option to purchase additional common units and redeemable warrants and that Abraxas Petroleum does not purchase any common units and redeemable warrants in this offering), into our net tangible book value, after giving effect to the application of the expected net proceeds of this offering.

(3)	If the initial public offering price were to increase by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $5.35. If the initial public offering price were to decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $3.84.

The analysis set forth above excludes the redeemable warrants to be issued in this offering, as well as the common units underlying the redeemable warrants. To the extent any redeemable warrants are exercised, our unitholders will experience further dilution.

The following table sets forth the number of units that have been issued and the total consideration contributed to us by the Private Investors, our general partner and its affiliates with respect to their units and by the purchasers of common units in this offering assuming the underwriters do not exercise their over-allotment option to purchase additional common units and redeemable warrants and that Abraxas Petroleum does not purchase any common units and redeemable warrants in this offering:

	Units Acquired		Total Consideration
	Number	Percent	Amount	Percent
	(In thousands)		(In thousands)
Private Investors plus the general partner and its affiliates(1)(2)	11,779	74.6%	$31,797	61.4%
New investors(3)	4,000	25.4%	20,000	38.6%

Total(3)	15,779	100.0%	$51,797	100.0%

(1)

The Private Investors currently own 6,059,651 common units, representing a 38.4% interest in us after this offering. Our general partner will own 316,617 general partner units, representing a 2% interest in us after this offering, its affiliate, Abraxas Investments owns 5,350,598 common units, representing a 33.9% interest in us, and the restricted unitholders own 52,000 common units, representing a 0.3% interest in us after this offering.

(2)	The assets contributed by affiliates of our general partner were recorded at historical cost in accordance with GAAP. Total consideration provided by the Private Investors, our general partner and its affiliates is equal to the net tangible book value of such assets as of March 31, 2009.

(3)	Does not include common units underlying the redeemable warrants.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. For more detailed information regarding the factors and assumptions upon which our cash distribution policy is based, please see “—Assumptions and Considerations” below. In addition, you should read “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” beginning on page 20 for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

All information in this section refers to Abraxas Energy and our properties. For additional information regarding our historical and pro forma operating results, you should refer to the unaudited pro forma consolidated financial statements and the notes thereto of Abraxas Energy for the year ended December 31, 2008 and the three months ended March 31, 2009, the audited consolidated financial statements and the notes thereto of Abraxas Petroleum for the year ended December 31, 2006 and for the period from January 1 to May 24, 2007, the audited consolidated financial statements and the notes thereto of Abraxas Energy for the period from May 25 to December 31, 2007 and for the year ended December 31, 2008 and the unaudited consolidated financial statements and the notes thereto of Abraxas Energy for the three months ended March 31, 2009, included elsewhere in this prospectus.

Our Cash Distribution Policy

General

Our partnership agreement requires us to distribute all of our available cash quarterly. Under our partnership agreement, available cash is generally defined to mean all cash on hand as of the date of determination of available cash for any fiscal quarter, less the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and for acquisitions of additional oil and gas properties);

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distribution to our unitholders for any one or more of the next four quarters.

We intend to fund our capital expenditures with cash flow from operations, borrowings under our credit facility, and sales of debt or equity securities. We may also borrow to make distributions to our unitholders, for example, in circumstances where we believe that the distribution level is sustainable over the long term, but short-term factors have caused cash available from operations to be insufficient to pay the distribution at the current level. Our credit facility restricts our ability to incur additional indebtedness and further restricts our ability to pay cash distributions under certain circumstances. Under the terms of our credit facility, we may make cash distributions if, after giving effect to such distributions, we are not in default under our credit facility, there is no borrowing base deficiency and provided that (a) no such distribution shall be made using the proceeds of any advance unless the unused portion of the amount then available under our credit facility is greater than or equal to 10% of the lesser of our borrowing base (which at May 8, 2009 was $130.0 million) or the total commitment amount of our credit facility (which is $300.0 million) at such time, (b) with respect to the cash distribution scheduled to be made on or about May 15, 2009 attributable to the first quarter of 2009, no such distribution shall be made unless (i) the sum of unrestricted cash and the unused portion of the amount then available under our credit facility after giving effect to such distribution exceeds $20.0 million, or (ii) our subordinated credit facility shall have terminated and (c) no cash distribution shall exceed $0.44 per unit per quarter while our subordinated credit facility is outstanding. Under the credit facility, the amount of the cash distribution to be made by the Partnership on or about May 14, 2009 attributable to the first quarter of 2009 was to be deposited into an escrow account established with one of the lenders. Rather than paying the funds into an escrow account, the board of directors of the general partner elected to defer the declaration of the cash distribution attributable to the first quarter of 2009 until the distribution may be paid under the terms of our credit facility. We expect to declare and pay this distribution upon the repayment of the indebtedness outstanding under our subordinated credit facility. Additionally, while our subordinated credit facility is outstanding, our capital expenditures are limited to $12.5 million. We are not currently a party to any other agreement which restricts our ability to pay cash distributions, and our partnership agreement does not restrict our ability to borrow to pay distributions.

We do not have a legal obligation to pay distributions at our initial distribution rate or at any other rate except as provided in our partnership agreement. Our distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly. However, the amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our operations and the amount of reserves our general partner establishes in accordance with our partnership agreement as described above.

Our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by our partnership agreement, the Delaware limited partnership statute or any other law, rule or regulation or at equity. Holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above; however, our partnership agreement provides that our general partner is entitled to make the determinations described above without regard to any standard other than the requirement to act in good faith. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must believe that the determination is in our best interests. Our cash distribution policy, as detailed in our partnership agreement, may not be modified or rescinded without amending our partnership agreement. Our partnership agreement may be amended under certain circumstances with the approval of our general partner only and under other circumstances with the approval of our general partner and holders of a majority of our outstanding common units. See “The Partnership Agreement—Amendments to Our Partnership Agreement.”

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy may be changed at any time and is subject to certain restrictions. Some of the circumstances which could require us to change our distribution policy could come as a result of any of the following:

•

The prices at which we sell our future production will be volatile and could decrease substantially. While we believe that our commodity price hedging program will reduce the effect of this volatility for several years, any prolonged decrease in commodity prices will reduce our cash available for distribution.

•

The prices at which we hedge our oil and gas production could be less than prevailing market prices. While we believe that our commodity price hedging program is effective in reducing cash flow volatility, we will not benefit if prevailing market prices are higher than our contract prices, which could affect our ability to increase cash distributions during periods of high prices.

•

Our cash distribution policy is subject to restrictions on distributions under our credit facility. Should we be unable to comply with the covenants under our credit facility, or if we are otherwise in default under our credit facility, we would be prohibited from making distributions to you notwithstanding our cash distribution policy. These covenants are described more fully in this prospectus under the captions “Our Cash Distribution Policy—General,” “—Our Initial Distribution Rate” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facility.”

•

Our general partner will have the authority to establish reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of those reserves could result in a reduction in cash distributions to you from levels we currently anticipate pursuant to our cash distribution policy. Any determination to establish reserves made by our general partner in good faith will be binding on all of our unitholders.

•

We intend to reserve a substantial portion of our cash flow from operations to fund our maintenance capital expenditures. We define maintenance capital expenditures as those expenditures necessary to replace our reserves and maintain our current level of production. If we do not set aside sufficient cash reserves or make sufficient capital expenditures to replace our reserves and maintain our current production level, we will be unable to pay distributions at the current level and would therefore expect to reduce our distributions. Over the long term, we are unlikely to be able to sustain our currently anticipated level of distributions without making capital expenditures for accretive acquisitions that maintain or grow our asset base. We define growth capital expenditures as those expenditures necessary to increase our production and grow our asset base. We intend to finance our growth capital expenditures with a combination of cash flow from operations, borrowings under our credit facility and the sale of debt or equity securities.

•

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended by a vote of the general partner and the holders of a majority of our common units.

•

Even if our cash distribution policy is not amended, modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

•

Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to a number of factors, including reduced production from our wells, lower prices for the oil and gas we sell, increases in operating or general and administrative expenses, principal and interest payments on any current or future debt, capital expenditures, working capital requirements and anticipated cash needs.

Our Ability to Grow Depends on Our Ability to Access External Growth Capital

We will require capital to replace the reserves we produce, maintain our current level of production and to grow our asset base. We intend to reserve sufficient cash provided by our operations to fund capital expenditures necessary to replace our reserves and maintain our current level of production. We refer to these capital expenditures as our maintenance capital expenditures. We intend to fund maintenance capital expenditures out of cash flow from operations.

In order to increase our production and grow our asset base, we will need either to make accretive acquisitions of oil and gas properties with low-risk exploitation and development opportunities or to accelerate drilling activity on our existing properties, or both. We refer to these capital expenditures as growth capital expenditures. We intend to fund growth capital expenditures with a combination of cash flow from operations, borrowings under our credit facility and the sale of debt or equity securities. We cannot assure you that any of these sources of capital will be available to us either in the amounts necessary or on terms acceptable to us. If we do not have sufficient capital, we will likely be required to reduce the amount of cash distributions. For more information on our sources of capital, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Our Initial Distribution Rate

The board of directors of our general partner has adopted a cash distribution policy pursuant to which, after completion of this offering, we will pay an initial quarterly distribution of $0.25 per unit, or $1.00 per unit per year, which will be paid no later than 45 days after the end of each quarter. This equates to an aggregate cash distribution of approximately $3.9 million per quarter, or approximately $15.8 million per year, based on the units outstanding immediately after completion of this offering (assuming that none of the redeemable warrants are exercised). If the underwriters fully exercise their over-allotment option to purchase 600,000 additional common units, then the aggregate cash distribution would increase to approximately $4.1 million per quarter, or approximately $16.4 million per year (assuming that none of the redeemable warrants are exercised). Our ability to make cash distributions at the initial distribution rate pursuant to this policy will be subject to the factors described above under the caption “—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy,” and by the terms of our credit facility. Under the terms of our credit facility, we may make cash distributions if, after giving effect to such distributions, we are not in default under our credit facility, there is no borrowing base deficiency and provided that (a) no such distribution shall be made using the proceeds of any advance unless the unused portion of the amount then available under our credit facility is greater than or equal to 10% of the lesser of our borrowing base (which at May 8, 2009 was $130.0 million) or the total commitment amount of our credit facility (which is $300.0 million) at such time, (b) with respect to the cash distribution scheduled to be made on or about May 15, 2009 attributable to the first quarter of 2009, no such distribution shall be made unless (i) the sum of unrestricted cash and the unused portion of the amount then available under our credit facility after giving effect to such distribution exceeds $20.0 million, or (ii) our subordinated credit facility shall have terminated and (c) no cash distribution shall exceed $0.44 per unit per quarter while our subordinated credit facility is outstanding. Under the credit facility, the amount of the cash distribution to be made by the Partnership on or about May 14, 2009 attributable to the first quarter of 2009 was to be deposited into an escrow account established with one of the lenders. Rather than paying the funds into an escrow account, the board of directors of the general partner elected to defer the declaration of the cash distribution attributable to the first quarter of 2009 until the distribution may be paid under the terms of our credit facility. We expect to declare and pay this distribution upon the repayment of the indebtedness outstanding under our subordinated credit facility. Additionally, while our subordinated credit facility is outstanding, our capital expenditures are limited to $12.5 million.

The following table sets forth the number of outstanding units (assuming no exercise and full exercise of the underwriters’ over-allotment option to purchase additional common units and redeemable warrants) upon the closing of this offering and the aggregate distribution amounts payable on such units following the closing of this offering at our initial distribution rate of $0.25 per unit per quarter ($1.00 per unit on an annualized basis) assuming that Abraxas Petroleum does not purchase any common units and redeemable warrants in this offering:

	No Exercise of the Underwriters’ Over-Allotment Option to Purchase Additional Common Units			Full Exercise of the Underwriters’ Over-Allotment Option to Purchase Additional Common Units
		Distributions			Distributions
	Number of Units	One Quarter	Four Quarters	Number of Units	One Quarter	Four Quarters
Public common units(1)	4,000,000	$1,000,000	$4,000,000	4,600,000	$1,150,000	$4,600,000
Private Investor common units	6,059,651	1,514,913	6,059,651	6,059,651	1,514,913	6,059,651
Common units held by Abraxas Petroleum and its affiliates(1)	5,350,598	1,337,650	5,350,598	5,350,598	1,337,650	5,350,598
General partner units	316,617	79,153	316,617	328,862	82,214	328,862
Restricted units	52,000	13,000	52,000	52,000	13,000	52,000

Total	15,778,866	$3,944,716	$15,778,866	16,391,111	$4,097,777	$16,391,111

(1)	Does not include common units underlying the redeemable warrants.

Distributions will not be cumulative. Consequently, if distributions on our units are not paid with respect to any fiscal quarter, our unitholders, including our general partner, will not be entitled to receive any shortfall or missed payments in the future. We will pay our distributions on or about the 15th of each of February, May, August and November to holders of record on or about the first day of each such month. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date. We have paid the following distributions to our unitholders:

Date Paid	Period	Distribution Per Unit
August 14, 2007	May 25-June 30, 2007	$0.1520
November 14, 2007	Quarter Ended September 30, 2007	$0.3750
February 14, 2008	Quarter Ended December 31, 2007	$0.3750
May 14, 2008	Quarter Ended March 31, 2008	$0.4000
August 14, 2008	Quarter Ended June 30, 2008	$0.4375
November 14, 2008	Quarter Ended September 30, 2008	$0.4400
February 13, 2009	Quarter Ended December 31, 2008	$0.3750

Under the credit facility, the amount of the cash distribution to be made by the Partnership on or about May 14, 2009 attributable to the first quarter of 2009 was to be deposited into an escrow account established with one of the lenders. Rather than paying the funds into an escrow account, the board of directors of the general partner elected to defer the declaration of the cash distribution attributable to the first quarter of 2009 until the distribution may be paid under the terms of our credit facility. We expect to declare and pay this distribution upon the repayment of the indebtedness outstanding under our subordinated credit facility.

Assuming that we complete this offering before June 30, 2009, we will pay unitholders a prorated distribution for the period from the first day our common units are publicly traded to and including June 30, 2009.

Pro Forma Financial Information and Estimated Cash Available for Distributions

In the sections that follow, we present the basis for our belief that we will be able to fully fund our initial quarterly distribution rate of $0.25 per unit for the twelve months ending June 30, 2010. In those sections we present two tables, including:

•

Our “Estimated Cash Available For Distribution” in which we present the estimated cash available to pay distributions at the initial distribution rate on all of our outstanding units for the twelve months ending June 30, 2010.

•

Our “Unaudited Pro Forma Consolidated Available Cash,” in which we present the amount of cash we would have had available for distribution with respect to the year ended December 31, 2008 and the twelve months ended March 31, 2009 derived from our unaudited pro forma consolidated financial statements that are included in this prospectus. The unaudited pro forma consolidated financial statements are based on the audited historical consolidated financial statements of Abraxas Energy for the year ended December 31, 2008 and the unaudited historical condensed consolidated financial statements of Abraxas Energy for the three months ended March 31, 2009, as adjusted to reflect the sale of common units in this offering and the application of the net proceeds therefrom as described in “Use of Proceeds.” Our calculation of pro forma available cash in this table should only be viewed as a general indication of the amount of available cash that we might have generated had we been formed in an earlier period.

Estimated Cash Available for Distribution for the Twelve Month Period Ending June 30, 2010

Set forth below is a Statement of Estimated Cash Available for Distribution that reflects our estimate of our ability to generate sufficient cash flow to be able to pay the initial quarterly distributions on all of our units for the twelve months ending June 30, 2010. The estimated cash available for distribution should not be viewed as our projection of the actual available cash from operations that we will generate during the twelve months ending June 30, 2010.

We believe that we will be able to generate the estimated cash available for distribution and pay distributions to all of our unitholders at the initial quarterly distribution rate for the twelve months ending June 30, 2010. In “—Assumptions and Considerations” below, we discuss the major assumptions underlying this belief. We have also assumed that the prices at which we have hedged the majority of our production will be significantly greater than the estimated average NYMEX prices for the twelve months ending June 30, 2010 which results in a realized gain of approximately $19.3 million and that our counter-party will continue to perform as obligated under these hedging arrangements. In the event our counter-party does not perform as obligated or in the absence of derivative contracts which provide for commodity prices which are higher than current market prices, our cash flow from operations will not be sufficient to pay the initial quarterly distributions on our units if commodity prices do not drastically improve. We have currently hedged a significant portion of our estimated oil and gas production from our net proved developed producing reserves with NYMEX-based fixed price commodity swaps through December 31, 2012 which we believe should enable us to pay the initial quarterly distributions on our units for several years after this offering. During periods when our contract prices are higher than current market prices, we realize gains on our derivative contracts which, in turn, are used to support our cash available for distribution. If we were unable to realize these gains on our derivative contracts during such periods, our cash flow from operations would not be sufficient to pay the initial quarterly distribution on our units. For example, during the three months ended March 31, 2009, our revenues less direct cash expenses were $583,000 and would have been insufficient to pay the initial quarterly distribution on our units; however, during the three months ended March 31, 2009, we realized $7.0 million in gains from our derivative contracts. The prices at which we hedge our production in the future will be dependent upon commodity prices at the time we enter into these arrangements, which may be substantially higher or lower than current oil and gas prices. If the prices at which we hedge future production are significantly lower than our current contract prices, we may not be able to pay the initial quarterly distributions on our units in the future if commodity prices remain at depressed levels. Accordingly, our commodity price hedging strategy may not protect us from significant declines in oil and gas prices received for our future production. We cannot assure you that our assumptions will be realized or that we will generate the estimated cash available for distribution, in which event we may not be able to pay the initial quarterly distributions on our units (absent borrowings under our credit facility, to the extent permitted). When considering how we calculate estimated cash available for distribution, please keep in mind all the risk factors and other cautionary statements under the heading “Risk Factors” and elsewhere in this prospectus which discuss factors that could cause cash available for distribution to vary significantly from our estimates.

We do not as a matter of course make public projections as to future revenue, earnings or other results. However, we have prepared the estimated financial information set forth below in the table entitled “Statement of Estimated Cash Available for Distribution.” The accompanying estimated financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to estimated financial information, but was prepared, in our view, on a reasonable basis and reflects our current estimates and judgments to the best of our knowledge and belief, that we can generate the cash necessary to pay distributions on all of our units at the initial distribution rate. However, this information is not factual and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the estimated financial information.

Neither our independent auditors nor any other independent accountants have compiled, examined or performed any procedures with respect to the estimated financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. Accordingly, they assume no responsibility for the estimated financial information. The auditors’ reports included in this prospectus relate to our historical financial information and they do not extend to the estimated financial information and should not be read to do so.

We do not undertake any obligation to publicly release the results of any future revisions we may make to the estimated financial information or to update the estimated financial information or the assumptions used to prepare it to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this information.

The following table shows how we calculate our estimated cash available necessary to pay the initial quarterly distributions on all of our units for the twelve months ending June 30, 2010.

Abraxas Energy

Statement of Estimated Cash Available for Distribution

	Twelve Months Ending June 30, 2010
	Assuming no exercise of underwriters’ over-allotment option	Assuming exercise of underwriters’ over- allotment option
	(In thousands, except per unit amounts)
Operating revenues	$45,074	$45,074
Operating expenses
Lease operating expenses	13,639	13,639
Production taxes	4,282	4,282
General and administrative	3,566	3,566

Total operating expenses	21,487	21,487
Depreciation, depletion and amortization	15,213	15,213
Amortization of deferred financing fees	808	808
Loss (gain) on derivative contracts(a)	(19,290)	(19,290)
Equity-based compensation	200	200
Net interest expense(b)	13,377	13,197

Net income	13,279	13,459
Adjustments to reconcile net income to Adjusted EBITDA:
Plus:
Depreciation, depletion and amortization	15,213	15,213
Amortization of deferred financing fees	808	808
Net interest expense(b)	13,377	13,197 (c)

Estimated Adjusted EBITDA(d)	42,677	42,677
Adjustments to reconcile Estimated Adjusted EBITDA to Estimated Cash Available for Distribution:
Less:
Cash interest expense	12,777	12,597
Equity-based compensation	(200)	(200)
Cash payment on phantom units(e)	—	—
Maintenance capital expenditures(f)	10,719	10,719
Growth capital expenditures	—	—

Estimated Cash Available for Distribution	$19,381	$19,561

Distributions:
Distribution per unit	$1.00	$1.00
Distributions to:
General partner	$317	$329
Public common unitholders(g)	4,000	4,600
Private Investors	6,060	6,060
Restricted unitholders	52	52
Abraxas Petroleum and its affiliates	5,350	5,350

Total cash distributions	$15,779	$16,391

Excess of Estimated Cash Available for Distribution over Total cash distributions	$3,602	$3,170

(a)

We have assumed that the prices at which we have hedged the majority of our production will be significantly greater than the estimated average NYMEX prices for the twelve months ending June 30, 2010 which results in a realized gain of approximately $19.3 million and that our counter-party will continue to perform as obligated under our hedging arrangements. In the event our counter-party does not perform as obligated or in the absence of derivative contracts which provide for commodity prices which are higher than current market prices, our cash flow from operations will not be sufficient to pay the initial quarterly distributions on our units if commodity prices do not drastically improve.

(b)	Net interest expense includes non-cash accretion of our asset retirement obligation.

(c)	We have assumed that the net proceeds from the exercise in full of the underwriters’ over-allotment option would be used to further reduce indebtedness outstanding under our subordinated credit facility which would reduce interest expense by $0.2 million.

(d)	For a definition of Adjusted EBITDA and a reconciliation to its most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles, which we refer to as GAAP, please see “Prospectus Summary—Abraxas Energy Partners, L.P.—Non-GAAP Financial Measures.”

(e)	We have assumed that the portion of phantom units that will vest during the twelve months ending June 30, 2010 will not achieve the performance milestone multiplier of 1.0: therefore, the cash settlement equals $0. For more information on the phantom units, see “Management—Executive Compensation” and “—Long-Term Incentive Plan—Phantom Unit Awards.”

(f)	For purposes of this table, we have assumed that we will fund all of our maintenance capital expenditures for the twelve months ending June 30, 2010 with cash flow from operations. We believe that we would have sufficient cash to pay the full initial quarterly distribution for four quarters on all of our units with maintenance capital expenditures of up to approximately $14.0 million for the twelve months ending June 30, 2010.

(g)	Does not include common units underlying the redeemable warrants.

Unaudited Pro Forma Consolidated Available Cash for the Year Ended December 31, 2008 and the Twelve Months Ended March 31, 2009

If we had completed this offering on January 1, 2008, our pro forma available cash for the year ended December 31, 2008 and the twelve months ended March 31, 2009 would have been approximately $26.8 million and $19.9 million, respectively. These amounts would have been sufficient by approximately $11.0 million and $4.1 million, respectively, to pay the full initial distribution amount on all of our units for the year ended December 31, 2008 and the twelve months ended March 31, 2009 (assuming that none of the redeemable warrants are exercised).

We believe that we will have sufficient cash available for distribution to pay the full quarterly distributions at the initial distribution rate of $0.25 per unit on all of our outstanding units for each quarter during the twelve months ending June 30, 2010. See “—Assumptions and Considerations” below for the specific assumptions underlying this belief.

Unaudited pro forma consolidated available cash includes $0.8 million per year of incremental general and administrative expenses that we expect to incur as a result of being a publicly traded partnership, including costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees, incremental insurance costs, and director, accounting, reservoir engineering and legal fees. Pursuant to our omnibus agreement, we currently pay Abraxas Petroleum $2.6 million per year, and will continue to pay this amount until the second anniversary of the closing of this offering, for general and administrative expenses, subject to annual adjustments for inflation and acquisition or other expansion adjustments. For more information, please read “Certain Relationships and Related Party Transactions—Summary of Formation Transaction Documents—Omnibus Agreement.” Incremental expenses are not reflected in our pro forma consolidated financial statements for the year ended December 31, 2008.

The pro forma financial statements upon which pro forma available cash is based do not purport to present our results of operations had this offering actually been completed as of the dates indicated. Furthermore, cash available for distribution is a cash accounting concept, while our pro forma financial statements have been prepared on an accrual basis. As a result, you should view the amount of pro forma cash available for distribution only as a general indication of the amount of cash available for distribution that we might have generated had we been formed in earlier periods.

The following table illustrates, on a pro forma basis, for the year ended December 31, 2008 and the twelve months ended March 31, 2009, the amount of cash we would have had available for distributions to our unitholders, assuming in each case that this offering had been consummated at the beginning of the period presented.

Abraxas Energy

Unaudited Pro Forma Consolidated Available Cash

	Year Ended December 31, 2008		Twelve Months Ended March 31, 2009
	Assuming no exercise of the underwriters’ over-allotment option	Assuming exercise of the underwriters’ over-allotment option	Assuming no exercise of the underwriters’ over-allotment option	Assuming exercise of the underwriters’ over-allotment option
	(In thousands, except per unit data)
Pro Forma Net Loss(a)	$(40,888)	$(40,709)	$(15,275)	$(15,096)
Plus:
Depreciation, depletion and amortization	20,955	20,955	19,085	19,085
Amortization of deferred financing fees	1,054	1,054	1,006	1,006
Net interest expense(b)	9,396	9,217 (c)	8,897	8,718
Unrealized loss (gain) on derivative contracts	(37,860)	(37,860)	(70,365)	(70,365)
Ceiling-test impairment(d)	97,121	97,121	99,897	99,897

Adjusted EBITDA(e)	$49,778	$49,778	$43,245	$43,245

Less:
Cash interest expense(f)	8,889	8,710	8,366	8,187
Cash payment on phantom units(g)	267	267	267	267
Capital expenditures(h)	13,400	13,400	14,651	14,651
Incremental expenses(i)	800	800	800	800
Financing fees(j)	(359)	(359)	(720)	(720)

Pro Forma Available Cash	$26,781	$26,960	$19,881	$20,060

Distributions per unit	$1.00	$1.00	$1.00	$1.00

Pro Forma Cash Distributions:
Distributions to:
General partner	$317	$329	$317	$329
Public common unitholders(k)	4,000	4,600	4,000	4,600
Private Investors	6,060	6,060	6,060	6,060
Restricted unitholders	52	52	52	52
Abraxas Petroleum and its affiliates	5,350	5,350	5,350	5,350

Total cash distributions	$15,779	$16,391	$15,779	$16,391

Excess	$11,002	$10,569	$4,102	$3,669

(a)	Reflects net loss of Abraxas Energy derived from its audited historical consolidated financial statements for the year ended December 31, 2008 and the unaudited historical condensed consolidated financial statements for the three months ended March 31, 2009 and 2008, giving pro forma effect to this offering.

(b)	Net interest expense includes non-cash accretion of our asset retirement obligation.

(c)	We have assumed that the net proceeds from the exercise in full of the underwriters’ over-allotment option would be used to further reduce indebtedness outstanding under our subordinated credit facility which would reduce interest expense by $0.2 million.

(d)	Reflects the ceiling-test impairment recorded as a result of the standardized measure of future net cash flows from our proved reserves at December 31, 2008 being lower than our full-cost pool.

(e)	For a definition of Adjusted EBITDA and a reconciliation to its most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles, which we refer to as GAAP, please see “Prospectus Summary—Abraxas Energy Partners, L.P.—Non-GAAP Financial Measures.”

(f)	Cash interest expense includes interest associated with borrowings under our credit facility and subordinated credit facility.

(g)	We have assumed that 25% of the phantom units awarded in connection with the St. Mary Acquisition vested during the twelve month period and achieved the maximum performance milestone multiplier of 2.0. We further assumed a market price of $7.67 per unit and a gradual increase in quarterly cash distributions from $0.375 per unit to $0.44 per unit.

(h)	These capital expenditures reflect the actual capital that Abraxas Energy spent on our properties for exploitation and development activities.

(i)	Represents the incremental expenses that we expect to incur as a result of being a publicly traded partnership of approximately $0.8 million per year. These costs include annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees, incremental insurance costs, and director, accounting, reservoir engineering and legal fees.

(j)	Reflects an in-kind payment to the Private Investors of $0.0625 per unit for the fourth quarter of 2008 and the first quarter of 2009 pursuant to amendment no. 1 of the exchange and registration rights agreement.

(k)	Does not include common units underlying the redeemable warrants.

Assumptions and Considerations

Based on the assumptions outlined below, we expect to generate cash flow from operations in an amount sufficient to fund our budgeted capital expenditures, establish cash reserves and pay quarterly distributions on all of our units at the initial quarterly distribution rate for the twelve months ending June 30, 2010.

While we believe that these assumptions are reasonable in light of our current expectations concerning future events, the estimates underlying these assumptions are inherently uncertain and are subject to significant business, economic, regulatory, environmental and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If our assumptions do not materialize, the amount of actual cash available to pay distributions could be substantially less than the amount we currently estimate and could, therefore, be insufficient to pay the full initial quarterly distribution (absent borrowings under our credit facility, to the extent permitted), or any amount, in which event the market price of our common units is likely to decline substantially. We are unlikely to be able to sustain our current level of distributions without making accretive acquisitions or capital expenditures that maintain or grow our asset base. Over a longer period of time, if we do not set aside sufficient cash reserves or make sufficient capital expenditures to maintain or grow our asset base, we will be unable to pay distributions at the current level from cash generated from operations and would therefore expect to reduce our distributions. Decreases in commodity prices from current levels will adversely affect our ability to pay distributions. If our asset base decreases and we do not reduce our distributions, a portion of the distribution may be considered a return of part of your investment in us as opposed to a return on your investment. When reading this section, you should keep in mind the risk factors and other cautionary statements under the headings “Risk Factors,” and “Cautionary Note Regarding Forward-Looking Statements.” Any of the risks discussed in this prospectus could cause our actual results to vary significantly from our estimates.

Operations and Revenue

Production.    The following table sets forth information regarding net production of oil and gas for the year ended December 31, 2008 and the twelve months ended March 31, 2009, and on an estimated basis for the twelve months ending June 30, 2010:

	Year Ended December 31, 2008	Twelve Months Ended March 31, 2009	Estimated Twelve Months Ending June 30, 2010
Production:
Oil (MBbl)	452	465	451
Gas (MMcf)	5,505	5,487	5,299
Gas equivalents (MMcfe)	8,218	8,308	8,007
Daily Production:
Oil (Bopd)	1,235	1,288	1,236
Gas (Mcfpd)	15,040	15,032	14,518
Gas equivalents (Mcfepd)	22,453	22,762	21,936

We estimate that our production for the twelve months ending June 30, 2010 will be 8.0 MMcfe, which represents a decline of 2% as compared to the year ended December 31, 2008 and a 4% decline as compared to the twelve months ended March 31, 2009. Our estimated production for the twelve months ending June 30, 2010 reflects natural field declines offset by production that we believe will be generated by our maintenance capital expenditures. Over the long-term we expect service costs and commodity prices to be more balanced and we intend to set aside sufficient cash reserves or make sufficient capital expenditures to maintain our current production level. At times, factors may cause us to reduce our capital expenditures, such as times of low commodity prices when service costs remain at relatively high levels. During these times, we intend to plan our development drilling to minimize the decline rate from our current production levels.

We define maintenance capital expenditures as those expenditures necessary to replace our reserves and maintain our current level of production. Growth capital expenditures are those expenditures necessary to increase our production and grow our asset base. We estimate that 86% of our production for the twelve months ending June 30, 2010 will be produced from wells producing on December 31, 2008 and that the remaining 14% will be produced from new wells and recompletion/workover projects, including production from wells that are currently classified as proved undeveloped. Historically, on the properties contributed to us by Abraxas Petroleum, we have added 1.0 Mcfepd of production for every $3,300 of capital expended. During the twelve months ending June 30, 2010, we estimate that we will spend $10.7 million on maintenance capital expenditures, which includes new wells and recompletion/workover projects on our properties. We believe that we would have sufficient cash to pay the full initial quarterly distribution for four quarters on all of our units with maintenance capital expenditures of up to approximately $14.0 million for the twelve months ending June 30, 2010. We have not included any growth capital expenditures in our estimates for increasing our production or growing our asset base. We have assumed that we will be successful in finding oil and gas in commercial quantities based on our past drilling results. For the five years ended December 31, 2007, Abraxas Petroleum drilled 13 gross (10.2 net) wells on the properties contributed to us, of which 100% resulted in commercially productive wells. For the year ended December 31, 2008, Abraxas Petroleum and other operators drilled 40 gross (1.6 net) wells on our properties, of which 100% resulted in commercially productive wells.

Prices.    The table below illustrates the relationship between realized prices and NYMEX prices for the year ended December 31, 2008 and the twelve months ended March 31, 2009 as compared to our estimate for the twelve months ending June 30, 2010:

	Year Ended December 31, 2008	Twelve Months Ended March 31, 2009	Estimated Twelve Months Ending June 30, 2010
Oil ($/Bbl):
Average NYMEX price	$100.21	$86.72	$60.00
Realized price	92.89	78.68	53.50

Differential to NYMEX	$7.31	$8.04	$6.50

Gas ($/Mcf):
Average NYMEX price	$8.88	$7.90	$5.25
Realized price	7.52	6.60	3.95

Differential to NYMEX	$1.36	$1.30	$1.30

Gas Equivalents ($/Mcfe):
Realized price	$10.15	$8.81	$5.63

We have estimated average NYMEX oil and gas prices of $60.00 per barrel and $5.25 per Mcf, respectively, for the twelve months ending June 30, 2010 based on NYMEX futures prices on May 8, 2009 that averaged $63.73 per barrel for oil and $5.61 per Mcf for gas for the twelve months ending June 30, 2010. For the year ended December 31, 2008, average NYMEX oil and gas prices were $100.21 per barrel and $8.88 per Mcf, respectively, and for the twelve months ended March 31, 2009, average NYMEX oil and gas prices were $86.72 per barrel and $7.90 per Mcf, respectively. We have applied differentials to the NYMEX prices which reflect our historical averages and result in estimated realized prices for the twelve months ending June 30, 2010. For the year ended December 31, 2008, the average NYMEX price reflects the average daily spot (or cash) price for WTI (West Texas Intermediate) oil and Henry Hub gas.

Our oil price differential to the average NYMEX price is expected to average $6.50 for the twelve months ending June 30, 2010 as compared to $8.04 for the twelve months ended March 31, 2009. Our gas price differential to the average NYMEX price is expected to average $1.30 for the twelve months ending June 30,

2010 as compared to $1.30 for the twelve months ended March 31, 2009. We expect that our differentials will be lower for the twelve months ending June 30, 2010 due to lower NYMEX oil and gas prices as compared to the twelve months ended March 31, 2009 as the majority of our marketing agreements are based on a percentage of the prevailing market price.

Hedging.    The following table summarizes our realized oil and gas prices for the year ended December 31, 2008 and the twelve months ended March 31, 2009, and on an estimated basis for the twelve months ending June 30, 2010:

	Year Ended December 31, 2008	Twelve Months Ended March 31, 2009	Estimated Twelve Months Ending June 30, 2010
Oil ($/Bbl):
Realized price	$92.89	$78.68	$53.50
Realized loss (gain) on derivative contracts	13.75	2.88	(18.05)

Combined realized oil price	$79.14	$75.80	$71.55

Gas ($/Mcf):
Realized price	$7.52	$6.60	$3.95
Realized loss (gain) on derivative contracts	0.55	—	(2.10)

Combined realized gas price	$6.97	$6.60	$6.05

Gas Equivalents ($/Mcfe):
Combined realized price	$9.02	$8.65	$8.04

We estimate a realized gain or loss on derivative contracts for the twelve months ending June 30, 2010 based upon the derivative contracts, which we sometimes refer to as hedging arrangements, that we have entered into, as detailed below. For the twelve months ending June 30, 2010, we have hedging arrangements covering an average 948 barrels of oil per day at a weighted average price of $83.55 per barrel and 9,869 Mcf of gas per day at a weighted average price of $8.34 per MMbtu, or 71% of our total estimated daily production. These hedging arrangements result in a realized gain of $23.55 per barrel and a realized gain of $3.09 per Mcf for the volumes subject to the derivative contracts and a realized gain of $18.05 per barrel and a realized gain of $2.10 per Mcf when applied to our total estimated production for the twelve months ending June 30, 2010. We have elected out of hedge accounting as prescribed by applicable accounting rules. For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Accounting for Derivatives.” Gas, including NYMEX futures, spot prices and hedging arrangements, is priced in MMbtu; however, gas volumes are typically reported in Mcf (1 MMbtu equals 1 Mcf of gas with a heating value of 1,000 Btu). We have presented gas prices in Mcf, unless the prices are directly related to a hedging arrangement. For the year ended December 31, 2008, we realized a loss of $13.75 per barrel of oil and a loss of $0.55 per Mcf of gas on our derivative contracts and for the twelve months ended March 31, 2009, we realized a loss of $2.88 per barrel of oil.

The following table summarizes our oil derivative contracts at May 8, 2009:

	NYMEX-based Fixed Price Swaps
	Barrels per day	Price ($/Bbl)
Year 2009	1,000	$83.80
Year 2010	895	$83.26
Year 2011	810	$86.45
Year 2012	670	$67.60

The following table summarizes our gas derivative contracts at May 8, 2009:

	NYMEX-based Fixed Price Swaps
	MMbtu per day	Price ($/MMbtu)
Year 2009	10,595	$8.45
Year 2010	9,130	$8.22
Year 2011	8,010	$8.10
Year 2012	3,000	$6.88

Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk” for more information.

Oil and Gas Revenues.    The following table illustrates the primary components of our oil and gas revenues and our realized loss (gain) on derivative contracts for the year ended December 31, 2008 and the twelve months ended March 31, 2009, and on an estimated basis for the twelve months ending June 30, 2010:

	Year Ended December 31, 2008	Twelve Months Ended March 31, 2009	Estimated Twelve Months Ending June 30, 2010
	(In thousands)
Oil revenues	$42,003	$36,998	$24,142
Gas revenues	41,388	36,207	20,932

Total oil and gas revenues	$83,391	$73,205	$45,074

Realized loss (gain) on oil derivative contracts	$6,220	$1,356	$(8,147)
Realized loss (gain) on gas derivative contracts	3,047	(1)	(11,143)

Total realized loss (gain) on derivative contracts	$9,267	$1,355	$(19,290)

We estimate oil and gas revenues for the twelve months ending June 30, 2010 based upon our estimated production multiplied by the estimated average NYMEX price less the estimated differential. Realized loss (gain) on derivative contracts is based upon our hedging arrangements and reflect the difference between the estimated NYMEX price and the weighted average price in our derivative contracts for the production volumes subject to our derivative contracts for the twelve months ending June 30, 2010. At May 8, 2009 and continuing through December 2012, we had NYMEX-based fixed price commodity swaps covering approximately 80% (85% for 2009-2011 and 60% for 2012) of our estimated oil and gas production from our estimated net proved developed producing reserves at volume weighted average prices of $81.08 per barrel of oil and $8.14 per MMbtu of gas. For the year ended December 31, 2008 and the twelve months ended March 31, 2009, our oil and gas revenues were $83.4 million and $73.2 million, respectively.

Gas comprises 66% and oil comprises 34% of our total estimated production for the twelve months ending June 30, 2010. As a consequence, our revenues are more sensitive to changes in gas prices than to changes in oil prices. The following tables show estimated Adjusted EBITDA sensitivities under various assumed NYMEX gas and oil prices for the twelve months ending June 30, 2010. The estimated Adjusted EBITDA amounts shown below are based on realized gas prices that take into account our average NYMEX gas price differential assumption of $1.30 and realized oil prices that take into account our average NYMEX oil price differential assumption of $6.50 and also include realized gains and losses on derivative contracts based on our current hedging arrangements. We have assumed no changes in our production based on changes in prices and that our swap counter-party will perform as expected.

Gas Price Sensitivities:	Estimated Twelve Months Ending June 30, 2010
	(In thousands, except per unit data and percentages)
NYMEX gas price ($/Mcf)	$4.25	$5.25	$6.25	$7.25
NYMEX oil price ($/Bbl)	$60.00	$60.00	$60.00	$60.00
Equivalent daily production (Mcfepd)	21,936	21,936	21,936	21,936
Percentage gas	66%	66%	66%	66%
Total revenues	$39,707	$45,074	$50,460	$55,868
Lease operating expenses	13,639	13,639	13,639	13,639
Production taxes	3,772	4,282	4,794	5,307
General and administrative	3,566	3,566	3,566	3,566
Equity-based compensation	200	200	200	200
Realized loss (gain) on derivative contracts	(22,892)	(19,290)	(15,688)	(12,086)

Adjusted EBITDA	$41,422	$42,677	$43,949	$45,242

Oil Price Sensitivities:	Estimated Twelve Months Ending June 30, 2010
	(In thousands, except per unit data and percentages)
NYMEX oil price ($/Bbl)	$40.00	$50.00	$60.00	$70.00
NYMEX gas price ($/Mcf)	$5.25	$5.25	$5.25	$5.25
Equivalent daily production (Boepd)	3,656	3,656	3,656	3,656
Percentage oil	34%	34%	34%	34%
Total revenues	$35,989	$40,528	$45,074	$49,626
Lease operating expenses	13,639	13,639	13,639	13,639
Production taxes	3,419	3,850	4,282	4,714
General and administrative	3,566	3,566	3,566	3,566
Equity-based compensation	200	200	200	200
Realized loss (gain) on derivative contracts	(26,210)	(22,750)	(19,290)	(15,830)

Adjusted EBITDA	$41,375	$42,023	$42,677	$43,337

As NYMEX oil and gas prices decline, our Adjusted EBITDA does not decline proportionately due to the effects of our derivative contracts. However, the change in production taxes, which are calculated as a percentage of our oil and gas revenues, excluding the effects of our derivative contracts, is correlated with commodity prices. Furthermore, we have assumed no changes in production, lease operating expenses or differentials during the twelve months ended June 30, 2010. Over the long-term, a sustained decline in oil and gas prices would likely lead to a decline in production and lease operating expenses as well as a reduction in our realized oil and gas prices. Therefore, the foregoing table is not illustrative of the effects of changes in commodity prices for periods subsequent to June 30, 2010.

For the year ended December 31, 2008 and the three months ended March 31, 2009, approximately 43% and 49%, respectively, of our production was produced from our properties located in the Rocky Mountain and Mid-Continent regions of the United States. Historically, production from these regions has experienced times of widening differentials from NYMEX. Approximately 45% of our total estimated production for the twelve months ending June 30, 2010 is estimated to be produced from our properties located in the Rocky Mountain and Mid-Continent regions of the United States. The following table shows estimated Adjusted EBITDA sensitivities under various assumed differentials to NYMEX for the twelve months ending June 30, 2010. The estimated Adjusted EBITDA amounts shown below are based on estimated average NYMEX prices of $60.00 per barrel of oil and $5.25 per Mcf of gas for the twelve months ending June 30, 2010 for the volumes not subject to our derivative contracts and also include realized gains and losses on production volumes subject to our current derivative contracts. We have assumed no changes in our production based on changes in prices and that our swap counter-party will perform as expected.

	Estimated Twelve Months Ending June 30, 2010
	(In thousands, except per unit data)
NYMEX oil price ($/Bbl)	$60.00	$60.00	$60.00	$60.00
Oil price differential ($/Bbl)	$5.00	$6.50	$7.50	$10.00
NYMEX gas price ($/Mcf)	$5.25	$5.25	$5.25	$5.25
Gas price differential ($/Mcf)	$1.00	$1.30	$1.50	$2.00
Equivalent daily production (Mcfepd)	21,936	21,936	21,936	21,936
Total revenues	$47,510	$45,074	$43,459	$39,455
Lease operating expenses	13,639	13,639	13,639	13,639
Production taxes	4,513	4,282	4,129	3,748
General and administrative	3,566	3,566	3,566	3,566
Equity-based compensation	200	200	200	200
Realized loss (gain) on derivative contracts	(19,290)	(19,290)	(19,290)	(19,290)

Adjusted EBITDA	$44,882	$42,677	$41,215	$37,592

As oil and gas differentials increase, our Adjusted EBITDA will decline proportionately due to the effects of our hedging arrangements, which are NYMEX based. We have not hedged basis differentials; therefore, our Adjusted EBITDA will decrease or increase if differentials differ from our historical averages. We have assumed no changes in production, lease operating expenses or NYMEX prices during the twelve months ending June 30, 2010. Over the long-term, a sustained increase in oil and gas differentials would likely lead to a decline in production and lease operating expenses as well as a reduction in our realized oil and gas prices. Therefore, the foregoing table is not illustrative of the effects of changes in differentials for periods subsequent to June 30, 2010.

We estimate that our production for the twelve months ending June 30, 2010 will be 8.0 Bcfe, or 21.9 MMcfepd. Our production levels may vary from our estimates for a number of reasons; therefore, the following table shows Adjusted EBITDA sensitivities under various percentages of estimated production for the twelve months ending June 30, 2010.

	Estimated Twelve Months Ending June 30, 2010
	(In thousands, except per unit data and percentages)
Percentage of estimated production	95%	100%	105%
NYMEX oil price ($/Bbl)	$60.00	$60.00	$60.00
NYMEX gas price ($/Mcf)	$5.25	$5.25	$5.25
Equivalent daily production (Mcfepd)	20,839	21,936	23,033
Total revenues	$42,820	$45,074	$47,327
Lease operating expenses	12,957	13,639	14,321
Production taxes	4,068	4,282	4,496
General and administrative	3,566	3,566	3,566
Equity-based compensation	200	200	200
Realized loss (gain) on derivative contracts	(19,290)	(19,290)	(19,290)

Adjusted EBITDA	$41,319	$42,677	$44,034

As production increases or decreases, our Adjusted EBITDA changes accordingly as a result of changes in revenue, lease operating expenses and production taxes. We have assumed no changes in general and administrative expenses and equity-based compensation. Over the long-term, a sustained decline in oil and gas production would likely lead to a decline in Adjusted EBITDA. Therefore, the foregoing table is not illustrative of the effects of changes in estimated production for periods subsequent to June 30, 2010.

Capital Expenditures and Expenses

Capital Expenditures.    We estimate that our cash capital expenditures for the twelve months ending June 30, 2010 will be approximately $10.7 million as compared to $26.2 million, $12.3 million and $131.9 million, respectively, on a pro forma basis for the years ended December 31, 2006, 2007 and 2008. For the twelve months ended March 31, 2009, our capital expenditures were $14.7 million. The historical amounts reflect the actual capital expenditures spent on our properties, including capital expenditures of $118.5 million for property acquisitions for the year ended December 31, 2008. The $10.7 million of capital expenditures for the twelve months ending June 30, 2010, which we refer to as maintenance capital expenditures, are expected to consist of new wells and a number of recompletion and workover projects on our existing properties. We believe that we would have sufficient cash to pay the full initial quarterly distribution for four quarters on all of our units with maintenance capital expenditures of up to approximately $14.0 million for the twelve months ending June 30, 2010. For the twelve months ending June 30, 2010, we have planned our development drilling to minimize the decline rate from our current production levels due to the current economic environment of low commodity prices and relatively high service costs. Over the long-term we expect service costs and commodity prices to be more balanced and we intend to set aside sufficient cash reserves or make sufficient capital expenditures to maintain our current production levels. Historically, on the properties contributed to us by Abraxas Petroleum, we have added 1.0 Mcfepd of production for every $3,300 of capital expended. We have used this historical average in our production estimate for the twelve months ending June 30, 2010 because we anticipate that most of our capital spending will be made on the properties contributed to us by Abraxas Petroleum. We expect to finance these maintenance capital expenditures out of cash flow from operations. We intend to fund growth capital with a combination of cash flow from operations, borrowings under our credit facility and the sale of debt or equity securities. We cannot assure you that any of these sources of capital will be available to us either in the amounts necessary or on terms acceptable to us.

Lease Operating Expenses.    The following table summarizes lease operating expenses on an aggregate basis and on a per Mcfe basis for the year ended December 31, 2008 and the twelve months ended March 31, 2009, and on an estimated basis for the twelve months ending June 30, 2010:

	Year Ended December 31, 2008	Twelve Months Ended March 31, 2009	Estimated Twelve Months Ending June 30, 2010
	(In thousands, except per unit data)
Lease operating expenses	$14,608	$15,566	$13,639
Lease operating expenses ($/Mcfe)	$1.78	$1.87	$1.70

We estimate that our lease operating expenses for the twelve months ending June 30, 2010 will be approximately $13.6 million as compared to $15.6 million for the twelve months ended March 31, 2009.

Production Taxes.    The following table summarizes production taxes, which include ad valorem taxes, on an aggregate basis and as a percentage of oil and gas revenues for the year ended December 31, 2008 and the twelve months ended March 31, 2009, and on an estimated basis for the twelve months ending June 30, 2010:

	Year Ended December 31, 2008	Twelve Months Ended March 31, 2009	Estimated Twelve Months Ending June 30, 2010
	(In thousands, except percentages)
Oil and gas revenues	$83,391	$73,205	$45,074
Production taxes	$7,968	$7,389	$4,282
Production taxes as a percentage	9.6%	10.0%	9.5%

Our production taxes are calculated as a percentage of our oil and gas revenues. In general, as prices and volumes increase, our production taxes increase and as prices and volumes decrease, our production taxes decrease.

General and Administrative Expenses.    We estimate that our general and administrative expenses for the twelve months ending June 30, 2010 will be approximately $3.6 million, which includes $0.8 million of incremental expenses that we expect to incur as a result of being a publicly traded partnership. We expect our incremental expenses will include costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees, incremental insurance costs, and director, accounting, reservoir engineering and legal fees. Pursuant to our omnibus agreement, we currently pay Abraxas Petroleum $2.6 million per year, and will continue to pay this amount until the second anniversary of the closing of this offering, for general and administrative expenses, subject to annual adjustments for inflation and acquisition or other expansion adjustments. For more information, please read “Certain Relationships and Related Party Transactions—Omnibus Agreement.”

Interest Expense.    We intend to use the net proceeds from this offering, together with our general partner’s proportionate capital contribution, to partially repay the indebtedness outstanding under our subordinated credit facility. We have estimated $10.3 million of net cash interest expense for the twelve months ending June 30, 2010. In addition, we have also estimated that we will fund our maintenance capital expenditures for the twelve months ending June 30, 2010 of $10.7 million out of cash flow from operations.

Regulatory, Industry and Economic Factors.    Our estimate for the twelve months ending June 30, 2010 is based on the following significant assumptions related to regulatory, industry and economic factors:

•

There will not be any new federal, state or local regulation of portions of the energy industry in which we operate, or an interpretation of existing regulation, that will be materially adverse to our business;

•	There will not be any major adverse change in the portions of the energy industry or in general economic conditions; and

•	Market, insurance and overall economic conditions will not change substantially.

Distributions

Distributions on our units for the twelve months ending June 30, 2010 are expected to be $15.8 million in the aggregate (assuming no exercise of the over-allotment option). Quarterly distributions will be paid within 45 days after the close of each quarter.

How We Make Cash Distributions

Distributions of Available Cash

Our partnership agreement requires that, within 45 days after the end of each quarter, we distribute all of our available cash to all of our unitholders of record on the applicable record date. We will adjust the initial quarterly distribution for the period from the closing of this offering through June 30, 2009 based on the actual length of the period. We will distribute 98% of our available cash to our common unitholders, pro rata, and 2% of our available cash to our general partner.

The term “available cash,” for any fiscal quarter, means all cash on hand as of the date of determination of available cash for such quarter, less the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and for acquisitions of additional oil and gas properties);

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distribution to our unitholders for any one or more of the next four quarters.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to our unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to our unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in our general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

The following table shows selected historical consolidated financial data of Abraxas Petroleum and our historical and pro forma consolidated financial data for the periods and as of the dates indicated. The selected consolidated historical financial data as of and for the years ended December 31, 2004, 2005 and 2006, and the periods from January 1 to May 24, 2007 and from May 25 to December 31, 2007, and as of and for the year ended December 31, 2008 are derived from Abraxas Petroleum’s and our audited consolidated financial statements. The selected condensed consolidated historical financial data as of March 31, 2009 and for the three months ended March 31, 2008 and 2009 are derived from our unaudited condensed consolidated financial statements. The financial condition and results of operations of Abraxas Petroleum for the periods up to May 24, 2007 are referred to in this prospectus as “Predecessor,” and the financial condition and results of operations for periods subsequent to May 24, 2007 are referred to as “Successor” and represent only those of Abraxas Energy. The selected pro forma consolidated financial data for the year ended December 31, 2008 and the three months ended March 31, 2009 are derived from our unaudited pro forma consolidated financial statements included in this prospectus beginning on page F-2 and give effect to the St. Mary Acquisition and the completion of this offering and the use of proceeds from this offering as described in “Use of Proceeds.”

The unaudited pro forma consolidated statement of operations data for the year ended December 31, 2008 assume that the St. Mary Acquisition and this offering occurred on January 1, 2008. The unaudited pro forma consolidated statement of operations data for the three months ended March 31, 2009 assume this offering occurred on January 1, 2008 and the unaudited pro forma consolidated balance sheet data as of March 31, 2009 assume this offering occurred on March 31, 2009.

You should read the following table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited pro forma and historical consolidated financial statements of Abraxas Energy and the notes thereto included elsewhere in this prospectus.

	Predecessor				Successor
	Abraxas Petroleum				Abraxas Energy
	Year Ended December 31,			January 1 - May 24,	May 25 - December 31,	Year Ended December 31,	Three Months Ended March 31, (unaudited)	Three Months Ended March 31, (unaudited)
	2004	2005	2006	2007	2007	2008	2008	2009
	(In thousands, except per share/unit data)
Consolidated Statements of Operations Data:
Operating revenue:
Oil and gas production revenues	$33,073	$47,905	$49,448	$18,791	$22,148	$83,391	$18,816	$8,630
Other(1)	781	1,311	1,629	514	—	—	—	—

Total operating revenue	33,854	49,216	51,077	19,305	22,148	83,391	18,816	8,630
Operating costs and expenses:
Lease operating and production taxes	8,567	11,094	11,776	4,757	5,136	22,577	4,426	4,804
Depreciation, depletion and amortization	7,213	8,914	14,939	5,773	7,039	20,063	4,504	3,526
Ceiling-test impairment	—	—	—	—	—	97,121	—	2,775
General and administrative	5,238	5,757	5,160	1,867	987	2,657	514	807
Other	671	756	819	295	—	—	—	—

Total operating expenses	21,689	26,521	32,694	12,692	13,162	142,418	9,444	11,912

Operating income (loss)	12,165	22,695	18,383	6,613	8,986	(59,027)	9,372	(3,282)
Net interest expense	17,857	13,970	16,738	6,371	1,774	10,181	2,431	2,436
Amortization of deferred financing fees	1,848	1,589	1,591	632	121	988	184	202
Financing fees	1,657	—	—	—	—	359	—	362
(Gain) on debt redemption	(12,561)	—	—	—	—	—	—	—
Loss (gain) on derivative contracts	—	591	(646)	218	4,125	(28,333)	26,958	(12,865)
Loss on debt extinguishment	—	—	—	—	6,455	—	—	—
Other expense	387	274	—	—	—	1,105	—	21

Income (loss) from continuing operations before income tax	2,977	6,271	700	(608)	(3,489)	(43,327)	29,573	(9,844)
Income tax (benefit)	(6,060)	—	—	—	—	—	—	—

Income (loss) from continuing operations(3)	$9,037	$6,271	$700	$(608)	$(3,489)	$(43,327)	$(20,201)	$6,562

Income (loss) per common share/unit from continuing operations—diluted	$0.23	$0.15	$0.02	$(0.01)	$(0.31)	$(3.81)	$(1.78)	$0.58

Weighted average common shares/units outstanding—diluted(2)	38,895	41,164	43,862	42,795	11,362	11,360	11,362	11,411

(1)	Includes rig and other revenue.

(2)	For the periods January 1 - May 24, 2007, May 25 - December 31, 2007, for the year ended December 31, 2008 and the three months ended March 31, 2008, shares/units issuable in connection with options or warrants are not included in diluted shares/units. Inclusion of these shares/units would be antidilutive due to losses incurred in these periods.

(3)	Excludes net income from discontinued operations of $3.3 million and $12.8 million in 2004 and 2005, respectively, of the Predecessor as the information is not relevant to the properties contributed to the Successor.

	Pro Forma		Pro Forma
	Abraxas Energy		Abraxas Energy
	St. Mary Acquisition	After Offering	After Offering
	Year Ended December 31,		Three Months Ended March 31,
	2008		2009
	(In thousands, except per unit data)
Unaudited Consolidated Statements of Operations Data:
Oil and gas production revenue	$87,045	$87,045	$8,630
Lease operating and production taxes	23,621	23,621	4,804
Depreciation, depletion and amortization	20,955	20,955	3,526
General and administrative	2,657	2,657	807
Net interest expense	10,704	9,396	1,933
Amortization of deferred financing fees	1,054	1,054	202
Financing Fees	359	359	362
Loss (gain) on derivative contracts	(28,333)	(28,333)	(12,865)
Ceiling-test impairment	97,121	97,121	2,775
Other	1,105	1,105	21

Net income (loss)	$(42,198)	$(40,888)	$7,065

Net income (loss) per common unit-basic	$(3.71)	$(2.59)	$0.45

Common units outstanding-basic	11,360	15,779	15,779

						Successor
						Pro Forma After Offering
	Predecessor			Successor		(unaudited)
	Abraxas Petroleum			Abraxas Energy		Abraxas Energy
	At December 31,			At December 31,	At December 31,	At March 31,
	2004	2005	2006	2007	2008	2009
	(In thousands)
Consolidated Balance Sheet Data:
Working capital (deficit)	$(4,592)	$(4,880)	$(3,719)	$3,740	$(14,595)	$(11,983)	$6,547
Total assets	152,685	121,866	116,940	105,703	169,240	169,991	169,991
Current maturities of long-term debt	—	—	—	—	40,000	40,000	21,470
Long-term debt	126,425	129,527	127,614	45,900	125,600	125,600	125,600
Stockholders’/partners’ equity (deficit)	(53,464)	(23,701)	(22,165)	49,688	(12,492)	(8,457)	10,073
Other Data:
Capital expenditures for the period	$9,269	$35,350	$26,346	$20,708	$131,900	$2,295	$2,295

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Selected Historical and Pro Forma Consolidated Financial Data” and the financial statements and the related notes thereto included elsewhere in this prospectus. The following discussion and analysis of our results of operations for 2007 combines the results of operations for Abraxas Petroleum from January 1 to May 24, 2007 and our results from May 25 to December 31, 2007. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, market prices for oil and gas, production volumes, estimates of proved reserves, capital expenditures, economic and competitive conditions, regulatory changes and other uncertainties, as well as those factors discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

Overview

General

We are a Delaware limited partnership formed by Abraxas Petroleum in May 2007 to exploit, develop, produce and acquire oil and gas properties. Our assets consist primarily of producing and non-producing properties located in the Rocky Mountain, Mid-Continent, Permian Basin and Gulf Coast regions of the United States. Our primary business objective is to provide stability and growth in our cash distributions per unit over time.

We are a holding company, and our operating assets are owned directly or indirectly by our operating subsidiary, Abraxas Operating. Our general partner is a wholly-owned subsidiary of Abraxas Petroleum, and has sole responsibility for conducting our business and managing our operations. Upon the completion of this offering, Abraxas Petroleum will continue to beneficially own a 2% general partner and a 33.9% limited partner interest in us, assuming the underwriters do not exercise their over-allotment option to purchase additional common units and redeemable warrants and that Abraxas Petroleum does not purchase any common units and redeemable warrants in this offering.

Basis of Presentation

Because we were not formed until May 2007, our historical financial statements as well as the discussion of the results of operations and period-to-period comparisons covering these historical results include the historical financial statements of Abraxas Petroleum for periods up to May 24, 2007 and our historical financial statements for the period from May 25 to December 31, 2007, the year ended December 31, 2008 and the three months ended March 31, 2008 and 2009. Because the 2007 historical results of Abraxas Petroleum include combined information for the properties retained by Abraxas Petroleum as well as our oil and gas properties, these historical results of operations and period-to-period comparisons are not indicative of our future results. Please see “Selected Historical and Pro Forma Consolidated Financial and Operating Data” and our Unaudited Historical Pro Forma Consolidated Financial Statements for financial information relating to us, as of the dates and for the periods indicated.

Formation Transactions

In May 2007, we entered into the following transactions which we refer to as the Formation Transactions:

•	Abraxas Petroleum contributed properties to Abraxas Operating;

•

Abraxas Investments and our general partner contributed all of the membership interests in Abraxas Operating to us in exchange for the issuance of an aggregate of 5,131,959 common units and 227,232 general partner units to Abraxas Investments and our general partner, respectively;

•	we borrowed $35.0 million under our credit facility; and

•	we issued and sold 6,002,408 of our common units to certain private investors, in consideration for gross proceeds of approximately $100.0 million.

The gross proceeds from the Formation Transactions, together with $22.5 million received by Abraxas Petroleum in a private placement of its common stock, were $157.5 million. These proceeds were used as follows:

•	$139.3 million was used to refinance and repay Abraxas Petroleum’s Floating Rate Secured Notes due 2009 (including a call premium and accrued and unpaid interest of $14.3 million);

•	$0.9 million was used to repay indebtedness under Abraxas Petroleum’s credit facility;

•	$10.3 million was used to pay fees and expenses, including placement fees to A.G. Edwards & Sons, Inc. of $8.6 million and legal and accounting fees of $1.7 million; and

•	$7.0 million was used to make a distribution of excess capital to Abraxas Petroleum.

St. Mary Acquisition

On January 31, 2008, we acquired certain oil and gas properties from St. Mary for $126.0 million. The properties are located in a number of basins throughout the central portion of the United States, principally in the Rocky Mountain and Mid-Continent regions. We borrowed $79.7 million under our credit facility and $50.0 million under our subordinated credit facility, for a total of $129.7 million, to finance this acquisition and pay fees and expenses incurred in connection with the acquisition.

How We Evaluate Our Operations

Our financial results depend upon many factors which significantly affect our results of operations including the following:

•	the oil and gas volumes we produce;

•	the sales price of our oil and gas production and the effect of our hedging activities;

•	the level of our operating and general and administrative expenses;

•	the availability of capital;

•	the level of and interest rates on borrowings; and

•	the level and success of exploitation and development activity.

Production Volumes.    Because our proved reserves will decline as oil and gas are produced, unless we conduct successful exploitation and development activities, or acquire additional properties containing proved reserves, our reserves and production will decrease. Approximately 92% of the estimated ultimate recovery of our proved developed reserves as of December 31, 2008 had been produced. Our ability to acquire or find additional reserves in the near future will be dependent, in part, upon the amount of available funds for acquisition, exploitation and development projects.

Abraxas Energy had cash capital expenditures for 2008 of $131.9 million which included $118.5 million for property acquisitions. We have a capital budget for 2009 of $12.0 million, the exact amount of which will depend on our success rate, production levels and commodity prices.

The following table presents historical net production volumes for the years ended December 31, 2006, 2007 and 2008 and the three months ended March 31, 2009:

	Year Ended December 31,			Three Months Ended March 31,
	2006	2007	2008	2009
Total production (MMcfe)	7,718	5,984	8,218	2,012
Average daily production (Mcfepd)	21,144	16,394	22,453	22,360

Commodity Prices and Hedging Activities.    The results of our operations are highly dependent upon the prices received for our oil and gas. The prices we receive for our oil and gas are dependent upon spot market prices, our differentials and the effectiveness of our hedging arrangements.

Substantially all of our oil and gas sales are made in the spot market, or pursuant to contracts based on spot market prices, and not pursuant to long-term, fixed-price contracts. Accordingly, the prices we receive for our oil and gas are dependent upon numerous factors beyond our control. Significant declines in commodity prices could have a material adverse effect on our financial condition, results of operations, quantities of reserves recoverable on an economic basis, and the distributions we can make to our unitholders. Recently, oil and gas prices have been volatile. Supply and geopolitical uncertainties resulted in significant price volatility during 2008 with oil prices rising during the first half of the year to record levels before falling by approximately 70% during the second half of the year. Commodity prices, particularly gas prices, continued to decline during the first quarter of 2009. Spot prices for West Texas Intermediate (WTI) oil averaged $100.21 per barrel during 2008, with a low price of $33.87 per barrel in December 2008 and a high price of $145.28 per barrel in July 2008. During 2008, the gas market continued to be driven by high storage inventories and mild weather conditions across much of the country. Spot prices for Henry Hub gas averaged $8.88 per MMbtu for the year, with a low price of $5.40 per MMbtu in December 2008 and a high price of $13.28 per MMbtu in July 2008. Spot prices for WTI oil averaged $43.19 per barrel and Henry Hub gas averaged $4.55 per MMbtu during the first quarter of 2009. The NYMEX futures prices for oil and gas were $44.60 per barrel and $5.62 per MMbtu at December 31, 2008 and $58.63 per barrel and $4.31 per MMbtu at May 8, 2009. The current global recession has had a significant impact on commodity prices and our operations. If commodity prices remain depressed, our revenues, profitability and cash flow from operations will decrease which could cause us to alter our business plan including reducing our drilling activity and the level of cash distributions to our unitholders.

The realized prices that we receive for our oil and gas differ from NYMEX futures and spot market prices, principally due to:

•	basis differentials which are dependent on actual delivery location;

•	adjustments for quality and Btu content; and

•	gathering, processing and transportation costs.

During 2008, our differentials averaged $7.31 per barrel of oil and $1.36 per Mcf of gas and during the first quarter of 2009, our differentials averaged $8.24 per barrel of oil and $1.05 per Mcf of gas. We expect these differentials will decrease as a result of lower commodity prices because the majority of our marketing agreements are based on a percentage of the prevailing market price. On a pro forma basis during 2008, our differentials would have averaged $8.11 per barrel of oil and $1.40 per Mcf of gas before any impact from our derivative contracts.

Our credit facility required us to enter into hedging arrangements for specified volumes, which equated to approximately 85% of our estimated oil and gas production through 2011 and approximately 60% of our estimated oil and gas production for 2012. At May 8, 2009 and continuing through December 2012, we had NYMEX-based fixed price commodity swaps covering approximately 80% of our estimated oil and gas production from our estimated net proved developed producing reserves at volume weighted average prices of $81.08 per barrel of oil and $8.14 per MMbtu of gas. We intend to enter into derivative contracts, which we sometimes refer to as hedging arrangements, in the future to reduce the impact of oil and gas price volatility on our cash flow. By removing a significant portion of price volatility of our future oil and gas production, we believe we have mitigated, but not eliminated, the potential effects of changing oil and gas prices on our cash flow from operations for those periods; however, any prolonged decrease in commodity prices will reduce our cash available for distribution. We have sustained and in the future we will sustain realized and unrealized losses on our derivative contracts if market prices are higher than our contract prices. Conversely, when our contract prices are higher than prevailing market prices, we will sustain realized and unrealized gains on our derivative contracts. If the prices at which we hedge future production are significantly lower than our current contract prices, we may not be able to pay the initial quarterly distributions on our units in the future if commodity prices remain at depressed levels.

Current market conditions also elevate concern over counter-party risks related to our commodity derivative contracts. We actively monitor the credit exposure and risks associated with our counterparties. We have all of our commodity swaps with one major financial institution, Société Générale. Should this counterparty not perform, we may not realize the benefit of our hedging arrangements when market prices are below our contract prices. We are not currently aware of any inability on the part of our counterparty to perform under our contracts. Notwithstanding, we are not able to predict sudden changes in the credit worthiness of our counterparty.

We have elected out of hedge accounting as prescribed by applicable accounting rules. Please read “Risk Factors—Risks Related to Our Business—Our hedging activities could result in financial losses or could reduce our cash flow, which may adversely affect our ability to pay distributions,” “Risk Factors—Risks Related to Our Business—If the prices at which we hedge our oil and gas production are less than prevailing market prices, our ability to maintain or increase cash distributions could be adversely affected,” “—Critical Accounting Policies—Accounting for Derivatives” and “—Quantitative and Qualitative Disclosure about Market Risk—Hedging Activity and Sensitivity.”

At May 8, 2009, we had the following derivative contracts in place:

Period Covered	Product	Volume (Production per Day)	Fixed Price
Year 2009	Gas	10,595 MMbtu	$8.45
Year 2009	Oil	1,000 Bbl	$83.80
Year 2010	Gas	9,130 MMbtu	$8.22
Year 2010	Oil	895 Bbl	$83.26
Year 2011	Gas	8,010 MMbtu	$8.10
Year 2011	Oil	810 Bbl	$86.45
Year 2012	Gas	3,000 MMbtu	$6.88
Year 2012	Oil	670 Bbl	$67.60

Operating and General and Administrative Expenses

In evaluating our operations, we frequently monitor and assess our lease operating and general and administrative, or G&A expenses, in terms of absolute dollars and on a per Mcfe basis. We believe that this measure allows us to better evaluate our operating efficiency and is used by us in reviewing the economic feasibility of a potential acquisition or development project.

Operating Expenses.    Operating expenses are the costs incurred in the operation of producing properties. Expenses for utilities, direct labor, water injection and disposal, production taxes and materials and supplies comprise the most significant portion of our operating expenses. Operating expenses do not include G&A expenses. A majority of our operating cost components are variable and increase or decrease as the level of production increases or decreases. Certain items, however, such as direct labor and materials and supplies, generally remain relatively fixed and do not fluctuate with changes in production volumes, but can fluctuate depending on activities performed during a specific period. Abraxas Petroleum and Abraxas Operating have entered into an operating agreement, under which Abraxas Petroleum will operate our oil and gas properties that are not subject to operating agreements with other parties. Abraxas Petroleum will continue to operate our properties that are subject to operating agreements, to the extent Abraxas Petroleum is the operator of record. We will reimburse Abraxas Petroleum for its costs in performing the services on our behalf under the operating agreements, plus related expenses. Our operating expenses on a per unit basis increased in 2008 as a result of the St. Mary Acquisition because the producing properties we acquired from St. Mary are primarily pumping oil wells which cost more to operate than the producing properties contributed to us from Abraxas Petroleum which are primarily flowing gas wells.

States regulate the development, production, gathering and sale of oil and gas, including imposing production and other taxes and requirements for obtaining drilling permits. Many states currently impose a production tax on oil and gas production. In addition to production taxes, a number of states impose ad valorem taxes on oil and gas properties and production equipment.

General and Administrative Expenses.    Pursuant to our omnibus agreement, Abraxas Petroleum will perform administrative services for us and for Abraxas Operating, such as accounting, finance, land and engineering. We currently pay Abraxas Petroleum $2.6 million per year, and will continue to pay this amount until the second anniversary of the closing of this offering, for general and administrative expenses, subject to annual adjustments for inflation and acquisition or other expansion adjustments. Thereafter, our payment obligations for general and administrative expenses to Abraxas Petroleum on our behalf are not fixed. We do not believe these expenses will materially increase, except in connection with acquisitions. We also expect to incur $0.8 million per year of incremental expenses as a result of being a publicly traded partnership.

Availability of Capital.    As described more fully under “—Liquidity and Capital Resources” below, our sources of capital going forward will primarily be cash flow from operations, borrowings under our credit facility and proceeds from the sale of debt or equity securities. At May 8, 2009, we had $4.4 million of availability under our credit facility and after giving effect to the application of the net proceeds of this offering, we will have availability of $4.4 million from the current amount of our borrowing base of $130.0 million. For a description of our credit facility, please see “—Liquidity and Capital Resources—Credit Facility.”

Borrowings and Interest.    At May 8, 2009, we had outstanding indebtedness of $165.6 million, of which $40.0 million was outstanding under our subordinated credit facility and $125.6 million was outstanding under our credit facility. In 2008, our cash interest expense for a full year would have been $10.2 million on a pro forma basis giving effect to the St. Mary Acquisition as if it had occurred on January 1, 2008. If our cash interest expense increases as a result of higher interest rates or increased borrowings under our credit facility, more cash flow from operations would be used to meet our debt service requirements. As a result, we would need to increase our cash flow from operations in order to fund the development of our numerous drilling opportunities which, in turn, will be dependent upon the level of our production volumes and commodity prices. In order to mitigate our interest rate exposure, we entered into an interest rate swap, effective August 12, 2008, as amended in February 2009, to fix our floating LIBOR based debt. Our 2-year interest rate swap arrangement for $100.0 million is at a fixed rate of 2.95%. The arrangement expires on August 12, 2010.

Exploitation and Development Activity.    We believe that our quality asset base and our large inventory of drilling projects will help provide stability and growth in our cash distributions per unit over time. Abraxas Petroleum operates properties comprising over 75% of our estimated proved reserves at December 31, 2008, allowing for substantial control over the timing and incurrence of capital expenditures. We have identified 226 additional drilling locations (of which 129 were classified as proved undeveloped at December 31, 2008) on our existing leasehold, the successful development of which we believe could significantly increase our production and proved reserves. For the five years ended December 31, 2007, Abraxas Petroleum drilled 13 gross (10.2 net) wells on the properties contributed to us, of which 100% resulted in commercially productive wells. For the year ended December 31, 2008, Abraxas Petroleum and other operators drilled 40 gross (1.6 net) wells on our properties, of which 100% resulted in commercially productive wells.

Our future oil and gas production, and therefore our success, is highly dependent upon our ability to find, acquire, exploit and develop additional reserves. The rate of production from our properties and our proved reserves will decline as our reserves are produced unless we conduct successful development and exploitation activities, acquire additional properties containing proved reserves, or, through engineering studies that identify additional behind-pipe zones or secondary recovery reserves. We cannot assure you that our exploitation and development activities will result in increases in our proved reserves. If our proved reserves continue to decline in the future, our production will also decline and, consequently, our cash flow from operations and the amount that we are able to borrow under our credit facility will also decline, and we may be unable to pay distributions to our unitholders. In addition, approximately 39% of our total estimated proved reserves at December 31, 2008 were undeveloped. By their nature, estimates of undeveloped reserves are less certain than proved developed reserves. Recovery of such reserves will require significant capital expenditures and successful drilling operations. For a more complete discussion of these risks please see “Risk Factors—Risks Related to Our Business—The estimated proved reserves we present are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.”

Outlook

Oil and gas prices have been volatile over the past several years. Significant factors that will impact near-term commodity prices include the following:

•	the domestic and foreign supply of and demand for oil and gas;

•	the level of consumer product demand;

•	weather conditions;

•	political and economic conditions and events in foreign oil and gas producing countries, including those in the Middle East, South America and Russia;

•	actions of the Organization of Petroleum Exporting Countries and state-controlled oil companies relating to oil price and production controls;

•	technological advances affecting energy consumption and supply;

•	domestic and foreign governmental regulations and taxation;

•	the impact of energy conservation efforts;

•

the proximity, capacity, cost and availability of oil and gas pipelines and other transportation facilities to our production, and access to readily available alternatives in the event of disruptions in such pipelines or facilities; and

•	the price and availability of alternative fuels.

A substantial portion of our estimated production is currently hedged through December 2012, and we intend to continue to enter into derivative contracts in the future, to help mitigate the impact of price volatility on our cash flow. At May 8, 2009 and continuing through December 2012, we had NYMEX-based fixed price commodity swaps covering approximately 80% of our estimated oil and gas production from our estimated net proved developed producing reserves at volume weighted average prices of $81.08 per barrel of oil and $8.14 per MMbtu of gas which are significantly higher than market prices on May 8, 2009 of $58.63 per barrel of oil and $4.31 per MMbtu of gas. While these derivative contracts will protect us when market prices are below our contract prices, they also prevent us from realizing an increase in cash flow when market prices are higher than our contract prices. We will sustain realized and unrealized losses to the extent our contract prices are lower than market prices and conversely, we will sustain realized and unrealized gains to the extent our contract prices are higher than market prices. If the prices at which we hedge future production are significantly lower than our current contract prices, we may not be able to pay the initial quarterly distributions on our units in the future if commodity prices remain at depressed levels.

During the first half of 2008, the increase in commodity prices resulted in increased drilling activity and demand for drilling rigs, equipment and crews. However, during the second half of 2008, commodity prices declined approximately 70% which resulted in reduced drilling activity. Commodity prices, particularly gas prices, continued to decline during the first quarter of 2009. Due to the low commodity price environment, we anticipate drilling service and labor costs, as well as costs of equipment and raw materials, to decline from recent historically high levels. Our operating expenses increased in 2008 as a result of the St. Mary Acquisition because the producing properties we acquired from St. Mary were primarily pumping oil wells which cost more to operate than the producing properties contributed to us from Abraxas Petroleum which are primarily flowing gas wells.

We expect to fund our capital expenditures with cash flow from operations, borrowings under our credit facility and the sale of debt or equity securities. We estimate that we will have sufficient cash flow from operations after funding maintenance capital expenditures to enable us to pay the initial quarterly distribution of $0.25 per unit to unitholders for each quarter for the twelve months ending June 30, 2010. Please read “—Liquidity and Capital Resources” and “Cash Distribution Policy and Restrictions on Distributions” for more information.

We expect to continue to pursue acquisition opportunities in the future but we expect to experience competition for these assets from third parties. Moreover, Abraxas Petroleum is not prohibited from competing with us and will continue to evaluate acquisitions and dispositions that do not involve us. We believe that our structure as a pass-through vehicle for tax purposes with no incentive distribution rights will allow us to have a lower cost of capital for acquisition opportunities than many of our tax-paying competitors. Since the Formation Transactions, we successfully closed an acquisition of certain oil and gas properties from St. Mary for $126.0 million. These properties are located in numerous basins throughout the central portion of the United States, principally in the Rocky Mountain and Mid-Continent regions.

Factors Affecting Comparability of Future Results

You should read the discussion of our financial condition and results of operations in conjunction with the historical and pro forma financial statements included elsewhere in this Prospectus. Our future results could differ materially from our historical and pro forma results due to a variety of factors, including the following:

Historical results include properties retained by Abraxas Petroleum.    Because we were not formed until May 2007, our historical financial statements as well as the discussion of the results of operations and period-to-period comparisons covering these historical results include the historical financial statements of Abraxas Petroleum for periods up to May 24, 2007 and our historical financial statements for the period from May 25 to December 31, 2007, the year ended December 31, 2008 and the three months ended March 31, 2009 in this prospectus. Because the historical results of Abraxas Petroleum include combined information for the properties retained by Abraxas Petroleum as well as our oil and gas properties, these historical results of operations and period-to-period comparisons are not indicative of our future results.

Historical results prior to 2008 do not include the St. Mary Acquisition.    The discussion of our historical results prior to 2008 does not include any results relating to the properties we acquired from St. Mary in January 2008 or the debt we incurred to finance the acquisition. The following table sets forth historical revenues and direct operating expenses related to the St. Mary properties:

	Year Ended December 31,
	2005	2006	2007
	(In thousands)
Revenues:
Oil sales	$22,950	$24,428	$26,768
Gas sales	15,802	13,186	12,566

Total revenues	38,752	37,614	39,334
Direct operating expenses:
Lease operating expenses	9,739	11,874	12,271
Production taxes	3,513	2,988	3,278

Total direct operating expenses	13,252	14,862	15,549

Revenues in excess of direct operating expenses	$25,500	$22,752	$23,785

The statements of revenues and direct operating expenses related to the St. Mary properties may not be indicative of future results for those properties.

Increase in Outstanding Indebtedness.    In order to finance the St. Mary Acquisition, we borrowed a total of $129.7 million ($79.7 million under our credit facility and $50.0 million under our subordinated credit facility), of which $10.0 million represented the deposit we made in December 2007 and was reflected in our long-term debt of $45.9 million at December 31, 2007. For the period from May 25 to December 31, 2007, we paid a total of $1.8 million in interest. Our pro forma cash interest payments for 2008 would have been $9.6 million if the St. Mary Acquisition had occurred on January 1, 2008. We plan to use the net proceeds from this offering to partially repay indebtedness outstanding under our subordinated credit facility. We expect to have approximately $125.6 million outstanding under our credit facility and approximately $21.5 million outstanding under our subordinated credit facility after completion of this offering which, based upon current interest rates and our interest rate swap arrangement, would require interest payments of $11.9 million for a 12-month period. We intend to re-finance the indebtedness outstanding under our subordinated credit facility prior to its scheduled maturity date of July 1, 2009; however there can be no assurance that we will be successful in this effort. We have engaged an exclusive financial advisor to assist us in this re-financing.

We will experience realized and unrealized losses and gains on our derivative contracts.    At May 8, 2009 and continuing through December 2012, we had NYMEX-based fixed price commodity swaps covering approximately 80% (85% for 2009-2011 and 60% for 2012) of our estimated net proved developed producing reserves at volume weighed average prices of $81.08 per barrel of oil and $8.14 per MMbtu of gas. At May 8, 2009, NYMEX futures prices were $58.63 per barrel of oil and $4.31 per MMbtu of gas. Because these derivative contracts, which we sometimes refer to as hedging arrangements, have at times been less and greater than then-current market prices, we have sustained both realized and unrealized losses and gains on our derivative contracts. In the future, we will sustain losses if market prices are higher than our contract prices and, conversely, we will sustain gains if market prices are lower than our contract prices. During the year ended December 31, 2008, we realized prices of $92.89 per barrel of oil and $7.52 per Mcf of gas before any impact from our derivative contracts and we recognized a realized loss of $(9.3) million and an unrealized gain of $40.5 million on our commodity derivative contracts. During the three months ended March 31, 2009, we realized prices of $34.95 per barrel of oil and $3.50 per Mcf of gas before any impact from our derivative contracts resulting in revenues less direct cash expenses of $583,000 and we recognized a realized gain of $7.0 million and an unrealized gain of $6.3 million on our commodity derivative contracts. If the disparity between our contract prices and market prices continues, we will continue to sustain realized and unrealized gains and losses on our derivative contracts. While unrealized gains and losses do not impact our cash flow from operations or cash available for distribution, realized gains and losses impact both. In addition, as our derivative contracts expire over time, we expect to enter into new derivative contracts at then-current market prices. If the prices at which we hedge future production are significantly lower than our current contract prices, we may not be able to pay the initial quarterly distributions on our units in the future if commodity prices remain at depressed levels.

General and Administrative Expenses.    We expect to incur approximately $0.8 million per year in incremental general and administrative expenses as a result of being a publicly traded partnership. These expenses include costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees, incremental insurance costs, and director, accounting, reservoir engineering and legal fees. These incremental general and administrative expenses are not reflected in our historical or pro forma financial statements. In addition, we are paying Abraxas Petroleum $2.6 million per year under our omnibus agreement. Prior to the consummation of the St. Mary Acquisition, we were paying Abraxas Petroleum $1.5 million per year.

Results of Operations

Comparison of Three Months Ended March 31, 2008 and 2009

The following table illustrates the primary components of revenue for the three months ended March 31, 2008 and 2009, as well as oil and gas sales volumes and average realized prices (net of impact from derivative contracts) for such periods.

	Three Months Ended March 31,
	2008	2009
	(In thousands, except per unit data)
Operating revenue:
Oil sales	$8,979	$3,975
Gas sales	9,837	4,655
Total operating revenue	18,816	8,630
Operating income (loss)(1)	9,372	(3,282)
Volumes:
Oil (MBbls)	96	114
Gas (MMcf)	1,348	1,330
Gas equivalents (MMcfe)	1,922	2,012
Realized oil price ($/Bbl)	$81.22	$67.08
Realized gas price ($/Mcf)	$7.54	$6.04

(1)	Operating loss in the three months ended March 31, 2009 includes $2.8 million ceiling-test impairment.

The following table summarizes our expenses for the three months ended March 31, 2008 and 2009.

	Three Months Ended March 31,
	2008	2009
	(In thousands)
Direct operating expenses:
Lease operating expenses	$2,775	$3,733
Production and other taxes	1,651	1,071
Total direct operating expenses	$4,426	$4,804

Revenues

Operating Revenue

Operating revenue decreased by $10.2 million from $18.8 million in the three months ended March 31, 2008 to $8.6 million in the same period of 2009. The decrease was primarily due to significant decreases in commodity prices during the three months ended March 31, 2009 compared to the same period of 2008. Excluding the realized gains or losses on our derivative contracts, our realized prices for the three months ended March 31, 2009 were $34.95 per barrel of oil and $3.50 per Mcf of gas compared to $93.88 per barrel of oil and $7.30 per Mcf of gas in the same period of 2008. Oil volumes increased from 96 MBbls in the three months ended March 31, 2008 to 114 MBbls in the same period of 2009 and gas volumes were 1.3 Bcf during both periods. The increase in oil volumes was primarily due to the production attributable to the properties we acquired from St. Mary in January 2008.

Average realized prices for the three months ended March 31, 2009 (net of realized gain on derivative contracts) were $67.08 per barrel of oil and $6.04 per Mcf of gas and average realized prices in the same period of 2008 (net of realized loss on derivative contracts) were $81.22 per barrel of oil and $7.54 per Mcf of gas.

Expenses

Direct Operating Expenses

Direct operating expenses increased from $4.4 million in the three months ended March 31, 2008 to $4.8 million in the same period of 2009. Direct operating expenses on a per Mcfe basis for the three months ended March 31, 2008 were $2.30 per Mcfe compared to $2.39 per Mcfe in the same period of 2009. The increase in direct operating expenses was primarily attributable to the producing properties we acquired from St. Mary in January 2008 which were predominately pumping oil wells which cost more to operate than the producing properties contributed to us by Abraxas Petroleum which were predominately flowing gas wells.

General and Administrative (“G&A”)

G&A, excluding equity-based compensation, increased from $0.5 million in the three months ended March 31, 2008 to $0.8 million in the same period of 2009. G&A on a per Mcfe basis increased from $0.28 in the three months ended March 31, 2008 to $0.38 in the same period of 2009. The increase in G&A was primarily a result of additional staff hired to manage the producing properties we acquired from St. Mary in January 2008.

Equity-Based Compensation

The Black-Scholes option pricing model is used to measure the fair value of restricted units granted to employees and directors. Restricted units granted to employees and directors are valued at the date of grant and expense is recognized over the vesting period. For the three months ended March 31, 2009 and 2008, equity-based compensation expense was $47,000 and $0, respectively.

Depreciation, Depletion and Amortization (“DD&A”)

DD&A decreased by $1.0 million from $4.5 million in the three months ended March 31, 2008 to $3.5 million in the same period of 2009. DD&A on a per Mcfe basis for the three months ended March 31, 2008 was $2.34 per Mcfe as compared to $1.75 per Mcfe in the same period of 2009. The decrease in DD&A was primarily the result of a reduction in the depletion base as a result of the proved property impairment recorded for the year ended December 31, 2008 and the three months ended March 31, 2009.

Interest Expense

Interest expense was $2.4 million for the three months ended March 31, 2009 and 2008.

Income (loss) from derivative contracts

Accounting for gains and losses on our derivative contracts is based on realized and unrealized amounts. The realized gains and losses are determined by actual derivative settlements during the period. Unrealized gains and losses are based on the periodic mark-to-market valuation of our current derivative contracts. Our derivative contracts do not qualify for hedge accounting as prescribed by SFAS 133; therefore, fluctuations in the market value of these contracts are recognized in earnings during the current period. We have entered into a series of NYMEX-based fixed price commodity swaps, and as of March 31, 2009, the estimated unearned value of these contracts was an asset of approximately $46.1 million. For the three months ended March 31, 2009, we recognized a realized gain of $7.0 million and an unrealized gain of $6.3 million on these derivative contracts compared to a realized loss of ($0.9) million and an unrealized loss of $(26.1) million for the three months ended March 31, 2008.

We entered into a two-year interest rate swap in August 2008. For the first year, the notional amount of $100.0 million had a fixed rate of 3.367%. The interest rate swap was amended in February 2009 which reduced the fixed rate to 2.95% and increased the notional amount to $100.0 million for the entire term of the contract.

For the three months ended March 31, 2009, we recognized a realized loss of approximately $(0.6) million and an unrealized gain of $81,000 on this derivative contract. As of March 31, 2009, the estimated unearned value of this contract was a liability of approximately $3.0 million.

Ceiling-Test Impairment

We record the carrying value of our oil and gas properties using the full cost method of accounting for oil and gas properties. Under this method, we capitalize the cost to acquire, explore for and develop oil and gas properties. Under the full cost accounting rules, the net capitalized cost of oil and gas properties, are limited by country, to the lower of the unamortized cost or the cost ceiling, defined as the sum of the present value of estimated unescalated future net revenues from proved reserves, discounted at 10%, plus the cost of properties not being amortized, if any, plus the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any. If the net capitalized cost of oil and gas properties exceeds the ceiling limit, we are subject to a ceiling limitation write-down to the extent of such excess. A ceiling limitation write-down is a charge to earnings which does not impact cash flow from operating activities. However, such write-downs do impact the amount of our partners’ equity. The cost ceiling represents the present value (discounted at 10%) of net cash flows from sales of future production, using commodity prices on the last day of the quarter, or alternatively, if prices subsequent to that date have increased, a price near the periodic filing date of the our financial statements. As of March 31, 2009, our net capitalized costs of oil and gas properties exceeded the present value of our estimated proved reserves by $32.4 million. These amounts were calculated utilizing NYMEX prices on March 31, 2009. Subsequent to March 31, 2009, oil and gas prices increased such that our net capitalized costs only exceeded the present value of our estimated proved reserves by $2.8 million as determined using NYMEX prices on May 7, 2009 of $58.32 per barrel of oil and $4.00 per Mcf of gas.

The risk that we will be required to write-down the carrying value of our oil and gas assets increases when oil and gas prices are depressed or volatile. In addition, write-downs may occur if we have substantial downward revisions in our estimated proved reserves or if purchasers or governmental action cause an abrogation of, or if we voluntarily cancel, long-term contracts for our gas. We cannot assure you that we will not experience additional write-downs in the future. If commodity prices decline or if any of our proved reserves are revised downward, a further write-down of the carrying value of our oil and gas properties may be required.

Comparison of Years Ended December 31, 2006, 2007 and 2008

The following table illustrates the primary components of revenue for the three years ended December 31, 2006, 2007 and 2008, as well as oil and gas sales volumes and average realized prices (net of impact from derivative contracts) for such periods.

	Years Ended December 31,
	2006	2007	2008
	(In thousands, except per unit data)
Operating revenue:
Oil sales	$12,446	$10,661	$42,003
Gas sales	37,002	30,278	41,388
Rig and other	1,629	514	—

Total operating revenue	$51,077	$41,453	$83,391

Operating income (loss)(1)	$18,383	$15,599	$(59,027)
Volumes:
Oil (MBbls)	200	157	452
Gas (MMcf)	6,515	5,044	5,055
Gas equivalents (MMcfe)	7,718	5,984	8,218
Realized oil price ($/Bbl)	$62.10	$63.08	$79.14
Realized gas price ($/Mcf)	$5.77	$6.54	$6.97

(1)	Operating loss in 2008 includes $97.1 million ceiling-test impairment.

The following table summarizes our expenses for the three years ended December 31, 2006, 2007 and 2008.

	Years Ended December 31,
	2006	2007	2008
	(In thousands)
Direct operating expenses:
Lease operating expenses	$7,291	$6,294	$14,609
Production and other taxes	4,485	3,599	7,968

Total direct operating expenses	$11,776	$9,893	$22,577

Comparison of Year Ended December 31, 2007 to Year Ended December 31, 2008

Revenues

Operating Revenue

During the year ended December 31, 2008, operating revenue increased by $41.9 million from $41.5 million in 2007 to $83.4 million in 2008. The increase was primarily due to increased volumes in 2008 as compared to 2007 as well as higher realized oil and gas prices in 2008 as compared to 2007. The increase in volumes contributed $23.4 million and higher realized prices (before the negative impact of realized losses on derivative contracts) contributed $18.5 million to operating revenue for the year ended December 31, 2008.

Oil volumes increased from 157 MBbls in 2007 to 452 MBbls during 2008 and gas volumes increased from 5.0 Bcf in 2007 to 5.1 Bcf in 2008. The increase was primarily due to the production attributable to the properties we acquired from St. Mary in January 2008. The properties acquired from St. Mary contributed 292 MBbls and 1.5 Bcf of production during 2008, which was partially offset by natural field declines.

Average realized prices in 2008 (net of realized loss on derivative contracts) were $79.14 per barrel of oil and $6.97 per Mcf of gas and average realized prices in 2007 (net of realized gain on derivative contracts) were $63.08 per barrel of oil and $6.54 per Mcf of gas.

Expenses

Direct Operating Expenses

Direct operating expenses increased from $9.9 million in 2007 to $22.6 million in 2008. The increase was primarily due to the operating expenses attributable to the properties that we acquired from St. Mary in January 2008. Direct operating expenses on a per Mcfe basis for the year ended December 31, 2008 were $2.75 per Mcfe compared to $1.65 per Mcfe in 2007. The increase in total operating expenses was primarily attributable to the producing properties we acquired from St. Mary in January 2008 which were predominately pumping oil wells which cost more to operate than the producing properties contributed to us by Abraxas Petroleum which were predominately flowing gas wells.

General and Administrative (“G&A”)

G&A, excluding equity-based compensation, decreased from $2.5 million in 2007 to $2.4 million in 2008. G&A on a per Mcfe basis decreased from $0.41 in 2007 to $0.29 in 2008. The decrease per Mcfe was due to the increased production attributable to the properties we acquired from St. Mary in January 2008.

Equity-Based Compensation

The Black-Scholes option pricing model is used to measure the fair value of stock/unit options granted to employees and directors. Options granted to employees and directors are valued at the date of grant and expense is recognized over the options vesting period. For the year ended December 31, 2007, equity-based compensation expense was $393,000. On January 31, 2008, we awarded phantom units with distribution equivalency rights under our long-term incentive plan. For the year ended December 31, 2008, we incurred equity-based compensation expense of $242,000 relating to these phantom units.

Depreciation, Depletion and Amortization (“DD&A”)

DD&A increased from $12.8 million in 2007 to $20.1 million in 2008. The increase in DD&A was primarily due to the increased production as well as an increase in the depletion base from the properties we acquired from St. Mary in January 2008. DD&A on a per Mcfe basis for 2008 was $2.44 per Mcfe as compared to $2.14 per Mcfe in 2007. The increase per Mcfe was due to the increased production volumes and the increased depletion base in 2008 as compared to 2007.

Interest Expense

Interest expense increased to $10.2 million in 2008 from $8.2 million in 2007. The increase in interest expense was primarily due to the increase in long-term debt to fund the acquisition of properties from St. Mary in January 2008. Our debt increased from $45.9 million as of December 31, 2007 to $165.6 million as of December 31, 2008.

Income (loss) from derivative contracts

Accounting for gains and losses on our derivative contracts is based on realized and unrealized amounts. The realized gains and losses are determined by actual derivative settlements during the period. Unrealized gains and losses are based on the periodic mark-to-market valuation of our current derivative contracts. Our derivative contracts do not qualify for hedge accounting as prescribed by SFAS 133; therefore, fluctuations in the market value of these contracts are recognized in earnings during the current period. We have entered into a series of NYMEX-based fixed price commodity swaps, and as of December 31, 2008, the estimated unearned value of these contracts was an asset of approximately $39.2 million. For the year ended December 31, 2008, we recognized a realized loss of $(9.3) million and an unrealized gain of $40.5 million on these derivative contracts compared to a realized gain of $1.9 million and an unrealized loss of $(6.3) million for the year ended December 31, 2007.

We entered into a two-year interest rate swap in August 2008. For the first year, the notional amount of $100.0 million had a fixed rate of 3.367%. The interest rate swap was amended in February 2009 which reduced the fixed rate to 2.95% and increased the notional amount to $100.0 million for the entire term of the contract. For the year ended December 31, 2008, we recognized a realized loss of approximately $(260,000) and an unrealized loss of $(2.7) million on this derivative contract. As of December 31, 2008, the estimated unearned value of this contract was a liability of approximately $3.0 million.

Ceiling-Test Impairment

We record the carrying value of our oil and gas properties using the full cost method of accounting for oil and gas properties. Under this method, we capitalize the cost to acquire, explore for and develop oil and gas properties. Under the full cost accounting rules, the net capitalized cost of oil and gas properties, are limited by country, to the lower of the unamortized cost or the cost ceiling, defined as the sum of the present value of estimated unescalated future net revenues from proved reserves, discounted at 10%, plus the cost of properties not being amortized, if any, plus the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any. If the net capitalized cost of oil and gas properties exceeds the ceiling limit, we are subject to a ceiling limitation write-down to the extent of such excess. A ceiling limitation write-down is a charge to earnings which does not impact cash flow from operating activities. However, such write-downs do impact the amount of our partners’ equity. The cost ceiling represents the present value (discounted at 10%) of net cash flows from sales of future production, using commodity prices on the last day of the quarter, or alternatively, if prices subsequent to that date have increased, a price near the periodic filing date of the our financial statements. As of December 31, 2008, our net capitalized costs of oil and gas properties exceeded the present value of our estimated proved reserves by $97.1 million. This amount was calculated considering 2008 year-end prices of $44.60 per Bbl for oil and $5.62 per Mcf for gas as adjusted to reflect the expected realized prices for our oil and gas reserves as compared to each full cost pool.

The risk that we will be required to write-down the carrying value of our oil and gas assets increases when oil and gas prices are depressed or volatile. In addition, write-downs may occur if we have substantial downward revisions in our estimated proved reserves or if purchasers or governmental action cause an abrogation of, or if we voluntarily cancel, long-term contracts for our gas. We cannot assure you that we will not experience additional write-downs in the future. If commodity prices decline or if any of our proved reserves are revised downward, a further write-down of the carrying value of our oil and gas properties may be required.

Comparison of Year Ended December 31, 2006 to Year Ended December 31, 2007

Revenues

Operating Revenue

During the year ended December 31, 2007, operating revenue decreased by $9.6 million from $51.1 million in 2006 to $41.5 million in 2007. The decrease was primarily due to decreased volumes in 2007 as compared to 2006 offset by higher oil and gas prices realized in 2007 as compared to 2006. Lower volumes had a negative impact of $10.7 million which was partially offset by higher realized prices which contributed $1.1 million to operating revenue for the year ended December 31, 2007.

Oil volumes decreased from 200 MBbls in 2006 to 157 MBbls during 2007 and gas volumes decreased from 6.5 Bcf in 2006 to 5.0 Bcf in 2007. The decrease was primarily due to the 221 days of 2007 which did not include the properties retained by Abraxas Petroleum. Also contributing to lower gas volumes in 2007 was the sale of properties in Live Oak County, Texas effective August 1, 2006 and production from the La Escalera 1AH well in the Permian Basin which decreased from 2.2 Bcf in 2006 to 1.4 Bcf in 2007.

Average realized prices in 2007 (net of realized gain on derivative contracts) were $63.08 per barrel of oil and $6.54 per Mcf of gas and average realized prices in 2006 (net of realized gain on derivative contracts) were $62.10 per barrel of oil and $5.77 per Mcf of gas.

Accounting for gains and losses on our derivative contracts is based on realized and unrealized amounts. The realized gains and losses are determined by actual settlements during the period. Unrealized gains and losses are based on the periodic mark-to-market valuation of our current derivative contracts. Our derivative contracts do not qualify for hedge accounting as prescribed by SFAS 133; therefore, fluctuations in the market value of these contracts are recognized in earnings during the current period. We have entered into a series of NYMEX-based fixed price commodity swaps, and as of December 31, 2007, the estimated unearned value of these contracts was a liability of approximately $(9.1) million. For the year ended December 31, 2007, we recognized a realized gain of $1.9 million and an unrealized loss of $(6.3) million on these derivative contracts.

Expenses

Direct Operating Expenses

Direct operating expenses decreased from $11.8 million in 2006 to $9.9 million in 2007. The decrease was due to the 221 days of 2007 which did not include the properties retained by Abraxas Petroleum. Direct operating expenses on a per Mcfe basis for the year ended December 31, 2007 was $1.65 per Mcfe compared to $1.52 per Mcfe in 2006. The increase per Mcfe was primarily due to a decrease in production volumes in 2007 as compared to 2006 without a corresponding decrease in direct operating expenses.

General and Administrative (“G&A”)

G&A, excluding equity-based compensation, decreased from $4.2 million in 2006 to $2.5 million in 2007. The decrease in G&A in 2007 was primarily due to the terms of the omnibus agreement which governs the fee paid by us to Abraxas Petroleum for providing general and administrative services and the 221 days of 2007 which did not include the properties retained by Abraxas Petroleum. G&A on a per Mcfe basis decreased from $0.54 in 2006 to $0.44 in 2007. The decrease per Mcfe was due to decreased G&A in 2007 as compared to 2006 which was partially offset by decreased production volumes in 2007 as compared to 2006.

Equity-Based Compensation

The Black-Scholes option pricing model is used to measure the fair value of stock/unit options granted to employees and directors. Options granted to employees and directors are valued at the date of grant and expense is recognized over the options vesting period. For the years ended December 31, 2006 and 2007, equity-based compensation expense was $998,000 and $393,000, respectively.

Depreciation, Depletion and Amortization (“DD&A”)

DD&A decreased from $14.9 million in 2006 to $12.8 million in 2007. The decrease in DD&A was primarily due to the 221 days of 2007 which did not include the properties retained by Abraxas Petroleum. DD&A on a per Mcfe basis for 2007 was $2.14 per Mcfe as compared to $1.94 per Mcfe in 2006. The increase per Mcfe was due to the decreased production volumes in 2007 as compared to 2006.

Interest Expense

Interest expense decreased to $8.2 million in 2007 from $16.8 million in 2006. The decrease in interest expense was due to the redemption of Abraxas Petroleum’s senior secured notes due 2009 and refinancing and repayment of Abraxas Petroleum’s credit facility with Wells Fargo Foothill in May 2007 in connection with the Formation Transactions which was partially offset by the interest paid in connection with funds borrowed to effectuate the Formation Transactions.

Liquidity and Capital Resources

General.    The oil and gas industry is a highly capital intensive and cyclical business. Our capital requirements are driven principally by our obligations to service debt, make cash distributions and to fund:

•	the exploitation and development of existing properties, including drilling and completion costs of wells; and

•	the acquisition of long-lived reserves with low-risk exploitation and development opportunities.

The amount of capital expenditures we are able to make has a direct impact on our ability to increase cash flow from operations and, therefore, will directly affect our ability to service our debt obligations, make cash distributions and continue to grow the business through the exploitation and development of existing properties and the acquisition of new properties.

We expect that our sources of capital going forward will primarily be cash from operating activities, borrowings under our credit facility, and proceeds from the sale of debt and/or equity securities.

Sources of Capital.    The historical net funds provided by and/or used in each of the operating, investing and financing activities, related to our continued operations, are summarized in the following table and discussed in further detail below:

	Year Ended December 31,			Three Months Ended March 31,
	2006	2007	2008	2009
	(In thousands)
Net cash provided by operating activities	$15,561	$15,616	$30,474	$5,925
Net cash used in investing activities	(14,102)	(20,708)	(131,900)	(2,293)
Net cash (used in) provided by financing activities	(1,458)	8,637	101,591	(4,943)

Total	$1	$3,545	$165	$(1,311)

Operating activities for the year ended December 31, 2006 provided Abraxas Petroleum with $15.6 million of cash. Expenditures in 2006 of approximately $26.3 million were primarily for the development of oil and gas properties offset by proceeds from the sale of oil and gas properties of $12.2 million. Financing activities used $1.5 million during 2006, of which $20.4 million was provided from long-term borrowing offset by $22.4 million of payments on long-term debt.

Operating activities for the year ended December 31, 2007 provided Abraxas Petroleum and Abraxas Energy with $15.6 million of cash. Net income plus non-cash expense items and net changes in operating assets and liabilities accounted for most of these funds. Financing activities provided $8.6 million during 2007. Investing activities used $20.7 million during 2007 including $10.7 million for the development of existing properties and a $10.0 million deposit paid in December 2007 for the properties acquired from St. Mary in January 2008.

Operating activities for the year ended December 31, 2008 provided Abraxas Energy with $30.5 million of cash. Financing activities provided $101.6 million during the year ended December 31, 2008 to fund the St. Mary Acquisition. Investing activities used $131.9 million during the year ended December 31, 2008 predominately to acquire the properties from St. Mary, and for the development of our oil and gas properties.

Operating activities for the three months ended March 31, 2009 provided Abraxas Energy with $5.9 million of cash including a $7.0 million realized gain on our derivative contracts. Financing activities used $4.9 million during the three months ended March 31, 2009, of which $4.3 million was used to pay cash distributions. Investing activities used $2.3 million during the three months ended March 31, 2009 for the development of our oil and gas properties.

Capital Expenditures.    Capital expenditures made by Abraxas Petroleum and us related to the properties contributed to us by Abraxas Petroleum were $14.4 million and $7.0 million in 2006 and 2007, respectively. During 2006 and 2007, capital expenditures were primarily for development and exploitation activities on our properties. For the year ended December 31, 2008, our cash capital expenditures excluding the St. Mary Acquisition were $13.4 million. We anticipate making capital expenditures of $12.0 million during 2009 for the exploitation and development of our properties, of which $2.3 million was spent during the three months ended March 31, 2009. Our capital expenditures could also include expenditures for acquisition of producing properties if such opportunities arise, but we currently have no agreements, arrangements or undertakings regarding any material acquisitions. We have no material long-term capital commitments and are consequently able to adjust the level of our capital expenditures as circumstances dictate. Additionally, the level of capital expenditures will vary during future periods depending on market conditions and other related economic factors. Should the prices of oil and gas continue to decline and if our costs of operations increase or if our production volumes decrease, our cash flow will decrease which may result in a reduction of our budgeted capital expenditures and could also lead to a decrease in cash distributions. If we decrease our capital expenditure budget, we may not be able to offset oil and gas production volume decreases caused by natural field declines.

Future Capital Resources.    We anticipate that we will have three principal sources of liquidity going forward: (i) cash from operating activities, (ii) borrowings under our credit facility, and (iii) sales of debt or equity securities, although we may not be able to complete such financings on terms acceptable to us, if at all.

Our cash flow from operations depends heavily on the prevailing prices of oil and gas and our production volumes. Although we have hedged approximately 80% of our estimated oil and gas production from our estimated net proved developed producing reserves through 2012 and intend to continue this practice in the future, declines in oil and gas prices would have a material adverse effect on our overall results, and therefore, our liquidity. Falling oil and gas prices could also negatively affect our ability to raise capital on terms favorable to us or at all.

Our cash flow from operations will also depend upon the volume of oil and gas that we produce. Our production volumes will decrease as a result of natural field declines. To offset this loss, we must conduct successful exploitation and development activities or acquire additional producing properties. If our proved reserves decline in the future, our production will also decline and, consequently our cash flow from operations, the amount that we are able to borrow under our credit facility and the amount of our cash distributions may also decline.

We plan to make substantial capital expenditures in the future for the acquisition, exploitation and development of oil and gas properties. In estimating the amount of cash that we must generate to pay our initial quarterly distribution to our unitholders for the twelve months ending June 30, 2010, we have estimated that our maintenance capital expenditures for such twelve-month period will be approximately $10.7 million. Maintenance capital expenditures are capital expenditures necessary to replace our reserves and maintain our current level of production. We intend to finance these capital expenditures with cash flow from operations. Growth capital expenditures are capital expenditures necessary to increase our production and grow our asset base. We intend to finance these capital expenditures with a combination of cash flow from operations, borrowings under our credit facility and sales of debt or equity securities.

If cash flow from operations does not meet our expectations, we may fund a portion of our capital expenditures using borrowings under our credit facility, or from other sources, or we may reduce the expected level of capital expenditures or reduce our distributions to unitholders. At May 8, 2009, we had $4.4 million of availability under our credit facility. The current global recession has had a significant impact on commodity prices and our operations. If commodity prices remain depressed, our revenues, profitability and cash flow from operations will decrease which could cause us to alter our business plan including reducing our drilling activity and the level of cash distributions to our unitholders. In addition, the current state of the equity and debt markets has had a significant impact on our ability to access the debt and equity markets on terms as favorable as those which existed prior to the current crisis. If these markets do not improve over time, we may be caused to alter our business plan including reducing our drilling activity and the level of cash distributions to our unitholders.

Funding our capital program from sources other than cash flow from operations could limit our ability to make acquisitions. If we make one or more acquisitions and the amount of capital required is greater than the amount we have available for acquisitions, we would reduce the expected level of capital expenditures and/or seek additional capital. If we seek additional capital for that or other reasons, we may do so under our credit facility, sales of debt or equity securities or by other means. We cannot assure you that needed capital will be available on acceptable terms or at all. Our ability to raise funds through the incurrence of additional indebtedness will be limited by covenants in our credit facility. If we are unable to obtain funds when needed or on acceptable terms, we may not be able to complete acquisitions that may be favorable to us or finance the capital expenditures necessary to replace our reserves.

Contractual Obligations.    Pursuant to our omnibus agreement, Abraxas Petroleum will perform administrative services for us and for Abraxas Operating, such as accounting, finance, land, legal and engineering. We currently pay Abraxas Petroleum $2.6 million per year, and will continue to pay this amount until the second anniversary of the closing of this offering, for performing these services, subject to annual adjustments for inflation and acquisition and other expansion adjustments. Thereafter, our payment obligations for general and administrative expenses to Abraxas Petroleum on our behalf are not fixed. Abraxas Petroleum and Abraxas Operating have entered into an operating agreement, under which Abraxas Petroleum will operate our oil and gas properties that are not subject to operating agreements with other parties. Abraxas Petroleum will continue as operator of our properties that are subject to operating agreements, to the extent Abraxas Petroleum is the operator of record. We will reimburse Abraxas Petroleum for its costs in performing the services performed under the operating agreements, plus related expenses. Please read “Certain Relationships and Related Party Transactions—Summary of Formation Transaction Documents—Omnibus Agreement” and “—Operating Agreement.”

Credit Facility.    On May 25, 2007, we entered into a senior secured revolving credit facility with Société Générale, as administrative agent and issuing lender, and the lenders signatory thereto, which was amended and restated on January 31, 2008 and further amended on January 16, 2009, April 30, 2009 and May 7, 2009, which we refer to as our credit facility. Our credit facility has a maximum commitment of $300.0 million. Availability under our credit facility is subject to a borrowing base. The borrowing base under our credit facility, which at May 8, 2009 was $130.0 million, is determined semi-annually by the lenders based upon our reserve reports, one of which must be prepared by our independent petroleum engineers and one of which may be prepared internally. The amount of the borrowing base is calculated by the lenders based upon their valuation of our proved reserves utilizing these reserve reports and their own internal decisions. In addition, the lenders, in their sole discretion, may make one additional borrowing base redetermination during any six-month period between scheduled redeterminations and we may also request one redetermination during any six-month period between scheduled redeterminations. The lenders may also make a redetermination in connection with any sales of producing properties with a market value of 5% or more of our current borrowing base. Our borrowing base of $130.0 million was determined based upon our reserve report dated December 31, 2008. Our borrowing base can never exceed the $300.0 million maximum commitment amount. Outstanding amounts under our credit facility bear interest at (a) the greater of (1) the reference rate announced from time to time by Société Générale, (2) the Federal Funds Rate plus 0.5%, and (3) a rate determined by Société Générale as the daily one-month LIBOR plus, in each case, (b) 1.5% - 2.5%, depending on the utilization of the borrowing base, or, if we elect, at the greater of (a) 2.0% and (b) LIBOR plus, in each case, 2.5% - 3.5% depending on the utilization of the borrowing base. At May 8, 2009, the interest rate on the facility was 5.5%. Principal payments under our credit facility must be made on or before May 14, 2009 in an amount, which we refer to as the May 14, 2009 Payment Amount, equal to the lesser of the amount of cash distributed to Abraxas Investments, on or about February 14, 2009 and $2.25 million, with the balance due on the maturity date. A principal payment of approximately $1.9 million was due on May 14, 2009 under our credit facility. Abraxas Petroleum, on behalf of Abraxas Investments, repaid the $1.9 million distribution attributable to the fourth quarter of 2008 to us and we, in turn, made the principal payment utilizing these funds. As previously approved by our audit and conflicts committee, in consideration of the return of this distribution, we issued 209,639 common units to Abraxas Investments on May 14, 2009. The number of common units issued was determined by dividing $1.9 million by 110% of the average trading yields of comparable upstream master limited partnerships based on the closing market price on May 14, 2009 multiplied by the most recent quarterly distribution paid or declared by us times four. Subject to earlier termination rights and events of default, the stated maturity date of our credit facility is January 31, 2012. Interest is payable quarterly on reference rate advances and not less than quarterly on Eurodollar advances. We are permitted to terminate our credit facility, and may, from time to time, permanently reduce the lenders’ aggregate commitment under our credit facility in compliance with certain notice and dollar increment requirements.

Each of our general partner and Abraxas Operating has guaranteed our obligations under our credit facility on a senior secured basis. Obligations under our credit facility are secured by a first priority perfected security interest, subject to certain permitted encumbrances in all of our, our general partner’s, and Abraxas Operating’s material property and assets, excluding our general partner units.

Under our credit facility, we are subject to customary covenants, including certain financial covenants and reporting requirements. We are required to maintain a current ratio as of the last day of each quarter of not less than 1.00 to 1.00 and an interest coverage ratio as of the last day of each quarter, of not less than 2.50 to 1.00. Under the terms of our credit facility, the current ratio is the ratio of consolidated current assets to consolidated current liabilities. For the purposes of this calculation, current assets include the portion of the borrowing base which is undrawn but exclude any cash deposited with or at the request of a counter-party to a hedging arrangement and any assets representing a valuation account arising from the application of SFAS 133 (which relates to derivative instruments and hedging activities) and SFAS 143 (which relates to asset retirement obligations) and current liabilities exclude the current portion of long-term debt and any liabilities representing a valuation account arising from the application of SFAS 133 and SFAS 143. The interest coverage ratio is the ratio of consolidated EBITDA to consolidated interest expense. For the purposes of this calculation, EBITDA is consolidated net income plus interest expense, taxes, depreciation, amortization, depletion and other non-cash charges including non-cash charges resulting from the application of SFAS 123R (which relates to stock-based compensation), SFAS 133 and SFAS 143 minus all non-cash items of income which were included in determining consolidated net income, including all non-cash items resulting from the application of SFAS 133 and SFAS 143. Interest expense includes total interest, letter of credit fees and other fees and expenses incurred in connection with any debt. As of March 31, 2009, our current ratio was 27.47 to 1.00 and our interest coverage ratio was 4.58 to 1.00. Our credit facility required us to enter into hedging arrangements for specified volumes, which equated to approximately 85% of the estimated oil and gas production from our net proved developed producing reserves through December 31, 2011 and approximately 60% of our estimated oil and gas production for 2012. As of May 8, 2009, we had NYMEX-based fixed price commodity swaps on approximately 80% (85% for 2009-2011 and 60% for 2012) of our estimated oil and gas production from our estimated net proved developed producing reserves through December 31, 2012.

Under the terms of our credit facility, we may make cash distributions if, after giving effect to such distributions, we are not in default under our credit facility, there is no borrowing base deficiency and provided that (a) no such distribution shall be made using the proceeds of any advance unless the unused portion of the amount then available under our credit facility is greater than or equal to 10% of the lesser of our borrowing base (which at May 8, 2009 was $130.0 million) or the total commitment amount of our credit facility (which is $300.0 million) at such time, (b) with respect to the cash distribution scheduled to be made on or about May 15, 2009 attributable to the first quarter of 2009, no such distribution shall be made unless (i) the sum of unrestricted cash and the unused portion of the amount then available under our credit facility after giving effect to such distribution exceeds $20.0 million, or (ii) our subordinated credit facility shall have terminated and (c) no cash distribution shall exceed $0.44 per unit per quarter while our subordinated credit facility is outstanding. Under the credit facility, the amount of the cash distribution to be made by the Partnership on or about May 14, 2009 attributable to the first quarter of 2009 was to be deposited into an escrow account established with one of the lenders. Rather than paying the funds into an escrow account, the board of directors of the general partner elected to defer the declaration of the cash distribution attributable to the first quarter of 2009 until the distribution may be paid under the terms of our credit facility. We expect to declare and pay this distribution upon the repayment of the indebtedness outstanding under our subordinated credit facility. In addition, if the indebtedness under our subordinated credit agreement has not been repaid on or before July 1, 2009, we are required to pay the lenders a consent fee of $2.4 million. Additionally, while our subordinated credit facility is outstanding, our capital expenditures are limited to $12.5 million.

In addition to the foregoing and other customary covenants, our credit facility contains a number of covenants that, among other things, will restrict our ability to:

•	incur or guarantee additional indebtedness;

•	transfer or sell assets;

•	create liens on assets;

•	engage in transactions with affiliates other than on an “arm’s-length” basis;

•	make any change in the principal nature of our business; and

•	permit a change of control.

Our credit facility also contains customary events of default, including nonpayment of principal or interest, violations of covenants, cross default and cross acceleration to certain other indebtedness, bankruptcy and material judgments and liabilities.

Subordinated Credit Facility.    On January 31, 2008, we entered into a subordinated credit facility which was amended on January 16, 2009, April 30, 2009 and May 7, 2009 with Société Générale, as administrative agent, The Royal Bank of Canada, as syndication agent, and the lenders signatory thereto, which we refer to as our subordinated credit facility. Our subordinated credit facility has a maximum commitment of $40.0 million. Outstanding amounts under our subordinated credit facility bear interest at (a) the greater of (1) the reference rate announced from time to time by Société Générale, (2) the Federal Funds Rate plus 0.5% and (3) a rate determined by Société Générale as the daily one-month LIBOR, plus in each case (b) 9.0% or, if we elect, at the greater of (a) 2.0% and (b) LIBOR, plus in each case 10.0%. At May 8, 2009, the interest rate on the facility was 12.0%. If our subordinated credit facility is not repaid on or before July 1, 2009, the interest rate will be (a) the greater of (1) the reference rate announced from time to time by Société Générale, (2) the Federal Funds Rate plus 0.5% and (3) a rate determined by Société Générale as the daily one-month LIBOR, plus in each case (b) 12.0% or, if we elect, at the greater of (a) 2.0% and (b) LIBOR, plus in each case 13.0%. For any interest payment due on or after July 2, 2009, 3.0% per annum of the accrued interest payable shall be capitalized and added to the principal amount of the loan. The maturity date may be accelerated if any of our limited partners, other than Perlman Value Partners, exercises its right to convert its limited partner units into shares of common stock of Abraxas Petroleum pursuant to the terms of the exchange and registration rights agreement dated May 25, 2007, as amended, among Abraxas Petroleum, us and the purchasers named therein. If the initial public offering has not been consummated, the date on which the limited partners may first exchange their common units for Abraxas Petroleum common stock is June 30, 2009. Subject to earlier termination rights and events of default, the stated maturity date of our subordinated credit facility is July 1, 2009. Interest is payable quarterly on reference rate advances and not less than quarterly on Eurodollar advances. We are permitted to terminate our subordinated credit facility, and may, from time to time, permanently reduce the lenders’ aggregate commitment under our subordinated credit facility in compliance with certain notice and dollar increment requirements.

Each of our general partner and Abraxas Operating has guaranteed our obligations under our subordinated credit facility on a subordinated basis. Obligations under our subordinated credit facility are secured by a second priority perfected security interest, subject to certain permitted encumbrances in all of our, our general partner’s, and Abraxas Operating’s material property and assets, excluding our general partner units.

Under our subordinated credit facility, we are subject to customary covenants, including certain financial covenants and reporting requirements. We are required to maintain a current ratio as of the last day of each quarter of not less than 1.00 to 1.00 and an interest coverage ratio as of the last day of each quarter, of not less than 2.50 to 1.00. Under the terms of our subordinated credit facility, the current ratio is the ratio of consolidated current assets to consolidated current liabilities. For the purposes of this calculation, current assets include the portion of the borrowing base which is undrawn but exclude any cash deposited with or at the request of a counter-party to a hedging arrangement and any assets representing a valuation account arising from the application of SFAS 133 (which relates to derivative instruments and hedging activities) and SFAS 143 (which relates to asset retirement obligations) and current liabilities exclude the current portion of long-term debt and any liabilities representing a valuation account arising from the application of SFAS 133 and SFAS 143. The interest coverage ratio is the ratio of consolidated EBITDA to consolidated interest expense. For the purposes of this calculation, EBITDA is consolidated net income plus interest expense, taxes, depreciation, amortization, depletion and other non-cash charges including non-cash charges resulting from the application of SFAS 123R (which relates to stock-based compensation), SFAS 133 and SFAS 143 minus all non-cash items of income which were included in determining consolidated net income, including all non-cash items resulting from the application of SFAS 133 and SFAS 143. Interest expense includes total interest, letter of credit fees and other fees and expenses incurred in connection with any debt. As of March 31, 2009, our current ratio was 27.47 to 1.00 and our interest coverage ratio was 4.58 to 1.00. Our subordinated credit facility required us to enter into hedging arrangements for specified volumes, which equated to approximately 85% of the estimated oil and gas production from our net proved developed producing reserves through December 31, 2011 and approximately 60% of our estimated oil and gas production for 2012 and was consistent with the hedging requirements under our credit facility. As of May 8, 2009, we had NYMEX-based fixed price commodity swaps on approximately 80% (85% of 2009-2011 and 60% for 2012) of our estimated oil and gas production from our estimated net proved developed producing reserves through December 31, 2012.

In addition to the foregoing and other customary covenants, our subordinated credit facility contains a number of covenants that, among other things, will restrict our ability to:

•	incur or guarantee additional indebtedness;

•	transfer or sell assets;

•	create liens on assets;

•	engage in transactions with affiliates other than on an “arm’s-length” basis;

•	make any change in the principal nature of our business; and

•	permit a change of control.

Our subordinated credit facility also contains customary events of default, including nonpayment of principal or interest, violations of covenants, cross default and cross acceleration to certain other indebtedness, bankruptcy and material judgments and liabilities. An event of default would occur if we fail to receive $20.0 million of proceeds from an equity issuance on or before June 30, 2009. We have no intention of pursuing any other equity offerings other than this offering prior to June 30, 2009. However, we do intend to re-finance the indebtedness outstanding under our subordinated credit facility prior to its scheduled maturity and we do not expect that any new subordinated or 2nd lien credit facility would contain a similar event of default. In addition, if the indebtedness under our subordinated credit agreement has not been repaid on or before July 1, 2009, we are required to issue warrants to the lenders to purchase 2.5% of the then outstanding units at an exercise price of $0.01 per unit. If the indebtedness under our subordinated credit facility is repaid on or before July 1, 2009, we are required to pay a consent fee of $200,000.

We intend to partially repay indebtedness outstanding under our subordinated credit facility with proceeds from this offering. Our subordinated credit facility matures on July 1, 2009. We also intend to re-finance this indebtedness prior to its scheduled maturity; however there can be no assurance that we will be successful in this effort. We have engaged an exclusive financial advisor to assist us in this refinancing. If we are unable to re-finance the indebtedness under our subordinated credit facility or unable to amend our existing credit facilities, we may be required to sell assets and reduce capital expenditures and cash distributions. We cannot assure you that we will be able to re-finance the indebtedness under our subordinated credit facility, sell assets, or obtain additional financing on terms acceptable to us, if at all.

Intercreditor and Subordination Agreement.    On January 31, 2008, we entered into an intercreditor and subordination agreement which was amended on January 16, 2009 and May 7, 2009 with Société Générale, as administrative agent for the lenders under our credit facility, and Société Générale, as administrative agent for the lenders under our subordinated credit facility, which we refer to as the intercreditor agreement. The intercreditor agreement sets forth the respective rights, obligations and remedies of each party with respect to our assets.

Hedging Activities.    Our results of operations are significantly affected by fluctuations in commodity prices and we seek to reduce our exposure to price volatility by hedging our production through swaps, options and other commodity derivative instruments. Under the terms of our credit facility, we were required to enter into hedging arrangements for specified volumes, which equated to approximately 80% of the estimated oil and gas production through December 31, 2012 from our net proved developed producing reserves.

In order to mitigate our interest rate exposure, we entered into a 2-year interest rate swap in August 2008. For the first year, the notional amount of $100.0 million had a fixed rate of 3.367%. The interest rate swap was amended in February 2009 which reduced the fixed rate to 2.95% and increased the notional amount to $100.0 million for the entire term of the contract.

Off-Balance Sheet Arrangements.    At March 31, 2009, we had no off-balance sheet arrangements, as defined under SEC regulations, that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Contingencies.    From time to time, we are involved in litigation relating to claims arising out of our operations in the normal course of business. At March 31, 2009 we were not engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on us.

Critical Accounting Policies

The discussion and analysis of financial condition and results of our operations are based upon the consolidated financial statements of Abraxas Energy, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. We evaluate such estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of our financial statements. Below, we have provided expanded discussion of the more significant accounting policies, estimates and judgments. After this offering, the development, selection and disclosure of each of these policies will be discussed with and reviewed by our general partner’s audit committee. We believe these accounting policies reflect the more significant estimates and assumptions used in preparation of our financial statements. Please read Note 1 of the Notes to the Consolidated Financial Statements of Abraxas Energy for a discussion of additional accounting policies and estimates made by management.

Full Cost Method of Accounting for Oil and Gas Activities.    SEC Regulation S-X defines the financial accounting and reporting standards for companies engaged in oil and gas activities. Two methods are prescribed: the successful efforts method and the full cost method. We have chosen to follow the full cost method under which all costs associated with property acquisition, exploration and development are capitalized. We also capitalize internal costs that can be directly identified with our acquisition, exploration and development activities, and do not include any costs related to production, general corporate overhead or similar activities. Under the successful efforts method, geological and geophysical costs and costs of carrying and retaining undeveloped properties are charged to expense as incurred. Costs of drilling exploratory wells that do not result in proved reserves are charged to expense. Depreciation, depletion, amortization and impairment of oil and gas properties are generally calculated on a well by well or lease or field basis versus the “full cost” pool basis. Additionally, gain or loss is generally recognized on all sales of oil and gas properties under the successful efforts method. As a result our financial statements will differ from companies that apply the successful efforts method since we will generally reflect a higher level of capitalized costs as well as a higher depreciation, depletion and amortization rate on our oil and gas properties.

At the time it was adopted, we believed that the full cost method would be preferable, as earnings tend to be less volatile than under the successful efforts method. However, the full cost method makes us susceptible to significant non-cash charges during times of volatile commodity prices because the full cost pool may be impaired when prices are low. These charges are not recoverable when prices return to higher levels. Our oil and gas reserves have a relatively long life. However, temporary drops in commodity prices can have a material impact on our business including impact from the full cost method of accounting.

Under full cost accounting rules, the net capitalized cost of oil and gas properties may not exceed a “ceiling limit” which is based upon the present value of estimated future net cash flow from proved reserves on a pool by pool basis, discounted at 10%, plus the lower of cost or fair market value of unproved properties and the cost of properties not being amortized, less income taxes. If net capitalized costs of our oil and gas properties exceed the ceiling limit, we must charge the amount of the excess to earnings. This is called a “ceiling limitation write- down.” This charge does not impact cash flow from operating activities, but does reduce our partners’ equity and reported earnings. The risk that we will be required to write down the carrying value of oil and gas properties increases when oil and gas prices are depressed or volatile. In addition, write-downs may occur if we experience substantial downward adjustments to our estimated proved reserves or if purchasers cancel long-term contracts for our gas production. An expense recorded in one period may not be reversed in a subsequent period even though higher oil and gas prices may have increased the ceiling applicable to the subsequent period. We apply the full cost ceiling test on a quarterly basis on the date of the latest balance sheet presented.

Estimates of Proved Oil and Gas Reserves.    Estimates of our proved reserves included in this report are prepared in accordance with GAAP and SEC guidelines. The accuracy of a reserve estimate is a function of:

•	the quality and quantity of available data;

•	the interpretation of that data;

•	the accuracy of various mandated economic assumptions; and

•	the judgment of the persons preparing the estimate.

Our proved reserve information included in this prospectus was predominantly based on evaluations prepared by independent petroleum engineers. As of December 31, 2008, DeGolyer and MacNaughton estimated reserves for approximately 93% of the standardized measure of our properties. Reserve estimates for our remaining properties were prepared by Abraxas Petroleum personnel. The properties acquired from St. Mary included in the reserve report prepared by DeGolyer and MacNaughton were selected by us based upon the value we allocated to each property during our review of the acquisition. Reserve estimates for the higher valued properties were prepared by DeGolyer and MacNaughton and reserve estimates for the lower valued properties were prepared by Abraxas Petroleum personnel because we determined that it was not practical for DeGolyer and MacNaughton to prepare reserve estimates for all of the properties acquired from St. Mary due to the large volume of properties with relatively low values. Estimates prepared by other third parties may be higher or lower than those included herein. Because these estimates depend on many assumptions, all of which may substantially differ from future actual results, reserve estimates will be different from the quantities of oil and gas that are ultimately recovered. In addition, results of drilling, testing and production after the date of an estimate may justify material revisions to the estimate.

You should not assume that the present value of future net cash flow is the current market value of our estimated proved reserves. In accordance with SEC requirements, we based the estimated discounted future net cash flow from proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate.

The estimates of proved reserves materially impact depreciation, depletion and amortization expense, which we refer to as DD&A expense. If the estimates of proved reserves decline, the rate at which we record DD&A expense will increase, reducing future net income. Such a decline may result from lower market prices, which may make it uneconomic to drill for and produce higher cost fields.

Asset Retirement Obligations.    The estimated costs of restoration and removal of facilities are accrued. The fair value of a liability for an asset’s retirement obligation is recorded in the period in which it is incurred and the corresponding cost capitalized by increasing the carrying amount of the related long-lived asset. The liability is accreted to its then present value each period, and the capitalized cost is depreciated over the useful life of the related asset. For all periods presented, we have included estimated future costs of abandonment and dismantlement in our full cost amortization base and amortize these costs as a component of our depletion expense.

Accounting for Derivatives.    We use commodity price derivative contracts to limit our exposure to fluctuations in oil and gas prices. Fluctuations in the market value of these contracts are recognized in earnings during the current period.

Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which we refer to as SFAS 133, is effective for us. SFAS 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. We have elected out of hedge accounting as prescribed by SFAS 133. Accordingly all of our derivatives, whether designated in hedging relationships or not, are required to be recorded at fair value on our balance sheet. Changes in fair value of contracts are recognized in earnings in the current period.

Due to the volatility of oil and gas prices and, to a lesser extent, interest rates, our financial condition and results of operations can be significantly impacted by changes in the market value of our derivative instruments.

Share-Based Payments.    In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123R, “Share-Based Payment.” SFAS No. 123R is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB 25. Among other items, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. Pro forma disclosure is no longer an alternative under the new standard. We adopted SFAS 123R on October 1, 2007.

SFAS 123R permits companies to adopt its requirements using either a “modified prospective” method, or a “modified retrospective” method. We have elected to use the “modified retrospective” method. Under the “modified retrospective” method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS 123R for all share-based payments granted after that date, and based on the requirements of SFAS 123 for all unvested awards granted prior to the effective date of SFAS 123R. The “modified retrospective” method also permits entities to restate financial statements of previous periods based on pro forma disclosures made in accordance with SFAS 123. This standard requires the cost of all share-based payments, including stock/unit options, to be measured at fair value on the grant date and recognized in the statement of operations. In accordance with this standard, all periods prior to January 1, 2005 were restated to reflect the impact of the standard as if it had been adopted on January 1, 1995, the original effective date of SFAS No. 123, “Accounting for Stock-Based Compensation.” Also in accordance with the standard, the amounts that are reported in the statement of operations for the restated periods are the pro forma amounts previously disclosed under SFAS No. 123.

We currently utilize the Black-Scholes option pricing model to measure the fair value of stock/unit options granted to employees. While SFAS 123R permits entities to continue to use such a model, the standard also permits the use of a more complex binomial or “lattice” model. Based upon research done by us on the alternative models available to value option grants, and in conjunction with the type and number of stock/unit options expected to be issued in the future, it has determined that it will continue to use the Black-Scholes model for option valuation as of the current time.

SFAS 123R includes several modifications to the way that income taxes are recorded in the financial statements. The expense for certain types of option grants is only deductible for tax purposes at the time that the taxable event takes place, which could cause variability in Abraxas Petroleum’s effective tax rates recorded throughout the year. SFAS 123R does not allow companies to “predict” when these taxable events will take place. Furthermore, it requires that the benefits associated with the tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flow and increase net financing cash flow in periods after the effective date of the taxable event. These future amounts cannot be estimated, because they depend on, among other things, when employees exercise stock/unit options.

On January 31, 2008, in connection with the closing of the St. Mary Acquisition, the Board of Directors of our general partner awarded 63,008 phantom units with distribution equivalency rights under the long-term incentive plan of Abraxas Energy to key employees of Abraxas Petroleum. On February 2, 2009 the Board of Directors of our general partner awarded 52,000 restricted units to the employees of Abraxas Petroleum and directors of our general partner. In conjunction with the consummation of this offering, the Board of Directors of our general partner has approved the grant of 248,950 unit options to the executive officers of our general partner and certain key employees of Abraxas Petroleum.

Recent Accounting Pronouncements

Statement of Financial Accounting Standards No. 157

Fair Value Measurements (SFAS No. 157)—In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, which provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 also emphasizes that fair value is a market-based measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Fair value measurements are disclosed by level within that hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The FASB agreed to defer the effective date of Statement 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. There is no deferral for financial assets and financial liabilities.

Statement of Financial Accounting Standards No. 141R

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations.” SFAS No. 141(R) was issued in an effort to continue the movement toward the greater use of fair values in financial reporting and increased transparency through expanded disclosures. It changes how business acquisitions are accounted for and will impact financial statements at the acquisition date and in subsequent periods. Certain of these changes will introduce more volatility into earnings. The acquirer must now record all assets and liabilities of the acquired business at fair value, and related transaction and restructuring costs will be expensed rather than the previous method of being capitalized as part of the acquisition. SFAS No. 141(R) also impacts the annual goodwill impairment test associated with acquisitions, including those that close before the effective date of SFAS No. 141(R). The definitions of a “business” and a “business combination” have been expanded, resulting in more transactions qualifying as business combinations. SFAS No. 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 31, 2008 and earlier adoption is prohibited. We cannot predict the impact that the adoption of SFAS No. 141(R) will have on our financial position, results of operations or cash flows with respect to any acquisitions completed after December 31, 2008.

Statement of Financial Accounting Standards No. 161

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Enhanced disclosures to improve financial reporting transparency are required and include disclosure about the location and amounts of derivative instruments in the financial statements, how derivative instruments are accounted for and how derivatives affect an entity’s financial position, financial performance and cash flows. A tabular format including the fair value of derivative instruments and their gains and losses, disclosure about credit risk-related derivative features and cross-referencing within the footnotes are also new requirements. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application and comparative disclosures encouraged, but not required. We have adopted SFAS No. 161 and it did not have a material impact on our financial position, results of operations or cash flows.

Statement of Financial Accounting Standards No. 162

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” The statement is intended to improve financial reporting by identifying a consistent hierarchy for selecting accounting principles to be used in preparing financial statements that are prepared in conformance with generally accepted accounting principles. Unlike Statement on Auditing Standards (SAS) No. 69, “The Meaning of Present in Conformity With GAAP,” FAS No. 162 is directed to the entity rather than the auditor. The statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with GAAP,” and is not expected to have any impact on our financial position, results of operations or cash flows.

Securities and Exchange Commission Rule Changes

On December 29, 2008, the Securities and Exchange Commission adopted rule changes to modernize its oil and gas reporting disclosures. The changes are intended to provide investors with a more meaningful and comprehensive understanding of oil and gas reserves.

The updated disclosure requirements are designed to align with current practices and changes in technology that have taken place in the oil and gas industry since the adoption of the original reporting requirements more than 25 years ago.

New disclosure requirements include:

•	Permitting the use of new technologies to determine proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volumes.

•	Enabling companies to additionally disclose their probable and possible reserves to investors. Currently, the rules limit disclosure to only proved reserves.

•	Allowing previously excluded resources, such as oil sands, to be classified as oil and gas reserves.

•

Requiring companies to report on the independence and qualifications of a preparer or auditor and requiring companies to file reports when a third party is relied upon to prepare reserve estimates or conduct a reserves audit.

•

Requiring companies to report oil and gas reserves using an average price based upon the prior 12-month period—rather than the year-end price—to maximize the comparability of reserve estimates among companies and mitigate the distortion of the estimates that arises when using a single pricing date.

The new requirements are effective for registration statements filed on or after January 1, 2010, and for annual reports on Forms 10-K and 20-F for fiscal years ending on or after December 31, 2009. We believe that this new requirement could have a significant impact on reported reserves and depletion rates when implemented.

Financial Accounting Standards Board ETIF 07-5

In June 2008, the FASB ratified EITF Issue No. 07-5, Determining whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock (“EITF 07-5”). EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. EITF 07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the SFAS No. 133 paragraph 11(a) scope exception. The adoption of this standard has not had a significant impact on our financial position, results of operations or cash flows.

Financial Accounting Standards Board FSP FAS No. 115-2

In April 2009, the FASB issued FSP FAS No. 115-2 and No. 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments.” FSP SFAS No. 115-2 and SFAS No. 124-2 provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities. FSP SFAS No. 115-2 and SFAS No. 124-2 is effective for interim and annual reporting periods beginning after June 15, 2009 and is effective for us at June 30, 2009. We have not yet determined the impact, if any, that the FSP will have on our financial position, results of operations or cash flows.

Financial Accounting Standards Board FSP FAS No. 157-4

In April 2009, the FASB issued FSP FAS No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” FSP No. 157-4 provides additional authoritative guidance to assist in determining whether a market is active or inactive, and whether a transaction is distressed. FSP No. 157-4 is effective for interim and annual reporting periods beginning after June 15, 2009 and is effective for us at June 30, 2009. We have not yet determined the impact, if any, that the FSP will have on our financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures about Market Risk

Forward-looking Information

The primary objective of the following information is to provide forward-looking quantitative and qualitative information about our potential exposure to market risks. The term “market risk” refers to the risk of loss arising from adverse changes in oil and gas prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how we view and manage our ongoing market risk exposures. All of our market risk sensitive instruments were entered into for purposes other than speculative trading.

Commodity Price Risk

As an independent oil and gas producer, our revenue, cash flow from operations, other income and equity earnings and profitability, reserve values, access to capital and future rate of growth are substantially dependent upon the prevailing prices of oil and gas. Declines in commodity prices will adversely affect our financial condition, liquidity, ability to obtain financing and operating results. Lower commodity prices may reduce the amount of oil and gas that we can produce economically. Prevailing prices for such commodities are subject to wide fluctuation in response to relatively minor changes in supply and demand and a variety of additional factors beyond our control, such as global political and economic conditions. Historically, prices received for oil and gas production have been volatile and unpredictable, and such volatility is expected to continue. Most of our production is sold at market prices. Therefore, the amount of revenue that we realize is partially determined by factors beyond our control. Assuming the production levels we attained during the year ended December 31, 2008, a 10% decline in oil and gas prices would have reduced our operating revenue and cash flow by approximately $8.3 million for the year.

Hedging Activity and Sensitivity

To achieve more predictable cash flow, we reduce our exposure to fluctuations in the prices of oil and gas. We have and may continue to enter into derivative contracts, which we sometimes refer to as hedging arrangements, for a significant portion of our oil and gas production. Our credit facility required us to enter into hedging arrangements on specified volumes, which equated to approximately 80% of the projected oil and gas production from our net proved developed producing reserves through December 31, 2012. As of May 8, 2009, we had NYMEX-based fixed price commodity swaps on approximately 80% (85% for 2009-2011 and 60% for 2012) of our estimated oil and gas production from our estimated net proved developed producing reserves through December 31, 2012 at volume weighted average prices of $81.08 per barrel of oil and $8.14 per MMbtu of gas.

We adopted SFAS 133 as amended by SFAS 137 and SFAS 138. Under SFAS 133, all derivative instruments are recorded on the balance sheet at fair value. We record our derivative instruments using the same method, accordingly the instruments are recorded on the balance sheet at fair value with changes in the market value of the derivatives being recorded in other (income) expense in the current period.

At May 8, 2009, we had the following derivative contracts in place:

Period Covered	Product	Volume (Production per Day)	Fixed Price
Year 2009	Gas	10,595 MMbtu	$8.45
Year 2009	Oil	1,000 Bbl	$83.80
Year 2010	Gas	9,130 MMbtu	$8.22
Year 2010	Oil	895 Bbl	$83.26
Year 2011	Gas	8,010 MMbtu	$8.10
Year 2011	Oil	810 Bbl	$86.45
Year 2012	Gas	3,000 MMbtu	$6.88
Year 2012	Oil	670 Bbl	$67.60

We expect to sustain realized and unrealized gains and losses as a result of our commodity hedging arrangements. For the year ended December 31, 2007, we recognized a realized gain of $1.9 million and an unrealized loss of $(6.3) million, and for the year ended December 31, 2008, we recognized a realized loss of $(9.3) million and an unrealized gain of $40.5 million on our commodity derivative contracts. The realized losses for the year ended December 31, 2008 were the result of the contract prices being significantly less than prevailing market prices during the first nine months of 2008. The unrealized gains were the result of the dramatic decline in commodity prices during the last three months of 2008 resulting in the contract prices being significantly greater than prevailing market prices. On December 31, 2008, NYMEX futures prices were $44.60 per barrel of oil and $5.62 per MMbtu of gas. For the three months ended March 31, 2009, we recognized a realized gain of $7.0 million and an unrealized gain of $6.3 million on our commodity derivative contracts as a result of the continued decline in commodity prices during the first quarter of 2009 resulting in the contract prices being significantly greater than prevailing market prices. Since the end of the first quarter of 2009, oil and gas prices have increased and on May 8, 2009, NYMEX futures prices were $58.63 per barrel of oil and $4.31 per MMbtu of gas. We expect to continue to sustain realized and unrealized gains on our derivative contracts if prevailing market prices are lower than our contract prices.

Interest Rate Risk.    We are subject to interest rate risk associated with borrowings under our credit facility that bear interest based on floating rates. As of March 31, 2009, the debt outstanding under our credit facility was $125.6 million. In order to mitigate our interest rate exposure, we entered into an interest rate swap, effective August 12, 2008, as amended in February 2009, to fix our floating LIBOR based debt. Our 2-year interest rate swap arrangement for $100.0 million is at a fixed rate of 2.95%. The arrangement expires on August 12, 2010.

BUSINESS

General

We are a Delaware limited partnership formed by Abraxas Petroleum in May 2007 to exploit, develop, produce and acquire oil and gas properties. Our assets consist primarily of producing and non-producing properties located in the Rocky Mountain, Mid-Continent, Permian Basin and Gulf Coast regions of the United States.

At December 31, 2008, our oil and gas properties had estimated net proved reserves of 110.3 Bcfe, of which 76% were gas, with a standardized measure of $118.6 million. Our estimated net proved reserves as of December 31, 2008 were 61% proved developed and 39% proved undeveloped. At December 31, 2008, we owned an average working interest of 18% in 1,639 gross (293 net) producing wells that produced 8.2 net Bcfe during 2008. Our properties are located in mature fields that exhibit relatively long-lived production, with a reserve to production index of 13.4 years (8.2 years for our proved developed properties) based on our estimated reserves as of December 31, 2008 and our production for the year ended December 31, 2008. Approximately 92% of the estimated ultimate recovery of our proved developed reserves as of December 31, 2008 had been produced. Abraxas Petroleum operates properties comprising over 75% of our estimated proved reserves at December 31, 2008. We have identified 226 drilling locations, of which 129 were classified as proved undeveloped as of December 31, 2008, which we believe provides us with a multi-year inventory of drilling opportunities. For the five years ended December 31, 2007, Abraxas Petroleum drilled 13 gross (10.2 net) wells on the properties contributed to us, of which 100% resulted in commercially productive wells. For the year ended December 31, 2008, Abraxas Petroleum and other operators drilled 40 gross (1.6 net) wells on our properties, of which 100% resulted in commercially productive wells.

We believe that our quality asset base, high degree of operational control and large inventory of drilling projects position us for future growth, including growth in our cash distributions per unit. Our properties are concentrated in locations that facilitate economies of scale in drilling and production operations and efficient reservoir management practices. Abraxas Energy had $131.9 million of cash capital expenditures on our properties during 2008 (of which $118.5 million was attributable to the St. Mary Acquisition), and we have approved a capital budget of $12.0 million for 2009 for the development of our properties. The final amount of our capital expenditures in 2009 will depend upon our cash flow from operations which, in turn, is dependent upon our production volumes and the prices we receive for our oil and gas.

Our Properties

The following table sets forth certain historical information relating to our properties.

	As of December 31, 2008		As of December 31, 2008	Year Ended December 31, 2008		Three Months Ended March 31, 2009
	Producing Wells	Average Working Interest	Estimated Net Proved Reserves (Bcfe)	Net Production (MMcfe)	Net Average Daily Production (MMcfepd)	Net Production (MMcfe)	Net Average Daily Production (MMcfepd)
Rocky Mountain	861	11%	24.3	2,203	6.0	563	6.3
Mid-Continent	600	17%	18.3	1,331	3.6	354	3.9
Permian Basin	114	45%	33.8	2,528	6.9	573	6.4
Gulf Coast	64	74%	33.9	2,156	5.9	522	5.8

Total	1,639	18%	110.3	8,218	22.4	2,012	22.4

Rocky Mountain

Our Rocky Mountain properties are predominately located in the Williston, Powder River and Green River Basins. At December 31, 2008, we owned interests in 861 gross (91 net) producing wells in the Rocky Mountain region. These wells produce oil and gas from Paleozoic-aged carbonate reservoirs and Cretaceous-aged fractured shales and sandstones at depths ranging from 7,000 feet to 12,000 feet. Our estimated net proved reserves as of December 31, 2008 in the Rocky Mountain region were 5.4 Bcf of gas and 3.2 MBbl of oil, or 24.3 Bcfe. During the year ended December 31, 2008, our net production from the Rocky Mountain region was 2,203 MMcfe, or 6.0 MMcfe per day and during the three months ended March 31, 2009, our net production from this region was 6.3 MMcfe per day. We believe that development drilling on our Rocky Mountain properties is relatively low to moderate risk.

Our Rocky Mountain areas of operations are as follows:

Northern Rockies.    Our Northern Rockies properties consist of wells located in the Williston Basin of Montana, North Dakota and South Dakota that produce oil from Paleozoic-aged carbonate reservoirs. Producing intervals range from the Madison formation at 8,000 feet down to the deeper Red River formation at 12,000 feet, including the Bakken at approximately 9,000 feet.

At December 31, 2008, we had identified five drilling locations in the Northern Rockies, including four proved undeveloped locations in the Medicine Pole Hills field located in Bowman County, North Dakota, which will target the Red River B formation at an approximate depth of 9,350 feet. The Medicine Pole Hills field wells are operated by Continental Resources and are being drilled on 320-acre spacing with enhanced recovery from air injection. One drilling location is located in the Hay Creek field in Richland County, Montana.

Southern Rockies.    Our Southern Rockies properties consist of wells located in the Powder River, Green River and Uinta Basins of Wyoming, Colorado and Utah that produce oil from Cretaceous-aged fractured shale in the Niobrara formation and oil and gas from Cretaceous-aged sandstones in the Muddy and Frontier formations. Well depths range from 7,000 feet down to 10,000 feet.

At December 31, 2008, we had identified 71 drilling locations in the Southern Rockies, including 52 proved undeveloped locations. In the Natural Buttes field in Uintah County, Utah, 20 drilling locations will target the Wasatch formation at depths ranging from 6,500 feet to 7,800 feet. This 40-acre infill drilling program is operated by EOG Resources. In the Cow Hollow field in Lincoln County, Wyoming, 48 drilling locations will target the Frontier formation at a depth of 11,000 feet. This 40-acre downspacing program is operated by Kerr-McGee. Three drilling locations in the Buck Peak field in Moffatt County, Colorado will target the Niobrara formation in a separate fault block from the current producers. Abraxas Petroleum operates the Buck Peak field.

Mid-Continent

Our Mid-Continent properties are predominately located in the Arkoma and Anadarko Basins and the ARK-LA-TEX region. At December 31, 2008, we owned interest in 600 gross (103 net) producing wells in the Mid-Continent region. These wells produce gas from Pennsylvanian-aged sandstones and coals at depths ranging from 3,000 feet to 18,000 feet. Our estimated net proved reserves as of December 31, 2008 in the Mid-Continent region were 15.8 Bcf of gas and 0.4 MBbl of oil, or 18.3 Bcfe. During the year ended December 31, 2008, our net production from the Mid-Continent region was 1,331 MMcfe, or 3.6 MMcfe per day and during the three months ended March 31, 2009, our net production from this region was 3.9 MMcfe per day. We believe that development drilling on our Mid-Continent properties is relatively low to moderate risk.

Our Mid-Continent areas of operations are as follows:

Arkoma Basin.    Our Arkoma Basin properties consist of wells located in eastern Oklahoma and western Arkansas that predominately produce coal bed methane from Hartshorne coals at 3,000 feet.

At December 31, 2008, we had identified 68 drilling locations in the Arkoma Basin, including 53 proved undeveloped locations in the Pittsburg County CBM field in Pittsburg County, Oklahoma, which will target the Hartshorne coals at a depth of 3,000 feet. These infill locations are located in the middle of the field near older vertical wells that were drilled to the Hartshorne sand beneath the coal. All of these vertical wells logged the overlying Hartshorne coals, which are currently being developed with horizontal wells. One drilling location in the Wilburton field in Pittsburg County, Oklahoma will target the Spiro formation.

Anadarko Basin.    Our Anadarko Basin properties consist of wells located in Oklahoma, the Texas Panhandle and southwestern Kansas that predominately produce gas from Pennsylvania-aged sandstones. Our interests encompass the Woodford Shale play in the central Anadarko Basin.

At December 31, 2008, we had identified two drilling locations in the Anadarko Basin. One drilling location in the Tonkawa Creek field in Caddo County, Oklahoma will target the Wade formation and one drilling location is located in the Cherokee field in Custer County, Oklahoma.

ARK-LA-TEX    Our ARK-LA-TEX properties consist of wells that produce from various formations, including the Cotton Valley and Travis Peak, and encompass the emerging Haynesville Shale play in northern Louisiana.

At December 31, 2008, we had one proved undeveloped location in the ARK-LA-TEX area that will target the Hartford formation at a depth of approximately 7,000 feet in the Booneville South field, which is operated by XTO Energy.

Permian Basin

Our Permian Basin operations are concentrated in the deep gas producing formations (Devonian, Montoya and Ellenburger) and the shallower oil producing sandstones (Bell and Cherry Canyon) in Ward, Pecos, Reeves and Sutton Counties of West Texas and in Eddy County, New Mexico. At December 31, 2008, we owned interests in 114 gross (52 net) producing wells in the Permian Basin. These wells produce oil and gas from multiple stacked formations at depths ranging from 5,000 to 16,000 feet. Our net proved reserves as of December 31, 2008 in the Permian Basin region were 31.0 Bcf of gas and 0.5 MBbl of oil, or 33.8 Bcfe. During the year ended December 31, 2008, our net production from the Permian Basin region was 2,528 MMcfe, or 6.9 MMcfe per day and during the three months ended March 31, 2009, our net production from this region was 6.4 MMcfe per day. We believe that development drilling on our Permian Basin properties is relatively low to moderate risk.

Our Permian Basin areas of operations are as follows:

ROC Complex.    Our ROC Complex consists of wells located in Pecos, Reeves and Ward County, Texas that produce oil and gas from multiple stacked formations from the Bell Canyon at 5,000 feet down to the Ellenburger at 16,000 feet. Abraxas Petroleum operates all but eight of our wells in this complex, seven of which are operated by EOG Resources, Inc.

The deep gas producing fields in the ROC Complex that principally produce from the Devonian (12,000’) and Ellenburger (16,000’) formations were discovered by Roden Oil Company and Exxon Corporation in the 1960s and 1970s, while the formation sandwiched between them was virtually ignored until Mobil Oil Corporation began exploiting the Montoya formation at 14,000 feet with horizontal drilling technology in 1999. Abraxas Petroleum acquired its interest in the ROC Complex in 1994 and subsequently entered into a farmout agreement with EOG Resources in 2000 to develop the Montoya formation on Abraxas’ leasehold. In 2001, Abraxas Petroleum participated with EOG Resources in a 3-D seismic survey over its R.O.C. fields located in Ward County. Overlying these deep gas producing formations are the Bell and Cherry Canyon sands that produce oil and associated gas at depths of 5,000 to 7,000 feet. Abraxas Petroleum discovered the Cherry Canyon field in 1995 and has since drilled over 50 wells on 40-acre spacing. Our primary fields in the ROC Complex are R.O.C. (Devonian), R.O.C. (Ellenburger), Block 16 (Devonian), Howe (Devonian), and the Abraxas (Cherry Canyon).

As of December 31, 2008, we had identified 49 drilling locations in the ROC Complex, including three proved undeveloped locations. Eight drilling locations are located in the Howe field, which currently produces gas from the Devonian and Montoya formations. We believe that a significant amount of gas reserves remain trapped in the underlying structure based on the behavior of a well that Abraxas Petroleum re-entered and drilled horizontally in 2000 that continues to incline in production. Forty potential drilling locations are located in the shallow Bell and Cherry Canyon sands. Abraxas Petroleum has applied for and received approval from the Texas Railroad Commission for optional down-spacing from 40-acre to 20-acre spacing in the Cherry Canyon field, which we believe will allow us to drain these reservoirs more efficiently. In addition to down-spacing opportunities, we believe we have opportunities to utilize secondary and tertiary recovery techniques that have been successfully utilized by other operators in the area.

Oates SW.    Our Oates SW area consists of wells located in Pecos County, Texas that produce gas from the Devonian formation at 13,500 feet. Abraxas Petroleum operates all of our wells in this area.

The Devonian formation was discovered in the Oates SW area by HNG Oil Company and Getty Oil Company in the late 1970s. Abraxas Petroleum acquired its leasehold interest in this area in 2000 and began redeveloping this field with horizontal drilling technology in 2001. In 2005, Abraxas Petroleum acquired a significant portion of the minerals, in addition to the surface and executive rights, on the majority of the 15,000 acre block. Abraxas Petroleum also owns 38 square miles of proprietary 3-D seismic data over the area and has entered into 3-D seismic data swap agreements on an additional 40 square miles with operators on adjacent properties. Our primary fields in the Oates SW area are Oates SW (Devonian) and the Elsinore, West Farm (Devonian).

As of December 31, 2008, we had five proved undeveloped locations in the Oates SW area, comprised of three Devonian locations and two deepenings to the Montoya formation at a depth of approximately 14,500 feet. In connection with the Formation Transactions, we received a leasehold assignment from Abraxas Petroleum for four producing wells and the proved undeveloped locations, which assignment is limited to the specific formations and the proration unit acreage assigned to each such well by the Texas Railroad Commission for so long as each well produces gas in sufficient quantities to remain economic. Abraxas Petroleum retained ownership of the Woodford/Barnett Shale formations in the Oates SW area for future development, as well as certain rights to other formations. Abraxas Petroleum also retained ownership of two producing wells, one of which produces from the Devonian formation, as well as several other well bores.

Permian Basin—Other.    Our other Permian Basin properties consist of wells located in Sutton County, Texas and Eddy County, New Mexico.

Gulf Coast

Our Gulf Coast operations are concentrated along the Edwards trend in DeWitt and Lavaca Counties and the Frio and Vicksburg formations in the Portilla field in San Patricio County. At December 31, 2008, we owned interests in 64 gross (47 net) wells in the Gulf Coast region. These wells produce oil and gas from formations at depths ranging from 7,000 to 13,500 feet. Our estimated net proved reserves as of December 31, 2008 in the Gulf Coast region were 31.2 Bcf of gas and 0.4 MBbl of oil, or 33.9 Bcfe. During the year ended December 31, 2008, our net production from the Gulf Coast region was 2,156 MMcfe, or 5.9 MMcfe per day and during the three months ended March 31, 2009, our net production from this region was 5.8 MMcfe per day. We believe that development drilling on our Gulf Coast properties is relatively low to moderate risk.

Our Gulf Coast areas of operations are as follows:

Edwards.    Our Edwards trend consists of wells located in DeWitt and Lavaca Counties, Texas that produce gas from the Edwards formation at a depth of approximately 13,500 feet.

Abraxas Petroleum began redeveloping several fields in the Edwards area in 1997 by applying horizontal drilling technology to previously abandoned fields that were originally developed with vertical wells. At December 31, 2008, our seven producing wells in the Yoakum (Edwards) field, which is our primary field in the Edwards area, had produced a cumulative total of 18.5 Bcf and had estimated proved reserves remaining of 14.4 Bcf, for a total of 32.9 Bcf, or an average of 4.7 Bcf per well.

At December 31, 2008, we had eight proved undeveloped drilling locations in the Edwards area with estimated average proved reserves of 3.3 Bcf per well. We have identified seven potential in-fill drilling locations based on the success in neighboring fields of wells drilled on denser spacing by other operators. In addition, we have a number of existing wells in which we believe we can fracture stimulate using advanced completion technology that has proven successful in the Edwards trend. We drilled one Edwards well in 2008. The Henson 3H came on-line on June 8, 2008 and has produced an average of 2.9 MMcfpd (1.6 net) during the seven months ended December 31, 2008. We own a 75% working interest in this well.

Portilla.    Our Portilla field consists of wells located in San Patricio County, Texas that produce oil and gas from over 70 different intervals in the Frio and Vicksburg sands at depths ranging from 7,000 to 9,000 feet.

The Portilla field was discovered by The Superior Oil Company, predecessor to Mobil Oil Corporation, in 1950 and has produced a cumulative total of 514 Bcfe as of December 31, 2008. Abraxas Petroleum acquired this field from Mobil in 1993. During the past decade, Abraxas Petroleum has maintained production at relatively constant levels over the past decade by spending relatively modest amounts of capital annually as part of a continuous workover/recompletion program which predominately involves the completion of additional Frio sands, usually uphole from the existing completion. Abraxas Petroleum participated in a 3-D seismic survey over the entire field in 1994, which has aided in the interpretation of the complex faulting of the deeper Vicksburg sands.

At December 31, 2008, we had three proved undeveloped drilling locations in the Portilla field. In addition, we have identified seven additional drilling locations based on the success of other operators in nearby fields with similar geological characteristics.

Gulf Coast—Other.    Our other Gulf Coast properties consist of wells located in Alabama, Mississippi, Louisiana, and Texas.

Business Strategy

Our primary business objective is to provide stability and growth in our cash distributions per unit over time. We intend to accomplish this objective by executing the following business strategies:

•

Maintaining an inventory of drilling locations, which are sufficient, when drilled and completed, to allow us to maintain our current production levels for at least three years. We have identified 226 drilling locations, which provide us with a multi-year inventory of drilling opportunities.

•

Making sufficient capital expenditures to maintain our current production levels over the long-term. We intend to set aside sufficient cash reserve or make sufficient capital expenditure to replace our reserves and maintain our current production levels over the long-term when we expect service costs and commodity prices to be more balanced. At times, factors may cause us to reduce our capital expenditures, such as times of low commodity prices when service costs remain at relatively high levels. During these times, we intend to plan our development drilling to minimize the decline rate from our current production levels.

•

Making accretive acquisitions of relatively long-lived reserves with relatively low-risk exploitation and development opportunities. We plan to utilize a disciplined acquisition strategy which focuses on producing properties and related assets that possess the following characteristics:

•	high quality, long-lived reserves;

•	relatively predictable production profiles;

•	low operating cost structure;

•	low-risk exploitation and development potential;

•	operational control with high working interest; and

•	geographic concentration.

•

Using our technical expertise to exploit and develop our existing assets and to maximize reserve recovery. We plan to balance our acquisition efforts with exploitation projects on our existing assets. We seek to maximize the value of our existing assets by developing and exploiting properties with the lowest risk and the highest production and reserve growth potential. We routinely perform field studies of our existing properties to evaluate potential exploitation and development opportunities using advanced technologies, such as modern log analysis, reservoir modeling, 3-D seismic and horizontal drilling. Where appropriate, we also utilize down-spacing or in-fill drilling strategies to maximize recoveries from our properties.

•

Reducing cash flow volatility through commodity price hedging. As of May 8, 2009, we had NYMEX-based fixed price commodity swaps covering approximately 80% (85% for 2009-2011 and 60% for 2012) of our estimated oil and gas production from our net proved developed producing reserves through December 2012 at volume weighted average prices of $81.08 per barrel of oil and $8.14 per MMbtu of gas. We expect to continue to enter into derivative contracts in the future to reduce our exposure to commodity price fluctuations and achieve more predictable cash flows. While these derivative contracts will protect us when market prices are below our contract prices, they also prevent us from realizing an increase in cash flow when market prices are higher than our contract prices.

Competitive Strengths

We believe that the following strengths position us well to execute our strategies:

•

Our properties are characterized by relatively predictable, long-lived production. Our properties are located in large, mature fields with a high percentage of proved developed producing reserves and relatively low decline rates. These properties have a reserve to production index of 13.4 years (8.2 years for our proved developed properties) based on our estimated reserves as of December 31, 2008 and our production for the year ended December 31, 2008, and have relatively predictable production profiles that make them well-suited to our objective of making stable cash distributions to our unitholders.

•

We have a substantial inventory of relatively low to moderate risk, proved undeveloped and other identified drilling locations. We believe that development drilling on our properties is relatively low to moderate risk based on Abraxas Petroleum’s drilling success on the properties contributed to us. For the five years ended December 31, 2007, Abraxas Petroleum drilled 13 gross (10.2 net) wells on the properties contributed to us, of which 100% resulted in commercially productive wells. For the year ended December 31, 2008, Abraxas Petroleum and other operators drilled 40 gross (1.6 net) wells on our properties, of which 100% resulted in commercially productive wells. For the two-year period ended December 31, 2008, Abraxas Petroleum, Abraxas Energy and St. Mary spent approximately $27.5 million on the drilling, workover or recompletion of wells on our properties.

•

Our management has a proven acquisition, exploitation and development track record. Our CEO, Robert L.G. Watson, founded Abraxas Petroleum in 1977 and has assembled an experienced operating and technical team. The executive officers and key employees of Abraxas Petroleum average over 20 years of experience in the oil and gas industry and have demonstrated a successful track record of acquiring, developing and exploiting assets in areas where our properties are located.

•

Over 75% of our estimated proved reserves at December 31, 2008 are operated by Abraxas Petroleum, which is an efficient, low-cost operator. Abraxas Petroleum operates a high percentage of our properties and will have substantial control over the timing of drilling activities. In addition, we believe that Abraxas Petroleum will be able to continue to operate these properties in an efficient, cost-effective manner.

•

Abraxas Petroleum has an aligned and vested interest in our success due to its substantial ownership in us. Abraxas Petroleum will own a 2% general partner interest in us and a 33.9% limited partner interest in us after the consummation of this offering, and our quarterly cash distributions will represent a significant source of cash flow for Abraxas Petroleum.

•

Relationship with Abraxas Petroleum. Our relationship with Abraxas Petroleum will provide us with additional operational, technical and other expertise. Abraxas Petroleum has a proven track record of oil and gas acquisitions in North America and we may have the opportunity to participate with Abraxas Petroleum in pursuing acquisitions that we may not be able to pursue on our own.

Acreage

The following table sets forth our acreage position as of December 31, 2008:

	Developed Acreage		Undeveloped Acreage
	Gross Acres	Net Acres	Gross Acres	Net Acres
Rocky Mountain	56,411	27,502	60,340	35,778
Mid-Continent	85,133	21,933	1,957	988
Permian Basin	13,425	8,388	1,766	1,127
Gulf Coast	6,730	3,917	829	185

Total	161,699	61,740	64,892	38,078

Productive Wells

The following table sets forth our producing wells as of December 31, 2008:

	Oil		Gas
	Gross	Net	Gross	Net
Rocky Mountain	363.0	74.6	498.0	16.2
Mid-Continent	125.0	15.2	475.0	87.8
Permian Basin	67.0	32.5	47.0	19.2
Gulf Coast	31.5	26.2	32.5	20.9

Total	586.5	148.5	1,052.5	144.1

Reserves Information

Our oil and gas reserves have been estimated as of December 31, 2006 and December 31, 2007 by DeGolyer and MacNaughton, an independent engineering firm. As of December 31, 2008, DeGolyer and MacNaughton estimated reserves for approximately 93% of the standardized measure of our properties. Reserve estimates for our remaining properties were prepared by Abraxas Petroleum personnel. The properties acquired from St. Mary included in the reserve report prepared by DeGolyer and MacNaughton were selected by us initially according to the value we allocated to each property during our review of the acquisition. Reserve estimates for the higher valued properties were prepared by DeGolyer and MacNaughton and reserve estimates for the lower valued properties were prepared by Abraxas Petroleum personnel because we determined that it was not practical for DeGolyer and MacNaughton to prepare reserve estimates for all of the properties acquired from St. Mary due to the large number of properties with relatively low values. A total of 300 properties were included in the reserve report prepared by DeGolyer and MacNaughton, which comprised approximately 93% of the standardized measure of our properties and a total of 854 properties were included in the reserve estimates prepared by Abraxas Petroleum personnel, which comprised approximately 7% of the standardized measure of our properties. Some of the properties include multiple wells. Please read—“Appendix D” for information regarding DeGolyer and MacNaughton’s preparation of their reserve report. Oil and gas reserves, and the estimates of the present value of future net revenues therefrom, were determined based on then-current prices and costs. Reserve calculations involve the estimate of future net recoverable reserves of oil and gas and the timing and amount of future net revenues to be received therefrom. Such estimates are not precise and are based on assumptions regarding a variety of factors, many of which are variable and uncertain. The following table sets forth certain information regarding estimates of the pro forma oil and gas reserves on the properties contributed to us by Abraxas Petroleum as of December 31, 2006 and our historical oil and gas reserves as of December 31, 2007 and December 31, 2008.

	Estimated Proved Reserves
	Proved Developed	Proved Undeveloped	Total Proved
Pro forma as of December 31, 2006
Oil (MBbls)	897.6	60.3	957.9
Gas (MMcf)	32,595.4	20,050.5	52,645.9
Gas Equivalents (MMcfe)	37,981.3	20,412.3	58,393.6
As of December 31, 2007
Oil (MBbls)	1,166.8	38.9	1,205.7
Gas (MMcf)	29,333.8	36,126.2	65,460.0
Gas Equivalents (MMcfe)	36,334.4	36,359.8	72,694.2
As of December 31, 2008
Oil (MBbls)	4,416.0	62.5	4,478.5
Gas (MMcf)	41,029.6	42,376.9	83,406.5
Gas Equivalents (MMcfe)	67,525.7	42,752.2	110,277.9

The estimates of our net proved reserves are based upon various assumptions about future production levels, prices and costs that may not prove to be correct over time. In particular, estimates of oil and gas reserves and future net revenue from proved reserves are based on the assumption that future oil and gas prices remain constant. Any significant variance in actual results from these assumptions could materially affect the estimated quantity and value of reserves set forth herein. Please read “Risk Factors—Risk Related to Our Business—The estimated proved reserves are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.”

We file reports of our estimated oil and gas reserves with the Department of Energy. The reserves reported to this agency are required to be reported on a gross operated basis and therefore are not comparable to the reserve data reported herein.

Oil and Gas Production and Sales Prices

The following table presents our pro forma net oil and gas sales, the realized price per Bbl of oil and per Mcf of gas produced and the operating cost per Mcfe of production sold, for the two years ended December 31, 2007 on the properties contributed to us by Abraxas Petroleum, our historical results for the year ended December 31, 2008 and the three months ended March 31, 2009, and pro forma for the St. Mary Acquisition for the year ended December 31, 2008:

				Pro Forma St. Mary Acquisition
	Year Ended December 31,			Year Ended December 31,	Three Months Ended March 31,
	2006	2007	2008	2008	2009
Oil sales (MBbls)	128	128	452	484	114
Gas sales (MMcf)	5,953	4,860	5,505	5,678	1,330
Gas equivalents (MMcfe)	6,719	5,627	8,218	8,581	2,012
Realized oil price ($/Bbl)	$63.73	$65.09	$79.14	$79.25	$67.08
Realized gas price ($/Mcf)	$5.71	$6.55	$6.97	$6.94	$6.04
Realized gas equivalent price ($/Mcfe)	$6.27	$7.13	$9.02	$9.06	$7.78
Gas differential to NYMEX, excluding realized gain (loss) on derivative contracts ($/Mcf)	$(1.10)	$(0.99)	$(1.36)	$(1.40)	$(1.05)
Operating cost per Mcfe	$1.29	$1.60	$2.75	$2.75	$2.39

Drilling Activities

The following table sets forth our pro forma gross and net working interests in exploratory and development wells drilled during the two years ended December 31, 2007 on the properties contributed to us by Abraxas Petroleum. For the year ended December 31, 2008 and the three months ended March 31, 2009, the table sets forth our gross and net working interests in exploratory and development wells drilled on our properties. In addition to drilling new wells during the periods below, we recompleted a number of additional wells.

	2006		2007		2008		Three Months Ended March 31, 2009
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Exploratory
Productive
Oil	—	—	—	—	—	—	—	—
Gas	1.0	1.0	—	—	—	—	—	—
Dry holes	—	—	—	—	—	—	—	—

Total	1.0	1.0	—	—	—	—	—	—

Development
Productive
Oil	—	—	3.0	2.5	7.0	0.3	—	—
Gas	1.0	1.0	—	—	33.0	1.3	4.0	0.1
Dry holes	—	—	—	—	—	—	—	—

Total	1.0	1.0	3.0	2.5	40.0	1.6	4.0	0,1

During 2008, we drilled and completed a well in the Edwards trend located in the Gulf Coast region, the Henson 3H, which came on-line on June 8, 2008 and has produced an average of 2.9 MMcfpd (1.6 net) during the seven months ended December 31, 2008. We own a 75% working interest in this well.

A number of non-operated wells were drilled during 2008 on properties acquired from St. Mary across all of our regions. On average, we own a relatively small working interest in these wells.

Hedging Activity

We have entered into NYMEX-based fixed price commodity swaps with Société Générale with respect to a significant portion of our estimated oil and gas production from our currently producing wells to achieve more predictable cash flow and to reduce our exposure to fluctuations in commodity prices. At May 8, 2009 and continuing through December 2012, we had NYMEX-based fixed price commodity swaps covering approximately 80% (85% for 2009-2011 and 60% for 2012) of our estimated oil and gas production from our estimated net proved developed producing reserves at volume weighted average prices of $81.08 per barrel of oil and $8.14 per MMbtu of gas. For a more detailed discussion of our hedging activities, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Operations—Commodity Prices and Hedging Activities” and “—Quantitative and Qualitative Disclosures About Market Risk—Hedging Activity and Sensitivity.”

Markets and Customers

Substantially all of our oil and gas is sold at current market prices under short-term arrangements, as is customary in the industry. During the year ended December 31, 2008, three purchasers, Western Gas Resources, Inc., Crosstex Treating Services, LP/Crosstex Gulf Coast Marketing, Ltd. and Southern Union Pipeline, Ltd., together accounted for approximately 41% of the oil and gas sales relating to our properties. We believe that there are numerous other companies available to purchase our oil and gas and that the loss of one or more of these purchasers would not materially affect our ability to sell oil and gas.

Our Relationship with Abraxas Petroleum

Our general partner is a wholly-owned subsidiary of Abraxas Petroleum and has the sole responsibility for conducting our business and managing our operations. Some of the executive officers and directors of Abraxas Petroleum also serve as executive officers and directors of our general partner. The Board of Directors of our general partner currently consists of six members, with three directors meeting the independence standards established by the NASDAQ Stock Market. For more information about these individuals, please read “Management—Directors and Executive Officers of Our General Partner.”

Our general partner will not receive any management fee or other compensation in connection with the management of our business or this offering. Pursuant to our omnibus agreement, we currently pay Abraxas Petroleum $2.6 million per year, and will continue to pay this amount until the second anniversary of the closing of this offering, for general and administrative expenses, subject to annual adjustments for inflation and acquisition or other expansion adjustments. We will also reimburse Abraxas Petroleum for operating expenses incurred on our behalf under our operating agreement. For more information, please read “Certain Relationships and Related Party Transactions—Summary of Formation Transaction Documents—Omnibus Agreement” and “—Operating Agreement.”

Abraxas Petroleum is a publicly traded independent energy company engaged primarily in the acquisition, development, exploration and production of oil and gas in Texas, the Mid-Continent and Rocky Mountain regions of the U.S. Its principal means of growth has been through the acquisition and subsequent exploitation and development of producing properties.

Abraxas Petroleum’s core areas of operation are in Texas, the Mid-Continent and Rocky Mountain regions of the United States. Abraxas Petroleum is more focused than we are on the exploration of oil and gas reserves, and it will continue to pursue relatively higher risk, higher return projects than we will. Abraxas Petroleum had 40.4 Bcfe of net proved reserves as of December 31, 2008 principally in Texas, of which 65% were classified as proved undeveloped. In addition to these proved reserves, Abraxas Petroleum retained all of its acreage in the West Texas Woodford/Barnett Shale Play (approximately 12,000 gross acres) and in the Mowry Shale/Turner Sand Play (approximately 33,000 gross acres) located in the southern Powder River Basin of Wyoming. Abraxas Petroleum also retained all of its 3-D exploration projects targeting the Wilcox formation in the Gulf Coast Basin of South Texas.

While our relationship with Abraxas Petroleum may benefit us, it is also a source of potential conflicts of interest. For example, Abraxas Petroleum is not restricted from competing with us. It may acquire, develop or dispose of oil and gas properties or other assets in the future without any obligation to offer us the opportunity to purchase or participate in the development of those assets. Please read “Conflicts of Interest and Fiduciary Duties” and “Risk Factors—Risks Inherent in an Investment in Us.” Notwithstanding the foregoing, many of Abraxas Petroleum’s properties, after development and stabilization of production rates, could be suitable for us. We will evaluate potential opportunities to acquire properties from Abraxas Petroleum as we would from any other third party.

Well Operations

Our wholly-owned subsidiary, Abraxas Operating, which directly owns our assets, has entered into an operating agreement with Abraxas Petroleum, under which Abraxas Petroleum operates our oil and gas properties that are not subject to operating agreements with other parties. In addition, Abraxas Petroleum will continue as operator of our properties subject to existing operating agreements, to the extent Abraxas Petroleum is the operator of record. Under these agreements, we will reimburse Abraxas Petroleum for operating expenses. Operating expenses are the costs incurred in the operation of producing properties. Expenses for utilities, direct labor, water injection and disposal, production taxes and materials and supplies comprise the most significant portion of these expenses. Operating expenses do not include general and administrative expenses. A majority of our operating cost components are variable and increase or decrease as the level of production increases or decreases. Certain items, however, such as direct labor and materials and supplies, generally remain relatively fixed and do not fluctuate with changes in production volumes, but can fluctuate depending on activities performed during a specific period.

Pursuant to our operating agreement, Abraxas Petroleum will establish a joint account for each well in which we have an interest. We will be required to pay our working interest share of amounts charged to the joint account. The joint account will be charged with all direct expenses incurred in the operation of our wells. The determination of which direct expenses can be charged to the joint account and the manner of charging direct expenses to the joint account for our wells will be done in accordance with the Council of Petroleum Accountants Societies, or COPAS, model form of accounting procedure.

Under the COPAS model form, direct expenses include the costs of third party services performed on our properties and wells and other equipment used on our properties. In addition, direct expenses will include the allocable share of the cost of Abraxas Petroleum employees who perform services on our properties. The allocation of the operating costs of Abraxas Petroleum employees who perform services on our properties will be based on time sheets maintained by Abraxas Petroleum’s employees.

Regulation of Oil and Gas Activities

The exploration, production and transportation of all types of hydrocarbons is subject to significant governmental regulations. The operations of our properties are affected from time to time in varying degrees by political developments and federal, state and local laws and regulations. In particular, oil and gas production operations and economics are, or in the past have been, affected by industry specific price controls, taxes, conservation, safety, environmental and other laws relating to the petroleum industry, and by changes in such laws and by constantly changing administrative regulations.

Federal, state and local laws and regulations govern oil and gas activities. Operators of oil and gas properties are required to have a number of permits in order to operate such properties, including operator permits and permits to dispose of salt water. We do not operate any of our properties and are not required, as a non-operator, to maintain any such permits. Abraxas Petroleum, which is the operator of properties comprising over 75% of our estimated proved reserves at December 31, 2008, possesses all material requisite permits required by the states and other local authorities in which it operates properties on our behalf. In addition, under federal law, operators of oil and gas properties are required to possess certain certificates and permits in order to operate such properties such as hazardous materials certificates, which Abraxas Petroleum has obtained.

Development and Production

The operations of our properties are subject to various types of regulation at the federal, state and local levels. These types of regulation include requiring the operator of oil and gas properties to possess permits for the drilling and development of wells, post bonds in connection with various types of activities, and file reports concerning operations. Most states, and some counties and municipalities in which Abraxas Petroleum operates, regulate one or more of the following:

•	the location of wells;

•	the method of developing and casing wells;

•	the surface use and restoration of properties upon which wells are drilled;

•	the plugging and abandoning of wells; and

•	notice to surface owners and other third parties.

Some states regulate the size and shape of development and spacing units or proration units for oil and gas properties. Some states allow forced pooling or unitization of tracts to facilitate exploitation while other states rely on voluntary pooling of lands and leases. In some instances, forced pooling or unitization may be implemented by third parties and may reduce our interest in the unitized properties. In addition, state conservation laws establish maximum allowable rates of production from gas and oil wells, generally prohibit the venting or flaring of gas and impose requirements regarding the ratability of production. These laws and regulations may limit the amount of gas and oil we can produce from our wells or limit the number of wells or the locations at which these wells can be drilled. Moreover, each state generally imposes a production or severance tax with respect to the production and sale of oil, natural gas and NGLs within its jurisdiction.

Operations on Federal or Indian oil and gas leases must comply with numerous regulatory restrictions, including various non-discrimination statutes, and certain of such operations must be conducted pursuant to certain on-site security regulations and other permits issued by various federal agencies, including the Bureau of Land Management, which we refer to as BLM, and the Minerals Management Service, which we refer to as MMS. MMS establishes the basis for royalty payments due under federal oil and natural gas leases through regulations issued under applicable statutory authority. State regulatory authorities establish similar standards for royalty payments due under state oil and natural gas leases. The basis for royalty payments established by MMS and the state regulatory authorities is generally applicable to all federal and state oil and natural gas lessees. Accordingly, we believe that the impact of royalty regulation on the operations of our properties should generally be the same as the impact on our competitors. We believe that the operations of our properties are in material compliance with all applicable regulations as they pertain to Federal or Indian oil and gas leases.

The failure to comply with these rules and regulations can result in substantial penalties, including lease suspension or termination in the case of federal leases. The regulatory burden on the oil and natural gas industry increases our cost of doing business and, consequently, affects our profitability. Our competitors in the oil and natural gas industry are subject to the same regulatory requirements and restrictions that affect us.

Regulation of Transportation and Sale of Natural Gas

Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938, as amended, which we refer to as NGA, the Natural Gas Policy Act of 1978, as amended, which we refer to as NGPA, and regulations promulgated thereunder by the Federal Energy Regulatory Commission, which we refer to as FERC and its predecessors. In the past, the federal government has regulated the prices at which natural gas could be sold. Deregulation of wellhead natural gas sales began with the enactment of the NGPA. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act, as amended, which we refer to as the Decontrol Act. The Decontrol Act removed all NGA and NGPA price and non-price controls affecting wellhead sales of natural gas effective January 1, 1993. While sales by producers of natural gas can currently be made at unregulated market prices, Congress could reenact price controls in the future.

Since 1985, FERC has endeavored to make natural gas transportation more accessible to natural gas buyers and sellers on an open and non-discriminatory basis. FERC has stated that open access policies are necessary to improve the competitive structure of the interstate natural gas pipeline industry and to create a regulatory framework that will put natural gas sellers into more direct contractual relations with natural gas buyers by, among other things, unbundling the sale of natural gas from the sale of transportation and storage services. Beginning in 1992, FERC issued Order No. 636 and a series of related orders, which we refer to, collectively, as Order No. 636, to implement its open access policies. As a result of the Order No. 636 program, the marketing and pricing of natural gas have been significantly altered. The interstate pipelines’ traditional role as wholesalers of natural gas has been eliminated and replaced by a structure under which pipelines provide transportation and storage service on an open access basis to others who buy and sell natural gas. FERC continues to regulate the rates that interstate pipelines may charge for such transportation and storage services. Although FERC’s orders do not directly regulate natural gas producers, they are intended to foster increased competition within all phases of the natural gas industry.

In 2000, FERC issued Order No. 637 and subsequent orders, which we refer to, collectively, as Order No. 637, which imposed a number of additional reforms designed to enhance competition in natural gas markets. Among other things, Order No. 637 effected changes in FERC regulations relating to scheduling procedures, capacity segmentation, penalties, rights of first refusal and information reporting. Most major aspects of Order No. 637 have been upheld on judicial review, and most pipelines’ tariff filings to implement the requirements of Order No. 637 have been accepted by the FERC and placed into effect.

The Energy Policy Act of 2005, which we refer to as EP Act 2005, gave FERC increased oversight and penalty authority regarding market manipulation and enforcement. EP Act 2005 amended the NGA to prohibit market manipulation and also amended the NGA and the NGPA to increase civil and criminal penalties for any violations of the NGA, NGPA and any rules, regulations or orders of FERC to up to $1,000,000 per day, per violation. In addition, FERC issued a final rule effective January 26, 2006, regarding market manipulation, which makes it unlawful for any entity, in connection with the purchase or sale of natural gas or transportation service subject to FERC jurisdiction, to defraud, make an untrue statement, or omit a material fact or engage in any practice, act, or course of business that operates or would operate as a fraud. This final rule works together with FERC’s enhanced penalty authority to provide increased oversight of the natural gas marketplace.

The natural gas industry historically has been very heavily regulated; therefore, there is no assurance that the less stringent regulatory approach recently pursued by FERC will continue. However, we do not believe that any action taken will affect us in a way that materially differs from the way it affects other natural gas producers, gatherers and marketers.

Generally, intrastate natural gas transportation is subject to regulation by state regulatory agencies, although FERC does regulate the rates, terms, and conditions of service provided by intrastate pipelines who transport gas subject to FERC’s NGA jurisdiction pursuant to Section 311 of the NGPA. The basis for state regulation of intrastate natural gas transportation and the degree of regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services varies from state to state. Insofar as such regulation within a particular state will generally affect all intrastate natural gas shippers within the state on a comparable basis, we believe that the regulation of similarly situated intrastate natural gas transportation in any states in which we operate and ship natural gas on an intrastate basis will not affect the operations of our properties in any way that is materially different from the effect of such regulation on our competitors.

Sales of condensate and natural gas liquids are not currently regulated and are made at market prices.

Natural Gas Gathering

Section 1(b) of the NGA exempts natural gas gathering facilities from the jurisdiction of the FERC. FERC has developed tests for determining which facilities constitute jurisdictional transportation facilities under the NGA and which facilities constitute gathering facilities exempt for FERC’s NGA jurisdiction. From time to time, FERC reconsiders its test for defining non-jurisdictional gathering. For example, there is currently pending at FERC a proposed rulemaking to reformulate its test for non-jurisdictional gathering in the shallow waters of the Outer Continental Shelf. In recent years, FERC has also permitted jurisdictional pipelines to “spin down” exempt gathering facilities into affiliated entities that are not subject to FERC jurisdiction, although FERC continues to examine the circumstances in which such a “spin down” is appropriate and whether it should reassert jurisdiction over certain gathering companies and facilities that previously had been “spun down.” We cannot predict the effect that FERC’s activities in this regard may have on the operations of our properties, but we do not expect these activities to affect the operations in any way that is materially different from the effect thereof on our competitors.

State regulation of gathering facilities generally includes various safety, environmental, and in some circumstances, non-discriminatory take or service requirements, but does not generally entail rate regulation. In the United States, gas gathering has received greater regulatory scrutiny at both the state and federal levels in the wake of the interstate pipeline restructuring under FERC Order 636. For example, the Texas Railroad Commission enacted a Natural Gas Transportation Standards and Code of Conduct to provide regulatory support for the state’s more active review of rates, services and practices associated with the gathering and transportation of gas by an entity that provides such services to others for a fee, in order to prohibit such entities from unduly discriminating in favor of their affiliates.

Regulation of Transportation of Oil

Sales of crude oil, condensate and natural gas liquids are not currently regulated and are made at negotiated prices. The transportation of oil in common carrier pipelines is also subject to rate regulation. FERC regulates interstate oil pipeline transportation rates under the Interstate Commerce Act. In general, interstate oil pipeline rates must be cost-based, although settlement rates agreed to by all shippers are permitted and market-based rates may be permitted in certain circumstances. Effective January 1, 1995, FERC implemented regulations establishing an indexing system (based on inflation) for transportation rates for oil that allowed for an increase or decrease in the cost of transporting oil to the purchaser. A review of these regulations by FERC in 2000 was successfully challenged on appeal by an association of oil pipelines. On remand, FERC, in February 2003, increased the index slightly, effective July 2001. Intrastate oil pipeline transportation rates are subject to regulation by state regulatory commissions. The basis for intrastate oil pipeline regulation, and the degree of regulatory oversight and scrutiny given to intrastate oil pipeline rates, varies from state to state. Insofar as effective interstate and intrastate rates are equally applicable to all comparable shippers, we believe that the regulation of oil transportation rates will not affect the operations of our properties in any way that is materially different from the effect of such regulation on our competitors.

Further, interstate and intrastate common carrier oil pipelines must provide service on a non-discriminatory basis. Under this open access standard, common carriers must offer service to all shippers requesting service on the same terms and under the same rates. When oil pipelines operate at full capacity, access is governed by prorationing provisions set forth in the pipelines’ published tariffs. Accordingly, we believe that access to oil pipeline transportation services generally will be available to us to the same extent as to our competitors.

Environmental Matters

Oil and gas operations are subject to numerous federal, state and local laws and regulations controlling the generation, use, storage and discharge of materials into the environment or otherwise relating to the protection of the environment. These laws and regulations may:

•	require the acquisition of a permit or other authorization before construction or drilling commences;

•	restrict the types, quantities and concentrations of various substances that can be released into the environment in connection with drilling, production, and natural gas processing activities;

•	suspend, limit or prohibit construction, drilling and other activities in certain lands lying within wilderness, wetlands and other protected areas;

•	require remedial measures to mitigate pollution from historical and on-going operations such as the use of pits and plugging of abandoned wells;

•	restrict injection of liquids into subsurface strata that may contaminate groundwater; and

•	impose substantial liabilities for pollution resulting from the operations of our properties.

Environmental permits that the operators of our properties including Abraxas Petroleum are required to possess may be subject to revocation, modification, and renewal by issuing authorities. Governmental authorities have the power to enforce compliance with their regulations and permits, and violations are subject to injunction, civil fines, and even criminal penalties. Our management believes that we are in substantial compliance with current environmental laws and regulations, and that we will not be required to make material capital expenditures to comply with existing laws. Nevertheless, changes in existing environmental laws and regulations or interpretations thereof could have a significant impact on our properties as well as the oil and gas industry in general, and thus we are unable to predict the ultimate cost and effects of future changes in environmental laws and regulations.

We are not currently involved in any administrative, judicial or legal proceedings arising under federal, state, or local environmental protection laws and regulations, or under federal or state common law, which would have a material adverse effect on our financial position or results of operations. Moreover, we maintain insurance against the costs of clean-up operations, but we are not fully insured against all such risks. A serious incident of pollution may result in the suspension or cessation of operations in the affected area.

Under the terms of our omnibus agreement with Abraxas Petroleum, we have agreed to be responsible for all environmental liabilities relating to the properties contributed to us in the Formation Transactions except to the extent we are indemnified by Abraxas Petroleum. Abraxas Petroleum has agreed to indemnify us through May 24, 2010 against certain potential environmental claims. Abraxas Petroleum’s maximum liability for these indemnification obligations will not exceed $5 million and Abraxas Petroleum will not have any obligation under this indemnification until our aggregate losses exceed $500,000. Abraxas Petroleum will have no indemnification obligations with respect to environmental claims made as a result of additions to or modifications of environmental laws promulgated after May 25, 2007. We have agreed to indemnify Abraxas Petroleum against environmental liabilities related to our assets to the extent Abraxas Petroleum is not required to indemnify us. In connection with the properties acquired from St. Mary, we agreed to be responsible for all plugging and abandonment costs relating to the wells we acquired and all environmental liabilities related to these properties.

The following is a discussion of the current relevant environmental laws and regulations that relate to our operations.

Comprehensive Environmental Response, Compensation and Liability Act.    The Comprehensive Environmental Response, Compensation and Liability Act, also known as Superfund, and which we refer to as CERCLA, and comparable state statutes impose strict, joint, and several liability, without regard to fault or legality of conduct, on certain classes of persons who are considered to have contributed to the release of a “hazardous substance” into the environment. These persons include the owner or operator of a disposal site or sites where a release occurred and companies that generated, disposed or arranged for the disposal of the hazardous substances released at the site. Under CERCLA, such persons or companies may be retroactively liable for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies. CERCLA authorizes the EPA, and in some cases third parties, to take actions in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. In addition, it is not uncommon for neighboring land owners and other third parties to file claims for personal injury, property damage, and recovery of response costs allegedly caused by the hazardous substances released into the environment.

In the course of the ordinary operations of our properties, certain wastes may be generated that may fall within CERCLA’s definition of a “hazardous substance.” We may be jointly and severally liable under CERCLA or comparable state statutes for all or part of the costs required to clean up sites at which these wastes have been disposed. Although CERCLA currently contains a “petroleum exclusion” from the definition of “hazardous substance,” state laws affecting our operations impose cleanup liability relating to petroleum and petroleum related products, including oil cleanups.

We currently own or lease, and have in the past owned or leased, numerous properties that for many years have been used for the exploration and production of oil and gas. Although Abraxas Petroleum has utilized standard industry operating and disposal practices at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties we owned or leased or on or under other locations where such wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under our control. These properties and the wastes disposed thereon may be subject to CERCLA, RCRA (as defined below), and analogous state laws. Under these laws, we could be required to remove or remediate previously disposed wastes, including wastes disposed or released by prior owners or operators; to clean up contaminated property, including contaminated groundwater; or to perform remedial operations to prevent future contamination.

Oil Pollution Act of 1990.    United States federal regulations also require certain owners and operators of facilities that store or otherwise handle oil to prepare and implement spill prevention, control plans and spill response plans relating to the possible discharge of oil into surface waters. The Federal Oil Pollution Act, which we refer to as OPA, contains numerous requirements relating to prevention of, reporting of, and response to oil spills into waters of the United States. For facilities that may affect state waters, OPA requires an operator to demonstrate $10 million in financial responsibility. State laws mandate oil cleanup programs with respect to contaminated soil. A failure to comply with OPA’s requirements or inadequate cooperation during a spill response action may subject a responsible party to civil or criminal enforcement actions. We are not aware of any action or event that would subject us to liability under OPA, and we believe that compliance with OPA’s financial responsibility and other operating requirements will not have a material adverse effect on our financial position or results of operations.

Resource Conservation Recovery Act.    The Resource Conservation and Recovery Act, which we refer to as RCRA, is the principal federal statute governing the treatment, storage and disposal of hazardous waste.

RCRA imposes stringent operating requirements, and liability for failure to meet such requirements, on a person who is either a “generator” or “transporter” of hazardous waste or an “owner” or “operator” of a hazardous waste treatment, storage or disposal facility. At present, RCRA includes a statutory exemption that allows most oil and gas exploration and production waste to be classified as non-hazardous wastes. A similar exemption is contained in many of the state counterparts to RCRA. As a result, we are not required to comply with a substantial portion of RCRA’s requirements because our operations generate minimum quantities of hazardous waste. At various times in the past, proposals have been made to amend RCRA to rescind the exemption that excludes oil and gas exploration and production wastes from regulation as hazardous waste. Repeal or modification of the exemption by administrative, legislative or judicial process, or modification of similar exemptions in applicable state statutes, would increase the volume of hazardous waste we are required to manage and dispose of and would cause us to incur increased operating expenses.

Naturally Occurring Radioactive Materials, which we refer to as NORM, are materials not covered by the Atomic Energy Act, whose radioactivity is enhanced by technological processing such as mineral extraction or processing through exploration and production conducted by the oil and gas industry. NORM wastes are regulated under the RCRA framework, but primary responsibility for NORM regulation has been a state function. Standards have been developed for worker protection; treatment, storage and disposal of NORM waste; management of waste piles, containers and tanks; and limitations upon the release of NORM contaminated land for unrestricted use. We believe that the operations of our properties are in material compliance with all applicable NORM standards established by the various states in which Abraxas Petroleum operates wells on our behalf.

Clean Water Act.    The Clean Water Act, which we refer to as the CWA, and analogous state laws, impose restrictions and controls on the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by EPA or an analogous state agency. The CWA regulates storm water run-off from oil and natural gas facilities and requires a storm water discharge permit for certain activities. Such a permit requires the regulated facility to monitor and sample storm water run-off from its operations. The CWA and regulations implemented thereunder also prohibit discharges of dredged and fill material in wetlands and other waters of the United States unless authorized by an appropriately issued permit. Spill prevention, control and countermeasure requirements of the CWA require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture or leak. The CWA and comparable state statutes provide for civil, criminal and administrative penalties for unauthorized discharges for oil and other pollutants and impose liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release. We believe that the operations of our properties comply in all material respects with the requirements of the CWA and state statutes enacted to control water pollution.

Safe Drinking Water Act.    Oil and gas operations also produce wastewaters that are disposed via underground injection wells. These activities are regulated by the Safe Drinking Water Act, which we refer to as the SDWA, and analogous state and local laws. Underground injection is the subsurface placement of fluid through a well, such as the reinjection of brine produced and separated from oil and gas production. The main goal of the SDWA is the protection of usable aquifers. The primary objective of injection well operating requirements is to ensure the mechanical integrity of the injection apparatus and to prevent migration of fluids from the injection zone into underground sources of drinking water. Hazardous-waste injection well operations are strictly controlled, and certain wastes, absent an exemption, cannot be injected into underground injection control wells. In most states, no underground injection may take place except as authorized by permit or rule. We currently own and Abraxas Petroleum operates on our behalf various underground injection wells. Failure to abide by our permits could subject us to civil and/or criminal enforcement. We believe that we and Abraxas Petroleum are in compliance in all material respects with the requirements of applicable state underground injection control programs and our permits.

Clean Air Act.    The Clean Air Act, which we refer to as the CAA, and state air pollution laws and regulations provide a framework for national, state and local efforts to protect air quality. The operations of our properties utilize equipment that emits air pollutants which may be subject to federal and state air pollution control laws. These laws require utilization of air emissions abatement equipment to achieve prescribed emissions limitations and ambient air quality standards, as well as operating permits for existing equipment and construction permits for new and modified equipment.

Permits and related compliance obligations under the CAA, as well as changes to state implementation plans for controlling air emissions in regional non-attainment areas, may require oil and natural gas exploration and production operators to incur future capital expenditures in connection with the addition or modification of existing air emission control equipment and strategies. In addition, some oil and natural gas facilities may be included within the categories of hazardous air pollutant sources, which are subject to increasing regulation under the CAA. Failure to comply with these requirements could subject a regulated entity to monetary penalties, injunctions, conditions or restrictions on operations and enforcement actions. Oil and natural gas exploration and production facilities may be required to incur certain capital expenditures in the future for air pollution control equipment in connection with obtaining and maintaining operating permits and approvals for air emissions. We believe that we and Abraxas Petroleum are in compliance in all material respects with the requirements of applicable federal and state air pollution control laws.

The Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Protocol, became effective in February 2005. Under the Protocol, participating nations are required to implement programs to reduce emissions of certain gases, generally referred to as “greenhouse gases,” that are suspected of contributing to global warming. The United States is not currently a participant in the Protocol; however, Congress has recently considered proposed legislation directed at reducing “greenhouse gas emissions,” and certain states have adopted legislation, regulations and/or initiatives addressing greenhouse gas emissions from various sources, primarily power plants. Additionally, on April 2, 2007, the U.S. Supreme Court ruled in Massachusetts v. EPA that the EPA has authority under the CAA to regulate greenhouse gas emissions from mobile sources (e.g., cars and trucks). The Court also held that greenhouse gases fall within the CAA’s definition of “air pollutant,” which could result in future regulation of greenhouse gas emissions from stationary sources, including those used in gas and oil exploration and production operations. The gas and oil industry is a direct source of certain greenhouse gas emissions, namely carbon dioxide and methane, and future restrictions on such emissions could impact our future operations. It is not possible to accurately estimate how potential future laws or regulations addressing greenhouse gas emissions would impact our business. Nonetheless, domestic leaders in Congress have signaled their intention to release a bill during the 111th Congress that would comprehensively regulate greenhouse gas emissions through a “cap and trade” regime. Additionally, the Obama Administration has indicated that it is considering regulating greenhouse gas emissions through the Clean Air Act. Either of these initiatives would impact our operations.

National Environmental Policy Act.    Gas and oil exploration and production activities on federal lands are subject to the National Environmental Policy Act, which we refer to as NEPA. NEPA requires federal agencies, including the Department of Interior, to evaluate major agency actions having the potential to significantly impact the environment. In the course of such evaluations, an agency will prepare an Environmental Assessment that assesses the potential direct, indirect and cumulative impacts of a proposed project and, if necessary, will prepare a more detailed Environmental Impact Statement that may be made available for public review and comment. If we were to conduct any exploration and production activities on federal lands in the future, those activities would need to obtain governmental permits that are subject to the requirements of NEPA. This process has the potential to delay the development of gas and oil projects.

Endangered Species Act.    The Endangered Species Act, which we refer to as the ESA, restricts activities that may affect endangered or threatened species or their habitats. While some of our facilities may be located in areas that may be designated as habitat for endangered or threatened species, we believe that we are in substantial compliance with the ESA. However, the discovery of previously unidentified endangered or threatened species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected areas.

Abandonment Costs.    All of our oil and gas wells will require proper plugging and abandonment when they are no longer producing. Abraxas Petroleum has posted bonds with most regulatory agencies to ensure compliance with our plugging responsibility. Plugging and abandonment operations and associated reclamation of the surface production site are important components of our environmental management system. We plan accordingly for the ultimate disposition of properties that are no longer producing. In connection with the Formation Transactions, we agreed to be responsible for all plugging and abandonment costs relating to the wells that Abraxas Petroleum contributed to us and in connection with the St. Mary Acquisition, we agreed to be responsible for all plugging and abandonment costs relating to the properties we acquired. As of March 31, 2009, we have estimated these costs to be approximately $9.2 million.

Title to Properties

As is customary in the oil and gas industry, we make only a cursory review of title to undeveloped oil and gas leases at the time we acquire them. However, before drilling commences, we require a thorough title search to be conducted, and any material defects in title are remedied prior to the time actual drilling of a well begins. To the extent title opinions or other investigations reflect title defects, we, rather than the seller/lessor of the undeveloped property, are typically obligated to cure any title defect at our expense. If we were unable to remedy or cure any title defect of a nature such that it would not be prudent to commence drilling operations on the property, we could suffer a loss of our entire investment in the property. We believe that we have good title to our properties, some of which are subject to immaterial encumbrances, easements and restrictions. The oil and gas properties we own are also typically subject to royalty and other similar non-cost bearing interests customary in the industry. We do not believe that any of these encumbrances or burdens will materially affect our ownership or use of our properties.

Competition

We operate in a highly competitive environment. The principal resources necessary for the exploration and production of oil and gas are leasehold prospects under which oil and gas reserves may be discovered, drilling rigs and related equipment to explore for such reserves and knowledgeable personnel to conduct all phases of oil and gas operations. We must compete for such resources with both major oil and gas companies and independent operators. Many of these competitors have financial and other resources substantially greater than ours. Although we believe our current operating and financial resources are adequate to preclude any significant disruption of our operations in the immediate future, we cannot assure you that such materials and resources will be available to us.

Employees

We do not have any employees or dedicated senior management. Our general partner will manage our operations and activities on our behalf. As of March 31, 2009, our general partner had three executive officers who spend a portion of their time on our operations. Pursuant to our omnibus agreement, Abraxas Petroleum performs general and administrative services for us and for our subsidiary, Abraxas Operating. Abraxas Petroleum and Abraxas Operating have also entered into an operating agreement, under which Abraxas Petroleum operates our properties that are not subject to operating agreements with other parties. Abraxas Petroleum will continue as operator of our properties that are subject to operating agreements to the extent Abraxas Petroleum is the operator of record. For more information on the omnibus agreement and operating agreements and the fees paid thereunder, please read “Certain Relationships and Related Party Transactions.” As of March 31, 2009, Abraxas Petroleum had 65 full time employees. None of these employees is represented by labor unions or covered by any collective bargaining agreement. We believe that labor relations with these employees are satisfactory at this time.

Office Facilities

We share our executive and administrative offices with Abraxas Petroleum. These offices are located at 18803 Meisner Drive, San Antonio, Texas 78258. The office space consists of approximately 21,000 square feet, which is owned by Abraxas Petroleum, subject to a real estate lien note. We currently pay Abraxas Petroleum $2.6 million per year, and will continue to pay this amount until the second anniversary of the closing of this offering for general and administrative expenses, subject to annual adjustments for inflation and acquisition or other expansion adjustments.

Legal Proceedings

At March 31, 2009, we were not engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on us.

MANAGEMENT

Management of Abraxas Energy

We have no employees or dedicated senior management. Our general partner will manage our operations and activities on our behalf. Our general partner is wholly-owned by Abraxas Petroleum. All of the executive officers of our general partner are employees of Abraxas Petroleum and will devote their time as needed to conduct our business and affairs. Pursuant to our omnibus agreement with Abraxas Petroleum, Abraxas Petroleum will perform administrative services for us and for Abraxas Operating, such as accounting, finance, land and engineering.

Abraxas Petroleum and Abraxas Operating have also entered into an operating agreement, under which Abraxas Petroleum will operate our properties that are not subject to operating agreements with other parties. Abraxas Petroleum will continue as operator of our properties that are subject to operating agreements to the extent Abraxas Petroleum is the operator of record. For a description of the fees and expenses that we will pay pursuant to these agreements, please read “Certain Relationships and Related Party Transactions.”

Our general partner has a Board of Directors that oversees its management, operations and activities. Three of the six-member Board of Directors of our general partner meet the independence standards required of directors who serve on an audit committee of a board of directors established by Rule 10A-3 of the Exchange Act and the NASDAQ Stock Market. The current members of the audit and conflicts committee are Messrs. Aldridge, Melton and Patton. Audit and conflicts committee members may not be officers or employees of our general partner or directors, officers or employees of its affiliates and must meet the independence standards to serve on an audit committee of a board of directors established by the NASDAQ Stock Market, as well as certain other requirements.

The audit and conflicts committee will review our external financial reporting, recommend engagement of our independent registered public accountants, review procedures for internal auditing and the adequacy of our internal accounting controls, and review specific matters that the board believes may involve conflicts of interest. If such a matter is referred to the audit and conflicts committee of our general partner, it will determine if the resolution of the conflict of interest is fair and reasonable to us. Any matters approved by our audit and conflicts committee in good faith will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders. Except as described in “The Partnership Agreement—Voting Rights” and subject to its fiduciary duty to act in good faith, our general partner will have exclusive management power over our business and affairs.

Pursuant to the terms of an investors’ rights agreement among us, our general partner, Abraxas Petroleum and certain of the Private Investors, which we refer to as the investors’ rights agreement, the Private Investors have the right to designate one person to serve as a member of the Board of Directors of our general partner until such time as this registration statement becomes effective. The Private Investors selected Edward P. Russell to serve on the Board of Directors of our general partner as their director-designee. Mr. Russell has informed us that he intends to tender his resignation as a member of our Board of Directors upon the closing of this offering.

All of the executive officers of our general partner will allocate their time between managing our business and affairs and the business and affairs of Abraxas Petroleum; however, they may face a conflict regarding the allocation of their time between our business and the other business interests of Abraxas Petroleum. The executive officers of our general partner will devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs although it is currently anticipated that they will devote between 30% and 60% of their time to our business for the foreseeable future. We have entered into an omnibus agreement with Abraxas Petroleum and our general partner pursuant to which Abraxas Petroleum will perform administrative services for us. For a description of the fees and expenses that we will pay pursuant to this agreement, please read “Certain Relationships and Related Party Transactions.”

Directors and Executive Officers of Our General Partner

The following table sets forth certain information with respect to the members of the Board of Directors and the executive officers of our general partner. Executive officers and directors will serve until their successors are duly appointed or elected.

Name	Age	Position with Our General Partner
Robert L.G. Watson	58	Chief Executive Officer and Chairman of the Board
Barbara M. Stuckey	40	President and Secretary
Chris E. Williford	58	Chief Financial Officer and Treasurer
Ralph F. Cox	76	Director
Bryant H. Patton	50	Director
Randolph C. Aldridge	64	Director
Brian L. Melton	39	Director
Edward P. Russell	45	Director

Robert L.G. Watson has been the Chief Executive Officer of our general partner since May 2007 and was appointed to be the Chairman of the Board of Directors of our general partner in June 2007. Since May 2007, Mr. Watson has also served as Chief Executive Officer of Abraxas Operating, and Abraxas Energy Investments, LLC. Mr. Watson has served as Chairman of the Board, President, Chief Executive Officer and a director of Abraxas Petroleum since 1977. Since January 2003, Mr. Watson has served as Chairman of the Board, Chief Executive Officer and Director of Grey Wolf Exploration, Inc., an oil and gas exploration and production company whose shares are listed on the Toronto Stock Exchange and which was, until February 2005, a wholly-owned subsidiary of Abraxas Petroleum. Prior to forming Abraxas Petroleum, Mr. Watson held petroleum engineering positions with Tesoro Petroleum Corporation and DeGolyer and MacNaughton. Mr. Watson received a Bachelor of Science degree in Mechanical Engineering from Southern Methodist University in 1972 and a Master of Business Administration degree from the University of Texas at San Antonio in 1974. Mr. Watson currently devotes approximately one-third of his business time to his obligations for Grey Wolf. While there is no formal policy in place regarding potential conflicts of interest between Abraxas Petroleum and Grey Wolf, in February of 2005, in connection with Grey Wolf’s initial public offering in Canada, Abraxas Petroleum and Grey Wolf entered into a non-competition agreement pursuant to which Abraxas Petroleum agreed that it will not own or operate, directly or indirectly, any oil and gas properties outside the United States, and Grey Wolf agreed that it would not own or operate oil and gas properties located in the United States.

Barbara M. Stuckey has been the President of our general partner since May 2007 and Secretary of our general partner since July 2008. Ms. Stuckey was elected Vice President—Corporate Development of Abraxas Petroleum Corporation in June 2007 after serving as Director of Corporate Development since January 2005. In May 2007, Ms. Stuckey was also elected as Assistant Secretary of Abraxas Petroleum. Ms. Stuckey joined Abraxas Petroleum in 1997 and has held positions in investor relations, corporate finance, land and marketing. Since May 2007, Ms. Stuckey has also served as President and Secretary of Abraxas Operating and Abraxas Investments. Ms. Stuckey received a Bachelor of Arts degree from the University of Texas at San Antonio in 1991 and a Master of Business Administration degree from the Bordeaux Business School in 2004.

Chris E. Williford has been the Chief Financial Officer and Treasurer of our general partner since July 2008. Mr. Williford has served as Chief Financial Officer, Executive Vice President and Treasurer of Abraxas Petroleum since 1993. Prior to 1993, Mr. Williford was the Chief Financial Officer of American Natural Energy Corporation and the President of Clark Resources Corp. Mr. Williford received a Bachelor of Science degree in Business Administration from Pittsburg State University in 1973.

Ralph F. Cox was appointed to be a member of the Board of Directors of our general partner in June 2007. Mr. Cox is currently a member of the Board of Directors of Abraxas Petroleum, a position that he has held since December 1999, and has over 50 years of oil and gas industry experience, over 30 of which was with Atlantic Richfield Company (ARCO). Mr. Cox retired from ARCO in 1985 after serving as Vice Chairman. Mr. Cox then joined Union Pacific Resources prior to its acquisition by Anadarko Petroleum in July 2000, retiring in 1989 as President and Chief Operating Officer. Mr. Cox then joined Greenhill Petroleum Corporation as President until leaving in 1994 to pursue a consulting business. Mr. Cox currently serves on the board of CH2M Hill Companies, an engineering and construction firm, and as a trustee for Fidelity Mutual Funds. Mr. Cox also serves as a director of Validus International, a company specializing in oil field drilling tools, as a director of World GTL Inc., a gas-to-liquids production facility, and as a director of E-T Energy Ltd., a Canadian oil sands extraction company. Mr. Cox received Bachelor of Science degrees in Petroleum Engineering and Mechanical Engineering from Texas A&M University in 1954 and completed advanced studies at Emory University.

Bryant H. Patton was appointed to be a member of the Board of Directors of our general partner in June 2007. Mr. Patton founded BRYCAP Investments, Inc., a merchant banking firm specializing in management support, corporate finance and business development for energy related companies in 1999 and currently serves as President. Mr. Patton also co-founded Camden Resources, Inc., a private oil and gas exploration and production company in 2000 and served as Executive Vice President until the company was sold to Cinco Natural Resources Corporation in December 2007. Prior to founding Camden and BRYCAP, Mr. Patton served as Senior Vice President of Associated Energy Managers, an investment fund manager of institutional investments that specialized in mezzanine finance to independent oil and gas companies. Mr. Patton also serves on the board of Energy Partners, Ltd. Mr. Patton started his career in the energy industry with his family oil and gas company, TTE, Inc. Mr. Patton currently serves on the board of the Dallas Petroleum Club. Mr. Patton majored in Accounting at Texas Christian University and University of Texas at Dallas from 1976 to 1981.

Randolph C. Aldridge was appointed to be a member of the Board of Directors of our general partner in June 2007. Mr. Aldridge has over 35 years of diversified engineering, military and petroleum business experience, over 20 of which was with the Koch family of companies. Mr. Aldridge retired from Koch Pipelines, L.P. in 2002 after serving as Chairman of the Board. From 1980 to 2002, Mr. Aldridge served in various capacities from Manager of Supply and Transportation Projects of Koch Industries to President of Koch Oil Co. US, Koch Oil International, and Koch Petroleum Canada. From 1968 to 1974, Mr. Aldridge proudly served as an officer and carrier pilot in the United States Navy. Mr. Aldridge currently serves on the board of the Free Trade Alliance and on the Texas A&M Chemical Engineering Advisory Council. Mr. Aldridge also serves on the board of the Salvation Army. Mr. Aldridge obtained a Bachelor of Science degree in Chemical Engineering from Texas A&M University in 1966 and a Master of Science degree in International Business from the University of Texas at Dallas in 1975.

Brian L. Melton was appointed to be a member of the Board of Directors of our general partner in September 2008. Mr. Melton has served as Vice President of Corporate Strategy of Inergy, L.P. (Nasdaq: NRGY), a publicly traded limited partnership that specializes in retail propane distribution and midstream processing and storage facilities, since September 2008. Prior to joining Inergy, Mr. Melton was a Director in the Energy Corporate Investment Banking groups of Wachovia Securities and A.G. Edwards, prior to its merger with Wachovia in October of 2007. Mr. Melton joined A.G. Edwards in July 2000 and was a senior member of the energy corporate finance team, which was consistently ranked as one of the top three underwriters / advisors of MLP’s in the energy industry. From November 1995 until July 2000, Mr. Melton served as Director of Finance & Corporate Planning with TransMontaigne Inc., a downstream refined products supply, transportation and logistics company. Mr. Melton received a Bachelor of Science degree in Management and a Master of Business Administration degree from Arkansas State University.

Edward P. Russell was appointed to be a member of the Board of Directors of our general partner in January 2009. Mr. Russell currently serves as the President of Tortoise Capital Resources Corp. and Tortoise Gas and Oil Corp. Prior to joining Tortoise Capital Advisors, Mr. Russell was a Managing Director at Stifel, Nicolaus & Company, Inc. where he headed the Energy and Power group. Prior to Stifel, Mr. Russell served more than 15 years as an investment banker at Pauli & Company, Inc. and Arch Capital, LLC and as a commercial banker with Magna Bank and Southside National Bank. Mr. Russell attended Maryville University in St. Louis, Missouri. Mr. Russell has informed us that he intends to tender his resignation as a member of our Board of Directors upon the closing of this offering.

Payment of Fees and Reimbursement of Expenses

Our general partner will not receive any management fee or other compensation for its management of our partnership but it will be entitled to reimbursements of all actual direct and indirect expenses it incurs or actual payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business.

Pursuant to our omnibus agreement, Abraxas Petroleum will perform general and administrative services for us and for Abraxas Operating, such as accounting, finance, land and engineering. We currently pay Abraxas Petroleum $2.6 million per year, which includes an adjustment of $1.1 million annually as a result of the St. Mary Acquisition, for performing these general and administrative services. This fee will remain in effect until the second anniversary of the closing of this offering. We expect this amount to be similar after the first two years, subject to annual adjustments for inflation and acquisition or other expansion adjustments. This amount was determined by reference to Abraxas Petroleum’s historical general and administrative expenses and Abraxas Petroleum’s analysis and determination that our properties are predominantly developed and require relatively less management time than undeveloped properties and drilling prospects. In addition, we have estimated that we will incur $0.8 million per year of incremental expenses as a result of being a publicly traded partnership. We expect our incremental expenses will include costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees, incremental insurance costs, and director, accounting, reservoir engineering and legal fees.

Pursuant to our operating agreements, we are required to reimburse Abraxas Petroleum for all direct and indirect expenses associated with operating our wells. Operating expenses are the costs incurred in the operation of producing properties. Expenses for utilities, direct labor, water injection and disposal, production taxes and materials and supplies comprise the most significant portion of our operating expenses. Operating expenses do not include general and administrative expenses. Our omnibus agreement and our operating agreements require us to reimburse Abraxas Petroleum for its expenses incurred on our behalf and on behalf of Abraxas Operating. Please read “Certain Relationships and Related Party Transactions—Summary of Formation Transaction Documents—Omnibus Agreement” and “Certain Relationships and Related Party Transactions—Summary of Formation Transaction Documents—Operating Agreement.”

Executive Compensation

We and our general partner were formed in May 2007. We have no employees or dedicated senior management; therefore, we have not entered into any employment agreements nor will we offer any employee benefit plans or other retirement benefits. The officers of our general partner manage us. Compensation for such officers will be determined by the compensation committee of Abraxas Petroleum. Aside from incentive compensation awards to be granted under our long-term incentive plan, the executive officers of our general partner are not compensated by our general partner for their services in such capacity. Accordingly, we are not presenting any compensation for historical periods for our executive officers.

On January 31, 2008, in connection with the closing of the St. Mary Acquisition, the Board of Directors of our general partner awarded 63,008 phantom units with distribution equivalency rights under our long-term incentive plan to certain key employees of Abraxas Petroleum. On January 2, 2009, the Board of Directors of our general partner awarded 52,000 restricted units to the employees of Abraxas Petroleum and directors of our general partner. In conjunction with the consummation of this offering, the Board of Directors of our general partner has approved the grant of 248,950 option units to the executive officers of our general partner and certain key employees of Abraxas Petroleum. We will bear the cost of the grant with respect to any awards issued under this plan.

The awards to the directors and executive officers of our general partner and the executive officers of Abraxas Petroleum are as follows:

Name	Phantom Units	Unit Options	Restricted Units
Robert L.G. Watson	9,991	63,000	6,000
Barbara M. Stuckey	8,776	42,000	4,000
Chris E. Williford	5,693	15,750	2,500
Lee T. Billingsley	5,693	15,750	2,500
William H. Wallace	5,693	15,750	2,500
Stephen T. Wendel	5,693	15,750	2,500
Ralph F. Cox	—	—	4,000
Bryant H. Patton	—	—	4,000
Randolph C. Aldridge	—	—	4,000
Brian L. Melton	—	—	4,000
Edward Russell	—	—	—

All directors and executive officers	41,539	168,000	36,000

The remaining 21,469 phantom units were awarded to certain key employees of Abraxas Petroleum in connection with the closing of the St. Mary Acquisition. The remaining 80,950 unit options and 16,000 restricted unit awards either have been or will be granted to certain key employees of Abraxas Petroleum in connection with this offering. The unit options will vest over four years and will have an exercise price equal to the initial public offering price. The restricted units vest over four years.

The phantom units and associated distribution equivalency rights will vest over four years and their value is based on the price of our common units, our quarterly cash distributions and the percentage increase in our cash distributions over time. For each quarter that unvested phantom units are outstanding, distribution equivalency rights entitle the holder of phantom units to receive additional phantom units equal to the cash distribution per unit made by us to the common unitholders divided by the market price of our common units on the date of the distribution multiplied by the holder’s cumulative number of unvested phantom units. On each vesting date, a holder of phantom units is entitled to receive a cash payment equal to the product of: (1) the number of vested phantom units awarded to such participant (including phantom units awarded pursuant to distribution equivalency rights), (2) the market price of our common units on the vesting date and (3) a performance milestone multiplier that is based on the percentage increase in our cash distribution per unit as of the most recent quarterly distribution on the first vesting date compared to the most recent quarterly distribution on the phantom unit grant date. After the first vesting date, the percentage increase in our cash distribution per unit is based on the most recent quarterly distribution on a particular vesting date compared to the most recent quarterly distribution on the prior vesting date. The performance milestone multiplier is determined as follows:

Percentage Increase in Cash Distribution	Performance Milestone Multiplier
0 to 4.99%	0
5.00%	1.0
5.01%-14.99%	1.0 plus 0.1 for each whole percentage point over 5%
15.00% and above	2.0

In making the awards of phantom units, the Board of Directors of our general partner established a basket of phantom unit awards for acquisitions. After the closing of a significant acquisition (or a group of smaller acquisitions), the Board will determine what amount of phantom units, if any, to award to our executive officers and the executive officers and key employees of Abraxas Petroleum based on their subjective determination of the contributions by each such officer or key employee to the acquisition.

In making the awards of unit options and restricted units, the Board of Directors of our general partner reviewed similar awards made by a group of exploration and production master limited partnerships and further reviewed the components of those awards with respect to the percentage of restricted units compared to the percentage of unit options awarded. The group of master limited partnerships reviewed consisted of Breitburn Energy Partners L.P., EV Energy Partners, L.P., Atlas Energy Resources, LLC, Constellation Energy Partners LLC, Legacy Reserves LP, Linn Energy, LLC, and Vanguard Natural Resources, LLC.

As a result of this review, the Board determined that of the comparable partnerships that granted awards at the time of their initial public offerings, an average of 25% of the awards available under their respective long-term incentive plans were granted and that approximately 16% of those awards were in the form of restricted units with the remainder granted as unit options. Several of the comparable partnerships did not grant awards at the time of their initial public offerings. In connection with this offering and on January 2, 2009 with respect to the restricted unit awards, we have granted 300,950 units to officers and directors of our general partner and certain key employees of Abraxas Petroleum, which equate to 26% of our available awards under our long-term incentive plan, with 17% being in the form of restricted units and the remainder, unit options. With regard to the restricted units awards to the directors of our general partner, Mr. Watson subjectively determined that in lieu of annual cash compensation, the directors of our general partner would be paid in restricted units and that the amount of distributions on these restricted units would initially equate to annual cash compensation of approximately $6,000 based upon our current annual distribution rate of $1.50 per unit. In addition, Mr. Watson determined that the directors of our general partner should have equity-based incentives to help align their interests with those of our unitholders. The Board of Directors approved a grant of 4,000 restricted units to each director (other than Mr. Watson), entitling each of them to receive cash distributions of approximately $6,000 per year at our expected initial annual distribution rate of $1.50 per unit.

Compensation Discussion and Analysis

We do not directly employ any of the persons responsible for managing our business, and we do not have a compensation committee. Our general partner will manage our operations and activities, and its Board of Directors and executive officers will make decisions on our behalf. Mr. Watson, Ms. Stuckey and Mr. Williford also serve as executive officers of Abraxas Petroleum. The compensation of Abraxas Petroleum’s employees that perform services on our behalf (other than the long-term incentive plan benefits described below) will be set by the compensation committee of and be paid for by Abraxas Petroleum. We do not expect to pay any salaries or bonuses to our executive officers. Our payment for the compensation of our general partners’ executive officers is governed by the omnibus agreement.

The compensation committee of Abraxas Petroleum will approve the compensation of the executive officers of our general partner based on the committee’s compensation philosophy of aligning the interests of its executive officers with those of its stockholders. Key elements of this philosophy are:

•

Establishing compensation plans that deliver base salaries which are competitive with companies in Abraxas Petroleum’s peer group, within its budgetary constraints and commensurate with its salary structure;

•	Rewarding outstanding performance particularly where such performance is reflected by an increase in Abraxas Petroleum’s net asset value; and

•	Providing equity-based incentives to ensure motivation over the long-term to respond to Abraxas Petroleum’s business challenges and opportunities as owners rather than just as employees.

The compensation currently paid to Abraxas Petroleum’s executive officers consists of three core elements: base salary, annual bonuses under a performance-based, non-equity incentive plan and long-term equity based awards under our long-term incentive plan and under Abraxas Petroleum’s long-term equity incentive plan. Abraxas Petroleum believes these elements support its underlying philosophy of aligning the interests of its executive officers with those of its stockholders by providing the executive officers a competitive salary, an opportunity for annual bonuses and equity-based incentives to ensure motivation over the long-term. Abraxas Petroleum views the three core elements of compensation as related but distinct. Although it reviews total compensation, it does not believe that significant compensation derived from one component of compensation should increase or reduce compensation from another component. Abraxas Petroleum determines the appropriate level for each component of compensation separately. Abraxas Petroleum has not adopted any formal or informal policies or guidelines for allocating compensation among long-term incentives and annual base salary and bonuses, between cash and non-cash compensation, or among different forms of non-cash compensation; however, the age, tenure and seniority of each named executive officer is considered in making compensation decisions.

Base salaries for the executive officers of Abraxas Petroleum are set at a level that Abraxas Petroleum believes enables it to hire and retain individuals in a competitive environment and to reward individual performance and contribution to its overall business goals. Abraxas Petroleum reviews the salary structure of Abraxas Petroleum as compared to a peer group of exploration and production companies included in a survey that includes over 200 companies within the energy industry. Abraxas Petroleum’s salary range is set by reference to the salaries paid by its peer group companies in the survey while remaining within its budgetary constraints. Abraxas Petroleum uses the companies in its peer group to compare its salary structure to that of other companies that compete with it for executives but without targeting salaries to be higher, lower, or approximately the same as those of the companies in the peer group. Increases in base salary levels from time to time are designed to reflect competitive practices in the industry, individual performance and the officer’s contribution to overall business goals. Individual performance and contribution to the overall business goals of Abraxas Petroleum are subjective measures and evaluated by Mr. Watson and the Abraxas Petroleum compensation committee.

The Abraxas Petroleum bonus plan is intended to create financial incentives for its executive officers that are tied directly to increases in net asset value, or NAV, per share of Abraxas Petroleum common stock. Abraxas Petroleum chose NAV as the foundation of the bonus plan because it believes that NAV equates to the value of Abraxas Petroleum’s reserve base, giving risked credit for non-proven reserves, and adjusted for other assets and liabilities, including long-term debt. Under the bonus plan, NAV is calculated at each year-end after receipt of the reserve report from its independent petroleum engineering firm and the audited financials, subject to certain adjustments. The annual bonuses are calculated by the percentage increase in the current year-end NAV per share over the previous year-end NAV per share up to the first 10%; after 10% has been achieved, all excess percentage increases are doubled, with a maximum award for any one-year of 70% of the executive officer’s base annual salary.

Our general partner has adopted a long-term incentive plan for executive officers and directors of our general partner and certain key employees, including executive officers, of Abraxas Petroleum. The long-term incentive plan provides for the grant of options, restricted units, phantom units, unit appreciation rights and other unit-based awards. The Board of Directors of our general partner has approved the grant of awards for a total of 248,950 units pursuant to the long-term incentive plan described below in conjunction with this offering. Additionally, on January 31, 2008, in connection with the closing of the St. Mary Acquisition, the Board of Directors of our general partner granted 63,008 phantom unit awards to certain key employees of Abraxas Petroleum and on January 2, 2009, the Board of Directors of our general partner granted 52,000 restricted unit awards to employees of Abraxas Petroleum and directors of our general partner. For a more detailed description of the long-term incentive plan, please read “—Long-Term Incentive Plan” below.

During the first quarter of each year, Mr. Watson will submit his recommendations to the Board of Directors for long-term incentive awards based upon his subjective evaluation of the individual performance of each officer of the general partner and certain key employees of Abraxas Petroleum, except himself. Mr. Watson also factors in the quantity and value of the long-term incentives that each officer and key employee has been previously granted. The Board of Directors will review and discuss Mr. Watson’s recommendations and will make the final determination as to such awards. For awards to be made to Mr. Watson, the Board of Directors will subjectively evaluate Mr. Watson’s performance and, in their sole authority, determine how many, if any, long-term incentive awards to grant to Mr. Watson. It is anticipated that the Board of Directors will consider the quantity and value of the long-term incentives previously granted to Mr. Watson when considering making awards to him. In determining whether to grant long-term incentive awards, such awards will be substantially contingent upon the conclusion of Mr. Watson and the Board of Directors (and only the Board of Directors with respect to awards to be made to Mr. Watson) as to whether individual and management’s collective efforts have produced attractive long-term returns to our unitholders by increasing cash distributions and the market price of our common units over time as well as whether we have been able to make accretive acquisitions. In determining whether to grant long-term incentive awards, we anticipate that neither Mr. Watson nor the Board of Directors will have specific numerical targets, but rather will make a subjective determination based upon the state of the oil and gas exploration and production industry and other general economic factors at the time of their evaluation. There is no limitation on the amount of awards that may be granted to any participant. We do not intend to grant long-term incentives every year and we may award long-term incentives at other times during the year, principally in the event of a significant partnership event, such as an accretive acquisition. We believe that certain partnership events, such as the St. Mary Acquisition, may warrant the granting of awards outside the normal course of business if, in the Board’s discretion, the events are significant to the future success of Abraxas Energy. We do not time award grants in coordination with the release of material non-public information. The exercise price of all unit option awards will be no less than 100% of the fair market value on the date of the award, and as a general rule, all long-term incentive awards will contain a four-year vesting schedule to ensure motivation over the long-term to respond to Abraxas Energy’s business challenges and opportunities as owners rather than just employees.

Together with our general partner, we have entered into indemnification agreements with each of our general partner’s directors and executive officers and certain key employees of Abraxas Petroleum. Pursuant to the indemnification agreements, we and our general partner are required to indemnify each indemnitee, among other things, against expenses (including attorneys’ fees), judgments, penalties and fines (including excise taxes) and amounts paid in settlement that are actually and reasonably incurred if and whenever an indemnitee was or is, or is threatened to be made, a party to any proceeding by reason of the fact that the person serves or served as a director, officer, employee, agent, representative or other functionary of our general partner or us, or is or was serving at the request of our general partner or us, in any such capacity for an affiliate of the general partner or us, provided that the indemnitee engaged in the service or conduct in question in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of our general partner or us and, in the event the proceeding is a criminal action or involves the indemnitee’s conduct, the indemnitee had no reasonable cause to believe that such conduct was unlawful. Also as permitted under Delaware law, the indemnification agreements require our general partner and us to advance expenses in defending such an action, provided that the director or executive officer undertakes to repay the expenses advanced if he or she is ultimately determined not to be entitled to indemnification from our general partner or us. We and our general partner are also required to make the indemnitees whole for taxes imposed on the indemnification payments made pursuant to the indemnification agreements.

Compensation of Directors

Officers of our general partner who also serve as directors will not receive additional compensation for their service as a director of our general partner. Our general partner anticipates that, following the closing of this offering, each director who is not an officer or employee of our general partner will receive compensation for attending meetings of the board of directors, as well as committee meetings. The initial compensation for directors of our general partner who are not officers of our general partner was a one-time award of 4,000 restricted units which were granted on January 2, 2009 and which will vest over a four year period. In addition, each non-employee director is expected to receive a fee of $1,500 per meeting of the board if attended in person, or $750 per meeting of the board if attended via telephonic conference, and a fee of $1,000 per meeting for each meeting of a committee of the board attended in person, or $500 per meeting for each meeting of a committee of the board attended via telephonic conference. The chairman of each committee is expected to receive an additional annual fee of $3,000. The directors will be fully indemnified by us for actions associated with being a director to the extent permitted under Delaware law. The compensation payable to our directors is not included in the $2.6 million payment to Abraxas Petroleum for general and administrative expenses pursuant to our omnibus agreement.

Long-Term Incentive Plan

Our general partner has adopted the Abraxas Energy Partners, L.P. Long-Term Incentive Plan, which we refer to as our long-term incentive plan or our plan, to provide incentive compensation awards for employees, consultants and directors who perform services for our general partner and affiliates, including Abraxas Petroleum. The following awards are expected to be available under our long-term incentive plan: options, restricted units, phantom units, unit appreciation rights and other unit-based awards. Awards may provide for the issuance of common units of the partnership, payments of cash, or a combination of both. Our long-term incentive plan limits the number of units that may be delivered pursuant to awards to 1,136,160 units, of which awards for 248,950 units will be granted in conjunction with this offering. In addition, 63,008 phantom units were awarded to certain key employees of Abraxas Petroleum in connection with the closing of the St. Mary Acquisition on January 31, 2008 and on January 2, 2009, 52,000 restricted units were awarded to employees of Abraxas Petroleum and directors of our general partner. Units withheld to satisfy exercise prices or tax withholding obligations or that are otherwise forfeited by award recipients are available for issuance pursuant to other awards. Our long-term incentive plan will be administered by the Board of Directors of our general partner, the compensation committee of the board, or such other committee as may be appointed by the board, which we refer to as the plan administrator, as applicable.

The plan administrator may terminate or amend our long-term incentive plan at any time with respect to any units for which a grant has not yet been made. The plan administrator also has the right to alter or amend our long-term incentive plan or any part of our plan from time to time, including by increasing the number of units that may be granted, subject to the requirements of the NASDAQ Stock Market. However, no amendment or termination of our long-term incentive plan will be permitted, that may materially reduce the rights or benefits provided under any outstanding award without the consent of the holder of such award. Our long-term incentive plan provides for its expiration upon the earlier of: (1) its termination by the plan administrator, (2) the tenth anniversary of the date our plan is approved by our general partner or (3) the date that all awards have been paid out under the terms of our plan. No awards will be granted following the tenth anniversary of the approval of our plan.

Our plan provides that common units to be delivered under unit awards, as restricted units, upon the vesting of phantom units, through unit appreciation rights, upon the exercise of an option, or through any other award under our plan, may be common units acquired by us in the open market, common units acquired by us from any other person, a new issuance of common units, or any combination of the foregoing, in the plan administrator’s discretion. Our plan provides further, that if we issue new common units upon the delivery of units of any award under our plan, the total number of common units outstanding will increase, but such increase will not impact the total number of units available under our plan, which will remain at 1,136,160 or 10% of the units outstanding as determined immediately prior to the effective date of this prospectus, subject to a possible amendment of our plan by the plan administrator.

Restricted Unit Awards

A restricted unit award provides a grantee with common units that are subject to certain forfeiture restrictions, until such restrictions lapse due to the vesting of the award. Generally, the units vest over a period of time contingent upon the continuous service of the grantee of the award. If a grantee’s employment or consulting arrangement or membership on the Board of Directors terminates for any reason prior to the vesting of the award, the grantee’s restricted units will be automatically forfeited unless, and to the extent, the plan administrator or the terms of the award agreement provide otherwise. The plan administrator may make grants of restricted unit awards to eligible individuals as it determines in its sole discretion, and such awards will be subject to the terms and conditions as the plan administrator shall determine and set forth in individual award agreements, including the period of time over or events upon which restricted units will vest and the effect of termination of service. The plan administrator, in its discretion, may base its determination of who will receive an award or the vesting of the award on the achievement of specified financial objectives. In addition, the restricted units will vest upon a “change of control” of our partnership or our general partner, as defined in our plan or an award agreement, unless provided otherwise by the plan administrator or an award agreement. Distributions from the partnership made with respect to restricted units may be subjected to the same or different vesting provisions as the restricted unit.

Under our plan, a change of control is generally deemed to include one or more of the following events:

•

a party other than an affiliate of our general partner becoming the beneficial owner, by way of merger, consolidation, recapitalization, reorganization or otherwise, of more than 50% of the combined voting power of the equity interests in our general partner or in us;

•	our partners approve, in one or a series of transactions, a plan for our complete liquidation;

•

the sale or other disposition by either our general partner or us of all or substantially all of its or our respective assets, as the case may be, in one or more transactions to any party other than our general partner or an affiliate of our general partner; or

•	a transaction resulting in a party other than our general partner or an affiliate of our general partner becoming our general partner.

We intend for the restricted units under our plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of our common units. Therefore, plan participants will not be required to pay any consideration for the common units they receive, and we will receive no remuneration for the units.

Phantom Unit Awards

A phantom unit award entitles the grantee to receive common units upon the vesting of the phantom units or, in the discretion of the plan administrator, cash equivalent to the value of common units. Generally, the phantom unit award vests over a period of time contingent upon the continuous service of the grantee of the award. If a grantee’s employment or consulting arrangement or membership on the Board of Directors terminates for any reason, the grantee’s phantom units will be automatically forfeited unless, and to the extent, the plan administrator or the terms of the award agreement provide otherwise. The plan administrator may make grants of phantom unit awards under our plan to eligible individuals as it determines in its sole discretion, and such awards will be subject to the terms and conditions as the plan administrator shall determine and set forth in award agreements, including the period of time over or events upon which phantom units granted will vest and the effect of termination of service. The plan administrator, in its discretion, may base its determination of who will receive an award or the vesting of the award on the achievement of specified financial objectives. In addition, the plan administrator may provide that the phantom units vest upon a “change of control” of us or our general partner.

The plan administrator may, in its discretion, grant distribution equivalent rights, which we refer to as DERs, with respect to and in conjunction with phantom unit awards. DERs entitle the participant to receive cash or additional awards equal to the amount of any cash distributions made by us as to common units during the period the phantom units are outstanding. Payment of a DER may be subject to the same vesting terms as the award to which it relates or different vesting terms, in the discretion of the plan administrator. In addition, the plan administrator, in its discretion, may cause the phantom unit awards to be contingent on satisfaction of certain performance milestones.

We intend the issuance of any common units upon vesting of the phantom units under our plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of our common units. Therefore, plan participants will not pay any consideration for the common units they receive, and we will receive no remuneration for the units.

Unit Options

Our long-term incentive plan provides for the grant to eligible individuals of options to purchase our common units at a designated exercise price at specified periods of time. The plan administrator will determine who will receive option grants, and the terms and conditions of such option grants, in its sole discretion, provided, however, unit options must have an exercise price that is not less than the fair market value of the units on the date of grant of the option. In general, unit options granted will become exercisable as the option vests over a period of time or at certain times as determined by the plan administrator and set forth in an award agreement. In addition, the plan administrator may provide that unit options will become exercisable upon a “change of control” of our partnership or our general partner. If a grantee’s employment or consulting arrangement or membership on the Board of Directors terminates for any reason, the grantee’s unvested unit options will be automatically forfeited, and the grantee’s vested options will be exercisable for only a limited period of time following such termination, unless, and to the extent, the option agreement or the plan administrator provides otherwise.

The issuance of unit options is intended to furnish additional compensation to plan participants and to align their economic interests with those of common unitholders.

Unit Appreciation Rights

Our long-term incentive plan provides for the grant of unit appreciation rights. A unit appreciation right (UAR) is an award that, upon exercise, entitles the participant to receive the excess of the fair market value of a unit on the exercise date over the exercise price established for the UAR. Such excess will be paid in cash or common units, as determined by the plan administrator in its discretion. The plan administrator will determine who will receive an UAR award, and the terms and conditions of such UAR awards, in its sole discretion; provided, however, that unit appreciation rights must have an exercise price that is not less than the fair market value of the common units on the date of grant of the award. In general, unit appreciation rights granted will become exercisable as the UAR vests over a period of time or at certain times as determined by the plan administrator and set forth in an award agreement. In addition, the plan administrator may provide that unit appreciation rights will become exercisable upon a “change in control” of our partnership or our general partner, unless provided otherwise by the plan administrator. If a grantee’s employment or consulting arrangement or membership on the Board of Directors terminates for any reason, the grantee’s unvested unit appreciation rights will be automatically forfeited, and the grantee’s vested options will be exercisable for only a limited period of time following such termination, unless, and to the extent, the grantee agreement or plan administrator provides otherwise.

The issuance of unit appreciation rights is intended to furnish additional compensation to plan participants and to align their economic interests with those of common unitholders.

Other Unit-Based Awards

Our long-term incentive plan permits the grant of other unit-based awards, which are awards that are based, in whole or in part, on the value or performance of a common unit. Upon vesting or other time or event determined by the plan administrator, the award may be paid in common units, cash or a combination thereof, as provided in the grant agreement.

U.S. Federal Income Tax Consequences of Awards Under the Long-Term Incentive Plan

Generally, there are no income tax consequences for the participant or us when awards are granted under our plan, unless such awards are not subject to a substantial risk of forfeiture upon grant, such as when they are fully vested, or unless a grantee files a valid “83(b) election” as to a restricted unit award. In the event of a fully vested award or an award on which a grantee filed a valid 83(b) election, the value of the award as of the date of grant, which would be the cash and/or the fair market value of a unit on the date of grant, will be taxable to the participant, and deductible by us, in the year the grant is made. Upon the payment to the participant of common units and/or cash in connection with the vesting of restricted units to which an 83(b) election was not made, the vesting of phantom units, or the exercise of unit options or unit appreciation rights, the participant will recognize compensation income equal to the cash and/or fair market value of the units as of the vesting date or date of exercise, and we will be entitled to a corresponding deduction. In addition, certain awards granted under this plan may constitute “deferred compensation” for purposes of Section 409A of the Internal Revenue Code, which we refer to as Section 409A, and which imposes certain restrictions on the election thereunder, and on the time and form of payment of affected compensation. Failure to satisfy the requirements of Section 409A as to awards subject to its requirements will subject the affected compensation to a 20% excise tax. The terms of our plan, together with the agreements for any awards granted under our plan, are intended to comply with Section 409A through satisfying a provided exception under the Final Regulations under Section 409A or through compliance with the Section 409A requirements for deferred compensation. As additional guidance is issued under Section 409A, we may alter the provisions of our plan and the terms of awards granted under our plan to comply with the requirements of, or satisfy an exception under, Section 409A and the guidance issued in connection therewith.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common units held by beneficial owners of 5% or more of our common units as of May 14, 2009, and as adjusted for this offering, all of the Private Investors, each director and named executive officer of our general partner, and by all directors and executive officers of our general partner as a group. The table assumes that the underwriters’ over-allotment option to purchase additional common units and redeemable warrants is not exercised, that the redeemable warrants are not exercised and that Abraxas Petroleum does not purchase any common units and redeemable warrants in this offering.

Name of Beneficial Owner	Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned Prior to This Offering	Percentage of Common Units Beneficially Owned After This Offering
Lehman Brothers MLP Opportunity Fund L.P.(1)(2)	1,221,254	10.7%	7.9%
Lehman Brothers Holdings Inc.(2)	1,221,254	10.7%	7.9%
Citigroup Global Markets Inc.(1)(3)	1,221,254	10.7%	7.9%
Sean Shi(3)	1,221,254	10.7%	7.9%
Third Point Partners LP(1)(4)	585,697	5.1%	3.8%
Third Point Partners Qualified LP(1)(4)	543,693	4.7%	3.5%
Third Point LLC(4)	1,129,660	9.9%	7.3%
Daniel S. Loeb(4)	1,129,660	9.9%	7.3%
Fiduciary/Claymore MLP Opportunity Fund(1)(5)	534,299	4.7%	3.5%
Valley Energy Investment Fund U.S., L.P.(1)(6)	854,878	7.5%	5.5%
Abraxas Energy Investments, LLC(7)	5,350,598	46.7%	34.6%
Abraxas Petroleum Corporation(7)	5,350,598	46.7%	34.6%
Tortoise Capital Resources Corporation(1)(8)	457,971	4.0%	3.0%
Martin B Perlman Associates(1)(9)	44,010	*	*
MEDDS III(1)(9)	53,713	*	*
Martin Perlman(9)	97,723	*	*
Leonard Greenberg IRA(1)(10)	12,208	*	*
Leonard Greenberg(10)	12,208	*	*
Hartz Capital Investments, LLC(1)(11)	305,314	2.7%	2.0%
Hartz Capital, Inc.(11)	305,314	2.7%	2.0%
Edward J. Stern(11)	305,314	2.7%	2.0%
Ronald J. Bangs(11)	305,314	2.7%	2.0%
Jonathan B. Schindel(11)	305,314	2.7%	2.0%
Franklin A. Burke(1)(12)	71,428	*	*
Robert L.G. Watson(1)(13)	40,714	*	*
Barbara M. Stuckey(1)(13)	18,986	*	*
Chris E. Williford(13)	2,500	*	*
Ralph F. Cox(13)	4,000	*	*
Bryant H. Patton(13)	4,000	*	*
Randolph C. Aldridge(13)	4,000	*	*
Brian L. Melton(13)	4,000	*	*
Edward P. Russell	—	*	*
All directors and executive officers of Abraxas General Partner, LLC as a group(13)	78,200	*	*

*	Less than 1%

(1)	Private Investor. On February 15, 2008, Energy Income and Growth Fund, a Private Investor, sold its common units to certain accredited investors in a privately-negotiated transaction. In total, the accredited investors purchased 225,090 common units. The accredited investors were Robert L.G. Watson; Barbara M. Stuckey; Venture Securities Corporation Pension Trust, Venture Securities Corporation Profit Sharing Trust, Franklin A. Burke and Elizabeth K. Burke, Trustees; Frey Living Trust, Philip Frey, Trustee; Geraldine Houghton; Robert W. Finley; Petker Charitable Remainder Trust, Herman Petker, Trustee; Greg and Leslie Otto; Jim Loeffelbein; and Coal Creek Energy, LLC. We refer to all of these accredited investors as Private Investors in this Prospectus.

(2)

The Board of Directors of Lehman Brothers Holding Inc., whose members may change from time to time has voting and investment control over the units held by Lehman Brothers MLP Opportunity Fund L.P. The members of the Board of Directors of Lehman Brothers Holdings Inc. disclaim beneficial ownership of all of such units. The address of Lehman Brothers MLP Opportunity Fund L.P. is 399 Park Avenue, 9th Floor, New York, NY 10022. Lehman Brothers MLP Opportunity Fund L.P.’s general partner is an indirect wholly-owned subsidiary of Lehman Brothers Holdings Inc., a public reporting company.

(3)

Sean Shi in his capacity as its authorized employee, has voting and investment control over the units held by Citigroup Global Markets Inc. Mr. Shi disclaims beneficial ownership of all of such units. The address of Citigroup Global Markets Inc. is 390 Greenwich Street, 3rd Floor, New York, NY 10013. Citigroup Global Markets Inc. is a member of FINRA and a broker-dealer registered pursuant to Section 15(b) of the Exchange Act. Accordingly, Citigroup Global Markets Inc. is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act under the interpretations of the SEC. Citigroup Global Markets Inc. (i) purchased the securities for its own account, not as a nominee or agent, in the ordinary course of business and with no intention of selling or otherwise distributing any transaction in violation of securities laws and not as compensation for investment banking services, and (ii) at the time of purchase, Citigroup Global Markets Inc. did not have any agreement or understanding, direct or indirect, with any other person to sell or otherwise distribute the units purchased.

(4)

Third Point LLC, and Daniel S. Loeb in his capacity as the CEO of Third Point LLC, have voting and investment control over the units held by Third Point Partners LP and Third Point Partners Qualified LP. Third Point LLC is the investment advisor for Third Point Partners LP and Third Point Partners Qualified LP. The address of Third Point LLC is 390 Park Avenue, 18th Floor, New York, NY 10022.

(5)	Pursuant to investment advisory agreements entered into with Fiduciary/Claymore MLP Opportunity Fund, Fiduciary Asset Management, LLC. (FAMCO) holds voting and dispositive power with respect to the units held by such unitholders. The investment committee of FAMCO is responsible for the investment management of the unitholders’ portfolio. As of October 10, 2007, the investment committee of FAMCO is comprised of Charles D. Walbrandt, Wiley D. Angell, Joseph E. Gallagher, James J. Cunnane, Jr., Mohammed Riad, Timothy Swanson, Quinn T. Kiley, Katherine K. Dienner and William N. Adams each of whom disclaims beneficial ownership of the units held by Fiduciary/Claymore MLP Opportunity Fund except to the extent of such person’s pecuniary interest therein. The unitholders corresponding to this footnote have each represented that (i) it purchased the securities for the unitholder’s own account, not as a nominee or agent, in the ordinary course of business and with no intention of selling or otherwise distributing such securities in any transaction in violation of securities laws and (ii) at the time of purchase, the unitholder did not have any agreement or understanding, direct or indirect, with any other person to sell or otherwise distribute the purchased securities. Piper Jaffray Companies, an affiliate of Fiduciary/Claymore MLP Opportunity Fund is a member of the FINRA. The address of Fiduciary/Claymore MLP Opportunity Fund is 8112 Maryland Avenue, Suite 400, St. Louis, MO 63105.

(6)	An investment committee composed of employees of Merrill Lynch & Co., a member of the FINRA, or its affiliates, whose members may change from time to time, has voting and investment control over the units held by Valley Energy Investment Fund U.S., L.P. The address of Valley Energy Investment Fund U.S., L.P. is c/o Merrill Lynch Commodity Partners, 20 East Greenway Plaza Suite 950, Houston, TX 77046.

(7)	The Board of Directors of Abraxas Petroleum, the sole member of Abraxas Investments, a member managed limited liability company whose board members may change from time to time, has voting and investment control (and has the power to appoint persons to act on its behalf in the exercise of such control) over the units held by Abraxas Investments. The members of the Board of Directors of Abraxas Petroleum disclaim beneficial ownership of all such units. The address of Abraxas Petroleum Corporation is 18803 Meisner Drive, San Antonio, TX 78258.

(8)	Pursuant to investment advisory agreements entered into with Tortoise Capital Resources Corporation, Tortoise Capital Advisors, L.L.C. (“TCA”) holds voting and dispositive power with respect to the units held by the unitholder. The investment committee of TCA is responsible for the investment management of the unitholder’s portfolio. The investment committee is comprised of H. Kevin Birzer, Zachary A. Hamel, Kenneth P. Malvey, Terry C. Matlack and David J. Schulte each of whom disclaim beneficial ownership of the units held by Tortoise Capital Resources Corporation except to the extent of such person’s pecuniary interest therein. The address of Tortoise Capital Resources Corporation is 11550 Ash Street, Suite 300, Leawood, KS 66211.

(9)	Martin Perlman, in his capacity as portfolio manager, has voting and investment control over the units held by Martin B. Perlman Associates and MEDDS III. The address of Martin B. Perlman Associates and MEDDS III is 539 Durie Avenue, Closter, NJ 07624.

(10)	Leonard Greenberg has the power to vote or dispose of the units held in Leonard Greenberg IRA. The address of Leonard Greenberg IRA is 539 Durie Avenue, Closter, NJ 07624.

(11)	Edward J. Stern, Ronald J. Bangs and Jonathan B. Schindel, in their capacity as officers of Hartz Capital, Inc., which is the sole manager of Hartz Capital Investments, LLC, share voting and investment control over the units held by Hartz Capital Investments, LLC. Each of Messrs. Bangs and Schindel disclaims beneficial ownership of all of such units. The address of Hartz Capital Investments, LLC is 400 Plaza Drive, Secaucus, NJ 07094.

(12)	Franklin A. Burke is a director of Abraxas Petroleum Corporation. Venture Securities Corporation Pension Trust owns 35,714 of these common units and Venture Securities Corporation Profit Sharing Trust owns 35,714 of these common units. Franklin A. Burke and Elizabeth K. Burke are trustees of both trusts.

(13)	None of the awards granted to the directors and executive officers of Abraxas General Partner, LLC under the long-term incentive plan described in “Management—Long-Term Incentive Plan” vests or is exercisable within 60 days.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, Abraxas Investments, an affiliate of our general partner, will own 5,350,598 common units, representing approximately 34.6% of our common units (approximately 33.3% if the underwriters exercise their over-allotment option to purchase additional common units and redeemable warrants in full). If Abraxas Petroleum purchases all of the common units it has agreed to purchase in this offering, Abraxas Investments will own 5,950,598 common units, representing approximately 38.5% of our common units (approximately 37.0% if the underwriters exercise their over-allotment option to purchase additional common units and redeemable warrants in full). None of the common units underlying the redeemable warrants are included in these calculations. In addition, our general partner will own a 2% general partner interest in us. Both of these entities are wholly-owned subsidiaries of Abraxas Petroleum.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments made by us to our general partner and its affiliates in connection with the Formation Transactions and to be made by us in connection with the ongoing operation and liquidation of Abraxas Energy Partners, L.P.

PRIOR TO AND IN CONNECTION WITH THE OFFERING

The consideration received by our general partner and its affiliates for their contribution in us	•	5,131,959 common units; and
•	a 2% general partner interest in us

Financial summary of the Formation Transactions	The gross proceeds from the Formation Transactions, together with $22.5 million received by Abraxas Petroleum in a private placement of its common stock, were $157.5 million. These proceeds were used as follows:
•	$139.3 million was used to refinance and repay Abraxas Petroleum’s Floating Rate Secured Notes due 2009 (including a call premium and accrued and unpaid interest of $14.3 million);
•	$0.9 million was used to repay indebtedness under Abraxas Petroleum’s credit facility;
•	$10.3 million was used to pay fees and expenses, including placement fees to A.G. Edwards & Sons, Inc. of $8.6 million and legal and accounting fees of $1.7 million; and
•	$7.0 million was used to make a distribution of excess capital to Abraxas Petroleum.

Distributions of available cash to our general partner and its affiliates	We generally distribute 98% of our available cash to all unitholders, including affiliates of our general partner (as the holders of an aggregate of 5,350,598 common units), and 2% of our available cash to our general partner. During 2007, our general partner and its affiliates received distributions of $2.8 million and during 2008, our general partners and its affiliates received distributions of $8.9 million.

AFTER THE CLOSING OF THE OFFERING

Distributions of available cash to our general partner and its affiliates

We will generally distribute 98% of our available cash to all unitholders, including affiliates of our general partner (as the holders of an aggregate of 5,350,598 common units), and 2% of our available cash to our general partner. Assuming we have sufficient available cash to pay the full initial quarterly distribution on all of our outstanding common units for four quarters, our general partner and its affiliates will receive an annual distribution of approximately $0.3 million on their 2% general partner interest and $5.4 million on their common units, excluding the restricted units granted on January 2, 2009, assuming that Abraxas Petroleum does not purchase any common units in this offering. For more information, please read “—Standby Purchase Agreement” and “Underwriting.”

Payments to our general partner and its affiliates	Our partnership agreement requires us to reimburse our general partner for all actual direct and indirect expenses it incurs or actual payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business, including expenses allocated to our general partner by its affiliates. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. We do not expect to incur any additional fees or to make other payments to these entities in connection with operating our business. Our general partner is entitled to determine in good faith the expenses that are allocable to us. Our omnibus agreement requires us to reimburse Abraxas Petroleum for its expenses incurred on our behalf and to pay Abraxas Petroleum $2.6 million per year until the second anniversary of the closing of this offering for general and administrative expenses, subject to adjustment for inflation and acquisition or other expansion adjustments. See “—Summary of Formation Transaction Documents—Omnibus Agreement” below.

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement—Withdrawal or Removal of Our General Partner.”

UPON LIQUIDATION

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their particular capital account balances.

In addition to the payments to be made to Abraxas Petroleum and its affiliates described above, we will also make payments to Abraxas Petroleum pursuant to the omnibus agreement and the operating agreement. See “—Summary of Formation Transaction Documents.”

We do not have any policies or procedures for the review, approval or ratification of any transactions required to be reported under Item 404(a) of Regulation S-K. The Board of Directors of our general partner may adopt such policies and procedures after the completion of this offering. For information regarding potential conflicts of interest and the resolution of such conflicts under our partnership agreement, please read “Conflicts of Interest and Fiduciary Duties.”

Summary of Formation Transaction Documents

We have entered into the various documents and agreements that effectuated the Formation Transactions. These agreements were not the result of arm’s-length negotiations, and they, or any of the transactions that they provide for, may not be effected on terms at least as favorable to us as could have been obtained from unaffiliated third parties.

Contribution, Conveyance and Assumption Agreement

On May 25, 2007, we entered into a contribution, conveyance and assumption agreement with Abraxas Petroleum, our general partner, Abraxas Investments and Abraxas Operating, which we refer to as our contribution agreement. For a description of the assets contributed to us and the consideration we conveyed for these assets, please read “Prospectus Summary—Formation Transactions” “Business—General.”

Under the contribution agreement, Abraxas Petroleum will indemnify us for all liabilities incurred in connection with the ownership and operation of the assets contributed to us for periods prior to May 25, 2007, other than environmental liabilities which are governed by the omnibus agreement, and we have agreed to indemnify Abraxas Petroleum for these liabilities first arising from and after May 25, 2007, including liabilities relating to plugging and abandoning wells which we have estimated at March 31, 2009 to be approximately $9.2 million.

Purchase Agreement

On May 25, 2007, we entered into a purchase agreement with the Private Investors, which we refer to as the purchase agreement, pursuant to which we completed a private equity offering and issued 6,002,408 common units to the Private Investors, for gross proceeds of approximately $100.0 million. Our common units issued in connection with the purchase agreement were not registered under the Securities Act of 1933, as amended, or any applicable state securities laws. There was no general solicitation involved in the offer. We paid a cash commission of $7.0 million out of the proceeds of the sale to A.G. Edwards & Sons, Inc., which acted as our sole placement agent.

Registration Rights Agreement

On May 25, 2007, in connection with our private equity offering, we entered into a registration rights agreement, which we refer to as our registration rights agreement, with the Private Investors, which was amended on December 5, 2007 and on October 6, 2008. Under our registration rights agreement, we agreed as soon as practicable after May 25, 2007, (a) to prepare and file with the SEC a registration statement for (1) this initial public offering, or IPO, of our common units and (2) a shelf registration statement for the resale of the common units held by the Private Investors and (b) to use our commercially reasonable efforts to cause the IPO registration statement and the shelf registration statement to be declared effective by April 30, 2009. Because the Private Investors may sell all of their common units without restriction under Rule 144, we are no longer required to file the shelf registration statement.

The Private Investors will generally be eligible to sell their common units into the market beginning 60 days after the date of this prospectus.

Exchange and Registration Rights Agreement

Along with Abraxas Petroleum and the Private Investors, we also entered into an exchange and registration rights agreement dated May 25, 2007, which was amended on October 6, 2008 and May 1, 2009. Under the terms of this agreement, in the event that we have not consummated this offering by June 30, 2009, which we refer to as the Trigger Date, the Private Investors will have the right to convert their common units purchased in the private placement offering into shares of common stock of Abraxas Petroleum, which we refer to as ABP common stock. In such instance each of our common units would be convertible into a number of shares of ABP common stock equal to $16.66 divided by the then current market price of ABP common stock times 0.9. In consideration of the amendment, we agreed to pay the original Private Investors $0.0625 per unit per quarter, beginning with the fourth quarter of 2008 and ending on the date the IPO is consummated, or the date liquidated damages become payable under the registration rights agreement. In the event that the rules of the NASDAQ Stock Market require Abraxas Petroleum stockholder approval for such issuance, Abraxas Petroleum has agreed to call a special meeting of the stockholders, and the executive officers and directors of Abraxas Petroleum have agreed to vote the shares of ABP common stock then held by them in favor of such issuance. Abraxas Petroleum also agreed within 30 days of the Election Date (which is defined as the business day following the date that Private Investors owning 20% of the common units purchased in the initial private placement completed in May 2007 have delivered notice to us and Abraxas Petroleum that they have elected to exchange their common units for ABP common stock), to prepare and file with the SEC a registration statement on Form S-3 or such other successor form (except that if Abraxas Petroleum is not then eligible to register for resale the ABP common stock on Form S-3, then such registration shall be on Form S-1 or any successor form), which we refer to as the Exchange Registration Statement, to enable the resale of ABP common stock, which we refer to as the Exchange Shares, by the investors or their transferees from time to time over any national stock exchange on which ABP’s common stock is then traded. Abraxas Petroleum further agreed to use its commercially reasonable efforts to cause the Exchange Registration Statement to become effective by the 120th calendar day following the Election Date, which we refer to as the Exchange Required Effective Date, and to cause it to remain continuously effective for a period ending on the date that is the earlier of (i) the date on which the Private Investors may sell all Exchange Shares then held by them without restriction under Rule 144, or (ii) such time as all Exchange Shares have been sold or otherwise transferred. If the Exchange Registration Statement is not declared effective by the Exchange Required Effective Date, Abraxas Petroleum is required to pay an amount in cash as liquidated damages equal to 1.0% of $3.83 times the number of Exchange Shares then held by such investor per each 30 day period until the Exchange Registration Statement is declared effective.

Omnibus Agreement

Our omnibus agreement, among other things, governs (i) the obligations of Abraxas Petroleum to provide certain general and administrative services to us and to our subsidiaries and (ii) Abraxas Petroleum’s obligations to indemnify us and Abraxas Operating against certain environmental, tax and other liabilities. In connection with its provision of services, we are required to reimburse Abraxas Petroleum for all direct and indirect expenses incurred on our behalf and on behalf of our subsidiaries. Reimbursements for certain public partnership expenses and insurance coverage expenses incurred by Abraxas Petroleum on our behalf pursuant to our omnibus agreement are not subject to this fee. The $2.6 million fee was determined by reference to Abraxas Petroleum’s historical general and administrative expenses and Abraxas Petroleum’s analysis and determination that our properties are predominantly developed and require relatively less management time than undeveloped properties and drilling prospects. Following the two year period, we do not believe that these general and administrative expenses will materially increase, except in connection with acquisitions. This fee includes the initial $1.5 million fee established at the time of the Formation Transactions and an adjustment for the St. Mary property acquisition of $1.1 million. For each of the next two years, we have budgeted $3.4 million per year for general and administrative expenses, which consists of the $2.6 million payment to Abraxas Petroleum plus incremental expenses of $0.8 million as a result of being a publicly traded partnership. We expect our incremental expenses will include costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees, incremental insurance costs, and director, accounting, reservoir engineering and legal fees.

Under the omnibus agreement Abraxas Petroleum will indemnify us through May 24, 2010 against certain potential environmental claims. Additionally, Abraxas Petroleum will indemnify us for losses attributable to right of way fees and taxes attributable to pre-closing operations. Abraxas Petroleum’s maximum liability for these indemnification obligations will not exceed $5 million and Abraxas Petroleum will not have any obligation under this indemnification until our aggregate losses exceed $500,000. Abraxas Petroleum will have no indemnification obligations with respect to environmental claims made as a result of additions to or modifications of environmental laws promulgated after May 25, 2007. We have agreed to indemnify Abraxas Petroleum against environmental liabilities related to our assets to the extent Abraxas Petroleum is not required to indemnify us. We also will indemnify Abraxas Petroleum for all losses and liabilities arising on or after May 25, 2007 and attributable to operations of the assets contributed to us, to the extent not subject to Abraxas Petroleum’s indemnification obligations under the omnibus agreement, including plugging and abandonment costs for the assets contributed to us which we have estimated at March 31, 2009 to be approximately $9.2 million, which includes the plugging and abandonment liability associated with the wells acquired in the St. Mary Acquisition.

Operating Agreement

On May 25, 2007, Abraxas Operating entered into an operating agreement with Abraxas Petroleum. Pursuant to the operating agreement, Abraxas Petroleum will act as operator of our properties, if our working interest entitles us to control the appointment of the operator. In addition, Abraxas Petroleum will continue as operator of our properties that are subject to operating agreements to the extent Abraxas Petroleum is the operator of record. Under these operating agreements, we will reimburse Abraxas Petroleum for operating expenses incurred on our behalf. Operating expenses are the costs incurred in the operation of producing properties. Expenses for utilities, direct labor, water injection and disposal, production taxes and materials and supplies comprise the most significant portion of our operating expenses. Operating expenses do not include G&A expenses. A majority of our operating cost components are variable and increase or decrease as the level of production increases or decreases. Certain items, however, such as direct labor and materials and supplies, generally remain relatively fixed and do not fluctuate with changes in production volumes, but can fluctuate depending on activities performed during a specific period. For the next two years, we have budgeted approximately $2.29 per Mcfe for total operating expenses, including $1.80 per Mcfe for lease operating expenses based on our historical actual expenses after taking into account the increased operating expenses we expect as a result of the properties acquired from St. Mary, which excludes production taxes, which we have budgeted at 9.5% of oil and gas revenues.

Under the operating agreement, Abraxas Petroleum will establish a joint account for each well in which we have an interest. We will be required to pay our working interest share of amounts charged to the joint account. The joint account will be charged with all direct expenses incurred in the operation of our wells. The determination of which direct expenses can be charged to the joint account and the manner of charging direct expenses to the joint account for our wells will be done in accordance with the Council of Petroleum Accountants Societies, or COPAS, model form of accounting procedure.

Under the COPAS model form, direct expenses include the costs of third party services performed on our properties and other equipment used on our properties. In addition, direct expenses will include the allocable share of the cost of the Abraxas Petroleum employees who perform services on our properties. The allocation of the cost of Abraxas Petroleum employees who perform services on our properties will be based on time sheets maintained by Abraxas Petroleum’s employees.

Second Amended and Restated Partnership Agreement

On May 25, 2007, our general partner, Abraxas Investments and the Private Investors entered into a partnership agreement, which was amended and restated on September 19, 2007. Among other things, our partnership agreement provides for quarterly distributions of available cash to all unitholders on a pro rata basis, including our general partner and to Abraxas Investments. See “The Partnership Agreement,” for a discussion regarding distributions of available cash.

Investors’ Rights Agreement

Pursuant to the terms of an investors’ rights agreement dated May 25, 2007, entered into by us, our general partner, Abraxas Petroleum and certain of the Private Investors, the Private Investors obtained the right to designate one person to serve as a member of the Board of Directors of our general partner until such time as the registration statement of which this prospectus is a part becomes effective. The Private Investors have selected Edward P. Russell to serve on the Board of Directors of our general partner as their director-designee.

Indemnification Agreements

Together with our general partner, we have entered into indemnification agreements with each of our general partner’s directors and executive officers and certain key employees of Abraxas Petroleum. Pursuant to the indemnification agreements, we and our general partner are required to indemnify each indemnitee, among other things, against expenses (including attorneys’ fees), judgments, penalties and fines (including excise taxes) and amounts paid in settlement that are actually and reasonably incurred if and whenever an indemnitee was or is, or is threatened to be made, a party to any proceeding by reason of the fact that the person serves or served as a director, officer, employee, agent, representative or other functionary of our general partner or us, or is or was serving at the request of our general partner or us, in any such capacity for an affiliate of the general partner or us, provided that the indemnitee engaged in the service or conduct in question in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of our general partner or us and, in the event the proceeding is a criminal action or involves the indemnitee’s conduct, the indemnitee had no reasonable cause to believe that such conduct was unlawful. Also as permitted under Delaware law, the indemnification agreements require our general partner and us to advance expenses in defending such an action, provided that the director or executive officer undertakes to repay the expenses advanced if he or she is ultimately determined not to be entitled to indemnification from our general partner or us. We and our general partner are also required to make the indemnitees whole for taxes imposed on the indemnification payments made pursuant to the indemnification agreements.

Standby Purchase Agreement

In connection with this offering, we entered into a Standby Purchase Agreement with Abraxas Petroleum Corporation, one of our principal unitholders and the parent corporation of our general partner. Under this agreement, Abraxas Petroleum, or its designee, has agreed to purchase from us up to $3.0 million of common units and redeemable warrants offered hereby that are not sold by the underwriters. The purchase price per common unit will be the same as the common units sold in this offering which will equate to 600,000 common units and 300,000 redeemable warrants at an offering price of $5.00 per unit.

Abraxas Petroleum’s obligations under the Standby Purchase Agreement are subject to the satisfaction of specified limited conditions, including the continued accuracy of representations and warranties about the validity of our agreement with Abraxas Petroleum. Abraxas Petroleum’s obligations under the Standby Purchase Agreement are not subject to the absence of a material adverse change in our business, financial condition or results of operations or a material deterioration in the financial markets.

Upon consummation of this offering, our general partner and its affiliates will own 5,402,598 common units, or 34.9% of our common units. If Abraxas Petroleum purchases all of the common units and redeemable warrants it has agreed to purchase under the Standby Purchase Agreement, our general partner and its affiliates will own 6,002,598 common units, or 38.8% of our common units. Abraxas Petroleum has agreed, subject to certain exceptions, not to sell any common units they may hold or purchase in this offering for a period of 365 days from the date of this prospectus.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may continue to arise in the future as a result of the relationships among us and our general partner and its affiliates. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to affiliates of Abraxas Petroleum, which owns our general partner. At the same time, our general partner has a fiduciary duty to manage us in a manner beneficial to us and our limited partners. The Board of Directors or the audit and conflicts committee of the Board of Directors of our general partner will resolve any such conflict and has broad latitude to consider the interests of all parties to the conflict. The resolution of these conflicts may not always be in our best interest or that of our unitholders.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any of our other partners, on the other, our general partner will resolve that conflict. Potential conflicts of interest will be identified to the Board of Directors of our general partner by members of its management. The Board of Directors of our general partner will then determine whether to submit the potential conflict of interest to the audit and conflicts committee. We anticipate that any material transaction between Abraxas Petroleum or any of its affiliates and us, including any potential acquisitions of properties, will be submitted to the audit and conflicts committee. Our partnership agreement contains provisions that modify and limit the fiduciary duties owed by our general partner to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of our general partner’s fiduciary duty to us.

Our general partner is responsible for identifying any such conflict of interest and our general partner may choose to resolve the conflict of interest by any one of the methods described in the following sentence. Our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

•	approved by the audit and conflicts committee, although our general partner is not obligated to seek such approval;

•	approved by the vote of the holders of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

As required by our partnership agreement, the Board of Directors of our general partner will maintain a conflicts committee, which will be established and designated as the audit and conflicts committee, and which will be comprised of three independent directors, consistent with the rules of the NASDAQ Stock Market. Our general partner may, but is not required to, seek approval from the audit and conflicts committee of a resolution of a conflict of interest with our general partner or its affiliates. If our general partner seeks approval from the audit and conflicts committee, the audit and conflicts committee will determine if the resolution of a conflict of interest with our general partner or its affiliates is fair and reasonable to us. Any matters approved by the audit and conflicts committee in good faith will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders. If a matter is submitted to the audit and conflicts committee and the audit and conflicts committee does not approve the matter, we will not proceed with the matter unless and until the matter has been modified in such a manner that the audit and conflicts committee determines is fair and reasonable to us. If our general partner does not seek approval from the audit and conflicts committee and its Board of Directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the Board of Directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the audit and conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to believe that he is acting in our best interests.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash available for distribution to our common unitholders.

The amount of cash that is available for distribution to our common unitholders is affected by decisions of our general partner regarding such matters as:

•	the amount and timing of capital expenditures;

•	asset sales or acquisitions;

•	borrowings under our credit facility;

•	the issuance of additional units;

•	the creation, reduction or increase of cash reserves in any quarter; and

•	corporate opportunities.

We will pay fees to and reimburse our general partner and its affiliates for expenses.

Our partnership agreement requires us to reimburse our general partner for all actual direct and indirect expenses it incurs or actual payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business, including overhead allocated to our general partner by its affiliates, including Abraxas Petroleum. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine the expenses that are allocable to us.

Pursuant to our omnibus agreement with Abraxas Petroleum, Abraxas Petroleum will perform general and administrative services for us and for Abraxas Operating, such as accounting, finance, land, legal and engineering. We currently pay Abraxas Petroleum an annual fee of $2.6 million and will continue to pay this amount until the second anniversary of the closing of this offering for performing these services, plus related expenses. Abraxas Petroleum and Abraxas Operating have entered into an operating agreement, under which Abraxas Petroleum will operate our properties that are not subject to operating agreements with other parties. Abraxas Petroleum will continue as operator of our properties that are subject to operating agreements, to the extent Abraxas Petroleum is the operator of record. The properties acquired from St. Mary that were operated by St. Mary will be added to our operating agreement with Abraxas Petroleum. We will reimburse Abraxas Petroleum for its costs in performing the services performed under the operating agreements, plus related expenses. Please read “Certain Relationships and Related Party Transactions—Summary of Formation Transaction Documents—Omnibus Agreement” and “—Operating Agreement.”

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only against our assets and not against our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability or our liability is not a breach of the fiduciary duties owed by our general partner to our unitholders, even if we could have obtained more favorable terms without the limitation on liability.

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us, on the one hand, and our general partner and its affiliates, on the other, are or will be the result of arm’s-length negotiations.

Our general partner will determine, in good faith, the terms of any of these transactions entered into after the sale of the common units offered in this offering.

Common units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units as provided in our partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price.

We may not choose to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent registered public accountants and others who have performed services for us regarding this offering have been retained by our general partner. Attorneys, independent accountants and others who will perform services for us are selected by our general partner or by the audit and conflicts committee of its Board of Directors, and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of our common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of our common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Acquisitions of Competing Businesses; Potential Future Conflicts.

From time to time, we or our affiliates may acquire entities whose businesses compete with us. In addition, future conflicts of interest may arise between us and any entities we or our affiliates acquire. It is not possible to predict the nature or extent of these potential future conflicts of interest at this time, nor is it possible to determine how we will address and resolve any such future conflicts of interest. However, the resolution of these conflicts may not always be in our best interest or those of our unitholders.

Fiduciary Duties

Our general partner is accountable to us and our unitholders as a fiduciary. The fiduciary duties our general partner owes to our unitholders are prescribed by law and our partnership agreement. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, modify, restrict or expand the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that our general partner might otherwise owe. We have adopted these restrictions to allow our general partner to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. These modifications are detrimental to the common unitholders because they restrict the remedies available to common unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the unitholders.

State-law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. “Good faith” requires that the person or persons making such determination or taking or declining to take such other action believe that the determination or other action is in the best interests of the partnership or the holders of the common units, as the case may be. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our unitholders or assignees for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct, or in the case of a criminal matter, acted with the knowledge that such conduct was criminal.

Special provisions regarding affiliated transactions	Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the audit and conflicts committee of the Board of Directors of our general partner, must be:

• on terms no less favorable to us than those generally provided to or available from unrelated third parties; or

•      “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the audit and conflicts committee of its Board of Directors or the common unitholders and the Board of Directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming that presumption. These standards reduce the obligations to which our general partner would otherwise be held.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of a partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of it and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

We must indemnify our general partner and its officers, directors, and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS AND THE REDEEMABLE WARRANTS

The Common Units

Our common units represent limited partner interests in us. The holders of units are entitled to receive quarterly cash distributions and exercise the rights or privileges available to unitholders under our partnership agreement. For a description of the rights and preferences of holders of common units in and to quarterly cash distributions, please read this section and “Cash Distribution Policy and Restrictions on Distributions.” For a description of the rights and privileges of unitholders under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

The Redeemable Warrants

Each whole redeemable warrant entitles the registered holder to purchase one common unit at a price of $[            ] per common unit, subject to adjustment as discussed below, at any time commencing on the date of this prospectus, provided that there is an effective registration statement covering the common units underlying the warrants or an exemption from registration is available. The redeemable warrants may only be exercised for cash.

The redeemable warrants will expire five years from the date of this prospectus at 5:00 p.m., New York time. Once the redeemable warrants become exercisable, we may call the warrants for redemption:

•	in whole but not in part,

•	at a price of $0.01 per warrant,

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder, and

•

if the reported last sale price of our common units equals or exceeds $[            ] per common unit for any 20 trading days within a 30 trading day period ending on the third business day prior to delivery of a notice of redemption to warrant holders.

If the foregoing conditions are satisfied and we deliver a notice of redemption of the warrants, each warrant holder shall be entitled to exercise his or her warrant prior to the scheduled redemption date. However, the price of our common units may fall below the redemption price or the warrant exercise price after the redemption notice is delivered.

The redeemable warrants will be issued in registered form under a warrant agreement between American Stock Transfer and Trust Company, as warrant agent, and us. You should review a copy of the warrant agreement, which has been filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions of the redeemable warrants.

The exercise price and number of common units issuable on exercise of the redeemable warrants may be adjusted in certain circumstances including in the event of a unit dividend, or our recapitalization, reorganization, merger or consolidation. However, the exercise price and number of common units issuable on exercise of the redeemable warrants will not be adjusted for issuances of common units at a price below the warrant exercise price.

The redeemable warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us, for the number of redeemable warrants being exercised.

Redeemable warrant holders do not have the rights or privileges of holders of common units, including voting rights, until they exercise their redeemable warrants and receive common units. After the issuance of common units upon exercise of the redeemable warrants, each holder will be entitled to one vote for each common unit held of record on all matters to be voted on by unitholders.

No redeemable warrants will be exercisable, and we will not be obligated to issue common units upon exercise of redeemable warrants by a holder unless, at the time of such exercise, we have a registration statement under the Securities Act of 1933, as amended, in effect covering the common units issuable upon exercise of the redeemable warrants and a current prospectus or another registration statement and current prospectus relating to such common units or an exemption from registration is available. The registration statement of which this prospectus is a part includes the sale or transfer of the common units that you would receive upon exercise of the redeemable warrants and we have agreed to use our best efforts to keep this registration statement in effect covering common units issuable upon exercise of the redeemable warrants and to maintain a current prospectus relating to the common units until the redeemable warrants expire or are redeemed. However, we cannot assure you that we will be able to do so. The redeemable warrants may be deprived of any value, the market for the redeemable warrants may be limited and the holders of redeemable warrants may not be able to sell the common units they receive upon exercise of their redeemable warrants if there is no registration statement in effect covering common units issuable upon the exercise of the redeemable warrants or the prospectus relating to the common units issuable upon the exercise of the redeemable warrants is not current.

No fractional common unit will be issued upon exercise of the redeemable warrants. If a holder exercises redeemable warrants and would be entitled to receive a fractional interest of a common unit, we will round up the number of common units to be issued to the warrant holder to the nearest whole number of common units.

Transfer Agent and Registrar

Duties

American Stock Transfer and Trust Company will serve as registrar and transfer agent for the common units and the redeemable warrants. We will pay all fees charged by the transfer agent for transfers of common units and redeemable warrants except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a common unitholder or a redeemable warrant holder; and

•	other similar fees or charges.

There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, so long as it acted in good faith.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units and Redeemable Warrants

Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is recorded in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement;

•

gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering; and

•	if such certification is requested by our general partner, certifies that the transferee is an Eligible Holder.

As used herein, an Eligible Holder means a person or entity qualified to hold an interest in oil and gas leases on federal lands. As of the date hereof, an Eligible Holder means: (1) a citizen of the United States; (2) a corporation organized under the laws of the United States or of any state thereof; (3) a public body, including a municipality; or (4) an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof. For the avoidance of doubt, onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly. The transfer agent has been appointed as registrar and transfer agent for the purpose of registering the common units and transfers of such common units from and after this offering.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holders’ rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfers of securities and the terms of our partnership agreement. Pursuant to our partnership agreement, in addition to other rights acquired upon transfer, the transferor gives the transferee the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange rules or regulations.

Redeemable Warrants

The redeemable warrants are securities and are transferable according to the laws governing transfers of securities. The transfer agent has been appointed as registrar and transfer agent for the purpose of registering the redeemable warrants and transfers of the redeemable warrants after the completion of this offering. Until a redeemable warrant has been transferred on our books, we and the transfer agent may treat the record holder of the redeemable warrant as the absolute owner for all purposes, except as otherwise required by law or stock exchange rules or regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included as Appendix A in this prospectus. We will provide prospective investors with a copy of the partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Cash Distribution Policy and Restrictions on Distributions.”

•	with regard to the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties.”

•	with regard to rights of holders of units, please read “Description of the Common Units and Redeemable Warrants.”

•	with regard to allocations of taxable income, taxable loss and other matters, please read “Material Tax Consequences.”

Organization and Duration

We were formed in May 2007 and have a perpetual existence.

Purpose

Under our partnership agreement, we are permitted to engage, directly or indirectly, in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under the Delaware Act; provided that our general partner may not cause us to engage, directly or indirectly, in any business activity that our general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us, our affiliates and our subsidiaries to engage in activities other than the exploitation, development, production and acquisition of oil and gas properties, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business. For a further description of limits on our business, please read “Certain Relationships and Related Transactions.”

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder, by accepting the unit, automatically grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution as a limited partnership, for the admission, withdrawal, removal or substitution of any partner, the determination of rights, preferences and privileges of any class or series of additional partnership securities we may issue, or to give effect to a merger, consolidation or conversion involving us. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement. Please read “—Amendments to Our Partnership Agreement.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take (or refrain from taking) other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then our limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us and reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the non-recourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years from the date of the distribution. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If, by virtue of our interest in Abraxas Operating or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. In voting their units, affiliates of our general partner will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Issuance of additional common units	No approval right following this offering. Please read “—Issuance of Additional Securities.”

Amendment of our partnership agreement	Certain amendments may be made by our general partner without the approval of our unitholders. Other amendments generally require the approval of the holders of a majority of our outstanding units. Please read “—Amendments to Our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	The approval of the holders of a majority of our outstanding units in certain circumstances. Please read “—Merger, Consolidation, Conversion, Sale, or Other Disposition of Assets.”

Dissolution of our partnership	The approval of the holders of a majority of our outstanding units. Please read “—Termination or Dissolution.”

Continuation of our business upon dissolution	The approval of the holders of a majority of our outstanding units. Please read “—Termination or Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of the holders of a majority of the units, excluding units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to December 31, 2017 in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	The approval of the holders of at least 66 2/3% of the outstanding units voting as a single class, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to (i) an affiliate (other than an individual) or (ii) another person (other than an individual) in connection with the merger or consolidation of the general partner with or into, or sale by the general partner of all or substantially all of its assets to, such person. The approval of the holders of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to December 31, 2017. Please read “—Transfer of General Partner Interest.”

Transfer of ownership interests in our general partner	No approval required at any time. Please read “—Transfer of Ownership Interests in Our General Partner.”

Redeemable warrant holders do not have the rights or privileges of holders of common units, including voting rights, until they exercise their redeemable warrants and receive common units. After the issuance of common units upon exercise of the redeemable warrants, each holder will be entitled to one vote for each common unit held of record on all matters to be voted on by unitholders.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by our general partner without the approval of our unitholders.

It is possible that we will fund acquisitions through the issuance of additional units or other equity securities. Holders of any additional units we issue will be entitled to share equally with the then-existing holders of units in our cash distributions. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which our common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities that may effectively rank senior to our common units.

If we issue additional units in the future, our general partner is not obligated to, but may, contribute a proportionate amount of capital to us to maintain a 2% general partner interest. If our general partner does not contribute a proportionate additional amount of capital, our general partner’s initial 2% interest would be reduced. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of our general partner and its affiliates that existed immediately prior to each issuance. Other than our general partner, the holders of common units will not have a preemptive right to acquire additional common units or other partnership securities.

Amendments to Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. To adopt a proposed amendment, other than the amendments discussed below under “—No Unitholder Approval,” our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a majority of our outstanding units.

Prohibited Amendments

Generally, no amendment may be made that would:

(1)	have the effect of reducing the voting percentage of outstanding units required to take any action under the provisions of our partnership agreement;

(2)	enlarge the obligations of any limited partner without its consent; or

(3)	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld at its option.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) to (3) above can be amended upon the approval of the holders of at least 90% of the outstanding units. Upon completion of this offering, Abraxas Investments, an affiliate of our general partner, will own 5,350,598 of our units, which represent approximately 34.6% of our outstanding common units assuming that the underwriters’ do not exercise their over-allotment option to purchase additional common units and redeemable warrants and that Abraxas Petroleum does not purchase any common units and redeemable warrants in this offering.

No Unitholder Approval

Our general partner generally may make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

(1)	a change in our name, the location of our principal place of business, our registered agent or our registered office;

(2)	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(3)	a change that our general partner determines to be necessary or advisable to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that the partnership and its subsidiaries will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

(4)	an amendment that is necessary, in the opinion of our counsel, to prevent the partnership or our general partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, whether or not substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(5)	an amendment that our general partner determines to be necessary or appropriate for the authorization of the issuance of additional partnership securities in accordance with our partnership agreement;

(6)	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

(7)	an amendment effected, necessitated or contemplated by a merger agreement or plan of conversion that has been approved under the terms of our partnership agreement;

(8)	any amendment that our general partner determines to be necessary or appropriate for the formation by the partnership of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

(9)	a change in our fiscal year or taxable year and related changes;

(10)	certain mergers or asset conveyances permitted by our partnership agreement; and

(11)	any other amendments substantially similar to any of the matters described in (1) through (10) above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partners, or assignee if our general partner determines that those amendments:

(1)	do not adversely affect our limited partners (or any particular class of limited partners) in any material respect;

(2)	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

(3)	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of the SEC or any securities exchange on which the limited partner interests are or will be listed for trading;

(4)	are necessary or advisable for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

(5)	are required to effect the intent expressed in the purchase agreement, our omnibus agreement, our contribution agreement, our registration rights agreement, our credit facilities, this prospectus or as otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Our general partner will not be required to obtain an opinion of counsel that an amendment to our partnership agreement will not affect the limitation of liability to the limited partners or result in our being treated as a corporation for federal income tax purposes in connection with any of the amendments described under “—No Unitholder Approval.” No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners. In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of the holders of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a majority of our outstanding units, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to our partnership agreement, each of our units will be an identical unit of our partnership following the transaction, and the units to be issued do not exceed 20% of our outstanding units immediately prior to the transaction.

Our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity under certain circumstances including if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. In addition, our general partner must receive an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity must provide the limited partners and the general partner with the same rights and obligations as contained in the partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Termination or Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

(1)	the election of our general partner to dissolve us, if approved by the holders of a majority of our outstanding units;

(2)	there being no limited partners, unless we are continued without dissolution in accordance with the Delaware Act;

(3)	the entry of a decree of judicial dissolution of our partnership; and

(4)	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4) above, the holders of a majority of our outstanding units may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of a majority of our outstanding units subject to receipt by us of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•

neither our partnership, our operating company nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all the powers of our general partner that are necessary or appropriate, liquidate our assets. The proceeds of the liquidation will be applied as follows:

•	first, towards the payment of all of our creditors and the creation of a reserve for contingent liabilities; and

•	then, to all partners in accordance with the positive balance in the respective capital accounts.

Under some circumstances and subject to some limitations, the liquidator may defer liquidation or distribution of our assets for a reasonable period of time. If the liquidator determines that a sale would be impractical or would cause a loss to our partners, our general partner may distribute assets in kind to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2017 without obtaining the approval of the holders of a majority of our outstanding common units, excluding those held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2017, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. In addition, our general partner may withdraw without unitholder approval upon 90 days’ notice to our limited partners if at least 50% of our outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders (See “—Transfer of General Partner Interests”).

Upon the voluntary withdrawal of our general partner, other than as a result of its transfer of all or part of its general partner interest in us, the holders of a majority of our outstanding common units, may elect a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a majority of our outstanding common units, excluding the common units held by the withdrawing general partner and its affiliates, agree to continue our business and to appoint a successor general partner.

Our general partner may not be removed unless that removal is approved by unitholders owning not less than 66 2/3% of our common units voting as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the holders of a majority of our outstanding units, including those held by our general partner and its affiliates. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give it the practical ability to prevent its removal. Upon completion of this offering, Abraxas Investments, an affiliate of our general partner, will own 5,350,598 of our common units, and our general partner will own 316,617 general partner units, which in the aggregate will represent approximately 35.9% of our outstanding units, assuming that the underwriters do not exercise their over-allotment option to purchase additional common units and redeemable warrants.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest in us to:

•	an affiliate of our general partner (other than an individual); or

•

another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us to another entity prior to December 31, 2017 without the approval of the holders of a majority of the common units outstanding, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer common units to one or more persons without unitholder approval.

Transfer of Ownership Interests in Our General Partner

At any time, Abraxas Petroleum, as the sole member of our general partner, may sell or transfer all or part of its ownership interest in our general partner without the approval of our unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner as general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units then outstanding, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner.

Limited Call Right

If at any time our general partner and its affiliates hold more than 80% of the limited partner interests of any class then outstanding, our general partner will have the right, but not the obligation, which it may assign in whole or in part to any of its affiliates or us, to purchase all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least ten but not more than 60 days’ notice. The purchase price in the event of this purchase is the greater of:

•

the highest cash price paid by either our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date our general partner mails notice of its election to purchase the limited partner interests; and

•	the current market price of the limited partner interests of the class as of the date three days prior to the date that notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his units in the market. Please read “Material Tax Consequences—Disposition of Common Units.”

Upon completion of this offering, Abraxas Investments, an affiliate of our general partner, will own 5,350,598 of our units, which will represent approximately 34.6% of our outstanding common units, assuming the underwriters do not exercise their over-allotment option to purchase additional common units and redeemable warrants and that Abraxas Petroleum does not purchase any common units and redeemable warrants in this offering, and only one class of limited partner interests will be outstanding.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Units that are owned by non-eligible holders will be voted by our general partner and our general partner will distribute the votes on those units in the same ratios as the votes of limited partners on other units are cast.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by our unitholders may be taken either at a meeting of the unitholders or, if authorized by our general partner, without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Special meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting was called (including outstanding units deemed owned by our general partner), represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities” above. However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes except such units may be considered to be outstanding for purposes of the withdrawal of our general partner. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the transferred units when such transfer and admission is reflected in our books and records. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Eligible Holders; Redemption

To comply with certain U.S. laws relating to the ownership of interests in oil and gas leases on federal lands, our general partner may require transferees to fill out a properly completed transfer application certifying, and our general partner, acting on our behalf, may at any time require each unitholder to re-certify that the unitholder is an Eligible Holder. As used herein, an Eligible Holder means a person or entity qualified to hold an interest in oil and gas leases on federal lands. As of the date hereof, Eligible Holder means: (1) a citizen of the United States; (2) a corporation organized under the laws of the United States or of any state thereof; (3) a public body, including a municipality; or (4) an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof. For the avoidance of doubt, onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof. This certification can be changed in any manner our general partner determines is necessary or appropriate to implement its original purpose.

If a transferee or unitholder, as the case may be, fails upon the request of our general partner to furnish:

•	a transfer application containing the required certification;

•	a re-certification containing the required certification within 30 days after request; or

•	provides a false certification

then, as the case may be, such transfer will be void or we will have the right, which we may assign to any of our affiliates, to redeem all but not less than all of the units held by such unitholder at a price which is equal to the average daily closing price per common unit for the 20 consecutive trading days prior to the date of determination of the price at which such units will be redeemed. Further, the units held by such unitholder will not be entitled to any allocations of income or loss, distributions or voting rights.

The purchase price will be paid in cash or delivery of a promissory note, as determined by our general partner. Any such promissory note will bear interest at the rate of 5% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(1)	our general partner;

(2)	any departing general partner;

(3)	any person who is or was an affiliate of our general partner or any departing general partner;

(4)	any person who is or was an officer, director, member, partner, fiduciary or trustee of any entity described in (1), (2) or (3) above;

(5)	any person who is or was serving as an officer, director, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner or any affiliate of our general partner or any departing general partner provided that a person will not be an indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodian services; and

(6)	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Payment of Fees and Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

A limited partner can, for a purpose reasonably related to the limited partner’s interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, obtain:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•

information as to the amount of cash and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, amendments to either of them and powers of attorney which have been executed under our partnership agreement;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets and other information the disclosure of which our general partner believes in good faith is not in our best interest or which we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read below “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

The Private Investors own 6,059,651 common units. Pursuant to our registration rights agreement, as amended, with the Private Investors, we agreed as soon as practicable after May 25, 2007, to use our commercially reasonable efforts (a) to prepare and file with the SEC a registration statement for (1) this initial public offering or IPO of the common units and (2) a shelf registration statement for the resale of the common units held by the Private Investors and (b) to cause the registration statement of which this prospectus is a part and the shelf registration statement to be declared effective by June 30, 2009. Because the Private Investors may sell all of their common units without restriction under Rule 144, we are no longer required to file the shelf registration statement.

After the sale of the common units offered by this prospectus, Abraxas Investments, an affiliate of our general partner, will own 5,350,598 of our common units, which will represent approximately 34.6% of our outstanding common units, assuming the underwriters do not exercise their over-allotment option to purchase additional common units and redeemable warrants and that Abraxas Petroleum does not purchase any common units and redeemable warrants in this offering. The sale of the common units could have an adverse impact on the price of the common units or on any trading market that may develop.

We intend to file a registration statement on Form S-8 under the Securities Act to register 1,136,160 common units issued or reserved for issuance under our long-term incentive plan on or after December 15, 2009. Accordingly, common units registered under such registration statement will be available for sale in the open market, unless such common units are subject to vesting restrictions with us or the lock-up restrictions described below in “Underwriting.” The unit options and restricted units that were either granted on January 2, 2009 or that will be granted in conjunction with this offering, which total 300,950 units in the aggregate, all vest over four years.

We intend to include in any future registration statement filed following the closing of this offering all common units underlying the compensation warrants granted to the underwriters. Please read “Underwriting.”

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market after a six-month holding period in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the units for the four calendar weeks prior to the sale.

Sales under Rule 144 by affiliates are also subject to specific manner of sale provisions, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his units for at least one year, would be entitled to sell common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144. All 6,059,651 common units held by the Private Investors are eligible for resale without restriction under Rule 144.

No redeemable warrants will be exercisable, and we will not be obligated to issue common units upon exercise of redeemable warrants by a holder unless, at the time of such exercise, we have a registration statement under the Securities Act of 1933, as amended, in effect covering the common units issuable upon exercise of the redeemable warrants and a current prospectus or another registration statement and current prospectus relating to such common units or an exemption from registration is available. The registration statement of which this prospectus is a part includes the sale or transfer of the common units that you would receive upon exercise of the redeemable warrants and we have agreed to use our best efforts to keep this registration statement in effect covering common units issuable upon exercise of the redeemable warrants and to maintain a current prospectus relating to the common units until the redeemable warrants expire or are redeemed. However, we cannot assure you that we will be able to do so. The redeemable warrants may be deprived of any value, the market for the redeemable warrants may be limited and the holders of redeemable warrants may not be able to sell the common units they receive upon exercise of their redeemable warrants if there is no registration statement in effect covering common units issuable upon the exercise of the redeemable warrants or the prospectus relating to the common units issuable upon the exercise of the redeemable warrants is not current.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Our partnership agreement does not restrict our ability to issue equity securities ranking junior to the common units at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Securities.”

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register, under the Securities Act and applicable state securities laws, the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any common units to require registration of any of these common units and to include any of these common units in a registration by us of other units, including common units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their common units in private transactions at any time, subject to compliance with applicable laws.

Subject to certain exceptions, the officers and directors of our general partner, our general partner and its affiliates have agreed not to sell any common units for a period of 365 days from the date of this prospectus and the Private Investors have agreed not to sell any common units for a period of 60 days following the date of this prospectus. Please read “Underwriting,” for a description of these lock-up provisions.

MATERIAL TAX CONSEQUENCES

This section describes certain material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States. This section does not address all federal income tax matters that affect us or the unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States who are not rendering services to us, and has only limited application to corporations, estates, trusts, non-resident aliens, or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), employee benefit plans, real estate investment trusts (REITs), or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local, and foreign tax consequences particular to him of an investment in us and in the ownership or disposition of our units.

References in this section to “us” or “we” are references to Abraxas Energy and its subsidiaries. This section is not to be construed as a substitute for careful tax planning.

Summary

The statements contained in this section constitute the opinion of our counsel, Jackson Walker L.L.P., regarding the material federal tax consequences to prospective individual investors of the ownership and disposition of our units.

General

The following discussion of the tax aspects of an investment in our units is based on the Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing Treasury Department regulations, which we refer to as the Treasury Regulations, and administrative rulings and judicial decisions interpreting the Code as of the date of this prospectus. Tax legislation may be enacted in the future that would affect us and a unitholder’s investment in us. Additionally, the interpretation of existing law and regulations described here may be challenged by the IRS during an audit of our information return. If successful, such a challenge likely would result in adjustment of a unitholder’s individual return.

The tax consequences to us and our unit and redeemable warrant holders are highly dependent on matters of fact that may occur at a future date and are not addressed by our tax counsel. This section represents an expression of general federal income tax consequences of owning our common units and redeemable warrants, insofar as it relates to matters of law and legal conclusions. This section is based on the assumptions and qualifications stated or referenced in this section. It is neither a guarantee of the indicated result nor an undertaking to defend the indicated result should it be challenged by the IRS. No rulings have been or will be requested from the IRS concerning any of the tax matters we describe. Accordingly, you should know that neither the tax summary nor the opinion of our tax counsel assures the intended tax consequences because they are in no way binding on the IRS or any court of law. The IRS or a court may disagree with the following discussion or with any of the positions taken by us for federal income tax reporting purposes, and the opinion of our tax counsel cannot be used by an investor for the purpose of avoiding penalties relating to a substantial understatement of income tax.

Because there are no authorities that directly address instruments that are similar to the securities we are offering, no assurance can be given that the IRS or the courts will agree with the characterization of the securities or the discussion below. Accordingly, prospective investors are urged to consult their own tax advisors regarding the federal tax consequences of an investment in our securities and with respect to any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the characterization of the securities and the allocation described above are accepted for U.S. federal tax purposes.

For the reasons described in greater detail later, Jackson Walker L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit

Ownership—Treatment of Short Sales”; (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees,” (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units” and (4) the federal income tax effect of the issuance, ownership, exercise, or expiration of a redeemable warrant to the warrant holder, the partnership, and all partners (please read “Tax Consequences of an Investment in Redeemable Warrants.”

Purchase Price Allocation Issues

There is no authority addressing the treatment, for federal income tax purposes, of securities with terms substantially the same as ours, and, therefore, such treatment is not entirely clear. The securities that we are offering should be treated for federal income tax purposes as an investment unit consisting of one common unit and one half (1/2) of one redeemable warrant. Each holder must allocate the purchase price paid by such holder for such security between the common unit and the redeemable warrant based on their respective relative fair market values. A holder’s initial tax basis in the common unit and the one half (1/2) of one redeemable warrant should equal the portion of the purchase price of the security allocated thereto. Our view of the characterization of the securities described above and a holder’s purchase price allocation are not, however, binding on the IRS or the courts.

Partnership Status

A partnership is not a taxable entity for federal tax purposes. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be treated as corporations for federal tax purposes. However, an exception from corporate tax treatment exists with respect to publicly traded partnerships where 90% or more of the partnership’s gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, transportation, storage and marketing of natural resources, including oil, gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income.

We have entered into hedging arrangements as required by our lender to reduce the impact of oil and gas price volatility on our cash flow from operations. Although it is not currently the case, in the future, depending on future price changes, a significant part of our gross income—well in excess of 10%—could be generated from these fixed price commodity swaps. There is no direct published authority on whether income from hedging activities is deemed to be “derived from the exploration...production...or marketing” of oil and gas.

While we regard our hedging arrangement as a forward contract for the sale of a specified amount of our oil and gas production at a specified price at a specified future time, i.e., as income derived from our future production, there is no direct authority on this point, and we have no plans to seek any private ruling from the IRS. Should the IRS successfully argue that our hedging income is not “derived from the exploration...production...or marketing” of oil and gas, our hedging income would not be treated as qualifying income, which would mean that we would be treated, for federal income tax purposes, as a corporation instead of a partnership, as discussed below. Similarly, while we regard our interest rate swaps as generating qualifying income, we will seek no private ruling from the IRS on the treatment of our interest rate swaps as qualifying income. Therefore, it is possible that any such income would not be treated as qualifying income.

Additionally, any income we receive as a result of the expiration of the redeemable warrants or a redemption of such warrants appears likely to be treated as income other than qualifying income. If such income is not qualifying income, and if it equals or exceeds 10% of our gross income in any one year, we would thereafter be treated as a corporation for federal income tax purposes, as discussed further below. Based on the terms of the redeemable warrants, however, we do not expect such income to rise to a level that would cause us to be taxed as a corporation for federal income tax purposes; provided, further, that such expectation is based on the primary assumptions that (i) in the year in which such income is recognized, our gross income will be close to its current level and (ii) that we have properly valued the redeemable warrant interest.

Jackson Walker L.L.P. has opined to us what types of income constitute qualifying income, and in analyzing these types, we estimate that less than 1% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon, and subject to, this estimate, the factual representations made by us and our general partner, and a review of the applicable legal authorities, Jackson Walker L.L.P. is of the opinion that at least 90% of our gross income in our year to date constitutes qualifying income for purposes of the exception under Section 7704 of the Code (the “Qualifying Income Exception”).

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate qualifying income under Section 7704 of the Code. Instead, we have relied on the opinion of Jackson Walker L.L.P. that, based upon the Code, the Treasury Regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership for federal tax purposes and our operating subsidiary will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Jackson Walker L.L.P. has relied upon the following factual representations made by us and our general partner:

•	neither we nor our operating subsidiary has elected or will elect to be treated as a corporation for federal tax purposes;

•	for each taxable year, at least 90% of our gross income will be income that Jackson Walker L.L.P. has opined or will opine is qualifying income within the meaning of Section 7704(d) of the Code.

•

each hedging transaction treated as resulting in qualifying income by us has been or will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and is associated with oil, gas or products thereof that are held by us in activities that generate qualifying income within the meaning of Section 7704(d) of the Code.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we are taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our federal tax return rather than being passed through to the unitholders, and our net income would be taxed to us at federal corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, and taxable capital gain thereafter. Accordingly, treatment as a corporation for federal tax purposes would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Jackson Walker L.L.P.’s opinion that we will be treated as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Abraxas Energy will be treated as partners of Abraxas Energy for federal income tax purposes. The following persons will also be treated as partners of Abraxas Energy:

•	assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

•

unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units.

As there is no direct or indirect controlling authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Jackson Walker L.L.P.’s opinion does not extend to such persons.

A purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gain, deductions or losses of our partnership would not be attributable to a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by such a unitholder would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners of Abraxas Energy for federal income tax purposes.

Redeemable warrant holders will not be treated as partners for federal income tax purposes with respect to such redeemable warrants until they exercise such warrants and receive common units in exchange therefore as discussed in “—Tax Consequences of an Investment in the Redeemable Warrants—Ownership of a Redeemable Warrant.” As a result, redeemable warrant holders will not be allocated items of partnership income, gain, loss, deductions or credits, nor will they receive distributions.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

We, as a partnership, are not subject to federal income taxation. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Items of income, gain, loss and deduction will be allocated for our taxable year ending with or within a unitholder’s taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be a gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as “non-recourse liabilities,” will be treated as a distribution of cash to that unitholder.

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our non-recourse liabilities, and thus will result in a corresponding deemed distribution of cash, which may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables” and/or substantially appreciated “inventory items,” both as defined in the Code, and collectively, “Section 751 Assets,” and to the extent of recapture of intangible drilling costs, depletion and depreciation. To the extent a non-pro rata distribution reduces your share of our Section 751 Assets, you will be treated as having been distributed your proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to you. This latter deemed exchange will generally result in your realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) your tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2011, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed with respect to that period. We anticipate that thereafter, the ratio of taxable income allocable to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the initial quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital, and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make our expected quarterly distributions on all units, yet we only distribute the expected quarterly distribution on all units; or

•

we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depletion, depreciation or amortization for federal income tax purposes or that is depletable, depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

As currently proposed by the Administration’s Budget, the elimination of the percentage depletion deduction and/or intangible drilling costs would significantly increase the ratio of taxable income to distributions. Please read “—Potential Changes to Legislation.”

Basis of Common Units

A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our non-recourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our non-recourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by depletion deductions taken by him to the extent such deductions do not exceed his proportionate share of the tax basis of the underlying producing properties, by any decreases in his share of our non-recourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our non-recourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable in the future to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our non-recourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our non-recourse liabilities. Moreover, a unitholder’s at risk amount will decrease by the amount of the unitholder’s depletion deductions and will increase to the extent of the amount by which the unitholder’s percentage depletion deductions with respect to our property exceed the unitholder’s share of the tax basis of that property.

The at risk limitation applies on an activity-by-activity basis, and in the case of oil and gas properties, each property is treated as a separate activity. Thus, a taxpayer’s interest in each oil or gas property is generally required to be treated separately so that a loss from any one property would be limited to the at risk amount for that property and not the at risk amount for all the taxpayer’s oil and gas properties. It is uncertain how this rule is implemented in the case of multiple oil and gas properties owned by a single entity treated as a partnership for federal income tax purposes. However, for taxable years ending on or before the date on which further guidance is published, the IRS will permit aggregation of oil or gas properties we own in computing a unitholder’s at risk limitation with respect to us. If a unitholder must compute his at risk amount separately with respect to each oil or gas property we own, he may not be allowed to utilize his share of losses or deductions attributable to a particular property even though he has a positive at risk amount with respect to his units as a whole.

Passive losses in entities that limit a tax payer’s liability will be subject to the passive loss limitation rules. The passive loss limitation generally provides that individuals, estates, trusts, and some closely held corporations and personal service corporations are permitted to deduct losses from passive activities, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitation is especially restrictive for investments in publicly traded partnerships. Consequently, any losses we generate will be available to offset only passive income generated in the future from our own activities and will not be available to offset income from other passive activities or investments, a unitholder’s investments in other publicly traded partnerships, or a unitholder’s salary or active business income. If we dispose of all or only a part of our interest in an oil or gas property, unitholders will be able to offset their suspended passive activity losses from our activities against the gain, if any, on the disposition. Any previously suspended losses in excess of the amount of gain recognized will remain suspended. Notwithstanding whether an oil and gas property is a separate activity, passive losses that are not deductible because they exceed a unitholder’s share of income may only be deducted by the unitholder in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after certain other applicable limitations on deductions, including the at-risk rules and the tax basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. If we have a net loss for the entire year, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts (reduced by certain items described in the Treasury Regulations including all reasonably expected depletion allowances), and, second, to our general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by our general partner and its affiliates, referred to in this discussion as Contributed Property. These “Section 704(c) Allocations” are required to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and the “tax” capital account, credited with the tax basis of Contributed Property. The effect of these allocations to a unitholder purchasing common units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. If we issue additional common units or engage in certain other transactions in the future, “Reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to all unitholders, including purchasers of common units in this offering, to account for the difference between “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of the future transaction. In addition, items of recapture income will be allocated, to the extent possible, to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the Book-Tax Disparity, will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Jackson Walker L.L.P. is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Because there is no direct authority on the issue related to partnership interests, Jackson Walker L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26.0% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28.0% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates

In general, the highest effective U.S. federal income tax rate for individuals is currently 35.0% and the maximum United States federal income tax rate for net capital gains of an individual is currently 15.0% if the asset disposed of was held for more than 12 months at the time of disposition.

These current tax rates are set to expire as of December 30, 2010, and as a result may increase for a particular unitholder. Please read “Tax Treatment of Operations—Potential Changes to Legislation.”

Section 754 Election

We will make the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Where the remedial allocation method is adopted (which we will adopt), the Treasury Regulations under Section 743 of the Code require a portion of the Section 743(b) adjustment that is attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read “—Uniformity of Units.”

Although Jackson Walker L.L.P. is unable to opine as to the validity of this approach because there is no direct or indirect judicial or regulatory authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 of the Code but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Units.”

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A tax basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial tax basis reduction. Generally a built-in loss or a tax basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Consequences of an Investment in the Redeemable Warrants

Ownership of a Redeemable Warrant

Proposed Regulations provide that the holder of a redeemable warrant is not treated as a partner in the partnership unless the redeemable warrant provides such holder with rights that are substantially similar to those of a partner. Factors used in determining whether the rights of a redeemable warrant holder are substantially similar to those of a partner include whether the redeemable warrants are reasonably certain to be exercised, which is largely based on the fair market value of a partnership interest at the time of issuance of the redeemable warrant as well as the exercise price of the redeemable warrant. An additional factor is whether the redeemable warrant holder possesses partner attributes with respect to such redeemable warrant, including the ability to share in the economic benefit of partnership profits, and the right to control the partnership’s activities.

Although an investment in us will entitle the holder of both common units and redeemable warrants to be treated as a partner, that right only applies to such investor’s ownership of common units, and no rights are attributed to the holder of redeemable warrants. Additionally, as the purchase price of a redeemable warrant is expected to be very low, and because the exercise price of the redeemable warrant will exceed, at the time of issuance, the fair market value of the common unit for which it may be exercised, it does not appear that there would be any certainty with respect to the exercise of a redeemable warrant. Therefore, the redeemable warrant holders should not be treated as partners with respect to such redeemable warrants until such time as the redeemable warrants are exercised. All common unitholders, whether owning redeemable warrants or not, will be treated as partners solely with respect to their common units.

Exercise of a Redeemable Warrant

Proposed Regulations provide that the holder of a redeemable warrant would not recognize income or loss at the time a redeemable warrant is issued or upon the exercise of a redeemable warrant. At the time of the exercise of a redeemable warrant, the redeemable warrant holder is entitled to receive a partnership interest that is likely worth either more or less than the sum of the purchase price of the redeemable warrant, as discussed in “Material Tax Consequences—Purchase Price Allocation Issues,” plus the exercise price (the “total warrant cost”). Where such built-in gain or built-in loss exists, the proposed Regulations provide that in order for the partnership agreement to comply with the safe harbor rules of the Regulations under section 704(b), the partnership agreement must require that, in lieu of revaluing partnership property immediately before the entry of such partner into the partnership, such partnership property should be revalued immediately following the exercise of a warrant, and any unrealized gain, loss or deduction should be allocated for book purposes first to the warrant holder to the extent the fair market value of the partnership interest received differs from the total warrant cost, and thereafter to the remaining partners in the partnership. In the event that there is not enough unrealized gain, loss or deduction within the partnership at the time of exercise, a shift of capital must take place with respect to the partners existing immediately prior to such exercise in the form of corrective tax allocations of gross partnership income or loss among the partners in the year of exercise, and any succeeding years, which may not match the partnership’s allocation of book items.

Additionally, the Proposed Regulations provide that in order for the partnership agreement to comply with the safe harbor rules of the Regulations under section 704(b), it must provide that any revaluation of partnership assets that takes place while a warrant is outstanding must take into account the fair market value of such outstanding warrant in determining the fair market value of partnership property. Specifically, if the fair market value of a warrant exceeds the total warrant cost, such excess must reduce any unrealized gain that would otherwise be allocated to partnership property.

The holder’s tax basis in each common unit received by such holder upon exercise will be an amount equal to the total warrant cost. The holder’s holding period for the common unit received upon exercise of the redeemable warrant will begin on the date following the date of exercise (or possibly on the date of exercise) of the redeemable warrant and will not include the period during which the holder held the redeemable warrant.

Because the Regulations on redeemable warrants are in proposed form only and are not binding on us or the IRS. In fact, until such Regulations are finalized, or other guidance is issued, there is not direct authority with respect to redeemable warrants. Based on this and due to the fact that such proposed Regulations do not shed light on the treatment of numerous other areas that would be affected by their finalization, including with respect to the treatment of the redemption or expiration of a warrant, as discussed below, Jackson Walker L.L.P. has not rendered an opinion regarding the federal tax effect of the issuance, ownership, exercise or expiration of a redeemable warrant with respect to the redeemable warrant holder, the partnership and the partners in the partnership.

Sale, Exchange, Redemption, or Expiration of a Redeemable Warrant

Upon a sale, exchange (other than by exercise), or other taxable disposition of a redeemable warrant, a holder will be required to recognize taxable gain or loss in an amount equal to the difference between (i) the amount, if any, realized upon such disposition and (ii) the holder’s tax basis in the redeemable warrant. Such gain or loss will generally be treated as long-term capital gain or loss if the redeemable warrant was held by the holder for more than one year at the time of such disposition. The same results should take place with respect to the redemption or expiration of a redeemable warrant; however, the proposed Regulations have not made this clear. As discussed above, the deductibility of capital losses is subject to certain limitations, and the deduction for losses upon a taxable disposition by a holder of a redeemable warrant may be disallowed if, within a period beginning 30 days before the date of such disposition and ending 30 days after such date, such holder has acquired (by purchase or by an exchange on which the entire amount of gain or loss was recognized by law), or has entered into a contract or option so to acquire, substantially identical stock or securities.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Depletion Deductions

Subject to the limitations on deductibility of taxable losses discussed above, unitholders will be entitled to deductions for the greater of either cost depletion or (if otherwise allowable) percentage depletion with respect to our oil and gas interests. Although the Code requires each unitholder to compute his own depletion allowance and maintain records of his share of the tax basis of the underlying property for depletion and other purposes, we intend to furnish each of our unitholders with information relating to this computation for federal income tax purposes.

Percentage depletion is generally available with respect to unitholders who qualify under the independent producer exemption contained in Section 613A(c) of the Code. For this purpose, an independent producer is a person not directly or indirectly involved in the retail sale of oil, gas, or derivative products or the operation of a major refinery. Percentage depletion is calculated as an amount generally equal to 15% (and, in the case of marginal production, potentially a higher percentage) of the unitholder’s gross income from the depletable property for the taxable year. The percentage depletion deduction with respect to any property is limited to 100% of the taxable income of the unitholder from the property for each taxable year, computed without the depletion allowance. A unitholder that qualifies as an independent producer may deduct percentage depletion only to the extent the unitholder’s daily volume of production of domestic oil, or the gas equivalent, does not exceed 1,000 barrels. This depletable amount may be allocated between oil and gas production, with 6,000 cubic feet of domestic gas production regarded as equivalent to one barrel of oil. The 1,000-barrel limitation must be allocated among the independent producer and controlled or related persons and family members in proportion to the respective production by such persons during the period in question.

In addition to the foregoing limitations, the percentage depletion deduction otherwise available is limited to 65% of a unitholder’s total taxable income from all sources for the year, computed without the depletion allowance, net operating loss carrybacks, or capital loss carrybacks. Any percentage depletion deduction disallowed because of the 65% limitation may be deducted in the following taxable year if the percentage depletion deduction for such year plus the deduction carryover does not exceed 65% of the unitholder’s total taxable income for that year. The carryover period resulting from the 65% net income limitation is indefinite.

Unitholders that do not qualify under the independent producer exemption are generally restricted to depletion deductions based on cost depletion. Cost depletion deductions are calculated by (1) dividing the unitholder’s share of the tax basis in the underlying mineral property by the number of mineral units (barrels of oil and thousand cubic feet, or Mcf, of gas) remaining as of the beginning of the taxable year and (2) multiplying the result by the number of mineral units sold within the taxable year. The total amount of deductions based on cost depletion cannot exceed the unitholder’s share of the total tax basis in the property.

All or a portion of any gain recognized by a unitholder as a result of either the disposition by us of some or all of our oil and gas interests or the disposition by the unitholder of some or all of his units may be taxed as ordinary income to the extent of recapture of depletion deductions, except for percentage depletion deductions in excess of the tax basis of the property. The amount of the recapture is generally limited to the amount of gain recognized on the disposition.

The foregoing discussion of depletion deductions does not purport to be a complete analysis of the complex legislation and Treasury Regulations relating to the availability and calculation of depletion deductions by the unitholders. Further, because depletion is required to be computed separately by each unitholder and not by our partnership and because the availability of the depletion deduction depends upon the unitholder’s own factual circumstances, no assurance can be given to a particular unitholder with respect to the availability or extent of percentage depletion deductions to such unitholder for any taxable year. We encourage each prospective unitholder to consult his tax advisor to determine whether percentage depletion would be available to him.

The administration’s proposed budget would eliminate the percentage depletion method starting in 2011. Please read “—Potential Changes to Legislation.”

Deductions for Intangible Drilling and Development Costs

We will elect to currently deduct intangible drilling and development costs (IDCs). IDCs generally include our expenses for wages, fuel, repairs, hauling, supplies, and other items that are incidental to, and necessary for, the drilling and preparation of wells for the production of oil, gas, or geothermal energy. The option to currently deduct IDCs applies only to those items that do not have a salvage value.

Although we will elect to currently deduct IDCs, each unitholder will have the option of either currently deducting IDCs or capitalizing all or part of the IDCs and amortizing them on a straight-line basis over a 60-month period, beginning with the taxable month in which the expenditure is made. If a unitholder makes the election to amortize the IDCs over a 60-month period, no IDC preference amount will result for alternative minimum tax purposes.

Integrated oil companies must capitalize 30% of all their IDCs (other than IDCs paid or incurred with respect to oil and gas wells located outside of the United States) and amortize these IDCs over 60 months beginning in the month in which those costs are paid or incurred. If the taxpayer ceases to be an integrated oil company, it must continue to amortize those costs as long as it continues to own the property to which the IDCs relate. An “integrated oil company” is a taxpayer that has economic interests in oil deposits and also carries on substantial retailing or refining operations. An oil or gas producer is deemed to be a substantial retailer or refiner if it is subject to the rules disqualifying retailers and refiners from taking percentage depletion. In order to qualify as an “independent producer” that is not subject to these IDC deduction limits, a unitholder, either directly or indirectly through certain related parties, may not be involved in the refining of more than 75,000 barrels of oil (or the equivalent amount of gas) on average for any day during the taxable year or in the retail marketing of oil and gas products exceeding $5 million per year in the aggregate.

IDCs previously deducted that are allocable to property (directly or through ownership of an interest in a partnership) and that would have been included in the tax basis of the property had the IDC deduction not been taken are recaptured to the extent of any gain realized upon the disposition of the property or upon the disposition by a unitholder of interests in us. Recapture is generally determined at the unitholder level. Where only a portion of the recapture property is sold, any IDCs related to the entire property are recaptured to the extent of the gain realized on the portion of the property sold. In the case of a disposition of an undivided interest in a property, a proportionate amount of the IDCs with respect to the property is treated as allocable to the transferred undivided interest to the extent of any gain recognized. See “—Disposition of Common Units—Recognition of Gain or Loss.”

The administration’s proposed budget would eliminate current deduction of IDCs starting in 2011. Please read “—Potential Changes to Legislation.”

Deduction for U.S. Production Activities

Subject to the limitations on the deductibility of losses discussed above and the limitation discussed below, unitholders will be entitled to a deduction, herein referred to as the “Section 199 deduction,” equal to a specified percentage of our qualified production activities income that is allocated to such unitholder. The percentages are 6% for qualified production activities income generated in the years 2008 and 2009 and 9% thereafter; provided, however, that with respect to oil related qualified production, the 9% is reduced to 6% with respect to the lesser of (a) oil related qualified production activities income for the year, (b) the qualified production activities income for the year, or (c) taxable income.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses and losses that are not directly allocable to those receipts or another class of income. The products produced must be manufactured, produced, grown or extracted in whole or in significant part by the taxpayer in the United States.

For a partnership, the Section 199 deduction is determined at the partner level. To determine his Section 199 deduction, each unitholder will aggregate his share of the qualified production activities income allocated to him from us with the unitholder’s qualified production activities income from other sources. Each unitholder must take into account his distributive share of the expenses allocated to him from our qualified production activities regardless of whether we otherwise have taxable income. However, our expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction are taken into account only if and to the extent the unitholder’s share of losses and deductions from all of our activities is not disallowed by the tax basis rules, the at-risk rules or the passive activity loss rules. Please read “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses.”

The amount of a unitholder’s Section 199 deduction for each year is limited to 50% of the IRS Form W-2 wages actually or deemed paid by the unitholder during the calendar year that are deducted in arriving at qualified production activities income. Each unitholder is treated as having been allocated IRS Form W-2 wages from us equal to the unitholder’s allocable share of our wages that are deducted in arriving at our qualified production activities income for that taxable year. It is not anticipated that we or our subsidiaries will pay material wages that will be allocated to our unitholders.

This discussion of the Section 199 deduction does not purport to be a complete analysis of the complex legislation and Treasury authority relating to the calculation of domestic production gross receipts, qualified production activities income, or IRS Form W-2 wages, or how such items are allocated by us to unitholders. Further, because the Section 199 deduction is required to be computed separately by each unitholder and its availability is dependent upon each unitholder’s own factual circumstances, no assurance can be given to a particular unitholder as to the availability or extent of the Section 199 deduction to such unitholder. Each prospective unitholder is encouraged to consult his tax advisor to determine whether the Section 199 deduction would be available to him.

Lease Acquisition Costs

The cost of acquiring oil and gas leases or similar property interests is a capital expenditure that must be recovered through depletion deductions if the lease is productive. If a lease is proved worthless and abandoned, the cost of acquisition less any depletion claimed may be deducted as an ordinary loss in the year the lease becomes worthless. Please read “—Depletion Deductions.”

Geophysical Costs

The cost of geophysical exploration incurred in connection with the exploration and development of oil and gas properties in the United States are deducted ratably over a 24-month period beginning on the date that such expense is paid or incurred.

Operating and Administrative Costs

Amounts paid for operating a producing well are deductible as ordinary business expenses, as are administrative costs to the extent they constitute ordinary and necessary business expenses that are reasonable in amount.

Initial Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation, depletion and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by our general partner and its affiliates. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Potential Changes to Legislation

The White House released a preview of its budget for Fiscal Year 2010 on February 26, 2009, entitled “A New Era of Responsibility: Renewing America’s Promise.” Among the new administration’s proposed changes are the outright elimination of many of the key federal income tax benefits historically associated with oil and gas.

Although presented in very summary form, among other significant energy tax items, the administration’s budget appears to propose the complete elimination of:

(i) expensing of intangible drilling costs, and

(ii) the “percentage depletion” method of deduction with respect to oil and gas wells.

Additionally, the budget proposes to reinstate for single individuals making greater than $200,000 per year, and for couples making greater than $250,000 per year, the maximum ordinary income rates of 36% and 39.6%, and the maximum long-term capital gain rate of 20%.

Although no legislation has yet been formally introduced, the administration’s apparent effective date would be January 1, 2011. It is unclear whether such proposal will be proposed as actual legislation and, if so, whether it will actually be enacted. In addition, there are other significant tax changes under discussion in the Congress. If this proposal (or others) is enacted into law, it could represent an extremely significant reduction in the tax benefits that have historically applied to certain investments in oil and gas.

Our estimated taxable income percentage in “Material Tax Consequences—Ratio of Taxable Income to Distributions” is based in large part on the deductions targeted by the Obama Administration Budget Proposal that would apparently be effective on January 1, 2011. Thus, in addition to the many other assumptions inherent in our estimate, elimination of these deductions in particular would significantly increase our estimated ratio of taxable income to distributions.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our non-recourse liabilities. Because the amount realized includes a unitholder’s share of our non-recourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15% through 2010. However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depletion, IDC, and depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations as there is no controlling authority on this issue. Accordingly, Jackson Walker L.L.P. is unable to opine on the validity of this method of allocating income and deductions between unitholders. We use this method because it is not administratively feasible to make these allocations on a daily basis. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is required to notify us in writing of that purchase within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of any such transactions and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties.

Constructive Termination

We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve month period. Among other things, a constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in our filing two tax returns (and unitholders’ receiving two Schedule K-1s) for one calendar year and the cost of the preparation of these returns will be borne by all unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the Treasury Regulations under Section 743 of the Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

A regulated investment company, or “mutual fund,” is required to derive at least 90% of its gross income from certain permitted sources. Income from the ownership of units in a “qualified publicly traded partnership” is generally treated as income from a permitted source. We expect that we will meet the definition of a qualified publicly traded partnership.

Non-resident aliens and foreign corporations, trusts, or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss, or deduction and pay federal income tax at regular rates on their share of our net income or gain. Under rules applicable to publicly traded partnerships, we will withhold tax, at the highest effective applicable rate, from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling issued by the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor

Jackson Walker L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names Abraxas General Partner, LLC as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

•	a person that is not a U.S. person;

•	a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists relating to such a transaction, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million.

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any reportable transactions.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we conduct business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will initially own property or conduct business in Texas. We may also own property or conduct business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you may be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we conduct business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Jackson Walker L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN OUR PARTNERSHIP BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Code. For these purposes, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Code prohibits employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the plan.

In addition to considering whether the purchase of units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(1)	the equity interests acquired by employee benefit plans are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

(2)	the entity is an “operating company,”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries; or

(3)	there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (1) and (2) above and may also satisfy the requirements in (3) above.

Plan fiduciaries contemplating a purchase of our common units should consult with their own counsel regarding the consequences under ERISA and the Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

Rodman & Renshaw, LLC is acting as sole bookrunning manager of the offering and as representative of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, the underwriters have agreed severally to purchase from us the following number of common units and redeemable warrants at the offering price less the underwriting discount set forth on the cover page of this prospectus.

Underwriters	Number of Common Units	Number of Redeemable Warrants
Rodman & Renshaw, LLC
C.K. Cooper & Company
Total

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions and that the underwriters will purchase all such common units and redeemable warrants if any of the common units and redeemable warrants are purchased. The underwriters are obligated to take and pay for all of the common units and redeemable warrants offered by this prospectus, other than those covered by the over-allotment option described below, if any are taken.

As part of this offering, Abraxas Petroleum has agreed to purchase from us up to 600,000 common units and 300,000 redeemable warrants offered hereby that are not sold by the underwriters. For more information, please read “Certain Relationships and Related Party Transactions—Standby Purchase Agreement.”

The underwriters have advised us that they propose to offer the common units and redeemable warrants to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at such price less a selling concession not in excess of $             per common unit. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $             per common unit to certain other dealers. After the offering, the offering price and other selling terms may be changed by the underwriters, but any such changes will not affect the net proceeds to be received by us in the offering.

We will also reimburse Rodman & Renshaw, LLC for certain reasonable expenses incurred by them in connection with this offering, in the amount of 2.0% of gross offering proceeds.

We have also agreed to grant compensation warrants to the underwriters to purchase a number of our common units equal to 6% percent of the number of common units sold in the underwritten offering. The compensation warrants will have an exercise price equal to $             will expire on                         , 2012 and will otherwise comply with FINRA Rule 5110(g)(1) in that for a period of six months after the issuance date of the compensation warrants (which shall not be earlier than the closing date of the offering pursuant to which the compensation warrants are being issued), neither the compensation warrants nor any warrant shares issued upon exercise of the compensation warrants shall be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of the offering pursuant to which the compensation warrants are being issued, except the transfer of any security:

i. by operation of law or by reason of reorganization of the Partnership;

ii. to any FINRA member firm participating in this offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction described above for the remainder of the time period; or

iii. if the aggregate amount of securities of the Partnership held by Rodman & Renshaw, LLC or related person on an as converted to common unit basis do not exceed 1% of the securities being offered.

We intend to include in any future registration statement filed following the closing of this offering all common units underlying the compensation warrants granted to the underwriters.

In compliance with the guidelines of FINRA the maximum consideration or discount to be received by any FINRA member may not exceed eight percent of the aggregate amount of the securities offered pursuant to this prospectus supplement.

Option to Purchase Additional Common Units and Redeemable Warrants.    Pursuant to the underwriting agreement, we have granted to the underwriters an option, exercisable in whole or in part for 45 days after the date of this prospectus, to purchase up to 600,000 additional common units and 300,000 redeemable warrants at the offering price, less the underwriting discount set forth on the cover page of this prospectus, solely to cover over-allotments.

To the extent the underwriters exercise such over-allotment option, the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional common units and redeemable warrants as the number set forth next to such underwriter’s name in the preceding table bears to the total number of common units and redeemable warrants in the table, and we will be obligated, pursuant to the over-allotment option, to sell such common units and redeemable warrants to the underwriters.

Lock-up Agreements.    We, our general partner, Abraxas Operating, Abraxas Investments and the directors and executive officers of our general partner have agreed that during the 365 days after the date of this prospectus, we and they will not, without the prior written consent of Rodman & Renshaw, LLC, directly or indirectly, (1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any common units or securities convertible into or exchangeable for common units (other than common units issued (a) pursuant to employee benefit plans, qualified unit option plans or other employee compensation plans existing on the date of this prospectus or pursuant to currently outstanding options, warrants or rights, (b) to affiliates, but only to the extent that such affiliates agree to be bound by these provisions, (c) in connection with acquisitions of assets or businesses in which common units are issued as consideration or are issued in order to pay the cash portion of any consideration in such an acquisition or to repay any indebtedness incurred in connection with such an acquisition, provided that such acquisition results in an increase in available cash per unit on a pro forma basis, or (d) except in connection with the over-allotment option), sell or grant options, rights or warrants with respect to any common units or securities convertible into or exchangeable for common units (other than the grant of options pursuant to option plans existing on the date of this prospectus) or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such common units, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common units or other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 365-day period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 365-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 365-day period, the “lock-up” restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Rodman & Renshaw, LLC may, in its sole discretion, allow any of these parties to offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any common units or securities convertible into or exchangeable for common units prior to the expiration of such 365-day period in whole or in part at anytime without notice. Rodman & Renshaw, LLC has informed us that in the event that consent to a waiver of these restrictions is requested by us or any other person, Rodman & Renshaw, LLC, in deciding whether to grant its consent, will consider the unitholder’s reasons for requesting the release, the number of units for which the release is being requested and market conditions at the time of the request for such release. However, Rodman & Renshaw, LLC has informed us that as of the date of this prospectus there are no agreements between Rodman & Renshaw, LLC and any party that would allow such party to transfer any common units, nor does it have any intention of releasing any of the common units subject to the lock-up agreements prior to the expiration of the lock-up period at this time.

The Private Investors have agreed to restrictions on their ability to sell or otherwise dispose of their units similar to those described above for a period of 60 days, beginning on the date of this prospectus, subject to similar extensions as those for the 365-day period described above.

IPO Pricing.    Prior to this offering, there has been no public market for our common units or redeemable warrants. The initial public offering price will be determined by negotiation between us and the underwriters. The principal factors that will be considered in determining the public offering price include the following:

•	the information set forth in this prospectus and otherwise available to the underwriters;

•	market conditions for initial public offerings;

•	the history and the prospects for the industry in which we compete;

•	the ability of our management;

•	our prospects for future earnings;

•	the present state of our development and our current financial condition;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common units of generally comparable entities.

Discounts and Commissions.    The following table summarizes the discounts that we will pay to the underwriters in connection with the offering. These amounts assume both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional common units and redeemable warrants.

Total
	Per Common Unit	No Exercise	Full Exercise

Underwriting discounts paid by us	$	$	$

Proceeds before expenses to Abraxas Energy	$

Total		$	$

We estimate that total expenses of this offering, all of which will be paid by us, other than underwriting discounts and commissions, will be approximately $2.2 million.

Indemnification.    We, our general partner, Abraxas Operating, and Abraxas Investments have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that may be required with respect to these liabilities.

Stabilization.    Until the distribution of the common units and redeemable warrants is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the common units and redeemable warrants. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the common units and redeemable warrants.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment transactions involve sales by the underwriters of the common units and redeemable warrants in excess of the number of common units and redeemable warrants the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of common units and redeemable warrants over-allotted by the underwriters is not greater than the number of common units and redeemable warrants they may purchase in the over-allotment option. In a naked short position, the number of common units and redeemable warrants involved is greater than the number of common units and redeemable warrants in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing common units or redeemable warrants in the open market.

•

Syndicate-covering transactions involve purchases of the common units and redeemable warrants in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the common units and redeemable warrants to close out the short position, the underwriters will consider, among other things, the price of common units and redeemable warrants available for purchase in the open market as compared to the price at which they may purchase common units and redeemable warrants through the over-allotment option. If the underwriters sell more common units and redeemable warrants than could be covered by the over-allotment option, resulting in a naked short position, the position can only be closed out by buying common units and redeemable warrants in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units and redeemable warrants in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units and redeemable warrants originally sold by the syndicate member are purchased in a stabilizing or syndicate-covering transaction to cover syndicate short positions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common units and redeemable warrants or preventing or retarding a decline in the market price of the common units and redeemable warrants. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Stock Market or otherwise.

The underwriters will deliver a prospectus to all purchasers of common units and redeemable warrants in the short sales. The purchasers of common units and redeemable warrants in short sales are entitled to the same remedies under the federal securities laws as any other purchaser of common units and redeemable warrants covered by this prospectus.

The underwriters are not obligated to engage in any of the transactions described above. If they do engage in any of these transactions, they may discontinue them at any time.

Directed Unit Program.    At our request, the underwriters are reserving up to 200,000 common units (and 100,000 redeemable warrants) for sale at the initial public offering price to directors and officers of Abraxas General Partner, LLC, through a directed unit program. We do not know if such persons will choose to purchase all or any portion of the reserved common units and redeemable warrants, but any purchases they do make will reduce the number of common units and redeemable warrants available to the general public. Any common units and redeemable warrants not so purchased will be offered by the underwriters to the general public on the same basis as the other common units and redeemable warrants offered by this prospectus.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units and redeemable warrants. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Because the Financial Industry Regulatory Authority views the common units and redeemable warrants offered hereby as interests in a direct participation program, this offering is being made in compliance with Rule 2810 of the NASD Conduct Rules. Investor suitability with respect to the common units and redeemable warrants should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

No sales to accounts over which any underwriter exercises discretionary authority may be made without the prior written approval of the customer.

Electronic Prospectuses.    A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such website, or accessible through such website, is not part of this prospectus.

Conflicts/Affiliates.    Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

Our common units have been approved for listing on the NASDAQ Stock Market under the symbol “AXLP” and we have applied for the quotation of our warrants on the NASDAQ Stock Market under the symbol “AXLPW.”

VALIDITY OF THE SECURITIES

The validity of the common units, the redeemable warrants and the common units underlying the redeemable warrants will be passed upon for us by Jackson Walker L.L.P., San Antonio, Texas. Certain legal matters in connection with the common units, the redeemable warrants and the common units underlying the redeemable warrants offered by us will be passed upon for the underwriters by Sichenzia Ross Friedman Ference LLP, New York, New York.

EXPERTS

The consolidated financial statements of Abraxas Energy Partners, L.P. (“Successor”) and Abraxas Petroleum Corporation (“Predecessor”), included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

The information appearing in this prospectus concerning estimates of our oil and gas reserves as of December 31, 2008 was prepared by DeGolyer and MacNaughton, an independent engineering firm, with respect to approximately 93% of the standardized measure of our properties and has been included herein upon the authority of this firm as an expert.

The statements of revenues and direct operating expenses of the oil and gas properties acquired from St. Mary Land & Exploration Company for each of the three years in the period ended December 31, 2007, included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and are included in reliance upon the report of such firm upon their authority as experts in accounting and auditing.

The reserve estimates appearing in the notes to the statements of revenues and direct operating expenses of the oil and gas properties acquired from St. Mary Land & Exploration Company for each of the three years in the period ended December 31, 2007 included in this prospectus for 2007 and 2006 were prepared by St. Mary personnel and selected reserves associated with properties included in these acquired properties were reviewed by Ryder Scott Company, L.P. (“Ryder Scott”), an independent petroleum engineering firm, within the overall reserve preparation process utilized by St. Mary. For 2005, Ryder Scott prepared the reserve estimates for at least 60% of the standardized measure of the acquired properties and St. Mary personnel prepared the reserve estimates for the remainder of the acquired properties. The estimates of Ryder Scott appearing in the notes to the statements of revenues and direct operating expenses for the acquired properties were included therein upon the authority of Ryder Scott as an expert.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-l regarding the common units, the redeemable warrants and the common units underlying the redeemable warrants. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units, the redeemable warrants and the common units underlying the redeemable warrants offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s web site.

We intend to furnish our unitholders annual reports containing our audited financial statements and furnish or make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about:

•	the volatility of oil and gas prices;

•	discovery, estimation, development and replacement of oil and gas reserves;

•	cash flow, liquidity and financial position;

•	business and financial strategy;

•	amount, nature and timing of capital expenditures, including future development costs;

•	availability and terms of capital;

•	timing and amount of future production of oil and gas;

•	availability of drilling and production equipment;

•	operating costs and other expenses;

•	prospect development and property acquisitions;

•	marketing of oil and gas;

•	hedging arrangements;

•	competition in the oil and gas industry;

•	the impact of weather and the occurrence of natural disasters such as fires, floods, earthquakes and other catastrophic events and natural disasters;

•	governmental regulation of the oil and gas industry;

•	developments in oil-producing and gas-producing countries; and

•	strategic plans, expectations and objectives for future operations.

All of these types of statements, other than statements of historical fact included in this prospectus, are forward-looking statements. These forward-looking statements may be found in the “Prospectus Summary,” “Risk Factors,” “Cash Distribution Policy and Restrictions on Distributions,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and other sections of this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” the negative of such terms or other comparable terminology.

The forward-looking statements contained in this prospectus are largely based on our expectations, which reflect estimates and assumptions made by us. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, our assumptions about future events may prove to be inaccurate. We caution all readers that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to factors listed in the “Risk Factors” section and elsewhere in this prospectus. All forward-looking statements speak only as of the date of this prospectus. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

Page
Abraxas Energy Partners, L.P.

Unaudited Pro Forma Consolidated Financial Statements Basis of Presentation	F-2
Unaudited Pro Forma Consolidated Balance Sheet at March 31, 2009	F-3
Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2008	F-4
Unaudited Pro Forma Consolidated Statement of Operations for the three months ended March 31, 2009	F-5
Notes to Unaudited Pro Forma Consolidated Financial Statements	F-6

Abraxas Energy Partners, L.P.

Report of Independent Registered Public Accounting Firm	F-9
Consolidated Balance Sheets at December 31, 2008 and 2007	F-11
Consolidated Statements of Operations for the year ended December 31, 2008, for the periods May 25–December 31, 2007 and January 1–May 24, 2007 and the year ended December 31, 2006	F-13

Consolidated Statements of Stockholders’ Equity (Deficit)/Partners’ Capital for the year ended December  31, 2008, for the periods May 25–December 31, 2007 and January 1–May 24, 2007 and the year ended December 31, 2006

F-14
Consolidated Statements of Cash Flows for the year ended December 31, 2008, for the periods May 25–December 31, 2007 and January 1–May 24, 2007 and the year ended December 31, 2006	F-16

Consolidated Statements of Other Comprehensive Income (Loss) for the year ended December 31, 2008, for the periods May 25–December 31, 2007 and January 1–May 24, 2007 and the year ended December 31, 2006

F-17
Notes to Consolidated Financial Statements	F-18

Abraxas Energy Partners, L.P.

Condensed Consolidated Balance Sheets at March 31, 2009 (unaudited) and December 31, 2008	F-42
Condensed Consolidated Statements of Operations for the three months ended March 31, 2009 and 2008 (unaudited)	F-44
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2009 and 2008 (unaudited)	F-45
Notes to Condensed Consolidated Financial Statements	F-46

Abraxas General Partner, LLC

Report of Independent Registered Public Accounting Firm	F-59
Consolidated Balance Sheet at December 31, 2008	F-60
Notes to Consolidated Balance Sheet	F-62

Oil and Gas Properties Acquired from St. Mary Land & Exploration Company

Report of Independent Registered Public Accounting Firm	F-71
Statements of Revenues and Direct Operating Expenses for the years ended December 31, 2007, 2006 and 2005	F-72
Notes to Financial Statements	F-73

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated financial information is derived from the historical financial statements of Abraxas Energy and reflects the St. Mary Acquisition and the completion of this offering and the use of proceeds from this offering, each as described below.

The Unaudited Pro Forma Consolidated Balance Sheet at March 31, 2009 has been prepared assuming that this offering was consummated on March 31, 2009. The Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2008 and the three months ended March 31, 2009 have been prepared assuming that the St. Mary Acquisition and this offering were consummated on January 1, 2008.

The Unaudited Pro Forma Consolidated Financial Information should be read in conjunction with the notes thereto, the Consolidated Financial Statements of Abraxas Energy and the notes thereto and the Statements of Revenues and Direct Operating Expenses of Oil and Gas Properties Acquired from St. Mary and the notes thereto.

The Unaudited Pro Forma Consolidated Financial Information is not indicative of our financial position or the results of operations that might have actually occurred if the St. Mary Acquisition and the completion of this offering occurred at the dates presented or of our future financial position or results of operations. In addition, future results may vary significantly from the results reflected in such statements due to normal oil and gas production declines, reductions in prices paid for oil and gas, future acquisitions and other factors.

St. Mary Acquisition

On January 31, 2008, we closed the acquisition of oil and gas properties from St. Mary and certain other sellers for $126.0 million. The properties are primarily located in the Rocky Mountain and Mid-Continent regions of the United States. We borrowed $79.7 million under our credit facility and $50.0 million under our subordinated credit facility to finance the acquisition and pay expenses and fees incurred in connection with the acquisition. The acquisition has been accounted for as a purchase in the Unaudited Pro Forma Consolidated Balance Sheet.

This Offering

We intend to use the net proceeds from this offering, together with our general partner’s proportionate capital contribution, to partially repay indebtedness outstanding under our subordinated credit facility.

ABRAXAS ENERGY PARTNERS, L.P.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AT MARCH 31, 2009

	Abraxas Energy— Successor	This Offering		Abraxas Energy— Pro Forma
	(In thousands)
Assets:
Current assets:
Cash and cash equivalents	$613	$—		$613
Accounts receivable	6,622	—		6,622
Derivative asset—current	24,424	—		24,424
Other	27	—		1,951

Total current assets	31,686	—		31,686
Property and equipment:
Oil and gas properties, full cost method of accounting Proved	245,535	—		245,535
Less accumulated depreciation, depletion and amortization	130,524	—		130,524

Total property and equipment—net	115,011	—		115,011
Derivative asset—long-term	21,663	—		21,663

Deferred financing fees, net	1,631	—		1,631

Total assets	$169,991	$—		$169,991

Liabilities and Partners’ Equity (Deficit):
Current liabilities:
Accounts payable	$478	$—		$478
Accrued interest	222	—		222
Derivative liability—current	2,950	—		2,950
Other accrued expenses	19	—		19
Current maturities of long-term debt	40,000	(18,530	)(a)	21,470

Total current liabilities	43,669	(18,530)		25,139
Long-term debt	125,600	—		125,600
Future site restoration	9,179	—		9,179

Total liabilities	178,448	(18,530)		159,918

Commitments and contingencies

Partners’ equity (deficit)	(8,457)	18,530		10,073

Total liabilities and Partners’ equity (deficit)	$169,991	$—		$169,991

See accompanying note 1 to unaudited consolidated pro forma financial statements.

ABRAXAS ENERGY PARTNERS, L.P.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2008

	Successor	Pro Forma Adjustments Related to St. Mary Acquisition		Pro Forma Adjustments Related to This Offering		Abraxas Energy— Pro Forma
	(In thousands, except per share/unit data)
Revenues:
Oil and gas production revenues	$83,391	$3,654	(a)	$—		$87,045

	83,391	3,654		—		87,045
Operating costs and expenses:
Lease operating and production taxes	22,577	1,044	(a)	—		23,621
Depreciation, depletion, and amortization	20,063	892	(b)	—		20,955
Ceiling-test impairment	97,121	—		—		97,121
General and administrative (including equity-based compensation of $242)	2,657	—		—		2,657

	142,418	1,936		—		144,354

Operating income (loss)	(59,027)	1,718		—		(57,309)
Other (income) expense:
Interest income	(22)	—		—		(22)
Interest expense	10,203	523	(c)	(1,308	)(d)	9,418
Amortization of deferred financing fees	988	66	(e)	—		1,054
Financing fees	359	—		—		359
Loss (gain) on derivative contracts	(28,333)	—		—		(28,333)
Other	1,105	—		—		1,105

	(15,700)	589		(1,308)		(16,419)

Net income (loss)	$(43,327)	$1,129		$1,308		$(40,888)

Net loss per common unit—basic	$(3.81)					$(2.59)

Net loss per common unit—diluted(1)	$(3.81)					$(2.59)

Weighted average common units outstanding— basic	11,359,796					15,778,866

Weighted average common units outstanding—diluted	11,359,796					15,778,866

(1)	Does not include the common units underlying the redeemable warrants.

See accompanying note 2 to unaudited consolidated pro forma financial statements.

ABRAXAS ENERGY PARTNERS, L.P.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2009

	Successor	Pro Forma Adjustments Related to This Offering		Abraxas Energy— Pro Forma
	(In thousands, except per share/unit data)
Revenues:
Oil and gas production revenues	$8,630	$—		$8,630

Operating costs and expenses:
Lease operating and production taxes	4,804	—		4,804
Depreciation, depletion, and amortization	3,526	—		3,526
Ceiling-test impairment	2,775	—		2,775
General and administrative (including equity-based compensation of $47)	807	—		807

	11,912	—		11,912

Operating income (loss)	(3,282)	—		(3,282)
Other (income) expense:
Interest income	(2)	—		(2)
Interest expense	2,438	(503	)(a)	1,935
Amortization of deferred financing fees	202	—		202
Financing fees	362	—		362
Loss (gain) on derivative contracts	(12,865)	—		(12,865)
Other	21	—		21

	(9,844)	(503)		(10,347)

Net income	$6,562	$503		$7,065

Net income per common unit—basic	$0.58			$0.45

Net income per common unit—diluted(1)	$0.58			$0.45

Weighted average common units outstanding—basic	11,358,689			15,778,866

Weighted average common units outstanding—diluted	11,410,589			15,830,766

(1)	Does not include the common units underlying the redeemable warrants.

See accompanying note 3 to unaudited consolidated pro forma financial statements.

NOTES TO UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

NOTE 1.

The Unaudited Pro Forma Consolidated Balance Sheet as of March 31, 2009 reflects the completion of this offering as if it had been consummated on March 31, 2009.

(a)	Adjust long-term debt to eliminate debt repaid in connection with this offering assuming net proceeds of $18.5 million. The net proceeds of $18.5 million assumes the sale of 4,000,000 common units at an assumed offering price of $5.00 per unit, for gross proceeds from this offering of $20.0 million, plus the $0.4 million capital contribution from the general partner, less underwriting discounts and commissions and offering fees and expenses of $1.9 million. Approximately $1.8 million of the offering fees and expenses have been previously paid out of available cash.

NOTE 2.

The Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2008 reflects the St. Mary Acquisition and the completion of this offering as if they had been consummated on January 1, 2008. All adjustments pertain to the period from January 1 to January 31, 2008 as our historical financials do not include results from such period.

(a)	Adjust revenue and expenses related to oil and gas properties acquired from St. Mary.

(b)	Adjust depreciation, depletion, and amortization to account for the properties acquired from St. Mary.

(c)	Adjust interest expense to reflect interest on borrowings under our credit facility and our subordinated credit facility to finance the St. Mary Acquisition.

(In thousands)
Interest expense related to borrowings to finance the St. Mary Acquisition	$523

Net increase in interest expense	$523

(d)	Adjust interest expense to reflect the repayment of indebtedness under our subordinated credit facility from the net proceeds of this offering.

(e)	Record amortization of deferred financing fees related to borrowings under our credit facility and our subordinated credit facility to finance the St. Mary Acquisition.

NOTE 3.

The Unaudited Pro Forma Consolidated Statement of Operations for the three months ended March 31, 2009 reflects the completion of this offering as if it had been consummated on January 1, 2008.

(a)	Adjust interest expense to reflect the repayment of indebtedness under our subordinated credit facility from the net proceeds of this offering.

NOTE 4. Supplemental Oil and Gas Disclosures

The following information summarizes the net proved reserves of oil (including condensate and natural gas liquids) and gas and the present values thereof as of December 31, 2008 for our properties. The following reserve information is based upon reports of the independent petroleum consulting firm of DeGolyer and MacNaughton for reserves comprising approximately 93% of the standardized measure of our properties. Reserve estimates for the remaining properties were prepared by Abraxas Petroleum personnel. The properties acquired from St. Mary included in the reserve report prepared by DeGolyer and MacNaughton were selected by us initially according to the value we allocated to each property during our review of the acquisition. Reserve estimates for the higher valued properties were prepared by DeGolyer and MacNaughton and reserve estimates for the lower valued

NOTES TO UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

NOTE 4. Supplemental Oil and Gas Disclosures (Continued)

properties were prepared by Abraxas Petroleum personnel because we determined that it was not practical for DeGolyer and MacNaughton to prepare reserve estimates for all of the properties acquired from St. Mary due to the large number of properties with relatively low values. Some of the properties include multiple wells. A total of 300 properties were included in the reserve report prepared by DeGolyer and MacNaughton, which comprised approximately 93% of the standardized measure of our properties and a total of 854 properties were included in the reserve estimates prepared by Abraxas Petroleum personnel, which comprised approximately 7% of the standardized measure of our properties. Please read—“Appendix D” for information regarding DeGolyer and MacNaughton’s preparation of their reserve report. The estimates were prepared in accordance with SEC regulations.

The Partnership’s estimated proved developed and estimated proved undeveloped reserves are all located within the United States. The Partnership cautions that there are many uncertainties inherent in estimating proved reserve quantities and in projecting future production rates and the timing of development expenditures. In addition, estimates of new discoveries are more imprecise than those of properties with a production history. Accordingly, these estimates are expected to change as further information becomes available. Material revisions of reserve estimates may occur in the future, development and production of the oil and gas reserves may not occur in the periods assumed, and actual prices realized and actual costs incurred may vary significantly from those used in this estimate. Proved reserves represent estimated quantities of natural gas, crude oil and condensate that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic and operating conditions existing at the time the estimates were made. Estimated proved developed reserves are estimated proved reserves expected to be recovered through wells and equipment in place and under operating methods in use at the time the estimates were made.

Proved reserves were estimated in accordance with guidelines established by the United States Securities and Exchange Commission and the FASB, which require estimates to be prepared under existing economic and operating conditions with no provision for price and cost escalations except by contractual arrangements; therefore, year-end prices and costs were used in estimated net cash flows.

The following table sets forth changes in estimated proved reserves for the periods indicated.

	Abraxas Energy— Successor
	Oil (MBbl)	Gas (MMcf)
Proved Reserves:
December 31, 2007	1,206	65,460
Revisions of previous estimates	(1,391)	(4,919)
Extensions and discoveries	—	2,090
Acquisition of oil and gas properties	5,112	26,280
Sales of minerals in place	—	—
Production	(448)	(5,505)

December 31, 2008	4,479	83,406

Acquisition of oil and gas properties increased significantly during 2008 due to the properties we acquired from St. Mary in January 2008.

NOTES TO UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

NOTE 4. Supplemental Oil and Gas Disclosures (Continued)

The following table sets forth certain information regarding proved developed oil and gas reserves.

	Oil (MBbl)	Gas (MMcf)
Proved developed reserves:
December 31, 2007	1,167	29,334
December 31, 2008	4,416	41,030

The following table, which presents a standardized measure of discounted future net cash flow and changes therein relating to estimated proved oil and gas reserves, are presented pursuant to FAS 69. In computing this data, assumptions other than those required by FAS 69 could produce different results. Accordingly, the data should not be construed as representative of the fair market value of the Partnership’s estimated proved oil and gas reserves. The following assumptions have been made:

•

Future revenues were based on year-end NYMEX oil and gas prices of $44.60 per barrel of oil and $5.62 per MMbtu of gas for December 31, 2008 and $95.98 per barrel of oil and $7.48 per MMbtu of gas for December 31, 2007. Future price changes were included only to the extent provided by existing contractual agreements.

•	Production and development costs were computed using year-end costs assuming no change in present economic conditions.

•	Future net cash flow were discounted at an annual rate of 10%.

No future income taxes were computed in the pro forma presentation in accordance with the Partnership’s standing as a non-taxable entity.

The standardized measure of discounted future net cash flow relating to estimated proved oil and gas reserves is presented below:

As of December 31, 2008
Abraxas Energy— Successor
(In thousands)
Future cash inflows	$584,708
Future production costs	(231,416)
Future development costs	(90,183)
Future income tax expense	—

Future net cash flow	263,109
Discount	(144,538)

Standardized Measure of discounted future net cash relating to proved reserves	$118,571

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of

Abraxas Energy Partners, L.P.

San Antonio, Texas

We have audited the accompanying consolidated balance sheet of Abraxas Energy Partners, L.P. (“Successor” or “Partnership”) as of December 31, 2008 and 2007 and the related consolidated statements of operations, partners’ equity, and cash flows and other comprehensive income (loss) for the year ended December 31, 2008 and for the period from May 25, 2007 to December 31, 2007. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Abraxas Energy Partners, L.P. at December 31, 2008 and 2007, and the results of its operations and its cash flows for the year ended December 31, 2008 and for the period from May 25, 2007 to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/  BDO SEIDMAN, LLP

Dallas, Texas

March 10, 2009

To the Partners of

Abraxas Energy Partners, L.P.

San Antonio, Texas

We have audited the accompanying consolidated statements of operations, stockholders’ equity (deficit), and cash flows and other comprehensive income (loss) of Abraxas Petroleum Corporation (“Predecessor”) for the period from January 1, 2007 through May 24, 2007 and the year ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Abraxas Petroleum Corporation for the period from January 1, 2007 through May 24, 2007 and the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/  BDO SEIDMAN, LLP

Dallas, Texas

March 10, 2009

ABRAXAS ENERGY PARTNERS, L.P.

CONSOLIDATED BALANCE SHEETS

ASSETS

	Successor
	December 31,
	2008	2007
	(In thousands)
Current assets:
Cash and cash equivalents	$1,924	$1,759
Accounts receivable:
Joint owners	7,239	4,696
Oil and gas production sales	456	—
Other	—	—

	7,695	4,696
Derivative asset—current	22,832	2,658
Other current assets	37	22

Total current assets	32,488	9,135

Property and equipment:
Oil and gas properties, full cost method of accounting:
Proved	243,240	102,533
Unproved properties excluded from depletion	—	—
Other property and equipment	—	—

Total	243,240	102,533
Less accumulated depreciation, depletion, and amortization	124,223	7,039

Total property and equipment—net	119,017	95,494

Deferred financing fees, net	1,341	715
Derivative asset—long-term	16,394	359

Total assets	$169,240	$105,703

See accompanying notes to consolidated financial statements.

ABRAXAS ENERGY PARTNERS, L.P.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

LIABILITIES AND PARTNERS’ EQUITY (DEFICIT)

	Successor
	December 31,
	2008	2007
	(In thousands)
Current liabilities:
Accounts payable	$1,142	$—
Oil and gas production payable	8	—
Accrued interest	332	241
Other accrued expenses	243	—
Derivative liability—current	3,000	5,154
Distribution payable	2,358	—
Current maturities of long-term debt	40,000	—

Total current liabilities	47,083	5,395

Long-term debt	125,600	45,900
Derivative liability—long-term	—	3,941
Future site restoration	9,049	779

Total liabilities	181,732	56,015

Commitments and contingencies

Partners’ equity (deficit):
Partners’ capital, 11,378,178 and 11,361,599 units outstanding	34,324	53,177
Accumulated deficit	(46,816)	(3,489)

Total partners’ equity (deficit)	(12,492)	49,688

Total liabilities and partners’ equity (deficit)	$169,240	$105,703

See accompanying notes to consolidated financial statements.

ABRAXAS ENERGY PARTNERS, L.P.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor		Predecessor
	Year Ended December 31, 2008	May 25 - December 31, 2007	January 1 - May 24, 2007	Year Ended December 31, 2006

	(In thousands except per share/unit data)
Revenues:
Oil and gas production revenues	$83,391	$22,148	$18,791	$49,448
Rig revenues	—	—	514	1,613
Other	—	—	—	16

	83,391	22,148	19,305	51,077
Operating costs and expenses:
Lease operating and production taxes	22,577	5,136	4,757	11,776
Depreciation, depletion, and amortization	20,063	7,039	5,773	14,939
Rig operations	—	—	295	819
Ceiling-test impairment	97,121	—	—	—
General and administrative (including equity-based compensation of $242, $0, $393, and $998)	2,657	987	1,867	5,160

	142,418	13,162	12,692	32,694

Operating income (loss)	(59,027)	8,986	6,613	18,383

Other (income) expense:
Interest income	(22)	(21)	(26)	(29)
Interest expense	10,203	1,795	6,397	16,767
Amortization of deferred financing fees	988	121	632	1,591
Financing fees	359	—	—	—
Loss (gain) on derivative contracts (unrealized $(37,860), $6,131, $137, and $(81))	(28,333)	4,125	218	(646)
Loss on debt extinguishment	—	6,455	—	—
Other	1,105	—	—	—

	(15,700)	12,475	7,221	17,683

Net income (loss)	$(43,327)	$(3,489)	$(608)	$700

Net income (loss) per common unit/share—basic	$(3.81)	$(0.31)	$(0.01)	$0.02

Net income (loss) per common unit/share—diluted	$(3.81)	$(0.31)	$(0.01)	$0.02

Weighted average common units/shares outstanding— basic	11,359,796	11,361,599	42,795,054	42,578,584

Weighted average common units/shares outstanding—diluted	11,359,796	11,361,599	42,795,054	43,862,381

See accompanying notes to consolidated financial statements.

ABRAXAS ENERGY PARTNERS, L.P.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands except number of shares)

	Predecessor
	Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total

	Shares	Amount	Shares	Amount
Balance at December 31, 2005	42,063,167	$421	56,477	$(408)	$162,795	$(188,193)	$1,684	$(23,701)
Net Income	—	—	—	—	—	700	—	700
Change in unrealized gain (loss) fair value of investments	—	—	—	—	—	—	(709)	(709)
Equity-based compensation	—	—	—	—	998	—	—	998
Shares issued for compensation	5,782	—	(20,925)	123	14	—	—	137
Stock options exercised	693,517	7	—	—	403	—	—	410

Balance at December 31, 2006	42,762,466	428	35,552	(285)	164,210	(187,493)	975	(22,165)
Net Loss	—	—	—	—	—	(608)	—	(608)
Change in unrealized gain (loss) fair value of investments	—	—	—	—	—	—	253	253
Equity-based compensation	—	—	—	—	276	—	—	276
Shares issued for compensation	6,818	1	(35,552)	285	(157)	—	—	129
Stock options exercised	165,000	—	—	—	—	—	—	—

Balance at May 24, 2007	42,934,284	$429	—	$—	$164,329	$(188,101)	$1,228	$(22,115)

See accompanying notes to consolidated financial statements.

ABRAXAS ENERGY PARTNERS, L.P.

CONSOLIDATED STATEMENTS OF PARTNERS’ CAPITAL (DEFICIT)

	Successor
	Abraxas General Partner, LLC	Abraxas Energy Investments, LLC	Private Investors	Total Partners’ Capital
	(In thousands)
Balance at May 25, 2007	$—	$—	$—	$—
Formation Transactions	3,739	(35,719)	92,094	60,114
Net loss	(70)	(1,577)	(1,842)	(3,489)
Distributions	(120)	(2,705)	(3,163)	(5,988)
Expenses relating to this offering	—	—	(949)	(949)

Balance at December 31, 2007	$3,549	$(40,001)	$86,140	$49,688
Net loss	(867)	(19,583)	(22,877)	(43,327)
Distributions	(376)	(8,481)	(9,918)	(18,775)
Expenses relating to this offering	—	—	(78)	(78)

Balance at December 31, 2008	$2,306	$(68,065)	$53,267	$(12,492)

See accompanying notes to consolidated financial statements.

ABRAXAS ENERGY PARTNERS, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor		Predecessor
	Year Ended December 31, 2008	May 25- December 31, 2007	January 1- May 24, 2007	Year Ended December 31, 2006

	(In thousands)
Operating Activities
Net income (loss)	$(43,327)	$(3,489)	$(608)	$700
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Change in derivative fair value	(42,304)	6,078	—	(81)
Depreciation, depletion, and amortization	20,063	7,039	5,773	14,939
Ceiling-test impairment	97,121	—	—	—
Accretion of future site restoration	507	145	30	133
Amortization of deferred financing fees	988	121	632	1,591
Equity-based compensation	242	—	276	998
Other non-cash expenses	—	—	129	92
Changes in operating assets and liabilities:
Accounts receivable	(2,999)	(4,696)	195	2,357
Other	(15)	27	531	(486)
Accounts payable and accrued expenses	198	241	3,192	(4,682)

Net cash provided by operations	30,474	5,466	10,150	15,561

Investing Activities
Capital expenditures, including purchases and development of properties	(131,900)	(14,086)	(6,622)	(26,346)
Proceeds from the sale of oil and gas properties	—	—	—	12,244

Net cash used in investing activities	(131,900)	(14,086)	(6,622)	(14,102)

Financing Activities
Proceeds from issuance of common stock	—	—	—	455
Proceeds from issuance of partnership equity	—	100,000	—	—
Costs of partnership equity ownership	—	(17,348)	—	—
Proceeds from long-term borrowings	129,700	45,900	—	20,444
Payments on long-term borrowings	(10,000)	(125,904)	758	(22,357)
Deferred financing fees	(1,692)	(836)	(2,500)	—
Net proceeds from capital contribution	—	14,555	—	—
Partnership distributions	(16,417)	(5,988)	—	—

Net cash provided by (used in) financing activities	101,591	10,379	(1,742)	(1,458)

Increase (decrease) in cash	165	1,759	1,786	1
Cash and cash equivalents, at beginning of period	1,759	—	43	42

Cash and cash equivalents, at end of period	$1,924	$1,759	$1,829	$43

Supplemental disclosures of cash flow information:
Interest paid	$9,715	$1,554	$1,095	$16,575

See accompanying notes to consolidated financial statements.

ABRAXAS ENERGY PARTNERS, L.P.

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

	Successor		Predecessor
	Year Ended December 31, 2008	May 25- December 31, 2007	January 1- May 24, 2007	Year Ended December 31, 2006

	(In thousands)
Net income (loss)	$(43,327)	$(3,489)	$(608)	$700
Other Comprehensive income:
Change in carrying value of investment	—	—	253	(709)

Other comprehensive income (loss)	—	—	253	(709)

Comprehensive income (loss)	$(43,327)	$(3,489)	$(355)	$(9)

See accompanying notes to consolidated financial statements.

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Significant Accounting Policies

Basis of Presentation

Abraxas Energy Partners, L.P. (the “Partnership”) is a Delaware limited partnership formed in May 2007, to acquire certain oil and gas assets of Abraxas Petroleum Corporation (“Abraxas Petroleum”). The oil and gas assets contributed by Abraxas Petroleum to the Partnership are held by Abraxas Operating, LLC, (“Abraxas Operating”) a wholly-owned subsidiary of the Partnership. References to “Abraxas Energy”, “we,” “us,” “our,” and similar references or like terms refer to the Partnership and Abraxas Operating. For the period from May 25 to December 31, 2007 and the year ended December 31, 2008, the successor consolidated financial statements include the accounts of the Partnership and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. For more information on the formation of the Partnership, see Note 2. Formation Transactions.

For the year ended December 2006 and for the period from January 1 to May 24, 2007, the predecessor consolidated financial statements include the accounts of Abraxas Petroleum and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Certain items included in the prior year financial statements have been reclassified to conform to the 2007 presentation.

The financial condition and results of operations of Abraxas Petroleum for the periods up to May 24, 2007 are referred to in this prospectus as “Predecessor,” and the financial condition and results of operations for periods subsequent to May 24, 2007 are referred to as “Successor” and represent only those of the Partnership.

Liquidity

The current global recession has had a significant impact on our operations. As a result of the global recession, commodity prices are depressed and may stay depressed or decline even further, thereby causing a prolonged downturn, which could reduce our future cash flow from operations. This could cause us to alter our business plans, including reducing our exploitation and development plans. Additionally, our subordinated credit facility matures on July 1, 2009. We intend to partially repay indebtedness outstanding under our subordinated credit facility with proceeds from our initial public offering. We also intend to re-finance the indebtedness outstanding under our subordinated credit facility prior to its scheduled maturity; however there can be no assurance that we will be successful in this effort. We have engaged an exclusive financial advisor to assist us in this re-financing. In addition, under our subordinated credit facility an event of default would occur if we fail to receive $20.0 million of proceeds from an equity issuance on or before April 30, 2009. We are also in discussions with our current lenders to amend our credit facilities in the event an equity issuance is not completed by April 30, 2009. While we believe that there are alternatives available to us to re-finance our subordinated credit facility, we cannot assure you that any of these alternatives will be successfully implemented.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that it is reasonably possible that estimates of proved crude oil and natural gas revenues could significantly change in the future.

Concentration of Credit Risk

Financial instruments, which potentially expose the Partnership to credit risk consist principally of trade receivables and oil and gas derivative instruments. Accounts receivable are generally from companies with

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Organization and Significant Accounting Policies (Continued)

significant oil and gas marketing activities. The Partnership performs ongoing credit evaluations and, generally, requires no collateral from its customers. The counterparty to our commodity swaps is with one of the financial institutions in which we have outstanding debt. Accordingly, we believe our exposure to credit risk to this counterparty is currently mitigated in part by this, as well as the current overall financial condition of the counterparty.

The Partnership maintains its cash and cash equivalents in excess of federally insured limits in prominent financial institutions considered by the Partnership to be of high credit quality.

Cash and Equivalents

Cash and cash equivalents include cash on hand, demand deposits and short-term investments with original maturities of three months or less.

Accounts Receivable

Accounts receivable are reported net of an allowance for doubtful accounts. The allowance for doubtful accounts is determined based on the Partnership’s historical losses, as well as a review of certain accounts. Accounts are charged off when collection efforts have failed and the account is deemed uncollectible.

Oil and Gas Properties

The Partnership follows the full cost method of accounting for crude oil and natural gas properties. Under this method, all direct costs and certain indirect costs associated with acquisition of properties and successful as well as unsuccessful exploration and development activities are capitalized. Depreciation, depletion, and amortization of capitalized crude oil and natural gas properties and estimated future development costs, excluding unproved properties, are based on the unit-of-production method based on proved reserves. Net capitalized costs of crude oil and natural gas properties, as adjusted for asset retirement obligations, less related deferred taxes, are limited to the lower of unamortized cost or the cost ceiling, defined as the sum of the present value of estimated future net revenues from proved reserves based on unescalated prices discounted at 10%, plus the cost of properties not being amortized, if any, plus the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any, less related income taxes. The Partnership does not have any properties that are being excluded from amortization. Excess costs are charged to proved property impairment expense. No gain or loss is recognized upon sale or disposition of crude oil and natural gas properties, except in unusual circumstances. We apply the full cost ceiling test on a quarterly basis on the date of the latest balance sheet presented. During the fourth quarter of 2008, the Partnership incurred a proved property impairment, or ceiling-test impairment, due to the decrease in commodity prices during the period. For the year ended December 31, 2008, the Partnership recorded an impairment of $97.1 million, based on year-end prices of $44.60 per barrel of oil and $5.62 per Mcf of gas.

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Organization and Significant Accounting Policies (Continued)

Estimates of Proved Oil and Gas Reserves

Estimates of our proved reserves included in this report are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and SEC guidelines. The accuracy of a reserve estimate is a function of:

•	the quality and quantity of available data;

•	the interpretation of that data;

•	the accuracy of various mandated economic assumptions;

•	and the judgment of the persons preparing the estimate.

Our proved reserve information included in this report was based on evaluations prepared by independent petroleum engineers. Estimates prepared by other third parties may be higher or lower than those included herein. Because these estimates depend on many assumptions, all of which may substantially differ from future actual results, reserve estimates will be different from the quantities of oil and gas that are ultimately recovered. In addition, results of drilling, testing and production after the date of an estimate may justify material revisions to the estimate.

In accordance with SEC requirements, we based the estimated discounted future net cash flows from proved reserves on prices and costs on the date of the estimate. Future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate which would impact the estimated value of our reserves.

The estimates of proved reserves materially impact DD&A expense. If the estimates of proved reserves decline, the rate at which we record DD&A expense will increase, reducing future net income. Such a decline may result from lower market prices, which may make it uneconomic to drill for and produce higher cost fields.

Derivative Instruments and Hedging Activities

The Partnership enters into agreements to hedge the risk of future oil and gas price fluctuations. Such agreements are primarily in the form of NYMEX-based fixed price commodity swaps, which limit the impact of price fluctuations with respect to the Partnership’s sale of oil and gas. The Partnership does not enter into speculative hedges.

Statement of Financial Accounting Standards, (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Partnership has not designated any of these instruments as a hedge as prescribed by SFAS 133. Accordingly, all derivatives will be recorded on the balance sheet at fair value with changes in fair value being recognized in earnings.

Fair Value of Financial Instruments

The Partnership includes fair value information in the notes to consolidated financial statements when the fair value of its financial instruments is materially different from the carrying value. The Partnership assumes the carrying value of those financial instruments that are classified as current approximates fair value because of the short maturity of these instruments. For noncurrent financial instruments, the Partnership uses quoted market prices or, to the extent that there are no available quoted market prices, market prices for similar instruments.

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Organization and Significant Accounting Policies (Continued)

Equity-Based Payments

We currently utilize a standard option pricing model (i.e., Black-Scholes) to measure the fair value of stock/unit options granted to employees and directors. Options granted to employees and directors are valued at the date of grant and expense is recognized over the options vesting period. For the years ended December 31, 2006 and the period January 1 – May 24, 2007, equity-based compensation was approximately $393,000 and $998,000 respectively. We did not award any options in the period May 25 – December 31, 2007 or during the year ended December 31, 2008. For additional information regarding share-based payments please see Note 5 “Equity-based Compensation and Stock/Unit Awards.”

Restoration, Removal and Environmental Liabilities

The Partnership is subject to extensive federal, state and local environmental laws and regulations. These laws regulate the discharge of materials into the environment and may require the Partnership to remove or mitigate the environmental effects of the disposal or release of petroleum substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed.

Liabilities for expenditures of a noncapital nature are recorded when environmental assessments and/or remediation is probable, and the costs can be reasonably estimated. Such liabilities are generally undiscounted unless the timing of cash payments for the liability or component are fixed or reliably determinable.

SFAS No. 143, “Accounting for Asset Retirement Obligations” (SFAS 143). SFAS 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires that the fair value of a liability for an asset’s retirement obligation be recorded in the period in which it is incurred and the corresponding cost capitalized by increasing the carrying amount of the related long-lived asset. The liability is accreted to its then present value each period, and the capitalized cost is depreciated over the useful life of the related asset. For all periods presented, we have included estimated future costs of abandonment and dismantlement in our full cost amortization base and amortize these costs as a component of our depletion expense in the accompanying consolidated financial statements.

The following table summarizes our asset retirement obligation transactions during the following periods:

	Successor		Predecessor
	Year Ended December 31, 2008	May 25 - December 31, 2007	January 1 - May 24, 2007	Year Ended December 31,
				2006
	(In thousands)
Beginning asset retirement obligation	$779	$585	$1,019	$883
New wells placed on production and other	7,874	49	14	29
Deletions related to property disposals	(111)	—	—	(26)
Accretion expense	507	145	30	133

Ending asset retirement obligation	$9,049	$779	$1,063	$1,019

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Organization and Significant Accounting Policies (Continued)

Revenue Recognition and Major Customers

The Partnership recognizes oil and gas revenue from its interest in producing wells as oil and gas is sold from those wells, net of royalties. The Partnership utilizes the sales method to account for gas production volume imbalances. Under this method, income is recorded based on the Partnership’s net revenue interest in production taken for delivery. The Partnership had no material gas imbalances at December 31, 2008.

Rig revenue is recognized as workover rig services are performed on our wells on behalf of third party working interest owners.

During 2008, 2007 and 2006, two customers accounted for 14% and 15%; 25% and 23%; and 25% and 24% of oil and gas revenues, respectively.

Deferred Financing Fees

Deferred financing fees are being amortized on a level yield basis over the term of the related debt arrangements.

Income Taxes

The Partnership is not subject to federal income taxes as it is structured as a limited partnership and the Partnership is not currently subject to the Texas margin tax.

For the year ended December 31, 2006 and for the period from January 1 to May 24, 2007, the Predecessor recorded deferred income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Other Comprehensive Income

FASB Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (SFAS 130) requires disclosure of comprehensive income, which includes reported net income as adjusted for other comprehensive income. The components of our other comprehensive income are foreign currency translation adjustments and change in the market value of marketable securities.

Accounting for Uncertainty in Income Taxes

In June 2006 the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (FIN 48), FIN 48 is intended to clarify the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes the recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Under FIN 48, evaluation of a tax position is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Organization and Significant Accounting Policies (Continued)

Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent reporting period in which the threshold is no longer met.

The adoption of FIN 48 did not have an impact on the Predecessor’s financial position.

New Accounting Pronouncements

Statement of Financial Accounting Standards No. 157

Fair Value Measurements (SFAS No. 157)—In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, which provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 also emphasizes that fair value is a market-based measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Fair value measurements are disclosed by level within that hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The FASB agreed to defer the effective date of Statement 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. There is no deferral for financial assets and financial liabilities. See Note 13 for further details of the impact of this statement on the consolidated financial statements.

Statement of Financial Accounting Standards No. 141R

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations.” SFAS No. 141(R) was issued in an effort to continue the movement toward the greater use of fair values in financial reporting and increased transparency through expanded disclosures. It changes how business acquisitions are accounted for and will impact financial statements at the acquisition date and in subsequent periods. Certain of these changes will introduce more volatility into earnings. The acquirer must now record all assets and liabilities of the acquired business at fair value, and related transaction and restructuring costs will be expensed rather than the previous method of being capitalized as part of the acquisition. SFAS No. 141(R) also impacts the annual goodwill impairment test associated with acquisitions, including those that close before the effective date of SFAS No. 141(R). The definitions of a “business” and a “business combination” have been expanded, resulting in more transactions qualifying as business combinations. SFAS No. 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 31, 2008 and earlier adoption is prohibited. We cannot predict the impact that the adoption of SFAS No. 141(R) will have on our financial position, results of operations or cash flows with respect to any acquisitions completed after December 31, 2008.

Statement of Financial Accounting Standards No. 159

The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115 (SFAS No. 159)—In February 2007, the FASB issued SFAS No. 159, which provides companies with an option to measure, at specified election dates, many financial instruments and certain other items at fair value that are not currently measured at fair value. A company that adopts SFAS No. 159 will report unrealized gains and losses on items, for which the fair value option has been elected, in earnings at each subsequent reporting date. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement is effective for fiscal years beginning after November 15, 2007. We have not elected the fair value treatment afforded by SFAS No. 159.

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Organization and Significant Accounting Policies (Continued)

Statement of Financial Accounting Standards No. 161

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Enhanced disclosures to improve financial reporting transparency are required and include disclosure about the location and amounts of derivative instruments in the financial statements, how derivative instruments are accounted for and how derivatives affect an entity’s financial position, financial performance and cash flows. A tabular format including the fair value of derivative instruments and their gains and losses, disclosure about credit risk-related derivative features and cross-referencing within the footnotes are also new requirements. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application and comparative disclosures encouraged, but not required. We have not yet adopted SFAS No. 161. We do not believe that SFAS No. 161 will have a material impact on our financial position, results of operations or cash flows.

Statement of Financial Accounting Standards No. 162

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” The statement is intended to improve financial reporting by identifying a consistent hierarchy for selecting accounting principles to be used in preparing financial statements that are prepared in conformance with generally accepted accounting principles. Unlike Statement on Auditing Standards (SAS) No. 69, “The Meaning of Present in Conformity With GAAP,” FAS No. 162 is directed to the entity rather than the auditor. The statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with GAAP,” and is not expected to have any impact on our financial position, results of operations or cash flows.

Securities and Exchange Commission Rule Changes

On December 29, 2008, the Securities and Exchange Commission adopted rule changes to modernize its oil and gas reporting disclosures. The changes are intended to provide investors with a more meaningful and comprehensive understanding of oil and gas reserves.

The updated disclosure requirements are designed to align with current practices and changes in technology that have taken place in the oil and gas industry since the adoption of the original reporting requirements more than 25 years ago.

New disclosure requirements include:

•	Permitting the use of new technologies to determine proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volumes.

•	Enabling companies to additionally disclose their probable and possible reserves to investors. Currently, the rules limit disclosure to only proved reserves.

•	Allowing previously excluded resources, such as oil sands, to be classified as oil and gas reserves.

•

Requiring companies to report on the independence and qualifications of a preparer or auditor and requiring companies to file reports when a third party is relied upon to prepare reserve estimates or conduct a reserves audit.

•

Requiring companies to report oil and gas reserves using an average price based upon the prior 12-month period—rather than the year-end price—to maximize the comparability of reserve estimates among companies and mitigate the distortion of the estimates that arises when using a single pricing date.

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Organization and Significant Accounting Policies (Continued)

The new requirements are effective for registration statements filed on or after January 1, 2010, and for annual reports on Forms 10-K and 20-F for fiscal years ending on or after December 31, 2009. The Partnership believes that this new requirement could have a significant impact on reported reserves and depletion rates when implemented.

Segment and related information

Although we have a number of operating divisions, separate segment data has not been presented as they meet the criteria for aggregation as permitted by SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information.”

2. Acquisitions

On January 31, 2008, Abraxas Operating consummated the acquisition of certain oil and gas properties located in various states from St. Mary Land & Exploration Company (“St. Mary”) and certain other sellers. The properties were primarily located in the Rocky Mountain and Mid-Continent regions of the United States, and include approximately 57.2 Bcfe (9,525 MBOE) of estimated proved reserves for a purchase price of approximately $126.0 million.

We borrowed approximately $115.6 million under our credit facility and $50.0 million under our subordinated credit facility in order to complete this acquisition and repay our previously outstanding indebtedness of $45.9 million, which was outstanding at December 31, 2007. For a complete description of these credit facilities, please see Note 4 “Long-Term Debt.”

Substantially all amounts paid in the acquisition, including acquisition costs of approximately $1.1 million, were allocated to the oil and gas properties. The following unaudited supplemental information presents pro forma financial results assuming the acquisition had occurred on January 1 of 2008 and 2007. The unaudited pro forma financial results are not necessarily those that would have been attained had the acquisition occurred as of an earlier date, nor are they necessarily representative of the future results that may occur.

Unaudited Pro Forma Financial Information

	Year ended December 31,
	2007	2008
Revenue	$77,532	$87,045
Net income (loss)	$8,432	$(42,198)
Earnings (loss) per unit—basic	$0.74	$(3.71)

3. Formation Transactions

In May 2007, we entered into the following transactions, which we refer to as the Formation Transactions:

•	Abraxas Petroleum contributed oil and gas properties to Abraxas Operating;

•

Abraxas Investments and Abraxas General Partner, LLC (“our general partner”) contributed all of the membership interests in Abraxas Operating to us in exchange for the issuance of an aggregate of 5,131,959 common units and 227,232 general partner units to Abraxas Investments and our general partner, respectively;

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Formation Transactions (Continued)

•	we borrowed $35.0 million under our credit facility; and

•	we issued and sold 6,002,408 of our common units to certain private investors, whom we refer to as the Private Investors, in consideration for gross proceeds of approximately $100.0 million.

The gross proceeds from the Formation Transactions, together with $22.5 million received by Abraxas Petroleum in a private placement of its common stock, were $157.5 million. These proceeds were used as follows:

•	$139.3 million was used to refinance and repay Abraxas Petroleum’s Floating Rate Secured Notes due 2009 (including a call premium and accrued and unpaid interest of $14.3 million);

•	$0.9 million was used to repay indebtedness under Abraxas Petroleum’s credit facility;

•	$10.3 million was used to pay fees and expenses, including placement fees to A.G. Edwards & Sons, Inc. of $8.6 million and legal and accounting fees of $1.7 million; and

•	$7.0 million was used to make a distribution of excess capital to Abraxas Petroleum.

The Consolidated Balance Sheet as of December 31, 2007 reflects the completion of the Formation Transactions (see expanded disclosure on page F-2 related to the Formation Transactions and the subsequent use of such proceeds). As a result of the Formation Transactions and the use of proceeds to redeem Abraxas Petroleum’s notes, we incurred a loss on debt extinguishment of approximately $6.5 million.

The following reflects the transactions related to the partners’ capital account at formation:

		(In thousands)
Capital contribution from Private Investors (used to repay Abraxas Petroleum’s debt assumed)		$100,000
Net book value of properties contributed by Abraxas Petroleum to Abraxas Operating		88,447
Future site restoration obligation related to properties contributed		(585)
Abraxas Petroleum’s Floating Rate Secured Notes assumed ($125 million plus accrued interest and premium on early retirement)		(139,307)
Loss on debt extinguishment		6,455
Capital contribution from Abraxas Petroleum	$22,500
Less distribution of excess capital	(7,041)
Less repayment of Abraxas Petroleum’s credit facility	(904)

Net capital contribution from Abraxas Petroleum		14,555
Placement fee	(8,575)
Legal and accounting fees	(875)

Expenses related to Formation Transactions		(9,451)

Partnership capital at formation		$60,114

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Long-Term Debt

The following is a description of our debt as of December 31, 2008 and 2007, respectively:

	Successor
	December 31,
	2008	2007
	(In thousands)
Credit Facility	$125,600	$45,900
Subordinated Credit Facility	40,000	—

Less current maturities	40,000	—

	$125,600	$45,900

Maturities of long-term debt are as follows:

Year ended December 31,
2009	$40,000
2010	—
2011	—
2012	—
2013	125,600

$165,600

Amended and Restated Credit Facility

On May 25, 2007, we entered into a senior secured revolving credit facility with Société Générale, as administrative agent and issuing lender, and the lenders signatory thereto, which was amended and restated on January 31, 2008 and further amended on January 16, 2009, which we refer to as our credit facility. At December 31, 2008, our outstanding balance was $125.6 million. Our credit facility has a maximum commitment of $300.0 million. Availability under our credit facility is subject to a borrowing base. The borrowing base under our credit facility, which is currently $140.0 million, is determined semi-annually by the lenders based upon our reserve report, one of which must be prepared by our independent petroleum engineers and one of which may be prepared internally. The amount of the borrowing base is calculated by the lenders based upon their valuation of our proved reserves utilizing the reserve report and their own internal decisions. In addition, the lenders, in their sole discretion, may make one additional borrowing base redetermination during any six-month period between scheduled redeterminations and we may also request one redetermination during any six-month period between scheduled redeterminations. The lenders may also make a redetermination in connection with any sales of producing properties with a market value of 5% or more of our current borrowing base. Our current borrowing base of $140.0 million was determined based upon our reserve report dated June 30, 2008. Our borrowing base can never exceed the $300.0 million maximum commitment amount. Outstanding amounts under our credit facility bear interest at (a) the greater of (1) the reference rate announced from time to time by Société Générale, (2) the Federal Funds Rate plus 0.5%, and (3) a rate determined by Société Générale as the daily one-month LIBOR plus, in each case, (b) 1.5% - 2.5%, depending on the utilization of the borrowing base, or, if we elect, LIBOR plus 2.5% - 3.5% depending on the utilization of the borrowing base. After the termination of our subordinated credit facility, outstanding amounts under our credit facility will bear interest at (a) the greater of (1) the reference rate announced from time to time by Société Générale, (2) the Federal Funds Rate plus 0.5%, and (3) a rate determined by Société Générale as the daily one-month LIBOR plus, in each case, (b) 1.0% - 2.0%, depending on the utilization of the borrowing base, or, if we elect, LIBOR plus 2.0% - 3.0%, depending on the

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Long-Term Debt (Continued)

utilization of the borrowing base. At March 2, 2009, the interest rate on the facility was 3.8%. Subject to earlier termination rights and events of default, the stated maturity date of our credit facility is January 31, 2013. Interest is payable quarterly on reference rate advances and not less than quarterly on Eurodollar advances. We are permitted to terminate our credit facility, and may, from time to time, permanently reduce the lenders’ aggregate commitment under our credit facility in compliance with certain notice and dollar increment requirements.

Our general partner and Abraxas Operating have guaranteed the Partnership’s obligations under our credit facility on a senior secured basis. Obligations under our credit facility are secured by a first priority perfected security interest, subject to certain permitted encumbrances in all of our, our general partner’s, and Abraxas Operating’s material property and assets, excluding our general partner units.

Under our credit facility, we are subject to customary covenants, including certain financial covenants and reporting requirements. We are required to maintain a current ratio as of the last day of each quarter of not less than 1.00 to 1.00 and an interest coverage ratio (defined as the ratio of consolidated EBITDA to consolidated interest expense as of the last day of each quarter), of not less than 2.50 to 1.00. Our credit facility required us to enter into hedging arrangements for specified volumes, which equated to approximately 85% of the estimated oil and gas production from our net proved developed producing reserves through December 31, 2011. We have entered into several NYMEX-based fixed price commodity swaps on approximately 85% of our estimated oil and gas production from our estimated net proved developed producing reserves through December 31, 2011.

Under the terms of our credit facility, we may make cash distributions if, after giving effect to such distributions, we are not in default under our credit facility, there is no borrowing base deficiency and provided that (a) no such distribution shall be made using the proceeds of any advance unless the unused portion of the amount then available under our credit facility is greater than or equal to 10% of the lesser of our borrowing base (which is currently $140.0 million) or the total commitment amount of our credit facility (which is $300.0 million) at such time, (b) with respect to the cash distribution scheduled to be made on or about May 15, 2009 attributable to the first quarter of 2009, no such distribution shall be made unless (i) the sum of unrestricted cash and the unused portion of the amount then available under our credit facility after giving effect to such distribution exceeds $20.0 million, or (ii) our subordinated credit facility shall have terminated and (c) no cash distribution shall exceed $0.44 per unit per quarter while our subordinated credit facility is outstanding. Additionally, while our subordinated credit facility is outstanding, our capital expenditures are limited to $12.5 million.

In addition to the foregoing and other customary covenants, our credit facility contains a number of covenants that, among other things, will restrict our ability to:

•	incur or guarantee additional indebtedness;

•	transfer or sell assets;

•	create liens on assets;

•	engage in transactions with affiliates other than on an “arm’s-length” basis;

•	make any change in the principal nature of our business; and

•	permit a change of control.

Our credit facility also contains customary events of default, including nonpayment of principal or interest, violations of covenants, cross default and cross acceleration to certain other indebtedness, bankruptcy and material judgments and liabilities.

We are in compliance with all covenants as of December 31, 2008.

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Long-Term Debt (Continued)

Subordinated Credit Facility.    On January 31, 2008, we entered into a subordinated credit facility with Société Générale, as administrative agent, The Royal Bank of Canada, as syndication agent, and the lenders signatory thereto, which was amended on January 16, 2009, which we refer to as our subordinated credit facility. Our subordinated credit facility has a maximum commitment of $40.0 million. Outstanding amounts under our subordinated credit facility bear interest at (a) the greater of (1) the reference rate announced from time to time by Société Générale, (2) the Federal Funds Rate plus 0.5% and (3) a rate determined by Société Générale as the daily one-month LIBOR, plus in each case (b) 7.50% or, if we elect, at the greater of (a) 2.0% and (b) LIBOR, plus in each case 8.50%.

At March 2, 2009, the interest rate on the facility was 10.5%. Principal payments under our subordinated credit facility must be made on May 14, 2009 in an amount, which we refer to as the May 14, 2009 Payment Amount, equal to the lesser of the amount of cash distributed to Abraxas Energy Investments, LLC, a wholly-owned subsidiary of Abraxas Petroleum, on or about February 14, 2009 and $2.25 million, with the balance due on the maturity date. The maturity date may be accelerated if any of our limited partners, other than Perlman Value Partners, exercises its right to convert its limited partner units into shares of common stock of Abraxas Petroleum pursuant to the terms of the exchange and registration rights agreement dated May 25, 2007, as amended, among Abraxas Petroleum, us and the purchasers named therein. If the initial public offering has not been consummated, the date on which the limited partners may first exchange their common units for Abraxas Petroleum common stock is April 30, 2009. Subject to earlier termination rights and events of default, the stated maturity date of our subordinated credit facility is July 1, 2009. Interest is payable quarterly on reference rate advances and not less than quarterly on Eurodollar advances. We are permitted to terminate our subordinated credit facility, and may, from time to time, permanently reduce the lenders’ aggregate commitment under our subordinated credit facility in compliance with certain notice and dollar increment requirements.

Our general partner and Abraxas Operating have guaranteed the Partnership’s obligations under our subordinated credit facility on a subordinated basis. Obligations under our subordinated credit facility are secured by a second priority perfected security interest, subject to certain permitted encumbrances in all of our, our general partner’s, and Abraxas Operating’s material property and assets, excluding our general partner units.

Under our subordinated credit facility, we are subject to customary covenants, including certain financial covenants and reporting requirements. We are required to maintain a current ratio as of the last day of each quarter of not less than 1.00 to 1.00 and an interest coverage ratio (defined as the ratio of consolidated EBITDA to consolidated interest expense as of the last day of each quarter), of not less than 2.50 to 1.00. Our subordinated credit facility required us to enter into hedging arrangements for specified volumes, which equated to approximately 85% of the estimated oil and gas production from our net proved developed producing reserves through December 31, 2011 and was consistent with the hedging requirements under our credit facility. We have entered into several NYMEX-based fixed price commodity swaps on approximately 85% of our estimated oil and gas production from our estimated net proved developed producing reserves through December 31, 2011.

In addition to the foregoing and other customary covenants, our subordinated credit facility contains a number of covenants that, among other things, will restrict our ability to:

•	incur or guarantee additional indebtedness;

•	transfer or sell assets;

•	create liens on assets;

•	engage in transactions with affiliates other than on an “arm’s-length” basis;

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Long-Term Debt (Continued)

•	make any change in the principal nature of our business; and

•	permit a change of control.

Our subordinated credit facility also contains customary events of default, including nonpayment of principal or interest, violations of covenants, cross default and cross acceleration to certain other indebtedness, bankruptcy and material judgments and liabilities. In addition, as a result of the amendment to our subordinated credit facility, two events of default were added. The first event of default would occur if we fail to receive a letter of credit, which we refer to as the APC L/C, in our favor from Abraxas Petroleum equal to the May 14, 2009 Payment Amount, we fail to draw on the APC L/C on or before May 14, 2009 or we fail to use the proceeds of the APC L/C to make the principal payment due on May 14, 2009. This event of default would not occur in the event that we repay the principal payment due on May 14, 2009 with funds received from Abraxas Petroleum. Abraxas Petroleum and ourselves have agreed that upon the occurrence of such a payment or our drawing on the APC L/C that, in consideration thereof, we would issue a number of additional units to Abraxas Petroleum determined by dividing the May 14, 2009 Payment Amount by 110% of the average trading yields of comparable E&P MLPs based on the closing market price on May 14, 2009 multiplied by the most recent quarterly distribution paid or declared by us times four. The other event of default would occur if we fail to receive $20.0 million of proceeds from an equity issuance on or before April 30, 2009. We have no intention of pursuing any other equity offerings other than this offering prior to April 30, 2009. However, we do intend to re-finance the indebtedness outstanding under our subordinated credit facility prior to its scheduled maturity and we do not expect that any new subordinated or 2nd lien credit facility would contain a similar event of default.

We are in compliance with all covenants as of December 31, 2008.

We intend to partially repay indebtedness outstanding under our subordinated credit facility with proceeds from this offering. We also intend to re-finance this indebtedness prior to its scheduled maturity; however there can be no assurance that we will be successful in this effort. We have engaged an exclusive financial advisor to assist us in this re-financing.

5. Property and Equipment

The major components of property and equipment, at cost, are as follows:

	Estimated Useful Life	Successor
		December 31,
		2008	2007
	Years	(In thousands)
Oil and gas properties	—	$243,240	$102,533
Equipment and other	3-39	—	—

		$243,240	$102,533

6. Equity-based Compensation and Stock/Unit Awards

Equity-based Compensation

A standard option pricing model (i.e., Black-Scholes) was used to measure the fair value of stock options granted to employees for the period from January 1 to May 24, 2007 and for the year ended December 31, 2006. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Equity-based Compensation and Stock/Unit Awards (Continued)

with the following weighted-average assumptions for 2006, risk-free interest rates of 4.62%; dividend yields of -0-%; volatility factors of the expected market price of Abraxas Petroleum’s common stock of .62, determined by daily historical prices as well as other market indicators, and a weighted-average expected life of the option of 4.71 to 5.06 years. No options were granted in 2007.

Stock Options

Abraxas Petroleum granted options to its officers, directors, and other employees under various stock option and incentive plans, namely the 2005 Directors Plan and the 2005 Employee Plan.

A summary of Abraxas Petroleum’s stock option activity for the year ended December 31, 2006 and the period January 1, 2007 - May 24, 2007 follows:

	Options (000s)	Weighted- Average Exercise Price	Weighted Average Remaining Life	Aggregate Intrinsic value (000s)
Options outstanding December 31, 2005	3,016	0.88
Granted	190	5.29
Exercised	(747)	0.87
Forfeited/Expired	(2)	4.39

Options outstanding December 31, 2006	2,457	$2.29
Granted	—	—
Exercised	(165)	1.12
Forfeited/Expired	(3)	5.37

Options outstanding May 24, 2007	2,289	$1.36	5.35	$3,112

Other information pertaining to option activity was as follows during the periods indicated:

	Successor	Predecessor
	May 25 - December 31, 2007	January 1 - May 24, 2007	Year Ended December 31,
			2006
Weighted average grant-date fair value of stock options granted (per share)	$—	$—	$2.98
Total fair value of options vested (000’s)	$—	$83	$890
Total intrinsic value of options exercised (000’s)	$—	$128	$409

The Partnership did not grant any options during the period from May 25 to December 31, 2007 or during the year ended December 31, 2008.

Restricted Unit Awards

Restricted unit awards are awards of common units that are subject to restrictions on transfer and to a risk of forfeiture if the recipient terminates employment with Abraxas Petroleum prior to the lapse of the restrictions. The value of such units is determined using the implied market price on the grant date. The implied market price is determined by comparing the average trading yields of comparable publicly-traded MLP’s to the most recent quarterly distribution paid or declared by the Partnership. Equity-based compensation expense is recorded over

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Equity-based Compensation and Stock/Unit Awards (Continued)

the applicable restricted unit vesting periods. The Partnership did not award restricted units in 2008; however, the Partnership did award 52,000 restricted units on January 2, 2009 and the grant date fair value was $7.23.

Phantom Units

On January 31, 2008, in connection with the closing of the St. Mary Acquisition, the Board of Directors of the general partner of the Partnership awarded phantom units with distribution equivalency rights under its long-term incentive plan to certain key employees of Abraxas Petroleum.

The phantom units and associated distribution equivalency rights will vest over four years and their value is based on the price of common units, as determined by the Board of Directors of the general partner of the Partnership, quarterly cash distributions and the percentage increase in cash distributions over time.

For the year ended December 31, 2008, the Partnership incurred equity-based compensation expense of $242,000 relating to phantom units.

7. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax liabilities and assets are as follows:

	Successor	Successor	Predecessor
	December 31, 2008	May 25 - December 31, 2007	December 31, 2006
	(In thousands)
Deferred tax liabilities:
Marketable securities	$—	$—	$261
U.S. full cost pool	—	—	10,806

Total deferred tax liabilities	—	—	11,067
Deferred tax assets:
U.S. full cost pool	—	—
Capital loss carryforward	—	—	4,234
Depletion carryforward	—	—	4,311
Net operating losses (“NOL”) carryforward	—	—	67,429
Suspended losses	—	—	—
Canadian loss (Grey Wolf)	—	—	—
Alternative minimum tax credit	—	—	—
Other	—	—	1,965

Total deferred tax assets	—	—	77,939
Valuation allowance for deferred tax assets	—	—	(66,872)

Net deferred tax assets	—	—	11,067

Net deferred tax	$—	$—	$—

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Income Taxes (Continued)

Significant components of the benefit for income taxes are as follows:

	Successor	Successor	Predecessor
	Year Ended December 31, 2008	May 25 - December 31, 2007	January 1 - May 24, 2007	Year Ended December 31, 2006
(In thousands)
Current:
Federal	$—	$—	$—	$—
State	—	—	—	—
Foreign	—	—	—	—

	$—	$—	$—	$—

Deferred:
Federal	$—	$—	$—	$—
Foreign	—	—	—	—

	$—	$—	$—	$—
Attributable to discontinued operations	—	—	—	—

Attributable to continuing operations	$—	$—	$—	$—

The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense is:

	Successor		Predecessor
	Year Ended December 31, 2008	May 25 - December 31, 2007	January 1 - May 24, 2007	Year Ended December 31, 2006
	(In thousands)
Tax (expense) benefit at U.S. statutory rates (35%)	$—	$—	$(213)	$(436)
Decrease in deferred tax asset valuation allowance	—	—	116	56
State margin tax	—	—	—	—
Permanent differences	—	—	—	(6)
Deferred tax expense—discontinued operations	—	—	—	—
Other	—	—	97	386

	$—	$—	$—	$—
Attributable to discontinued operations	—	—	—	—

Attributable to continuing operations	$—	$—	$—	$—

The Partnership is not subject to federal income taxes as it is structured as a limited partnership and the Partnership is not currently subject to the Texas margin tax.

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Commitments and Contingencies

Litigation and Contingencies

From time to time, we are involved in litigation relating to claims arising out of operations in the normal course of business. At December 31, 2008, we were not engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on us.

9. Earnings per Share/Unit

The following table sets forth the computation of basic and diluted earnings per share/unit:

	Successor		Predecessor
	Year Ended December 31, 2008	May 25 - December 31, 2007	January 1 - May 24, 2007	Year Ended December 31, 2006

Numerator:
Income (loss)	$(43,327,000)	$(3,489,000)	$(608,000)	$700,000

Denominator:
Denominator for basic earnings per share/ unit—weighted-average shares	11,359,796	11,361,599	42,795,054	42,578,584
Effect of dilutive securities:
Stock options and warrants	—	—	—	1,283,797

Denominator for diluted earnings per share/unit—adjusted weighted-average shares/units and assumed exercise of options and warrants	11,359,796	11,361,599	42,795,054	43,862,381

Net income (loss) per common share/unit	$(3.81)	$(0.31)	$(0.01)	$0.02

Net income (loss) per common share/unit— diluted	$(3.81)	$(0.31)	$(0.01)	$0.02

10. Benefit Plans

Abraxas Petroleum has a defined contribution plan (401(k)) covering all eligible employees. Abraxas Petroleum matched 50% of employee contributions and the contributions to the plan were $168,977 and $128,523 in the period from January 1 to May 24, 2007 and 2006, respectively. The employee contribution limitations are determined by formulas, which limit the upper one-third of the plan members from contributing amounts that would cause the plan to be top-heavy. The employee contribution is limited to $15,500 and $15,000 in 2007 and 2006, respectively. The contribution limit for 2007 and 2006 was $20,500 and $20,000 for employees 50 years of age or older, respectively.

11. Hedging Program and Derivatives

We do not intend to designate any of our derivative instruments as a hedge nor to employ hedge accounting as prescribed by SFAS 133 “Accounting for Derivative Instruments and Hedging Activities,” and related interpretations. Accordingly, derivative instruments are recorded on the balance sheet at their fair value with adjustments to the carrying value of the instruments being recognized in revenue in the current period.

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Hedging Program and Derivatives (Continued)

Under the terms of our credit facility, we were required to enter into hedging arrangements for specified volumes, which equated to approximately 85% of the estimated oil and gas production from our net proved developed producing reserves through December 31, 2011. The Partnership has entered into NYMEX—based fixed price commodity swaps at then current market prices.

We currently have the following derivative contracts in place:

Period Covered	Product	Volume (Production per day)	Weighted Average Fixed Price
Year 2009	Gas	10,595 Mmbtu	$8.45
Year 2009	Oil	1,000 Bbl	$83.80
Year 2010	Gas	9,130 Mmbtu	$8.22
Year 2010	Oil	895 Bbl	$83.26
Year 2011	Gas	8,010 Mmbtu	$8.10
Year 2011	Oil	810 Bbl	$86.45

In order to mitigate our interest rate exposure, we entered into an interest rate swap, effective August 12, 2008, as amended in February 2009, to fix our floating LIBOR based debt. Our 2-year interest rate swap arrangement is for $100.0 million is at a fixed rate of 2.95%. The arrangement expires on August 12, 2010.

12. Distributions

Under our limited partnership agreement, the unitholders are entitled to receive a quarterly distribution of available cash to the extent there is sufficient cash from operations after establishment of cash reserves and payment of fees and expenses. The following provides a summary of distributions paid by the Partnership for the period from May 25 to December 31, 2008:

Date Paid	Period Covered by Distribution	Distributions per Unit	Total Distributions (In thousands)
August 14, 2007	May 25 - June 30, 2007	$0.1520	$1,727
November 14, 2007	July 1 - September 30, 2007	0.3750	4,261
February 14, 2008	October 1 - December 31, 2007	0.3750	4,261
May 14, 2008	January 1 - March 31, 2008	0.4000	4,545
August 14, 2008	April 1 - June 30, 2008	0.4375	4,971
November 14, 2008	July 1 - September 30, 2008	0.4400	4,998

			$24,763

In February 2009, the Board of Directors of the general partner of the Partnership declared a cash distribution of $0.375 per unit with respect to the fourth quarter of 2008. The distribution totaled approximately $4.3 million and was paid to unitholders on February 13, 2009.

Under the terms of our credit facility, we may make cash distributions if, after giving effect to such distributions, we are not in default under our credit facility, there is no borrowing base deficiency and provided that (a) no such distribution shall be made using the proceeds of any advance unless the unused portion of the amount then available under our credit facility is greater than or equal to 10% of the lesser of our borrowing base (which is currently $140.0 million) or the total commitment amount of our credit facility (which is $300.0 million) at such time, (b) with respect to the cash distribution scheduled to be made on or about May 15, 2009 attributable to the first quarter of 2009, no such distribution shall be made unless (i) the sum of unrestricted cash and the

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Distributions (Continued)

unused portion of the amount then available under our credit facility after giving effect to such distribution exceeds $20.0 million, or (ii) our subordinated credit facility shall have terminated and (c) no cash distribution shall exceed $0.44 per unit per quarter while our subordinated credit facility is outstanding. Additionally, while our subordinated credit facility is outstanding, our capital expenditures are limited to $12.5 million.

13. Financial Instruments

SFAS 157—Effective January 1, 2008, the Partnership adopted Financial Accounting Standards Board (“FASB”) Statement No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The implementation of SFAS 157 did not cause a change in the method of calculating fair value of assets or liabilities, with the exception of incorporating a measure of the Partnership’s own non-performance risk or that of its counterparties as appropriate, which was not material. The primary impact from adoption was additional disclosures.

The Partnership elected to implement SFAS 157 with the one-year deferral permitted by FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”), issued February 2008, which defers the effective date of SFAS 157 for one year for certain nonfinancial assets and nonfinancial liabilities measured at fair value, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. As it relates to the Partnership, the deferral applies to certain nonfinancial assets and liabilities as may be acquired in a business combination and thereby measured at fair value; impaired oil and gas property assessments, and the initial recognition of asset retirement obligations for which fair value is used.

Fair Value Hierarchy—SFAS 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The three levels are defined as follows:

•	Level 1—inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2—inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3—inputs to the valuation methodology are unobservable and significant to the fair value measurement.

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Financial Instruments (Continued)

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Partnership’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The Partnership is further required to assess the creditworthiness of the counter party to the derivative contract. The results of the assessment of non-performance risk, based on the counter party’s credit risk, could result in an adjustment of the carrying value of the derivative instrument. The following table presents information about the Partnership’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2008, and indicates the fair value hierarchy of the valuation techniques utilized by the Partnership to determine such fair value (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Assets:
NYMEX fixed price derivative contracts	$—	$39,226	$—	$39,226

Total Assets	$—	$39,226	$—	$39,339

Liabilities:
NYMEX fixed price derivative contracts	$—	$—	$—	$—
Interest Rate Swaps	—	—	3,000	3,000

Total Liabilities	$—	$—	$3,000	$3,000

The Partnership’s derivative contracts consist of NYMEX-based fixed price commodity swaps and interest rate swaps. The NYMEX-based fixed price derivative contracts are indexed to NYMEX futures contracts, which are actively traded, for the underlying commodity, and are commonly used in the energy industry. A number of financial institutions and large energy companies act as counter-parties to these type of derivative contracts. As the fair value of these derivative contracts is based on a number of inputs, including contractual volumes and prices stated in each derivative contract, current and future NYMEX commodity prices, and quantitative models that are based upon readily observable market parameters that are actively quoted and can be validated through external sources, we have characterized these derivative contracts as Level 2.

The Partnership entered into a two year interest rate swap in August 2008. The notional amount is $100.0 million for the first year and $50.0 million for the second year. The Partnership will pay interest at 3.367% and be paid the floating 1-month LIBOR rate. The interest rate swap was amended in February 2009 and increased the notional amount in the second year to $100.0 million and reduced the overall interest rate to 2.95%. As there is no actively traded market for this type of swap and no observable market parameters, these derivative contracts are classified as Level 3.

Additional information for the Partnership’s recurring fair value measurements using significant unobservable inputs (Level 3 inputs) for the year ended December 31, 2008 is as follows (in thousands):

Derivative Assets and (Liabilities) - net
Balance December 31, 2007	$—
Total realized and unrealized losses included in change in net liability	(2,832)
Settlements during the period	(168)

Ending balance December 31, 2008	$(3,000)

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Supplemental Oil and Gas Disclosures (Unaudited)

The accompanying table presents information concerning our oil and gas producing activities as required by Statement of Financial Accounting Standards No. 69, “Disclosures about Oil and Gas Producing Activities.” Capitalized costs relating to oil and gas producing activities are as follows:

	Successor
	December 31,
	2008	2007
	(In thousands)
Proved oil and gas properties	$243,240	$102,533
Unproved properties	—	—

Total	243,240	102,533
Accumulated depreciation, depletion, and amortization, and impairment	(124,223)	(7,039)

Net capitalized costs	$119,017	$95,494

Cost incurred in oil and gas property acquisitions, development and exploration activities are as follows:

	Successor			Predecessor
	Year Ended December 31, 2008		May 25 - December 31, 2007	January 1 - May 24, 2007	Year Ended December 31 2006

	(In thousands)
Development costs	$13,400		$4,086	$6,622	$26,117
Exploration costs	—		—	—	—
Acquisition costs	126,374	(1)	10,000	—	—

Total	$139,774		$14,086	$6,622	$26,117

(1)	Includes non-cash costs of $7.9 million associated with asset retirement obligations.

The results of operations for oil and gas producing activities for the periods shown are as follows:

	Successor		Predecessor
	Year Ended December 31, 2008	May 25 - December 31, 2007	January 1 - May 24, 2007	Year Ended December 31 2006
	(In thousands)
Revenues	$83,391	$22,148	$18,791	$49,448
Production costs	(22,577)	(5,136)	(4,757)	(11,776)
Depreciation, depletion, and amortization	(20,063)	(7,039)	(5,773)	(14,809)
Ceiling-test impairment	(97,121)	—	—	—
General and administrative	(604)	(247)	(368)	(1,040)

Results of operations from oil and gas producing activities (excluding corporate overhead and interest costs)	$(56,974)	$9,726	$7,893	$21,823

Depletion rate per barrel of oil equivalent	$14.65	$13.12	$11.70	$11.51

Estimated Quantities of Proved Oil and Gas Reserves

The following table presents our estimate of net proved crude oil and natural gas reserves as of December 31, 2008, 2007, and 2006. The Partnership’s management emphasizes that reserve estimates are

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Supplemental Oil and Gas Disclosures (Unaudited) (Continued)

inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, the estimates are expected to change as future information becomes available. The estimates have been prepared by independent petroleum reserve engineers. Proved oil and gas reserves are the estimated quantities of crude oil and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are those expected to be recovered through existing wells with existing equipment and operating methods. All of the Partnership’s proved reserves are located in the continental United States.

Proved reserves were estimated in accordance with guidelines established by the United States Securities and Exchange Commission and the FASB, which require that reserve estimates be prepared under existing economic and operating conditions with no provision for price and cost escalations except by contractual arrangements; therefore, year-end prices and costs were used in estimating net cash flows.

	Liquid Hydrocarbons	Natural Gas
	(Barrels)	(Mcf)
	(In thousands)
Proved developed and undeveloped reserves:
Balance (predecessor) at December 31, 2005	3,035	80,271
Revisions of previous estimates	(90)	(2,053)
Extensions and discoveries	11	440
Sales of minerals in place	—	(1,810)
Production	(200)	(6,515)

Balance (predecessor) at December 31, 2006	2,756	70,333
Retained by Abraxas Petroleum	(1,758)	(17,763)
Revisions of previous estimates	255	1,057
Extensions and discoveries	30	14,586
Production	(77)	(2,753)

Balance (successor) at December 31, 2007	1,206	65,460

Revisions of previous estimates	(1,391)	(4,919)
Extensions and discoveries	—	2,090
Acquisition of oil and gas properties	5,112	26,280
Production	(448)	(5,505)

Balance (successor) at December 31, 2008	4,479	83,406

Reserve extensions and discoveries which increased significantly during 2007 were primarily attributable to the Yoakum (Edwards) field in the Gulf Coast region. Other operators in neighboring fields have been successful with closer spacing and new completion techniques which resulted in the booking of additional proved undeveloped reserves in our field. Revisions of previous estimates which increased appreciably during 2007 were primarily attributable to higher commodity prices at December 31, 2007 over the prior year-end which extends the economic life of many wells and thus, increases reserves estimates.

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Supplemental Oil and Gas Disclosures (Unaudited) (Continued)

Acquisition of oil and gas properties increased significantly during 2008 due to the properties we acquired from St. Mary in January 2008. The following table sets forth certain information regarding the revisions of previous estimates during 2008.

	Liquid Hydrocarbons	Natural Gas
	(Barrels)	(Mcf)
	(In thousands)
Revisions of previous estimates—commodity price	(1,662)	(5,806)

Revisions of previous estimates—performance	271	887

At year-end 2007, our pro forma reserves which include the properties we acquired from St. Mary in January 2008 estimated that 2008 production from our total proved reserves would be 474 MBbls of oil and 5,716 MMcf of gas and we actually produced 448 MBbls of oil and 5,505 MMcf of gas during 2008, or 96% of the estimate.

The following table sets forth certain information regarding proved developed oil and gas reserves.

	Liquid Hydrocarbons	Natural Gas
	(Barrels)	(Mcf)
	(In thousands)
Proved developed reserves:
December 31, 2006 (predecessor)	1,708	37,333

December 31, 2007 (successor)	1,167	29,334

December 31, 2008 (successor)	4,416	41,030

Standardized Measure of Discounted Future Net Cash Flow Relating to Proved Oil and Gas Reserves

The following disclosures concerning the standardized measure of future cash flow from proved crude oil and natural gas are presented in accordance with SFAS No. 69. The standardized measure does not purport to represent the fair market value of our proved crude oil and natural gas reserves. An estimate of fair market value would also take into account, among other factors, the recovery of reserves not classified as proved, anticipated future changes in prices and costs, and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

Under the standardized measure, future cash inflows were estimated by applying period-end prices at December 31, 2008 adjusted for fixed and determinable escalations, to the estimated future production of year-end proved reserves. Future cash inflows were reduced by estimated future production and development costs based on year-end costs to determine cash inflows. Since the Partnership is not subject to federal income taxes, computation of the standardized measure does not include the impact of any taxes. For the Predecessor, future income taxes were computed by applying the statutory tax rate to the excess of pre-tax cash inflows over the tax basis of the properties. Operating loss carryforwards, tax credits, and permanent differences to the extent estimated to be available in the future were also considered in the future income tax calculations, thereby reducing the expected tax expense.

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Supplemental Oil and Gas Disclosures (Unaudited) (Continued)

Future net cash inflows were discounted using a 10% annual discount rate to arrive at the standardized measure.

Set forth below is the standardized measure relating to proved oil and gas reserves as of December 31, 2008, 2007 and 2006.

	Successor		Predecessor
	As of December 31,
	2008	2007	2006
	(In thousands)
Future cash inflows	$584,708	$521,551	$567,805
Future production costs	(231,416)	(145,705)	(169,805)
Future development costs	(90,183)	(71,528)	(73,377)
Future income tax expense	—	—	—

Future net cash flow	263,109	304,318	324,623
Discount	(144,538)	(156,567)	(167,779)

Standardized Measure of discounted future net cash relating to proved reserves	$118,571	$147,751	$156,844

Changes in Standardized Measure of Discounted Future Net Cash Flow Relating to Proved Oil and Gas Reserves

The following is an analysis of the changes in the standardized measure:

	Successor		Predecessor
	2008	2007	2006
	(In thousands)
Standardized Measure, beginning of year	$147,751	$156,844	$309,895
Retained by Abraxas Petroleum	—	(38,038)	—
Sales and transfers of oil and gas produced, net of production costs	(60,815)	(17,011)	(38,318)
Net changes in prices and development and production costs from prior year	(41,688)	9,779	(114,517)
Extensions, discoveries, and improved recovery, less related costs	2,246	30,018	914
Purchases of minerals in place	61,272	—	—
Sales of minerals in place	(60)	—	(3,268)
Revision of previous quantity estimates	(14,238)	5,246	(15,914)
Changes in timing and other	14,775	(10,968)	(12,937)
Accretion of discount	9,328	11,881	30,989

Standardized Measure, end of year	$118,571	$147,751	$156,844

ABRAXAS ENERGY PARTNERS, L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

ASSETS

	Successor
	March 31,	December 31,
	2009	2008
	(unaudited)
	(In thousands)
Current assets:
Cash and cash equivalents	$613	$1,924
Accounts receivable:
Joint owners	4,189	7,239
Oil and gas production sales	509	456
Other	1,924	—

	7,235	7,695
Derivative asset—current	24,424	22,832
Other current assets	27	37

Total current assets	31,686	32,488

Property and equipment:
Oil and gas properties, full cost method of accounting:
Proved	245,535	243,240
Unproved properties excluded from depletion	—	—
Other property and equipment	—	—

Total	245,535	243,240
Less accumulated depreciation, depletion, and amortization	130,524	124,223

Total property and equipment—net	115,011	119,017

Deferred financing fees, net	1,631	1,341
Derivative asset—long-term	21,663	16,394

Total assets	$169,991	$169,240

See accompanying notes to condensed consolidated financial statements.

ABRAXAS ENERGY PARTNERS, L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

LIABILITIES AND PARTNERS’ EQUITY (DEFICIT)

	Successor
	March 31,	December 31,
	2009	2008
	(unaudited)
	(In thousands)
Current liabilities:
Accounts payable	$478	$1,142
Oil and gas production payable	—	8
Accrued interest	222	332
Other accrued expenses	19	243
Derivative liability—current	2,950	3,000
Distribution payable	—	2,358
Current maturities of long-term debt	40,000	40,000

Total current liabilities	43,669	47,083

Long-term debt	125,600	125,600
Future site restoration	9,179	9,049

Total liabilities	178,448	181,732

Commitments and contingencies

Partners’ equity (deficit):
Partners’ capital, 11,479,742 and 11,378,178 units outstanding	31,797	34,324
Accumulated deficit	(40,254)	(46,816)

Total partners’ equity (deficit)	(8,457)	(12,492)

Total liabilities and partners’ equity (deficit)	$169,991	$169,240

See accompanying notes to condensed consolidated financial statements.

ABRAXAS ENERGY PARTNERS, L.P.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Successor
	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008
	(In thousands except per unit data)
Revenues:
Oil and gas production revenues	$8,630	$18,816
Other	—	—

	8,630	18,816
Operating costs and expenses:
Lease operating and production taxes	4,804	4,426
Depreciation, depletion, and amortization	3,526	4,504
Ceiling-test impairment	2,775	—
General and administrative (including equity-based compensation of $47, and $0)	807	514

	11,912	9,444

Operating income (loss)	(3,282)	9,372
Other (income) expense:
Interest income	(2)	(13)
Interest expense	2,438	2,444
Amortization of deferred financing fees	202	184
Financing fees	362	—
Loss (gain) on derivative contracts (unrealized $(6,430) and $(26,075))	(12,865)	26,958
Other	21	—

	(9,844)	29,573

Net income (loss)	$6,562	$(20,201)

Net income (loss) per common unit/share—basic	$0.58	$(1.78)

Net income (loss) per common unit/share—diluted	$0.58	$(1.78)

Weighted average common units/shares outstanding— basic	11,358,689	11,361,599
Weighted average common units/shares outstanding—diluted	11,410,589	11,361,599

See accompanying notes to condensed consolidated financial statements.

ABRAXAS ENERGY PARTNERS, L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Successor
	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008
	(In thousands)
Operating Activities
Net income (loss)	$6,562	$(20,201)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Change in derivative fair value	(6,911)	23,541
Depreciation, depletion, and amortization	3,526	4,504
Ceiling-test impairment	2,775	—
Accretion of future site restoration	128	104
Amortization of deferred financing fees	202	184
Equity-based compensation	47	—
Changes in operating assets and liabilities:
Accounts receivable	2,997	(4,749)
Other	10	12
Accounts payable and accrued expenses	(3,411)	10,078

Net cash provided by operations	5,925	13,473
Investing Activities
Capital expenditures, including purchases and development of properties	(2,293)	(127,895)

Net cash used in investing activities	(2,293)	(127,895)
Financing Activities
Proceeds from long-term borrowings	—	119,700
Deferred financing fees	(492)	(1,499)
Partnership distributions	(4,267)	(4,406)
Other	(184)	—

Net cash provided by (used in) financing activities	(4,943)	113,795

Increase (decrease) in cash	(1,311)	(627)
Cash and cash equivalents, at beginning of period	1,924	1,759

Cash and cash equivalents, at end of period	$613	$1,132

Supplemental disclosures of cash flow information:
Interest paid	$2,308	$999

See accompanying notes to condensed consolidated financial statements.

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1. Organization and Significant Accounting Policies

Basis of Presentation

Abraxas Energy Partners, L.P. (the “Partnership”) is a Delaware limited partnership formed in May 2007, to acquire certain oil and gas assets of Abraxas Petroleum Corporation (“Abraxas Petroleum”). The oil and gas assets contributed by Abraxas Petroleum to the Partnership are held by Abraxas Operating, LLC, (“Abraxas Operating”) a wholly-owned subsidiary of the Partnership. References to “Abraxas Energy”, “we,” “us,” “our,” and similar references or like terms refer to the Partnership and Abraxas Operating. For the three months ended March 31, 2009, and 2008, the successor consolidated financial statements include the accounts of the Partnership and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. For more information on the formation of the Partnership, see Note 3. Formation Transactions.

The financial condition and results of operations for three months ended March 31, 2009 and 2008 are referred to as “Successor” and represent only those of the Partnership.

The condensed consolidated financial statements included herein have been prepared by the Partnership and are unaudited, except for the balance sheet at December 31, 2008, which has been derived from the audited consolidated financial statements at that date. In the opinion of management, the unaudited condensed consolidated financial statements include all recurring adjustments necessary for a fair presentation of the financial position as of March 31, 2009 and operating results for the three months ended March 31, 2009 and 2008 and the cash flows for the three months ended March 31, 2009 and 2008. Although management believes the unaudited interim related disclosures in these condensed consolidated financial statements are adequate to make the information presented not misleading, certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The results of operations and the cash flows from the three months ended March 31, 2009 are not necessarily indicative of the results to be expected for the full year. The condensed consolidated financial statements included herein should be read in conjunction with the consolidated audited financial statements and the notes thereto included in the Partnership’s consolidated financial statements for the period May 24, 2007 through December 31, 2008.

Liquidity

The current global recession has had a significant impact on our operations. As a result of the global recession, commodity prices are depressed and may stay depressed or decline even further, thereby causing a prolonged downturn, which could reduce our future cash flow from operations. This could cause us to alter our business plans, including reducing our exploitation and development plans. Additionally, our subordinated credit facility matures on July 1, 2009. We intend to partially repay indebtedness outstanding under our subordinated credit facility with proceeds from our initial public offering. We also intend to re-finance the indebtedness outstanding under our subordinated credit facility prior to its scheduled maturity; however there can be no assurance that we will be successful in this effort. We have engaged an exclusive financial advisor to assist us in this re-financing. In addition, under our subordinated credit facility an event of default would occur if we fail to receive $20.0 million of proceeds from an equity issuance on or before June 30, 2009. We are also in discussions with our current lenders to amend our credit facilities in the event an equity issuance is not completed by June 30, 2009. While we believe that there are alternatives available to us to re-finance our subordinated credit facility, we cannot assure you that any of these alternatives will be successfully implemented.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

1. Organization and Significant Accounting Policies (Continued)

reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that it is reasonably possible that estimates of proved crude oil and natural gas revenues could significantly change in the future.

New Accounting Pronouncements

Financial Accounting Standards Board ETIF 07-5

In June 2008, the FASB ratified EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (EITF 07-5). EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. EITF 07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the SFAS No. 133 paragraph 11(a) scope exception. The adoption of this standard has not had a significant impact on our financial position, results of operations or cash flows.

Financial Accounting Standards Board FSP FAS No. 115-2

In April 2009, the FASB issued FSP FAS No. 115-2 and No. 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments.” FSP SFAS No. 115-2 and SFAS No. 124-2 provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities. FSP SFAS No. 115-2 and SFAS No. 124-2 is effective for interim and annual reporting periods beginning after June 15, 2009 and is effective for us at June 30, 2009. We have not yet determined the impact, if any, that the FSP will have on our financial position, results of operations or cash flows.

Financial Accounting Standards Board FSP FAS No. 157-4

In April 2009, the FASB issued FSP FAS No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” FSP No. 157-4 provides additional authoritative guidance to assist in determining whether a market is active or inactive, and whether a transaction is distressed. FSP No. 157-4 is effective for interim and annual reporting periods beginning after June 15, 2009 and is effective for us at June 30, 2009. We have not yet determined the impact, if any, that the FSP will have on our financial position, results of operations or cash flows.

Securities and Exchange Commission Rule Changes

On December 29, 2008, the Securities and Exchange Commission adopted rule changes to modernize its oil and gas reporting disclosures. The changes are intended to provide investors with a more meaningful and comprehensive understanding of oil and gas reserves.

The updated disclosure requirements are designed to align with current practices and changes in technology that have taken place in the oil and gas industry since the adoption of the original reporting requirements more than 25 years ago.

New disclosure requirements include:

•	Permitting the use of new technologies to determine proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volumes.

•	Enabling companies to additionally disclose their probable and possible reserves to investors. Currently, the rules limit disclosure to only proved reserves.

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

1. Organization and Significant Accounting Policies (Continued)

•	Allowing previously excluded resources, such as oil sands, to be classified as oil and gas reserves.

•

Requiring companies to report on the independence and qualifications of a preparer or auditor and requiring companies to file reports when a third party is relied upon to prepare reserve estimates or conduct a reserves audit.

•

Requiring companies to report oil and gas reserves using an average price based upon the prior 12-month period—rather than the year-end price—to maximize the comparability of reserve estimates among companies and mitigate the distortion of the estimates that arises when using a single pricing date.

The new requirements are effective for registration statements filed on or after January 1, 2010, and for annual reports on Forms 10-K and 20-F for fiscal years ending on or after December 31, 2009. The Partnership believes that this new requirement could have a significant impact on reported reserves and depletion rates when implemented.

2. Acquisitions

On January 31, 2008, Abraxas Operating consummated the acquisition of certain oil and gas properties located in various states from St. Mary Land & Exploration Company (“St. Mary”) and certain other sellers. The properties were primarily located in the Rocky Mountain and Mid-Continent regions of the United States, and include approximately 57.2 Bcfe (9,525 MBOE) of estimated proved reserves for a purchase price of approximately $126.0 million.

We borrowed approximately $115.6 million under our credit facility and $50.0 million under our subordinated credit facility in order to complete this acquisition and repay our previously outstanding indebtedness of $45.9 million, which was outstanding at December 31, 2007. For a complete description of these credit facilities, please see Note 4 “Long-Term Debt.”

Substantially all amounts paid in the acquisition, including acquisition costs of approximately $1.1 million, were allocated to the oil and gas properties. The following unaudited supplemental information presents pro forma financial results assuming the acquisition had occurred on January 1 of 2008. The unaudited pro forma financial results are not necessarily those that would have been attained had the acquisition occurred as of an earlier date, nor are they necessarily representative of the future results that may occur.

Unaudited Pro Forma Financial Information

Three Months ended March 31, 2008

Revenue	$22,470
Net income (loss)	$(19,072)
Earnings (loss) per unit—basic	$(1.68)

3. Equity-based Compensation and Unit Awards

Restricted Unit Awards

Restricted unit awards are awards of common units that are subject to restrictions on transfer and to a risk of forfeiture if the awardee terminates employment with Abraxas Petroleum prior to the lapse of the restrictions. The value of such unit is determined using the implied market price on the grant date. The implied market price

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

3. Equity-based Compensation and Unit Awards (Continued)

is determined by comparing the average trading yields of comparable publicly-traded master limited partnerships to the most recent quarterly distribution paid or declared by the Partnership. Equity-based compensation expense is recorded over the applicable restricted unit vesting periods.

A summary of the restricted unit activity for the quarter ended March 31, 2009 is presented in the following table:

	Number of Units	Weighted average grant date fair value (per unit)
Unvested December 31, 2008	—	$—
Granted	52,000	7.23
Vested/Released	—	—
Forfeited	(100)	7.23

Unvested March 31, 2009	51,900	$7.23

For the quarter ended March 31, 2009, we incurred $22,000 in equity-based compensation expense relating to restricted units.

Phantom Units

On January 31, 2008, in connection with the closing of the St. Mary Acquisition, the Board of Directors of the general partner of the Partnership awarded phantom units with distribution equivalency rights under its long-term incentive plan to certain key employees of Abraxas Petroleum.

The phantom units and associated distribution equivalency rights will vest over four years and their value is based on the price of common units, as determined by the Board of Directors of the general partner of the Partnership, quarterly cash distributions and the percentage increase in cash distributions over time.

For the quarter ended March 31, 2009, we incurred $25,000 in equity-based compensation expense relating to phantom units.

4. Long-Term Debt

The following is a description of our debt as of March 31, 2009 and 2008, respectively:

	Successor
	March 31,	December 31,
	2009	2008
	(In thousands)
Credit Facility	$125,600	$125,600
Subordinated Credit Facility	40,000	40,000

Less current maturities	40,000	40,000

	$125,600	$125,600

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

4. Long-Term Debt (Continued)

Maturities of long-term debt are as follows:

Year ended December 31,
2009	$40,000
2010	—
2011	—
2012	—
2013	125,600

$165,600

Amended and Restated Credit Facility

On May 25, 2007, we entered into a senior secured revolving credit facility with Société Générale, as administrative agent and issuing lender, and the lenders signatory thereto, which was amended and restated on January 31, 2008 and further amended on January 16, 2009, April 30, 2009 and May 7, 2009, which we refer to as our credit facility. At March 31, 2009, our outstanding balance was $125.6 million. Our credit facility has a maximum commitment of $300.0 million. Availability under our credit facility is subject to a borrowing base. The borrowing base under our credit facility, which is currently $130.0 million, is determined semi-annually by the lenders based upon our reserve report, one of which must be prepared by our independent petroleum engineers and one of which may be prepared internally. The amount of the borrowing base is calculated by the lenders based upon their valuation of our proved reserves utilizing the reserve report and their own internal decisions. In addition, the lenders, in their sole discretion, may make one additional borrowing base redetermination during any six-month period between scheduled redeterminations and we may also request one redetermination during any six-month period between scheduled redeterminations. The lenders may also make a redetermination in connection with any sales of producing properties with a market value of 5% or more of our current borrowing base. Our current borrowing base of $130.0 million was determined based upon our reserve report dated December 31, 2008. Our borrowing base can never exceed the $300.0 million maximum commitment amount. Outstanding amounts under our credit facility bear interest at (a) the greater of (1) the reference rate announced from time to time by Société Générale, (2) the Federal Funds Rate plus 0.5%, and (3) a rate determined by Société Générale as the daily one-month LIBOR plus, in each case, (b) 1.5% - 2.5%, depending on the utilization of the borrowing base, or, if we elect, at the greater of (a) 2.0% and (b) LIBOR plus, in each case, 2.5% - 3.5% depending on the utilization of the borrowing base. At May 8, 2009, the interest rate on the facility was 5.5%. A principal payment of approximately $1.9 million was due on May 14, 2009 under our credit facility. Abraxas Petroleum, on behalf of Abraxas Investments, repaid the $1.9 million distribution attributable to the fourth quarter of 2008 to us and we, in turn, made the principal payment utilizing these funds. As previously approved by our audit and conflicts committee, in consideration of the return of this distribution, we issued 209,639 common units to Abraxas Investments on May 14, 2009. The number of common units issued was determined by dividing $1.9 million by 110% of the average trading yields of comparable upstream master limited partnerships based on the closing market price on May 14, 2009 multiplied by the most recent quarterly distribution paid or declared by us times four. Subject to earlier termination rights and events of default, the stated maturity date of our credit facility is January 31, 2012. Interest is payable quarterly on reference rate advances and not less than quarterly on Eurodollar advances. We are permitted to terminate our credit facility, and may, from time to time, permanently reduce the lenders’ aggregate commitment under our credit facility in compliance with certain notice and dollar increment requirements.

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

4. Long-Term Debt (Continued)

Our general partner and Abraxas Operating have guaranteed the Partnership’s obligations under our credit facility on a senior secured basis. Obligations under our credit facility are secured by a first priority perfected security interest, subject to certain permitted encumbrances in all of our, our general partner’s, and Abraxas Operating’s material property and assets, excluding our general partner units.

Under our credit facility, we are subject to customary covenants, including certain financial covenants and reporting requirements. We are required to maintain a current ratio as of the last day of each quarter of not less than 1.00 to 1.00 and an interest coverage ratio as of the last day of each quarter of not less than 2.50 to 1.00. Under the terms of our credit facility, the current ratio is the ratio of consolidated current assets to consolidated current liabilities. For the purposes of this calculation, current assets include the portion of the borrowing base which is undrawn but exclude any cash deposited with or at the request of a counter-party to a hedging arrangement and any assets representing a valuation account arising from the application of SFAS 133 (which relates to derivative instruments and hedging activities) and SFAS 143 (which relates to asset retirement obligations) and current liabilities exclude the current portion of long-term debt and any liabilities representing a valuation account arising from the application of SFAS 133 and SFAS 143. The interest coverage ratio is the ratio of consolidated EBITDA to consolidated interest expense. For the purposes of this calculation, EBITDA is consolidated net income plus interest expense, taxes, depreciation, amortization, depletion and other non-cash charges including non-cash charges resulting from the application of SFAS 123R (which relates to stock-based compensation), SFAS 133 and SFAS 143 minus all non-cash items of income which were included in determining the consolidated net income, including all non-cash items resulting from the application of SFAS 133 and SFAS 143. Interest expense includes total interest, letter of credit fees and other fees and expenses incurred in connection with any debt. As of March 31, 2009, our current ratio was 27.47 to 1.00 and our interest coverage ratio was 4.58 to 1.00. Our credit facility required us to enter into hedging arrangements for specified volumes, which equated to approximately 85% of the estimated oil and gas production from our net proved developed producing reserves through December 31, 2011 and approximately 60% of our estimated oil and gas production for 2012. We have entered into several NYMEX-based fixed price commodity swaps on approximately 80% of our estimated oil and gas production from our estimated net proved developed producing reserves through December 31, 2012.

Under the terms of our credit facility, we may make cash distributions if, after giving effect to such distributions, we are not in default under our credit facility, there is no borrowing base deficiency and provided that (a) no such distribution shall be made using the proceeds of any advance unless the unused portion of the amount then available under our credit facility is greater than or equal to 10% of the lesser of our borrowing base (which is currently $130.0 million) or the total commitment amount of our credit facility (which is $300.0 million) at such time, (b) with respect to the cash distribution scheduled to be made on or about May 15, 2009 attributable to the first quarter of 2009, no such distribution shall be made unless (i) the sum of unrestricted cash and the unused portion of the amount then available under our credit facility after giving effect to such distribution exceeds $20.0 million, or (ii) our subordinated credit facility shall have terminated and (c) no cash distribution shall exceed $0.44 per unit per quarter while our subordinated credit facility is outstanding. Under the credit facility, the amount of the cash distribution to be made by the Partnership on or about May 14, 2009 attributable to the first quarter of 2009 was to be deposited into an escrow account established with one of the lenders. Rather than paying the funds into an escrow account, the board of directors of the general partner elected to defer the declaration of the cash distribution attributable to the first quarter of 2009 until the distribution may be paid under the terms of our credit facility. We expect to declare and pay this distribution upon the repayment of the indebtedness outstanding under our subordinated credit facility. In addition, if the indebtedness under our subordinated credit agreement has not been repaid on or before July 1, 2009, we are required to pay the lenders a consent fee of $2.4 million. Additionally, while our subordinated credit facility is outstanding, our capital expenditures are limited to $12.5 million.

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

4. Long-Term Debt (Continued)

In addition to the foregoing and other customary covenants, our credit facility contains a number of covenants that, among other things, will restrict our ability to:

•	incur or guarantee additional indebtedness;

•	transfer or sell assets;

•	create liens on assets;

•	engage in transactions with affiliates other than on an “arm’s-length” basis;

•	make any change in the principal nature of our business; and

•	permit a change of control.

Our credit facility also contains customary events of default, including nonpayment of principal or interest, violations of covenants, cross default and cross acceleration to certain other indebtedness, bankruptcy and material judgments and liabilities. An event of default would occur if we fail to receive a letter of credit, which we refer to as the APC L/C, in our favor from Abraxas Petroleum equal to the May 14, 2009 Payment Amount of approximately $1.9 million, we fail to draw on the APC L/C on or before May 14, 2009 or we fail to use the proceeds of the APC L/C to make the principal payment due on May 14, 2009. This event of default would not occur in the event that we repay the principal payment due on May 14, 2009 with funds received from Abraxas Petroleum. Abraxas Petroleum has paid $1.9 million to us and we have paid the $1.9 million principal payment due on May 14, 2009. Abraxas Petroleum and we have agreed that upon the occurrence of such payment that, in consideration thereof, we would issue a number of additional units to Abraxas Petroleum determined by dividing the May 14, 2009 Payment Amount by 110% of the average trading yields of comparable E&P MLPs based on the closing market price on May 14, 2009 multiplied by the most recent quarterly distribution paid or declared by us times four. On May 14, 2009, we issued Abraxas Petroleum 209,639 common units.

We are in compliance with all covenants as of March 31, 2009.

Subordinated Credit Facility.    On January 31, 2008, we entered into a subordinated credit facility with Société Générale, as administrative agent, The Royal Bank of Canada, as syndication agent, and the lenders signatory thereto, which was amended on January 16, 2009, April 30, 2009 and May 7, 2009, which we refer to as our subordinated credit facility. Our subordinated credit facility has a maximum commitment of $40.0 million. Outstanding amounts under our subordinated credit facility bear interest at (a) the greater of (1) the reference rate announced from time to time by Société Générale, (2) the Federal Funds Rate plus 0.5% and (3) a rate determined by Société Générale as the daily one-month LIBOR, plus in each case (b) 9.0% or, if we elect, at the greater of (a) 2.0% and (b) LIBOR, plus in each case 10.0%. If our subordinated credit facility is not repaid on or before July 1, 2009, the interest rate will be (a) the greater of (1) the reference rate announced from time to time by Société Générale, (2) the Federal Funds Rate plus 0.5% and (3) a rate determined by Société Générale as the daily one-month LIBOR, plus in each case (b) 12.0% or, if we elect, at the greater of (a) 2.0% and (b) LIBOR, plus in each case 13.0%. For any interest payment due on or after July 2, 2009, 3.0% per annum of the accrued interest payable shall be capitalized and added to the principal amount of the loan.

At May 8, 2009, the interest rate on the facility was 12.0%. The maturity date may be accelerated if any of our limited partners, other than Perlman Value Partners, exercises its right to convert its limited partner units into shares of common stock of Abraxas Petroleum pursuant to the terms of the exchange and registration rights agreement dated May 25, 2007, as amended, among Abraxas Petroleum, us and the purchasers named therein. If the initial public offering has not been consummated, the date on which the limited partners may first exchange their common units for Abraxas Petroleum common stock is June 30, 2009. Subject to earlier termination rights

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

4. Long-Term Debt (Continued)

and events of default, the stated maturity date of our subordinated credit facility is July 1, 2009. Interest is payable quarterly on reference rate advances and not less than quarterly on Eurodollar advances. We are permitted to terminate our subordinated credit facility, and may, from time to time, permanently reduce the lenders’ aggregate commitment under our subordinated credit facility in compliance with certain notice and dollar increment requirements.

Our general partner and Abraxas Operating have guaranteed the Partnership’s obligations under our subordinated credit facility on a subordinated basis. Obligations under our subordinated credit facility are secured by a second priority perfected security interest, subject to certain permitted encumbrances in all of our, our general partner’s, and Abraxas Operating’s material property and assets, excluding our general partner units.

Under our subordinated credit facility, we are subject to customary covenants, including certain financial covenants and reporting requirements. We are required to maintain a current ratio as of the last day of each quarter of not less than 1.00 to 1.00 and an interest coverage ratio as of the last day of each quarter of not less than 2.50 to 1.00. Under the terms of our subordinated credit facility, the current ratio is the ratio of consolidated current assets to consolidated current liabilities. For the purposes of this calculation, current assets include the portion of the borrowing base which is undrawn but exclude any cash deposited with or at the request of a counter-party to a hedging arrangement and any assets representing a valuation account arising from the application of SFAS 133 (which relates to derivative instruments and hedging activities) and SFAS 143 (which relates to asset retirement obligations) and current liabilities exclude the current portion of long-term debt and any liabilities representing a valuation account arising from the application of SFAS 133 and SFAS 143. The interest coverage ratio is the ratio of consolidated EBITDA to consolidated interest expense. For the purposes of this calculation, EBITDA is consolidated net income plus interest expense, taxes, depreciation, amortization, depletion and other non-cash charges including non-cash charges resulting from the application of SFAS 123R (which relates to stock-based compensation), SFAS 133 and SFAS 143 minus all non-cash items of income which were included in determining the consolidated net income, including all non-cash items resulting from the application of SFAS 133 and SFAS 143. Interest expense includes total interest, letter of credit fees and other fees and expenses incurred in connection with any debt. As of March 31, 2009, our current ratio was 27.47 to 1.00 and our interest coverage ratio was 4.58 to 1.00. Our subordinated credit facility required us to enter into hedging arrangements for specified volumes, which equated to approximately 85% of the estimated oil and gas production from our net proved developed producing reserves through December 31, 2011 and approximately 60% of our estimated oil and gas production for 2012 and was consistent with the hedging requirements under our credit facility. We have entered into several NYMEX-based fixed price commodity swaps on approximately 80% of our estimated oil and gas production from our estimated net proved developed producing reserves through December 31, 2012.

In addition to the foregoing and other customary covenants, our subordinated credit facility contains a number of covenants that, among other things, will restrict our ability to:

•	incur or guarantee additional indebtedness;

•	transfer or sell assets;

•	create liens on assets;

•	engage in transactions with affiliates other than on an “arm’s-length” basis;

•	make any change in the principal nature of our business; and

•	permit a change of control.

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

4. Long-Term Debt (Continued)

Our subordinated credit facility also contains customary events of default, including nonpayment of principal or interest, violations of covenants, cross default and cross acceleration to certain other indebtedness, bankruptcy and material judgments and liabilities. An event of default would occur if we fail to receive $20.0 million of proceeds from an equity issuance on or before June 30, 2009. We have no intention of pursuing any other equity offerings other than this offering prior to June 30, 2009. However, we do intend to re-finance the indebtedness outstanding under our subordinated credit facility prior to its scheduled maturity and we do not expect that any new subordinated or 2nd lien credit facility would contain a similar event of default. In addition, if the indebtedness under our subordinated credit agreement has not been repaid on or before July 1, 2009, we are required to issue warrants to the lenders to purchase 2.5% of the then outstanding units at an exercise price of $0.01 per unit. If the indebtedness under our subordinated credit facility is repaid on or before July 1, 2009, we are required to pay a consent fee of $200,000.

We are in compliance with all covenants as of March 31, 2009.

We intend to partially repay indebtedness outstanding under our subordinated credit facility with proceeds from this offering. We also intend to re-finance this indebtedness prior to its scheduled maturity; however there can be no assurance that we will be successful in this effort. We have engaged an exclusive financial advisor to assist us in this re-financing.

5. Earnings per Unit

The following table sets forth the computation of basic and diluted earnings per unit:

	Successor
	Three Months Ended March 31,
	2009	2008
Numerator:
Income (loss)	$6,562,000	$(20,201,000)

Denominator:
Denominator for basic earnings per unit—weighted-average shares	11,358,689	11,361,599
Effect of dilutive securities:
Unit options	—	—

Denominator for diluted earnings per unit—adjusted weighted-average units and assumed exercise of options	11,410,589	11,361,599

Net income (loss) per common unit	$0.58	$(1.78)

Net income (loss) per common unit—diluted	$0.58	$(1.78)

For the three months ended March 31, 2008, units issuable in connection with unit options are not included in diluted units. Inclusion of these units would be antidilutive due to losses incurred in the period.

6. Hedging Program and Derivatives

We do not intend to designate any of our derivative instruments as a hedge nor to employ hedge accounting as prescribed by SFAS 133 “Accounting for Derivative Instruments and Hedging Activities,” and related interpretations. Accordingly, derivative instruments are recorded on the balance sheet at their fair value with adjustments to the carrying value of the instruments being recognized in revenue in the current period.

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

6. Hedging Program and Derivatives (Continued)

Under the terms of our credit facility, we were required to enter into hedging arrangements for specified volumes, which equated to approximately 85% of the estimated oil and gas production from our net proved developed producing reserves through December 31, 2011. The Partnership has entered into NYMEX—based fixed price commodity swaps at then current market prices.

We had the following derivative contracts in place at March 31, 2009:

Period Covered	Product	Volume (Production per day)	Weighted Average Fixed Price
Year 2009	Gas	10,595 Mmbtu	$8.45
Year 2009	Oil	1,000 Bbl	$83.80
Year 2010	Gas	9,130 Mmbtu	$8.22
Year 2010	Oil	895 Bbl	$83.26
Year 2011	Gas	8,010 Mmbtu	$8.10
Year 2011	Oil	810 Bbl	$86.45

In order to mitigate our interest rate exposure, we entered into an interest rate swap, effective August 12, 2008, as amended in February 2009, to fix our floating LIBOR based debt. Our 2-year interest rate swap arrangement is for $100.0 million is at a fixed rate of 2.95%. The arrangement expires on August 12, 2010.

7. Distributions

Under our limited partnership agreement, the unitholders are entitled to receive a quarterly distribution of available cash to the extent there is sufficient cash from operations after establishment of cash reserves and payment of fees and expenses. The following provides a summary of distributions paid by the Partnership for the period from May 25 to March 31, 2009:

Date Paid	Period Covered by Distribution	Distributions per Unit	Total Distributions (In thousands)
August 14, 2007	May 25 - June 30, 2007	$0.1520	$1,727
November 14, 2007	July 1 - September 30, 2007	0.3750	4,261
February 14, 2008	October 1 - December 31, 2007	0.3750	4,261
May 14, 2008	January 1 - March 31, 2008	0.4000	4,545
August 14, 2008	April 1 - June 30, 2008	0.4375	4,971
November 14, 2008	July 1 - September 30, 2008	0.4400	4,998
February 13, 2009	October 1 - December 31, 2008	0.3750	4,267

			$29,030

Under the terms of our credit facility, we may make cash distributions if, after giving effect to such distributions, we are not in default under our credit facility, there is no borrowing base deficiency and provided that (a) no such distribution shall be made using the proceeds of any advance unless the unused portion of the amount then available under our credit facility is greater than or equal to 10% of the lesser of our borrowing base (which is currently $130.0 million) or the total commitment amount of our credit facility (which is $300.0 million) at such time, (b) with respect to the cash distribution scheduled to be made on or about May 15, 2009 attributable to the first quarter of 2009, no such distribution shall be made unless (i) the sum of unrestricted cash and the unused portion of the amount then available under our credit facility after giving effect to such distribution exceeds $20.0 million, or (ii) our subordinated credit facility shall have terminated and (c) no cash distribution

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

7. Distributions (Continued)

shall exceed $0.44 per unit per quarter while our subordinated credit facility is outstanding. Under the credit facility, the amount of the cash distribution to be made by the Partnership on or about May 14, 2009 attributable to the first quarter of 2009 was to be deposited into an escrow account established with one of the lenders. Rather than paying the funds into an escrow account, the board of directors of the general partner elected to defer the declaration of the cash distribution attributable to the first quarter of 2009 until the distribution may be paid under the terms of our credit facility. We expect to declare and pay this distribution upon the repayment of the indebtedness outstanding under our subordinated credit facility. Additionally, while our subordinated credit facility is outstanding, our capital expenditures are limited to $12.5 million.

8. Financial Instruments

SFAS 157—Effective January 1, 2008, the Partnership adopted Financial Accounting Standards Board (“FASB”) Statement No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The implementation of SFAS 157 did not cause a change in the method of calculating fair value of assets or liabilities, with the exception of incorporating a measure of the Partnership’s own non-performance risk or that of its counterparties as appropriate, which was not material. The primary impact from adoption was additional disclosures.

The Partnership elected to implement SFAS 157 with the one-year deferral permitted by FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”), issued February 2008, which defers the effective date of SFAS 157 for one year for certain nonfinancial assets and nonfinancial liabilities measured at fair value, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. As it relates to the Partnership, the deferral applies to certain nonfinancial assets and liabilities as may be acquired in a business combination and thereby measured at fair value; impaired oil and gas property assessments, and the initial recognition of asset retirement obligations for which fair value is used.

Fair Value Hierarchy—SFAS 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The three levels are defined as follows:

•	Level 1—inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2—inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3—inputs to the valuation methodology are unobservable and significant to the fair value measurement.

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

8. Financial Instruments (Continued)

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Partnership’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The Partnership is further required to assess the creditworthiness of the counter party to the derivative contract. The results of the assessment of non-performance risk, based on the counter party’s credit risk, could result in an adjustment of the carrying value of the derivative instrument. The following table presents information about the Partnership’s assets and liabilities measured at fair value on a recurring basis as of March 31, 2009, and indicates the fair value hierarchy of the valuation techniques utilized by the Partnership to determine such fair value (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of March 31, 2009
Assets:
NYMEX fixed price derivative contracts	$—	$46,087	$—	$46,087

Total Assets	$—	$46,087	$—	$46,087

Liabilities:
Interest Rate Swaps	—	—	2,950	2,950

Total Liabilities	$—	$—	$2,950	$2,950

The Partnership’s derivative contracts consist of NYMEX-based fixed price commodity swaps and interest rate swaps. The NYMEX-based fixed price derivative contracts are indexed to NYMEX futures contracts, which are actively traded, for the underlying commodity, and are commonly used in the energy industry. A number of financial institutions and large energy companies act as counter-parties to these type of derivative contracts. As the fair value of these derivative contracts is based on a number of inputs, including contractual volumes and prices stated in each derivative contract, current and future NYMEX commodity prices, and quantitative models that are based upon readily observable market parameters that are actively quoted and can be validated through external sources, these derivative contracts are classified as Level 2.

The Partnership entered into a two year interest rate swap in August 2008. The notional amount is $100.0 million for the first year and $50.0 million for the second year. The Partnership will pay interest at 3.367% and be paid the floating 1-month LIBOR rate. The interest rate swap was amended in February 2009 and increased the notional amount in the second year to $100.0 million and reduced the overall interest rate to 2.95%. As there is no actively traded market for this type of swap and no observable market parameters, these derivative contracts are classified as Level 3.

Additional information for the Partnership’s recurring fair value measurements using significant unobservable inputs (Level 3 inputs) for the three months ended March 31, 2009 is as follows (in thousands):

Derivative Assets and (Liabilities) - net
Balance December 31, 2008	$(3,000)
Total realized and unrealized losses included in change in net liability	(512)
Settlements during the period	562

Ending balance March 31, 2009	$(2,950)

ABRAXAS ENERGY PARTNERS, L.P.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

9. Contingencies—Litigation

From time to time, the Partnership is involved in litigation relating to claims arising out of its operations in the normal course of business. At March 31, 2009, the Partnership was not engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on its operations.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of

Abraxas General Partner, LLC

San Antonio, Texas

We have audited the accompanying consolidated balance sheet of Abraxas General Partner, LLC as of December 31, 2008. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above present fairly, in all material respects, the financial position of Abraxas General Partners, LLC at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/  BDO Seidman, LLP

Dallas, Texas

March 10, 2009

ABRAXAS GENERAL PARTNER, LLC

CONSOLIDATED BALANCE SHEET

ASSETS

December 31, 2008
(In thousands)
Current assets:
Cash and cash equivalents	$1,924
Accounts receivable	7,695

9,619
Derivative asset—current	22,832
Other current assets	37

Total current assets	32,488

Property and equipment:
Oil and gas properties, full cost method of accounting:
Proved	243,240
Unproved properties excluded from depletion	—

Total	243,240
Less accumulated depreciation, depletion, and amortization	124,223

Total property and equipment—net	119,017

Deferred financing fees, net	1,341

Derivative asset—long-term	16,394

Total assets	$169,240

See accompanying notes to consolidated balance sheet.

ABRAXAS GENERAL PARTNER, LLC

CONSOLIDATED BALANCE SHEET (CONTINUED)

LIABILITIES AND PARTNERS’ EQUITY (DEFICIT)

December 31, 2008
(In thousands)
Current liabilities:
Accounts payable	$1,150
Accrued interest	332
Derivative liability—current	3,000
Other accrued expenses	243
Dividend payable	2,358
Current maturities of long-term debt	40,000

Total current liabilities	47,083

Long-term debt	125,600
Derivative liability—long-term	—
Future site restoration	9,049

Total liabilities	181,732

Commitments and contingencies
Partners’ equity (deficit):
Partners’ capital, 11,378,178 units outstanding	34,324
Accumulated deficit	(46,816)

Total partners’ equity (deficit)	(12,492)

Total liabilities and partners’ equity (deficit)	$169,240

See accompanying notes to consolidated balance sheet.

ABRAXAS GENERAL PARTNER, LLC

NOTES TO CONSOLIDATED BALANCE SHEET

1. Organization and Significant Accounting Policies

Basis of Presentation

Abraxas General Partner, LLC (the “General Partner”) is a Delaware limited liability company formed in May 2007, to serve as the general partner of Abraxas Energy Partners, L.P. (the “Partnership”). The General Partner is a wholly-owned subsidiary of Abraxas Petroleum Corporation (“Abraxas Petroleum”). The General Partner owns a 2% general partner interest in the Partnership. However, due to the substantive control granted to us by the partnership agreement, the accounts of the Partnership are consolidated into our financial statements. The oil and gas assets contributed by Abraxas Petroleum to the Partnership are held by Abraxas Operating, LLC, (“Abraxas Operating”) a wholly-owned subsidiary of the Partnership. References to “Abraxas Energy”, “we,” “us,” “our,” and similar references or like terms refer to the Partnership, Abraxas Operating and the General Partner.

On May 25, 2007, the Partnership issued 11,134,367 common units, representing limited partnership interest in the Partnership to Abraxas Energy Investments, LLC, a wholly-owned subsidiary of Abraxas Petroleum, and certain private investors and 227,232 general partner units representing a 2% general partner interest in the General Partner. The accompanying audited consolidated balance sheet and related notes include the accounts of the General Partner and of the Partnership, including its wholly-owned subsidiaries. The unaudited consolidated balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Liquidity

The current global recession has had a significant impact on our operations. As a result of the global recession, commodity prices are depressed and may stay depressed or decline even further, thereby causing a prolonged downturn, which could reduce our future cash flow from operations. This could cause us to alter our business plans, including reducing our exploitation and development plans. Additionally, our subordinated credit facility matures on July 1, 2009. We intend to partially repay indebtedness outstanding under our subordinated credit facility with proceeds from our initial public offering. We also intend to re-finance the indebtedness outstanding under our subordinated credit facility prior to its scheduled maturity; however there can be no assurance that we will be successful in this effort. We have engaged an exclusive financial advisor to assist us in this re-financing. In addition, under our subordinated credit facility an event of default would occur if we fail to receive $20.0 million of proceeds from an equity issuance on or before April 30, 2009. We are also in discussions with our current lenders to amend our credit facilities in the event an equity issuance is not completed by April 30, 2009. While we believe that there are alternatives available to us to re-finance our subordinated credit facility, we cannot assure you that any of these alternatives will be successfully implemented.

Use of Estimates

The preparation of consolidated balance sheet in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that it is reasonably possible that estimates of oil and gas revenues could significantly change in the future.

Concentration of Credit Risk

Financial instruments, which potentially expose the General Partner to credit risk consist principally of trade receivables and oil and gas derivative instruments. Accounts receivable are generally from companies with significant oil and gas marketing activities. The General Partner performs ongoing credit evaluations and, generally, requires no collateral from its customers.

ABRAXAS GENERAL PARTNER, LLC

NOTES TO CONSOLIDATED BALANCE SHEET (Continued)

1. Organization and Significant Accounting Policies (Continued)

The General Partner maintains its cash and cash equivalents in excess of federally insured limits in prominent financial institutions considered by the General Partner to be of high credit quality.

Cash and Equivalents

Cash and cash equivalents include cash on hand, demand deposits and short-term investments with original maturities of three months or less.

Accounts Receivable

Accounts receivable are reported net of an allowance for doubtful accounts. The allowance for doubtful accounts is determined based on the General Partner’s historical losses, as well as a review of certain accounts. Accounts are charged off when collection efforts have failed and the account is deemed uncollectible.

Oil and Gas Properties

The General Partner follows the full cost method of accounting for oil and gas properties. Under this method, all direct costs and certain indirect costs associated with acquisition of properties and successful as well as unsuccessful exploration and development activities are capitalized. Depreciation, depletion, and amortization of capitalized oil and gas properties and estimated future development costs, excluding unproved properties, are based on the unit-of-production method based on proved reserves. Net capitalized costs of oil and gas properties, as adjusted for asset retirement obligations, less related deferred taxes, are limited to the lower of unamortized cost or the cost ceiling, defined as the sum of the present value of estimated future net revenues from proved reserves based on unescalated prices discounted at 10%, plus the cost of properties not being amortized, if any, plus the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any, less related income taxes. The General Partner does not have any properties that are being excluded from amortization. Excess costs are charged to proved property impairment expense. No gain or loss is recognized upon sale or disposition of oil and gas properties, except in unusual circumstances.

Derivative Instruments and Hedging Activities

The General Partner enters into agreements to hedge the risk of future oil and gas price fluctuations. Such agreements are in the form of NYMEX-based fixed price commodity swaps, which limit the impact of price fluctuations with respect to the General Partner’s sale of oil and gas. The General Partner does not enter into speculative hedges.

Statement of Financial Accounting Standards, (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The General Partner has not designated any of these instruments as a hedge as prescribed by SFAS 133. Accordingly, all derivatives will be recorded on the balance sheet at fair value with changes in fair value being recognized in earnings.

Restoration, Removal and Environmental Liabilities

The General Partner is subject to extensive federal, state and local environmental laws and regulations. These laws regulate the discharge of materials into the environment and may require the General Partner to remove or mitigate the environmental effects of the disposal or release of petroleum substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit.

ABRAXAS GENERAL PARTNER, LLC

NOTES TO CONSOLIDATED BALANCE SHEET (Continued)

1. Organization and Significant Accounting Policies (Continued)

Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed.

Liabilities for expenditures of a noncapital nature are recorded when environmental assessments and/or remediation is probable, and the costs can be reasonably estimated. Such liabilities are generally undiscounted unless the timing of cash payments for the liability or component are fixed or reliably determinable.

SFAS No. 143, “Accounting for Asset Retirement Obligations” (SFAS 143). SFAS 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires that the fair value of a liability for an asset’s retirement obligation be recorded in the period in which it is incurred and the corresponding cost capitalized by increasing the carrying amount of the related long-lived asset. The liability is accreted to its then present value each period, and the capitalized cost is depreciated over the useful life of the related asset. For the period presented, we have included estimated future costs of abandonment and dismantlement in our full cost amortization base and amortize these costs as a component of our depletion expense in the accompanying consolidated balance sheet.

Income Taxes

The General Partner is not subject to federal income taxes as it is structured as a limited partnership and the General Partner is not currently subject to the Texas margin tax.

2. Acquisitions

On January 31, 2008, Abraxas Operating consummated the acquisition of certain oil and gas properties located in various states from St. Mary Land & Exploration Company (“St. Mary”) and certain other sellers. The properties were primarily located in the Rocky Mountain and Mid-Continent regions of the United States, and include approximately 57.2 Bcfe (9,525 MBOE) of estimated proved reserves for a purchase price of approximately $126.0 million.

We borrowed approximately $115.6 million under our credit facility and $50.0 million under our subordinated credit facility in order to complete this acquisition and repay our previously outstanding indebtedness of $45.9 million, which was outstanding at December 31, 2007. For a complete description of these credit facilities, please see Note 4 “Long-Term Debt.”

Substantially all amounts paid in the acquisition, including acquisition costs of approximately $1.1 million, were allocated to the oil and gas properties. The following unaudited supplemental information presents pro forma financial results assuming the acquisition had occurred on January 1 of 2008 and 2007. The unaudited pro forma financial results are not necessarily those that would have been attained had the acquisition occurred as of an earlier date, nor are they necessarily representative of the future results that may occur.

Unaudited Pro Forma Financial Information

	Year ended December 31,
	2007	2008
Revenue	$77,532	$87,045
Net income (loss)	$8,432	$(42,198)
Earnings (loss) per unit—basic	$0.74	$(3.71)

ABRAXAS GENERAL PARTNER, LLC

NOTES TO CONSOLIDATED BALANCE SHEET (Continued)

3. Formation Transactions

In May 2007, we entered into the following transactions, which we refer to as the Formation Transactions:

•	Abraxas Petroleum contributed oil and gas properties to Abraxas Operating;

•

Abraxas Investments and Abraxas General Partner, LLC (“our general partner”) contributed all of the membership interests in Abraxas Operating to us in exchange for the issuance of an aggregate of 5,131,959 common units and 227,232 general partner units to Abraxas Investments and our general partner, respectively;

•	we borrowed $35.0 million under our credit facility; and

•	we issued and sold 6,002,408 of our common units to certain private investors, whom we refer to as the Private Investors, in consideration for gross proceeds of approximately $100.0 million.

The gross proceeds from the Formation Transactions, together with $22.5 million received by Abraxas Petroleum in a private placement of its common stock, were $157.5 million. These proceeds were used as follows:

•	$139.3 million was used to refinance and repay Abraxas Petroleum’s Floating Rate Secured Notes due 2009 (including a call premium and accrued and unpaid interest of $14.3 million);

•	$0.9 million was used to repay indebtedness under Abraxas Petroleum’s credit facility;

•	$10.3 million was used to pay fees and expenses, including placement fees to A.G. Edwards & Sons, Inc. of $8.6 million and legal and accounting fees of $1.7 million; and

•	$7.0 million was used to make a distribution of excess capital to Abraxas Petroleum.

The Consolidated Balance Sheet as of December 31, 2008 reflects the completion of the Formation Transactions (see expanded disclosure on page F-2 related to the Formation Transactions and the subsequent use of such proceeds). As a result of the Formation Transactions and the use of proceeds to redeem Abraxas Petroleum’s notes, we incurred a loss on debt extinguishment of approximately $6.5 million.

The following reflects the transactions related to the partners’ capital account at formation:

		(In thousands)
Capital Contribution from Private Investors (used to repay Abraxas Petroleum’s debt assumed)		$100,000
Net book value of properties contributed by Abraxas Petroleum to Abraxas Operating		88,447
Future site restoration obligation related to properties contributed		(585)
Abraxas Petroleum’s Floating Rate Secured Notes assumed ($125 million plus accrued interest and premium on early retirement)		(139,307)
Loss on debt extinguishment		6,455
Capital contribution from Abraxas Petroleum	$22,500
Less distribution of excess capital	(7,041)
Less repayment of Abraxas Petroleum’s credit facility	(904)

Net capital contribution from Abraxas Petroleum		14,555
Placement fee	(8,575)
Legal and accounting fees	(875)

Expenses related to Formation Transactions		(9,451)

Partnership capital at formation		$60,114

ABRAXAS GENERAL PARTNER, LLC

NOTES TO CONSOLIDATED BALANCE SHEET (Continued)

4. Long-Term Debt

Amended and Restated Credit Facility

On May 25, 2007, Abraxas Energy Partners, L.P. entered into a senior secured revolving credit facility with Société Générale, as administrative agent and issuing lender, and the lenders signatory thereto, which was amended and restated on January 31, 2008 and further amended on January 16, 2009, which we refer to as our credit facility. At December 31, 2008, our outstanding balance was $125.6 million. Our credit facility has a maximum commitment of $300.0 million. Availability under our credit facility is subject to a borrowing base. The borrowing base under our credit facility, which at December 31, 2008 was $140.0 million, is determined semi-annually by the lenders based upon our reserve report, one of which must be prepared by our independent petroleum engineers and one of which may be prepared internally. The amount of the borrowing base is calculated by the lenders based upon their valuation of our proved reserves utilizing the reserve report and their own internal decisions. In addition, the lenders, in their sole discretion, may make one additional borrowing base redetermination during any six-month period between scheduled redeterminations and we may also request one redetermination during any six-month period between scheduled redeterminations. The lenders may also make a redetermination in connection with any sales of producing properties with a market value of 5% or more of our current borrowing base. Our current borrowing base of $140.0 million was determined based upon our reserve report dated June 30, 2008. Our borrowing base can never exceed the $300.0 million maximum commitment amount. Outstanding amounts under our credit facility bear interest at (a) the greater of (1) the reference rate announced from time to time by Société Générale, (2) the Federal Funds Rate plus 0.5%, and (3) a rate determined by Société Générale as the daily one-month LIBOR plus, in each case, (b) 1.5% - 2.5%, depending on the utilization of the borrowing base, or, if we elect, LIBOR plus, in each case, 2.5% - 3.5% depending on the utilization of the borrowing base. After the termination of our subordinated credit facility, outstanding amounts under the credit facility will bear interest at (a) the greater of (1) the reference rate announced from time to time by Société Générale, (2) the Federal Funds Rate plus 0.5%, and (3) a rate determined by Société Générale as the daily one-month LIBOR plus, in each case, (b) 1.0% - 2.0%, depending on the utilization of the borrowing base, or, if we elect, LIBOR plus 2.0% - 3.0%, depending on the utilization of the borrowing base. At March 2, 2009, the interest rate on the facility was 3.8%. Subject to earlier termination rights and events of default, the stated maturity date of our credit facility is January 31, 2013. Interest is payable quarterly on reference rate advances and not less than quarterly on Eurodollar advances. We are permitted to terminate our credit facility, and may, from time to time, permanently reduce the lenders’ aggregate commitment under our credit facility in compliance with certain notice and dollar increment requirements.

The General Partner and Abraxas Operating have guaranteed the Partnership’s obligations under our credit facility on a senior secured basis. Obligations under our credit facility are secured by a first priority perfected security interest, subject to certain permitted encumbrances in all of our, the General Partner’s, and Abraxas Operating’s material property and assets, excluding our general partner units.

Under our credit facility, we are subject to customary covenants, including certain financial covenants and reporting requirements. We are required to maintain a current ratio as of the last day of each quarter of not less than 1.00 to 1.00 and an interest coverage ratio (defined as the ratio of consolidated EBITDA to consolidated interest expense as of the last day of each quarter), of not less than 2.50 to 1.00. Our credit facility required us to enter into hedging arrangements for specified volumes, which equated to approximately 85% of the estimated oil and gas production from our net proved developed producing reserves through December 31, 2011. We have entered into several NYMEX-based fixed price commodity swaps on approximately 85% of our estimated oil and gas production from our estimated net proved developed producing reserves through December 31, 2011.

Under the terms of our credit facility, we may make cash distributions if, after giving effect to such distributions, we are not in default under our credit facility, there is no borrowing base deficiency and provided

ABRAXAS GENERAL PARTNER, LLC

NOTES TO CONSOLIDATED BALANCE SHEET (Continued)

4. Long-Term Debt (Continued)

that (a) no such distribution shall be made using the proceeds of any advance unless the unused portion of the amount then available under our credit facility is greater than or equal to 10% of the lesser of our borrowing base (which is currently $140.0 million) or the total commitment amount of our credit facility (which is $300.0 million) at such time, (b) with respect to the cash distribution scheduled to be made on or about May 15, 2009 attributable to the first quarter of 2009, no such distribution shall be made unless (i) the sum of unrestricted cash and the unused portion of the amount then available under our credit facility after giving effect to such distribution exceeds $20.0 million, or (ii) our subordinated credit facility shall have terminated and (c) no cash distribution shall exceed $0.44 per unit per quarter while our subordinated credit facility is outstanding. Additionally, while our subordinated credit facility is outstanding, our capital expenditures are limited to $12.5 million.

In addition to the foregoing and other customary covenants, our credit facility contains a number of covenants that, among other things, will restrict our ability to:

•	incur or guarantee additional indebtedness;

•	transfer or sell assets;

•	create liens on assets;

•	engage in transactions with affiliates other than on an “arm’s-length” basis;

•	make any change in the principal nature of our business; and

•	permit a change of control.

The Partnership is in compliance with all covenants at December 31, 2008.

Our credit facility also contains customary events of default, including nonpayment of principal or interest, violations of covenants, cross default and cross acceleration to certain other indebtedness, bankruptcy and material judgments and liabilities.

Subordinated Credit Facility.    On January 31, 2008, Abraxas Energy Partners, L.P. entered into a subordinated credit facility with Société Générale, as administrative agent, The Royal Bank of Canada, as syndication agent, and the lenders signatory thereto, which was amended on January 16, 2009, which we refer to as our subordinated credit facility. Our subordinated credit facility has a maximum commitment of $40.0 million. Outstanding amounts under our subordinated credit facility bear interest at (a) the greater of (1) the reference rate announced from time to time by Société Générale, (2) the Federal Funds Rate plus 0.5% and (3) a rate determined by Société Générale as the daily one-month LIBOR, plus in each case (b) 7.50% or, if we elect, at the greater of (a) 2.0% and (b) LIBOR, plus in each case 8.50%.

At March 2, 2009, the interest rate on the facility was 10.5%. Principal payments under our subordinated credit facility must be made on May 14, 2009 in an amount, which we refer to as the May 14, 2009 Payment Amount, equal to the lesser of the amount of cash distributed to Abraxas Energy Investments, LLC, a wholly-owned subsidiary of Abraxas Petroleum, on or about February 14, 2009 and $2.25 million, with the balance due on the maturity date. The maturity date may be accelerated if any of our limited partners, other than Perlman Value Partners, exercises its right to convert its limited partner units into shares of common stock of Abraxas Petroleum pursuant to the terms of the exchange and registration rights agreement dated May 25, 2007, as amended, among Abraxas Petroleum, us and the purchasers named therein. If the initial public offering has not been consummated, the date on which the limited partners may first exchange their common units for Abraxas Petroleum common stock is April 30, 2009. Subject to earlier termination rights and events of default, the stated

ABRAXAS GENERAL PARTNER, LLC

NOTES TO CONSOLIDATED BALANCE SHEET (Continued)

4. Long-Term Debt (Continued)

maturity date of our subordinated credit facility is July 1, 2009. Interest is payable quarterly on reference rate advances and not less than quarterly on Eurodollar advances. We are permitted to terminate our subordinated credit facility, and may, from time to time, permanently reduce the lenders’ aggregate commitment under our subordinated credit facility in compliance with certain notice and dollar increment requirements.

The General Partner and Abraxas Operating have guaranteed the Partnership’s obligations under our subordinated credit facility on a subordinated basis. Obligations under our subordinated credit facility are secured by a second priority perfected security interest, subject to certain permitted encumbrances in all of our, the General Partner’s, and Abraxas Operating’s material property and assets, excluding our general partner units.

Under our subordinated credit facility, we are subject to customary covenants, including certain financial covenants and reporting requirements. We are required to maintain a current ratio as of the last day of each quarter of not less than 1.00 to 1.00 and an interest coverage ratio (defined as the ratio of consolidated EBITDA to consolidated interest expense as of the last day of each quarter), of not less than 2.50 to 1.00. Our subordinated credit facility required us to enter into hedging arrangements for specified volumes, which equated to approximately 85% of the estimated oil and gas production from our net proved developed producing reserves through December 31, 2011 and was consistent with the hedging requirement under our credit facility. We have entered into several NYMEX-based fixed price commodity swaps on approximately 85% of our estimated oil and gas production from our estimated net proved developed producing reserves through December 31, 2011.

In addition to the foregoing and other customary covenants, our subordinated credit facility contains a number of covenants that, among other things, will restrict our ability to:

•	incur or guarantee additional indebtedness;

•	transfer or sell assets;

•	create liens on assets;

•	engage in transactions with affiliates other than on an “arm’s-length” basis;

•	make any change in the principal nature of our business; and

•	permit a change of control.

The Partnership is in compliance with all covenants at December 31, 2008.

Our subordinated credit facility also contains customary events of default, including nonpayment of principal or interest, violations of covenants, cross default and cross acceleration to certain other indebtedness, bankruptcy and material judgments and liabilities. In addition, as a result of the amendment to the subordinated credit facility, two events of default were added. The first event of default would occur if we fail to receive a letter of credit, which we refer to as the APC L/C, in our favor from Abraxas Petroleum equal to the May 14, 2009 Payment Amount, we fail to draw on the APC L/C on or before May 14, 2009 or we fail to use the proceeds of the APC L/C to make the principal payment due on May 14, 2009. This event of default would not occur in the event that we repay the principal payment due on May 14, 2009 with funds received from Abraxas Petroleum. Abraxas Petroleum and ourselves have agreed that upon the occurrence of such a payment or our drawing on the APC L/C that, in consideration thereof, we would issue a number of additional units to Abraxas Petroleum determined by dividing the May 14, 2009 Payment Amount by 110% of the average trading yields of comparable E&P MLPs based on the closing market price on May 14, 2009 multiplied by the most recent quarterly distribution paid or declared by us times four. The other event of default would occur if we fail to receive $20.0 million of proceeds from an equity issuance on or before April 30, 2009. We have no intention of

ABRAXAS GENERAL PARTNER, LLC

NOTES TO CONSOLIDATED BALANCE SHEET (Continued)

4. Long-Term Debt (Continued)

pursuing any other equity offerings other than this offering prior to April 30, 2009. However, we do intend to re-finance the indebtedness outstanding under our subordinated credit facility prior to its scheduled maturity and we do not expect that any new subordinated or 2nd lien credit facility would contain a similar event of default.

We intend to partially repay indebtedness outstanding under our subordinated credit facility with proceeds from this offering. We also intend to re-finance this indebtedness prior to its scheduled maturity; however there can be no assurance that we will be successful in this effort. We have engaged an exclusive financial advisor to assist us in this re-financing.

5. Property and Equipment

The major components of property and equipment, at cost, are as follows:

	Estimated Useful Life	December 31, 2008
	Years	(In thousands)
Oil and gas properties	—	$243,240
Equipment and other	3-39	—

$243,240

6. Hedging Program and Derivatives

We do not intend to designate any of our derivative instruments as a hedge nor to employ hedge accounting as prescribed by SFAS 133 “Accounting for Derivative Instruments and Hedging Activities,” and related interpretations. Accordingly, derivative instruments are recorded on the balance sheet at their fair value with adjustments to the carrying value of the instruments being recognized in revenue in the current period.

Under the terms of our credit facility, we were required to enter into hedging arrangements for specified volumes, which equated to approximately 85% of the estimated oil and gas production from our net proved developed producing reserves through December 31, 2011. The Partnership has entered into NYMEX-based fixed price commodity swaps at then current market prices.

At December 31, 2008, we had the following derivative contracts in place:

Period Covered	Product	Volume (Production per day)	Weighted Average Fixed Price
Year 2009	Gas	10,595 Mmbtu	$8.45
Year 2009	Oil	1,000 Bbl	$83.80
Year 2010	Gas	9,130 Mmbtu	$8.22
Year 2010	Oil	895 Bbl	$83.26
Year 2011	Gas	8,010 Mmbtu	$8.10
Year 2011	Oil	810 Bbl	$86.45

ABRAXAS GENERAL PARTNER, LLC

NOTES TO CONSOLIDATED BALANCE SHEET (Continued)

7. Distributions

Under our limited partnership agreement, the unitholders are entitled to receive a quarterly distribution of available cash to the extent there is sufficient cash from operations after establishment of cash reserves and payment of fees and expenses. The following provides a summary of distributions paid by the Partnership for the period from May 25, 2007 to December 31, 2008:

Date Paid	Period Covered by Distribution	Distributions per Unit	Total Distributions (In thousands)
August 14, 2007	May 25 - June 30, 2007	$0.1520	$1,727
November 14, 2007	July 1 - September 30, 2007	0.3750	4,261
February 14, 2008	October 1 - December 31, 2007	0.3750	4,261
May 14, 2008	January 1 - March 31, 2008	0.4000	4,545
August 14, 2009	April 1 - June 30, 2008	0.4375	4,971
November 14, 2008	July 1 - September 30, 2008	0.4400	4,999

			$24,764

In February 2009, our Board of Directors declared a cash distribution of $0.375 per unit with respect to the fourth quarter of 2008. The distribution totaled approximately $4.3 million and was paid to unitholders on February 13, 2009.

Under the terms of our credit facility, we may make cash distributions if, after giving effect to such distributions, we are not in default under our credit facility, there is no borrowing base deficiency and provided that (a) no such distribution shall be made using the proceeds of any advance unless the unused portion of the amount then available under our credit facility is greater than or equal to 10% of the lesser of our borrowing base (which is currently $140.0 million) or the total commitment amount of our credit facility (which is $300.0 million) at such time, (b) with respect to the cash distribution scheduled to be made on or about May 15, 2009 attributable to the first quarter of 2009, no such distribution shall be made unless (i) the sum of unrestricted cash and the unused portion of the amount then available under our credit facility after giving effect to such distribution exceeds $20.0 million, or (ii) our subordinated credit facility shall have terminated and (c) no cash distribution shall exceed $0.44 per unit per quarter while our subordinated credit facility is outstanding. Additionally, while our subordinated credit facility is outstanding, our capital expenditures are limited to $12.5 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

St. Mary Land & Exploration Company

Denver, Colorado

We have audited the accompanying statements of revenues and direct operating expenses of the Acquired Properties (the “Properties”) of St. Mary Land & Exploration Company (the “Company”) for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Properties are not required to have, nor were we engaged to perform, an audit of the Properties’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in the notes to the financial statements and are not intended to be a complete presentation of the Company’s interests in the Properties.

In our opinion, the financial statements referred to above present fairly, in all material respects, the revenues and direct operating expenses, described in the notes, of the Properties for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado

March 11, 2008

ACQUIRED PROPERTIES

STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

	Year Ended December 31,
	2007	2006	2005
	(In thousands)
Revenues
Oil production revenues	$26,768	$24,428	$22,950
Gas production revenues	12,566	13,186	15,802

Total revenues	39,334	37,614	38,752

Direct operating expenses
Lease operating expenses	12,271	11,874	9,739
Production taxes	3,278	2,988	3,513

Total direct operating expenses	15,549	14,862	13,252

Revenues in excess of direct operating expenses	$23,785	$22,752	$25,500

See accompanying notes to the statements of revenues and direct operating expenses.

ACQUIRED PROPERTIES

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

(1) Basis of Presentation

On January 31, 2008, Abraxas Operating, LLC (“Abraxas Operating”) acquired certain producing oil and gas properties (the “Acquired Properties”) from St. Mary Land & Exploration Company (“St. Mary”). The Acquired Properties are net interests in oil and gas producing properties located in mature producing fields in the Rocky Mountain, Mid-Continent, Permian Basin, ARK-LA-TEX, and Gulf Coast regions of the United States that have established production profiles.

Oil and gas production revenues in the accompanying statements of revenues and direct operating expenses are recognized on the sales method. Under this method, revenues are recognized based on actual volumes of oil and gas sold to purchasers. Direct operating expenses are recognized on the accrual method and include lease operating expenses, production taxes, transportation, and all other direct costs associated with the properties. Direct operating expenses do not include corporate overhead, interest, and income taxes.

During the periods presented, the Acquired Properties were not accounted for or operated as a separate division by the former owners. Accordingly, full separate financial statements prepared in accordance with generally accepted accounting principles do not exist and are not practicable to obtain in these circumstances.

The statements of revenue and direct operating expenses of the Acquired Properties were derived from the historical accounting records of St. Mary and vary from a statement of operations in that they do not show certain expenses, which were incurred in connection with the ownership of the properties, such as general and administrative expense, interest expense, income taxes, or other expenses of an indirect nature. These expenses were not separately allocated to the Acquired Properties in St. Mary’s historical financial records and any pro forma allocation would not be a reliable estimate of what these expenses would actually have been had the Acquired Properties been operated historically as a stand alone entity. In addition, these allocations, if made using historical general and administrative structures and tax burdens, would not produce allocations that would be indicative of the historical performance of the Acquired Properties had they been assets of the buyer, due to the greatly varying size, structure, and operations between Abraxas Operating and St. Mary. The statements also do not include provisions for depletion, depreciation, amortization, and asset retirement obligation liability accretion as such amounts would not be indicative of future costs of those expenses which would be incurred by Abraxas Operating upon allocation of the purchase price. Accordingly, the financial statements and other information presented are not indicative of the financial condition and results of operations of the Acquired Properties, but rather simply represent the historical operating results associated with the direct operations of the Acquired Properties.

Historical financial statements representing financial position, results of operations and cash flows required by generally accepted accounting principles are not presented as such information is not readily available on an individual property basis. Accordingly, the statements of revenue and direct operating expenses are presented in accordance with Staff Accounting Bulletin Topic 2-D, Financial Statements of Oil and Gas Exchange Offers.

(2) Use of Estimates in the Preparation of Financial Statements

Preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Oil and Gas Reserve Quantities (Unaudited)

For 2007 and 2006, St. Mary personnel prepared the reserve estimates for the Acquired Properties and selected reserves associated with properties included in the Acquired Properties were reviewed by Ryder Scott Company, L.P. (“Ryder Scott”) within the overall reserve preparation process utilized by St. Mary. For 2005,

ACQUIRED PROPERTIES

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

(3) Oil and Gas Reserve Quantities (Unaudited) (Continued)

Ryder Scott prepared the reserve estimates for at least 60 percent of the PV-10 value associated with the Acquired Properties, and St. Mary personnel prepared the reserve estimates for the remainder of the Acquired Properties. Reserve estimates are inherently imprecise and estimates of new discoveries and undeveloped locations are more imprecise than estimates of established proved producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are those expected to be recovered through existing wells with existing equipment and operating methods. All of the proved reserves are located in the continental United States.

Presented below is a summary of the changes in estimated reserves of the Acquired Properties:

	For the Years Ended December 31,
	2007		2006		2005
	Oil or Condensate	Gas	Oil or Condensate	Gas	Oil or Condensate	Gas
	(MBbl)	(MMcf)	(MBbl)	(MMcf)	(MBbl)	(MMcf)
Developed and undeveloped:
Beginning of year	3,851	18,497	4,209	20,038	2,934	13,923
Revisions of previous estimates	634	(553)	(17)	(1,518)	467	457
Discoveries and extensions	16	93	68	1,498	230	753
Purchases of minerals in place	—	—	6	803	1,011	7,157
Production	(407)	(2,210)	(415)	(2,324)	(433)	(2,252)

End of year	4,094	15,827	3,851	18,497	4,209	20,038

Proved developed reserves:
Beginning of year	3,658	17,320	4,021	18,126	2,926	13,759

End of year	4,012	14,780	3,658	17,320	4,021	18,126

(4) Standardized Measure of Discounted Future Net Cash Flows (Unaudited)

Statement of Financial Accounting Standards No. 69, “Disclosures about Oil and Gas Producing Activities” (“SFAS No. 69”) prescribes guidelines for computing a standardized measure of future net cash flows and changes therein relating to estimated proved reserves. All guidelines, which are briefly discussed below, have been followed.

Future cash inflows and future production and development costs are determined by applying benchmark prices and costs, including transportation, quality, and basis differentials, in effect at year-end to the year-end estimated quantities of oil and gas to be produced in the future. Each operated property is also charged with field-level overhead in the estimated reserve calculation. Future income taxes have not been considered as the Acquired Properties are not a tax paying entity. The resulting future net cash flows are reduced to present value amounts by applying a ten percent annual discount factor.

ACQUIRED PROPERTIES

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

(4) Standardized Measure of Discounted Future Net Cash Flows (Unaudited) (Continued)

Future operating costs are determined based on estimates of expenditures to be incurred in developing and producing the proved oil and gas reserves in place at the end of the period, using year-end costs and assuming continuation of existing economic conditions, plus overhead incurred by the central administrative office attributable to operating activities.

The following disclosure does not include the effect of any income taxes. While this is a departure from the prescribed methodology of calculating the standardized measure, it is believed to be appropriate as the basis of the accompanying financial statements relates only to direct revenues and operating expenses, without regard for income taxes. Therefore the presentation of the standardized measure without income taxes is more comparable.

The assumptions used to compute the standardized measure are those prescribed by the Financial Accounting Standards Board and the Securities and Exchange Commission, except for the inclusion of income taxes as discussed previously. These assumptions do not necessarily reflect the expectations of actual revenues to be derived from those reserves, nor their present value. The limitations inherent in the reserve quantity estimation process, as discussed previously, are equally applicable to the standardized measure computations since these estimates are the basis for the valuation process. The following prices as adjusted for transportation, quality, and basis differentials were used in the calculation of the standardized measure:

	As of December 31,
	2007	2006	2005
Gas (per Mcf)	$6.48	$4.95	$7.60
Oil (per Bbl)	$88.09	$53.08	$57.37

The following summary sets forth the future net cash flows relating to the Acquired Properties based on the standardized measure prescribed in SFAS No. 69:

	As of December 31,
	2007	2006	2005
	(In thousands)
Future cash inflows	$462,739	$295,766	$394,454
Future production costs	(195,552)	(132,499)	(153,464)
Future development costs	(4,910)	(5,012)	(6,585)

Future net cash flows	262,277	158,255	234,405
10 percent annual discount	(120,514)	(66,993)	(100,714)

Standardized measure of discounted future net cash flows	$141,763	$91,262	$133,691

ACQUIRED PROPERTIES

NOTES TO STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

(4) Standardized Measure of Discounted Future Net Cash Flows (Unaudited) (Continued)

The principle sources of change in the standardized measure of discounted future net cash flows are:

	For the Years Ended December 31,
	2007	2006	2005
	(In thousands)
Standardized measure, beginning of year	$91,262	$133,691	$63,842
Sales of oil and gas produced, net of production costs	(23,785)	(22,752)	(25,500)
Net changes in prices and production costs	60,454	(33,234)	34,913
Extensions and discoveries, net of production costs	991	6,305	5,647
Purchase of minerals in place	—	1,004	40,905
Development costs incurred during the year	335	742	56
Changes in estimated future development costs	(130)	814	836
Revisions of previous quantity estimates	12,380	(3,649)	10,304
Accretion of discount	9,126	13,369	6,384
Changes in timing and other	(8,870)	(5,028)	(3,696)

Standardized measure, end of year	$141,763	$91,262	$133,691

APPENDIX A

SECOND AMENDED AND RESTATED AGREEMENT

OF

LIMITED PARTNERSHIP

OF

ABRAXAS ENERGY PARTNERS, L.P.

SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF ABRAXAS ENERGY PARTNERS, L.P.

THIS SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF ABRAXAS ENERGY PARTNERS, L.P. dated as of September 19, 2007, is entered into by and among Abraxas General Partner, LLC, a Delaware limited liability company, as the General Partner and the other parties thereto, as limited partners, together with any other Persons who are or become Partners in the Partnership as provided herein, and amends and restates in its entirety the Agreement of Limited Partnership of Abraxas Energy Partners, L.P. dated as of May 18, 2007, as amended and restated by the First Amended and Restated Agreement of Limited Partnership of Abraxas Energy Partners, L.P. dated as of May 25, 2007. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions.    The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Abraxas Petroleum Corporation” means Abraxas Petroleum Corporation, a Nevada corporation.

“Additional Book Basis” means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

(a) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

(b) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided, that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership’s Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (b) to such Book-Down Event).

“Additional Book Basis Derivative Items” means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership’s Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the “Excess Additional Book Basis”), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period.

“Additional Limited Partner” means a Person admitted to the Partnership as a Limited Partner pursuant to Section 10.4 and who is shown as such on the books and records of the Partnership.

“Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all deductions in respect of depletion that, as of the end of such fiscal year, are reasonably expected to be made to such Partner’s Capital Account in respect of the oil and gas properties of the Partnership, (ii) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (iii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of the General Partner Interest, a Common Unit or any other Partnership Interest shall be the amount that such Adjusted Capital Account would be if such General Partner Interest, Common Unit or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Interest, Common Unit or other Partnership Interest was first issued.

“Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise. For the avoidance of doubt, as of the Closing Date, the Initial Private Purchasers are not Affiliates of the Partnership Group.

“Aggregate Remaining Net Positive Adjustments” means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

“Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).

“Agreed Value” of any Contributed Property means the fair market value of such property or other consideration at the time of contribution as determined by the General Partner. The General Partner shall use such method as it determines to be appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

“Agreement” means this Second Amended and Restated Agreement of Limited Partnership of Abraxas Energy Partners, L.P., as it may be amended, supplemented or restated from time to time.

“Assignee” means a Person to whom one or more Limited Partner Interests have been transferred in a manner permitted under this Agreement and who has executed and delivered a Transfer Application, including an Eligible Holder Certification, as required by this Agreement, but who has not been admitted as a Substituted Limited Partner.

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person. For the avoidance of doubt, as of the Closing Date, the Initial Private Purchasers are not Associates of the Partnership Group.

“Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a) all cash and cash equivalents of the Partnership Group on the date of determination of Available Cash with respect to such Quarter, less

(b) the amount of any cash reserves established by the General Partner to (i) provide for the proper conduct of the business of the Partnership (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation, including the Revolving Credit Facility, to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.3 in respect of any one or more of the next four Quarters; provided, however, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“Board of Directors” means, with respect to the Board of Directors of the General Partner, its board of directors or managers, as applicable, if a corporation or limited liability company, or if a limited partnership, the board of directors or board of managers of the general partner.

“Book Basis Derivative Items” means any item of income, deduction, gain, loss, Simulated Depletion, Simulated Gain or Simulated Loss included in the determination of Net Income or Net Loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, Simulated Depletion, or gain, loss, Simulated Gain or Simulated Loss, with respect to an Adjusted Property).

“Book-Down Event” means an event that triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

“Book-Tax Disparity” means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

“Book-Up Event” means an event that triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the states of Texas or New York shall not be regarded as a Business Day.

“Capital Account” means the capital account maintained for a Partner pursuant to Section 5.5. The “Capital Account” of a Partner in respect of a General Partner Interest, a Common Unit or any other Partnership Interest shall be the amount that such Capital Account would be if such General Partner Interest, Common Unit or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Interest, Common Unit or other Partnership Interest was first issued.

“Capital Contribution” means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership pursuant to this Agreement.

“Carrying Value” means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, depletion (including Simulated Depletion), amortization and cost recovery deductions charged to the Partners’ and Assignees’ Capital Accounts in respect of such Contributed Property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.5(d)(i) and 5.5(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

“Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud or willful misconduct in its capacity as a general partner of the Partnership.

“Certificate” means (a) a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more Common Units or (b) a certificate, in such form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.2, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“claim” (as used in Section 7.12(d)) has the meaning assigned to such term in Section 7.12(d).

“Closing Date” means May 25, 2007.

“Closing Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal National Securities Exchange (other than the NASDAQ Global Select market) on which the respective Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests are not listed or admitted to trading on any National Securities Exchange (other than the NASDAQ Global Select market), the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the NASDAQ Global Select Market or such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner.

“Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Combined Interest” has the meaning assigned to such term in Section 11.3(a).

“Commission” means the United States Securities and Exchange Commission.

“Common Unit” means a Partnership Interest representing a fractional part of the Partnership Interests of all Limited Partners and Assignees, and having the rights and obligations specified with respect to Common Units in this Agreement.

“Conflicts Committee” means an audit and conflicts committee of the Board of Directors of the General Partner composed entirely of two or more directors who are not (a) security holders, officers or employees of the General Partner, (b) officers, directors or employees of any Affiliate of the General Partner or (c) holders of any ownership interest in the Partnership Group other than Common Units or interests issued pursuant to the LTIP and who also meet the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act and the rules and regulations of the Commission thereunder and, if the Common Units are listed or admitted to trading, by the National Securities Exchange on which the Common Units are listed or admitted to trading.

“Contributed Property” means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

“Contribution Agreement” means that certain Contribution, Conveyance and Assumption Agreement, dated as of the Closing Date, among Abraxas Petroleum Corporation, the Partnership, the General Partner and Operating LLC, and certain other parties, together with the Assignment (as defined therein) and any additional conveyance documents and instruments contemplated or referenced thereunder, as such may be amended, supplemented or restated from time to time.

“Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(ix).

“Current Market Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the average of the daily Closing Prices per Limited Partner Interest of such class for the 20 consecutive Trading Days immediately prior to such date or, in the event that the Limited Partner Interests are not publicly traded, the fair market value of the Limited Partner Interests as determined in good faith by the General Partner.

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

“Departing General Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.

“Depositary” means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

“Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).

“Eligible Holder” means a person or entity qualified to hold an interest in oil and gas leases on federal lands. As of the date hereof, Eligible Holder means: (1) a citizen of the United States; (2) a corporation organized under the laws of the United States or of any state thereof; (3) a public body, including a municipality; or (4) an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof. For the avoidance of doubt, onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof.

“Eligible Holder Certification” means a properly completed certificate in such form as may be specified by the General Partner by which an Assignee or a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Holder.

“Event of Withdrawal” has the meaning assigned to such term in Section 11.1(a).

“Existing Credit Facility” means that certain Loan Agreement, dated as of October 28, 2004, by and among Abraxas Petroleum Corporation, the subsidiaries of Abraxas Petroleum Corporation signatory thereto, the lenders signatory thereto and Wells Fargo Foothill, Inc., as the Arranger and the Administrative Agent, as amended.

“Existing Indebtedness” means Abraxas Petroleum Corporation’s payment obligations and indebtedness under the Senior Notes and the Existing Credit Facility.

“Existing Liens” shall mean the Liens granted pursuant to the Indenture and the Existing Credit Facility.

“General Partner” means Abraxas General Partner, LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).

“General Partner Interest” means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it), which is evidenced by General Partner Units, and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

“General Partner Unit” means a fractional part of the General Partner Interest having the rights and obligations specified with respect to the General Partner Interest. A General Partner Unit is not a Unit.

“Group” means a Person that with or through any of its Affiliates or Associates has any agreement, contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power or disposing of any Partnership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

“Holder” as used in Section 7.12, has the meaning assigned to such term in Section 7.12(a).

“Indemnified Persons” has the meaning assigned to such term in Section 7.12(d).

“Indemnitee” means (a) the General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a member, partner, director, officer, fiduciary or trustee of any Group Member, the General Partner or any Departing General Partner or any Affiliate of any Group Member, the General Partner or any Departing General Partner, (e) any Person who is or was serving at the request of the General Partner or any Departing General Partner or any Affiliate of the General Partner or any Departing General Partner as an officer, director, member, partner, fiduciary or trustee of another Person; provided that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, and (f) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement.

“Indenture” means that certain Indenture dated as of October 28, 2004 among Abraxas Petroleum Corporation, the Subsidiary Guarantors named therein and U.S. Bank National Association as Trustee, as amended and supplemented.

“Initial Common Units” means the Common Units sold pursuant to the Purchase Agreement.

“Initial GP Unit” has the meaning assigned to such term in Section 5.1.

“Initial Limited Partners” means the Organizational Limited Partner and each of the Initial Private Purchasers, in each case upon being admitted to the Partnership in accordance with Section 10.1.

“Initial LP Unit” has the meaning assigned to such term in Section 5.1.

“Initial Private Purchaser” means each Person named as a purchaser in Schedule I to the Purchase Agreement who purchased Common Units pursuant thereto.

“Initial Public Offering” means the initial offering and sale of Common Units by the Partnership to the public pursuant to a registration statement filed with the Commission pursuant to the Securities Act.

“Issue Price” means the price at which a Unit is purchased from the Partnership, after taking into account any sales commission or underwriting discount charged to the Partnership.

“LTIP” means the Long-Term Incentive Plan of the Partnership, dated as of the Closing Date.

“Liens” means mortgages, charges, pledges, liens (statutory or other), security interests, hypothecations, assignments for security, claims, or preferences or priorities or other encumbrances or similar agreements or preferential agreements of any kind or nature whatsoever serving to provide security for any obligations whether or not filed, recorded or otherwise perfected under applicable law upon or with respect to any kind of property or asset, whether real, personal or mixed, or tangible or intangible.

“Limited Partner” means, unless the context otherwise requires, (a) the Organizational Limited Partner, each Initial Limited Partner, each Substituted Limited Partner, each Additional Limited Partner and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person’s capacity as a limited partner of the Partnership or (b) solely for purposes of Articles V, VI, VII, IX and XII, each Assignee.

“Limited Partner Interest” means the ownership interest of a Limited Partner or Assignee in the Partnership, which may be evidenced by Common Units or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner or Assignee is entitled as provided in this Agreement, together with all obligations of such Limited Partner or Assignee to comply with the terms and provisions of this Agreement.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidator” means one or more Persons selected by the General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

“Merger Agreement” has the meaning assigned to such term in Section 14.1.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act, and any successor to such statute.

“Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed including the Existing Indebtedness and the Existing Liens, and (b) in the case of any property distributed to a Partner or Assignee by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any indebtedness either assumed by such Partner or Assignee upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code.

“Net Income” means, for any taxable year, the excess, if any, of the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall include Simulated Gains, Simulated Losses and Simulated Depletion, but shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(x) were not in this Agreement.

“Net Loss” means, for any taxable year, the excess, if any, of the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall include Simulated Gains, Simulated Losses and Simulated Depletion, but shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(x) were not in this Agreement.

“Net Positive Adjustments” means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

“Net Termination Gain” means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.5(b) and shall include Simulated Gains, Simulated Losses and Simulated Depletion, but shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Net Termination Loss” means, for any taxable year, the sum, if negative, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.5(b) and shall include Simulated Gains, Simulated Losses and Simulated Depletion, but shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Non-Eligible Holder” means a Person whom the General Partner has determined does not constitute an Eligible Holder and as to whose Partnership Interest the General Partner has become the Substituted Limited Partner, pursuant to Section 4.8.

“Non-Recourse Built-in Gain” means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Non-Recourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(d)(i)(A), 6.2(d)(ii)(A) and 6.2(d)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Non-Recourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code), Simulated Depletion or Simulated Loss that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Non-Recourse Liability.

“Non-Recourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

“Notice of Election to Purchase” has the meaning assigned to such term in Section 15.1(b).

“Omnibus Agreement” means the Omnibus Agreement, among Abraxas Petroleum Corporation, the General Partner, the Partnership and Operating LLC, as amended or amended and restated from time to time.

“Operating LLC” means Abraxas Operating, LLC, a Texas limited liability company.

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of their Affiliates) acceptable to the General Partner.

“Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

“Organizational Limited Partner” means Abraxas Energy Investments, LLC, a Texas limited liability company in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

“Outstanding” means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of the Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Units so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Units shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided, further, that the foregoing limitation shall not apply to (i) any Person or Group who acquired 20% or more of the Outstanding Partnership Securities of any class then Outstanding directly from the General Partner or its Affiliates, (ii) any Person or Group who acquired 20% or more of the Outstanding Partnership Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, (iii) any Person or Group who acquired 20% or more of any Partnership Securities issued by the Partnership with the prior approval of the Board of Directors of the General Partner, or (iv) any Person or Group who acquired an aggregate of 20% or more of the Outstanding Partnership Securities of any class then Outstanding by virtue of a purchase made from an Initial Private Purchaser or its Affiliates.

“Over-Allotment Option” means an over-allotment option granted to the Underwriters by the Partnership pursuant to an underwriting agreement.

“Partner Non-Recourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

“Partner Non-Recourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

“Partner Non-Recourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code), Simulated Depletion or Simulated Loss that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Non-Recourse Debt.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means Abraxas Energy Partners, L.P., a Delaware limited partnership.

“Partnership Group” means the Partnership and its Subsidiaries treated as a single consolidated entity.

“Partnership Interest” means an interest in the Partnership, which shall include the General Partner Interest and Limited Partner Interests.

“Partnership Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).

“Partnership Security” means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including Common Units and General Partner Units.

“Percentage Interest” means as of any date of determination (a) as to the General Partner with respect to General Partner Units and as to any Unitholder or Assignee with respect to Units, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of General Partner Units held by the General Partner or the number of Units held by such Unitholder or Assignee, as the case may be, by (B) the total number of Outstanding Units and General Partner Units, and (b) as to the holders of other Partnership Securities issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance.

“Person” means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Plan of Conversion” has the meaning assigned to such term in Section 14.1.

“Pro Rata” means (a) when used with respect to Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests and (b) when used with respect to Partners and Assignees or Record Holders, apportioned among all Partners and Assignees or Record Holders in accordance with their relative Percentage Interests.

“Purchase Agreement” means that certain Purchase Agreement dated as of the Closing Date among the Partnership and the Initial Private Purchasers providing for the purchase of Common Units from the Partnership.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

“Quarter” means, unless the context requires otherwise, a fiscal quarter of the Partnership, or, with respect to the first fiscal quarter of the Partnership after the Closing Date, the portion of such fiscal quarter after the Closing Date.

“Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

“Record Date” means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means (a) the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or (b) with respect to other Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books that the General Partner has caused to be kept as of the opening of business on such Business Day.

“Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.9.

“Registration Rights Agreement” means that certain Registration Rights Agreement dated as of the Closing Date among the Partnership and the Initial Private Purchasers.

“Remaining Net Positive Adjustments” means as of the end of any taxable period, (a) with respect to the Unitholders, the excess of (i) the Net Positive Adjustments of the Unitholders as of the end of such period over (ii) the sum of those Partners’ Share of Additional Book Basis Derivative Items for each prior taxable period, (b) with respect to the General Partner (as holder of the General Partner Interest), the excess of (i) the Net Positive Adjustments of the General Partner as of the end of such period over (ii) the sum of the General Partner’s Share of Additional Book Basis Derivative Items with respect to the General Partner Interest for each prior taxable period.

“Required Allocations” means (a) any limitation imposed on any allocation of Net Losses or Net Termination Losses under Section 6.1(b) or 6.1(c)(ii) and (b) any allocation of an item of income, gain, loss, deduction, Simulated Depletion or Simulated Loss pursuant to Section 6.1(d)(i), 6.1(d)(ii), 6.1(d)(iii), 6.1(d)(vi) or 6.1(d)(viii).

“Residual Gain” or “Residual Loss” means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss or Simulated Depletion or Simulated Loss is not allocated pursuant to Section 6.2(d)(i)(A) or 6.2(d)(ii)(A), respectively, to eliminate Book-Tax Disparities.

“Revolving Credit Facility” means that certain senior secured revolving credit facility, to be dated as of the Closing Date, with an initial aggregate commitment of $150,000,000 among the Partnership, the General Partner, certain Subsidiaries of the Partnership, Société Générale as Administrative Agent and as Issuing Lender, and the lenders named therein, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, or any successor or replacement agreement (together with any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith), whether with the same or any other lender, group of lenders or agent, in each case as the same may be amended (including any amendment and restatement thereof), modified, supplemented, extended, restated, substituted, increased, replaced, renewed or refinanced from time to time in accordance with its terms.

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

“Senior Notes” means Abraxas Petroleum Corporation’s $125 million Floating Rate Senior Secured Notes due 2009.

“Share of Additional Book Basis Derivative Items” means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (a) with respect to the Unitholders holding Limited Partner Interests, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders’ Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time, and (b) with respect to the General Partner (as holder of the General Partner Interest), the amount that bears the same ratio to such Additional Book Basis Derivative Items as the General Partner’s Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustment as of that time.

“Simulated Basis” means the Carrying Value of any oil and gas property (as defined in Section 614 of the Code).

“Simulated Depletion” means, with respect to an oil and gas property (as defined in Section 614 of the Code), a depletion allowance computed in accordance with federal income tax principles (as if the Simulated Basis of the property was its adjusted tax basis) and in the manner specified in Treasury Regulation § 1.704-1(b)(2)(iv)(k)(2). For purposes of computing Simulated Depletion with respect to any property, the Simulated Basis of such property shall be deemed to be the Carrying Value of such property, and in no event shall such allowance for Simulated Depletion, in the aggregate, exceed such Simulated Basis.

“Simulated Gain” means the excess of the amount realized from the sale or other disposition of an oil or gas property over the Carrying Value of such property.

“Simulated Loss” means the excess of the Carrying Value of an oil or gas property over the amount realized from the sale or other disposition of such property.

“Special Approval” means approval by a majority of the members of the Conflicts Committee acting in good faith.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) or limited liability company in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership or member of such limited liability company, but only if more than 50% of the partnership interests of such partnership or membership interests of such limited liability company (considering all of the partnership interests or membership interests as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation, a partnership or a limited liability company) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

“Substituted Limited Partner” means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 10.2 in place of and with all the rights of a Limited Partner and who is shown as a Limited Partner on the books and records of the Partnership.

“Surviving Business Entity” has the meaning assigned to such term in Section 14.2(b)(ii).

“Trading Day” means, for the purpose of determining the Current Market Price of any class of Limited Partner Interests, a day on which the principal National Securities Exchange on which such class of Limited Partner Interests is listed is open for the transaction of business or, if Limited Partner Interests of a class are not listed on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

“transfer” has the meaning assigned to such term in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the General Partner to act as registrar and transfer agent for the Common Units; provided, that if no Transfer Agent is specifically designated for any other Partnership Securities, the General Partner shall act in such capacity.

“Transfer Application” means an application and agreement for transfer of Units in the form set forth on the back of a Certificate or in a form substantially to the same effect in a separate instrument.

“Underwriter” means each Person named as an underwriter in the Initial Public Offering.

“Unit” means a Partnership Security that is designated as a “Unit” and shall include Common Units but shall not include any General Partner Units.

“Unitholders” means the holders of Units.

“Unit Majority” means at least a majority of the Outstanding Common Units.

“Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

“Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

“U.S. GAAP” means United States generally accepted accounting principles consistently applied.

“Withdrawal Opinion of Counsel” has the meaning assigned to such term in Section 11.1(b).

Section 1.2    Construction.

Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this

Agreement; (c) the terms “include”, “includes”, “including” and words of like import shall be deemed to be followed by the words “without limitation”; and (d) the terms “hereof”, “herein” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II

ORGANIZATION

Section 2.1    Formation.

The Partnership has been previously formed pursuant to the provisions of the Delaware Act. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the Contribution Agreement or the Omnibus Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes.

Section 2.2    Name.

The name of the Partnership shall be “Abraxas Energy Partners, L.P.” The Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership,” “L.P.,” “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3    Registered Office; Registered Agent; Principal Office; Other Offices

Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 2711 Centerville Road, Suite 400, Wilmington, County of Newcastle, Delaware 19808-1645, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be Corporation Service Company. The principal office of the Partnership shall be located at 500 North Loop 1604 East, Suite 100, San Antonio, Texas 78232 or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner shall determine necessary or appropriate. The address of the General Partner shall be 500 North Loop 1604 East, Suite 100, San Antonio, Texas 78232 or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4    Purpose and Business.

The purpose and nature of the business to be conducted by the Partnership shall be to engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and do anything necessary or appropriate to effectuate the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve, and may decline to propose or approve, the conduct by the Partnership of any business free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner or Assignee and, in declining to so propose or approve, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

Section 2.5    Powers.

The Partnership shall be empowered to do any and all acts and things necessary or appropriate for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6    Power of Attorney.

(a) Each Limited Partner and each Assignee hereby constitutes and appoints the General Partner and, if a Liquidator shall have been selected pursuant to Section 12.3, the Liquidator (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

(i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator determines to be necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.6; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger, consolidation or conversion of the Partnership pursuant to Article XIV; and

(ii) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to (A) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or (B) effectuate the terms or intent of this Agreement; provided, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

Nothing contained in this Section 2.6(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

(b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner’s or Assignee’s Partnership Interest and shall extend to such Limited Partner’s or Assignee’s heirs, successors, assigns and personal representatives. Each such Limited Partner or Assignee hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner or Assignee, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator may request in order to effectuate this Agreement and the purposes of the Partnership.

Section 2.7    Term.

The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.8    Title to Partnership Assets.

Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner or Assignee, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

Section 2.9    Certain Undertakings Relating to the Separateness of the Partnership.

(a) Separateness Generally. The Partnership shall conduct its business and operations separate and apart from those of any other Person (other than the General Partner) in accordance with this Section 2.9.

(b) Separate Records. The Partnership shall maintain (i) its books and records, (ii) its accounts, and (iii) its financial statements, separate from those of any other Person, except its consolidated Subsidiaries.

(c) Separate Assets. The Partnership shall not commingle or pool its funds or other assets with those of any other Person, except its consolidated Subsidiaries, and shall maintain its assets in a manner that is not costly or difficult to segregate, ascertain or otherwise identify as separate from those of any other Person.

(d) Separate Name. The Partnership shall (i) conduct its business in its own name, (ii) use separate stationery, invoices, and checks, (iii) correct any known misunderstanding regarding its separate identity, and (iv) generally hold itself out as a separate entity.

(e) Separate Credit. The Partnership shall not (i) pay its own liabilities from a source other than its own funds, (ii) guarantee or become obligated for the debts of any other Person, except its Subsidiaries, (iii) hold out its credit as being available to satisfy the obligations of any other Person, except its Subsidiaries, (iv) acquire obligations or debt securities of the General Partner or its Affiliates (other than the Partnership or its Subsidiaries or any Group Member), or (v) pledge its assets for the benefit of any Person or make loans or advances to any Person, except its Subsidiaries; provided that the Partnership may engage in any transaction described in clauses (ii)-(v) of this Section 2.9(e) if prior Special Approval has been obtained for such transaction and either (A) the Conflicts Committee has determined, or has obtained reasonable written assurance from a nationally recognized firm of independent public accountants or a nationally recognized investment banking or valuation firm, that the borrower or recipient of the credit extension is not then insolvent and will not be rendered insolvent as a result of such transaction or (B) in the case of transactions described in clause (iv), such transaction is completed through a public auction or a National Securities Exchange.

(f) Separate Formalities. The Partnership shall (i) observe all partnership formalities and other formalities required by its organizational documents, the laws of the jurisdiction of its formation, or other laws, rules, regulations and orders of governmental authorities exercising jurisdiction over it, (ii) engage in transactions with the General Partner and its Affiliates (other than another Group Member) in conformity with the requirements of Section 7.9, and (iii) promptly pay, from its own funds, and on a current basis, its allocable share of general and administrative expenses, capital expenditures, and costs for shared services performed by Affiliates of the General Partner (other than another Group Member). Each material contract between the Partnership or another Group Member, on the one hand, and the Affiliates of the General Partner (other than a Group Member), on the other hand, shall be in writing.

(g) No Effect. Failure by the General Partner or the Partnership to comply with any of the obligations set forth above shall not affect the status of the Partnership as a separate legal entity, with its separate assets and separate liabilities. The General Partner and the Partnership may be consolidated for financial reporting purposes with Abraxas Petroleum Corporation and its subsidiaries; provided, however, that such consolidation shall not affect the status of the Partnership as a separate legal entity with its separate assets and separate liabilities.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1    Limitation of Liability.

The Limited Partners and the Assignees shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2    Management of Business.

No Limited Partner or Assignee, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

Section 3.3    Outside Activities of the Limited Partners.

Subject to the provisions of Section 7.5, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners or Assignees, any Limited Partner or

Assignee shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners or Assignees shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee.

Section 3.4    Rights of Limited Partners.

(a) In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand, and at such Limited Partner’s own expense:

(i) to obtain true and full information regarding the status of the business and financial condition of the Partnership;

(ii) promptly after its becoming available, to obtain a copy of the Partnership’s federal, state and local income tax returns for each year;

(iii) to obtain a current list of the name and last known business, residence or mailing address of each Partner;

(iv) to obtain a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with copies of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

(v) to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and that each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

(vi) to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

(b) The General Partner may keep confidential from the Limited Partners and Assignees, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1    Certificates.

Upon the Partnership’s issuance of Common Units to any Person, the Partnership shall issue, upon the request of such Person, one or more Certificates in the name of such Person evidencing the number of such Units being so issued. In addition, upon the General Partner’s request, the Partnership shall issue to it one or more Certificates in the name of the General Partner evidencing its General Partner Units and (b) upon the request of any Person owning any other Partnership Securities other than Common Units, the Partnership shall issue to such Person one or more certificates evidencing such other Partnership Securities other than Common Units. Certificates shall be executed on behalf of the Partnership by the President or any Executive Vice President, Senior Vice President or Vice President and the Chief Financial Officer or the Secretary or any Assistant Secretary of the General Partner. In addition, from and after the Initial Public Offering, no Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that, from and after the Initial Public Offering, (i) the Common Units may be certificated or uncertificated as provided in the Delaware Act and (ii) if the General Partner elects to issue certificated Common Units in global form, the Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the Partnership.

Section 4.2    Mutilated, Destroyed, Lost or Stolen Certificates.

(a) If any mutilated Certificate is surrendered to the General Partner or, from and after the Initial Public Offering, to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute and, prior to the Initial Public Offering, deliver in exchange therefor, and, from and after the Initial Public Offering, the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

(b) Prior to the Initial Public Offering, the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and, from and after the Initial Public Offering, the Transfer Agent shall either (i) countersign, a new Certificate in place of any Certificate previously issued or (ii) issue uncertificated Common Units if the Record Holder:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate or the issuance of uncertificated Common Units before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct to indemnify the Partnership, the Partners, the General Partner and, from and after the Initial Public Offering, the Transfer Agent, against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner.

If a Limited Partner or Assignee fails to notify the General Partner within a reasonable period of time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or, from and after the Initial Public Offering, the Transfer Agent, receives such notification, the Limited Partner or Assignee shall be precluded from making any claim against the Partnership, the General Partner or, from and after the Initial Public Offering, the Transfer Agent, for such transfer or for a new Certificate or uncertificated Common Units.

(c) As a condition to the issuance of any new Certificate or uncertificated Common Units under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent, if any) reasonably connected therewith.

Section 4.3    Record Holders.

The Partnership shall be entitled to recognize the Record Holder as the Partner or Assignee with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership, on the one hand, and such other Persons, on the other, such representative Person (a) shall be the Partner or Assignee (as the case may be) of record and beneficially, (b) must execute and deliver a Transfer Application and (c) shall be bound by this Agreement and shall have the rights and obligations of a Partner or Assignee (as the case may be) hereunder and as, and to the extent, provided for herein.

Section 4.4    Transfer Generally.

(a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction (i) by which the General Partner assigns its General Partner Interest to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner or an Assignee, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

(c) Nothing contained in this Agreement shall be construed to prevent a disposition or other transfer by any stockholder, member, partner or other owner of the General Partner of any or all of the shares of stock, membership interests, partnership interests or other ownership interests in the General Partner.

Section 4.5    Registration and Transfer of Limited Partner Interests.

(a) The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided, from and after the Initial Public Offering. The Partnership shall not recognize transfers of Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, from and after the Initial Public Offering, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

(b) Except as otherwise provided in Section 4.8, the General Partner shall not recognize any transfer of Limited Partner Interests which are certificated until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer and such Certificates are accompanied by a Transfer Application properly completed and duly executed by the transferee (or the transferee’s attorney-in-fact duly authorized in writing). No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto. No distributions or allocations will be made in respect of the Limited Partner Interests until a properly completed Transfer Application has been delivered.

(c) Upon the receipt of proper transfer instructions from the registered owner of uncertificated Common Units, such uncertificated Common Units shall be cancelled, issuance of new equivalent uncertificated Common Units or Certificates shall be made to the holder of Common Units entitled thereto and the transaction shall be recorded upon the books of the Partnership.

(d) Limited Partner Interests may be transferred only in the manner described in this Section 4.5. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

(e) Until admitted as a Substituted Limited Partner pursuant to Section 10.2, the Record Holder of a Limited Partner Interest shall be an Assignee in respect of such Limited Partner Interest. Limited Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

(f) A transferee of a Limited Partner Interest who has completed and delivered a Transfer Application shall be deemed to have (i) requested admission as a Substituted Limited Partner, (ii) agreed to comply with and be bound by and to have executed this Agreement, (iii) represented and warranted that such transferee has the right, power and authority and, if an individual, the capacity to enter into this Agreement, (iv) granted the powers of attorney set forth in this Agreement and (v) given the consents and approvals and made the waivers contained in this Agreement.

(g) The General Partner and its Affiliates shall have the right at any time to transfer their Common Units to one or more Persons.

Section 4.6    Transfer of the General Partner’s General Partner Interest.

(a) Subject to Section 4.6(c) below, prior to December 31, 2017, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into such other Person or the transfer by the General Partner of all or substantially all of its assets to such other Person.

(b) Subject to Section 4.6(c) below, on or after December 31, 2017, the General Partner may at its option transfer all or any of its General Partner Interest without Unitholder approval.

(c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability under Delaware law of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as the General Partner immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7    Restrictions on Transfers.

(a) Except as provided in Section 4.7(c) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

(b) The General Partner may impose restrictions on the transfer of Partnership Interests if it receives an Opinion of Counsel that such restrictions are necessary to avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for federal income tax purposes. The General Partner may impose such restrictions by amending this Agreement in accordance with the terms of Section 13.1; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted to trading must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

(c) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

(d) Each certificate evidencing Partnership Interests shall bear a conspicuous legend in substantially the following form:

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF ABRAXAS ENERGY PARTNERS, L.P. THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF ABRAXAS ENERGY PARTNERS, L.P. UNDER THE LAWS OF THE STATE OF DELAWARE, OR (C) VIOLATE THE TERMS AND CONDITIONS OF THE SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF ABRAXAS ENERGY PARTNERS, L.P. AS THE SAME MAY BE AMENDED FROM TIME TO TIME, OR (D) CAUSE ABRAXAS ENERGY PARTNERS, L.P. TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). ABRAXAS GENERAL PARTNER, LLC, THE GENERAL PARTNER OF ABRAXAS ENERGY PARTNERS, L.P., MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO AVOID A SIGNIFICANT RISK OF ABRAXAS ENERGY PARTNERS, L.P. BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

Section 4.8    Eligible Holder Certifications; Non-Eligible Holders.

(a) If a transferee of a Limited Partner Interest fails to furnish a properly completed Eligible Holder Certification in a Transfer Application or if, upon receipt of such Eligible Holder Certification or otherwise, the General Partner determines that such transferee is not an Eligible Holder, the Limited Partner Interests owned by such transferee shall be subject to redemption in accordance with the provisions of Section 4.9.

(b) The General Partner may request any Limited Partner or Assignee to furnish to the General Partner, within 30 days after receipt of such request, an executed Eligible Holder Certification or such other information concerning his nationality, citizenship or other related status (or, if the Limited Partner or Assignee is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner may request. If a Limited Partner or Assignee fails to furnish to the General Partner within the aforementioned 30-day period such Eligible Holder Certification or other requested information or if upon receipt of such Eligible Holder Certification or other requested information the General Partner determines that a Limited Partner or Assignee is not an Eligible Holder, the Limited Partner Interests owned by such Limited Partner or Assignee shall be subject to redemption in accordance with the provisions of Section 4.9. In addition, the General Partner may require that the status of any such Limited Partner or Assignee be changed to that of a Non-Eligible Holder and, thereupon, the General Partner shall be substituted for such Non-Eligible Holder as the Limited Partner in respect of the Non-Eligible Holder’s Limited Partner Interests.

(c) The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Non-Eligible Holders, distribute the votes in the same ratios as the votes of Partners (including the General Partner) in respect of Limited Partner Interests other than those of Non-Eligible Holders are cast, either for, against or abstaining as to the matter.

(d) Upon dissolution of the Partnership, a Non-Eligible Holder shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Non-Eligible Holder’s share of any distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Non-Eligible Holder of its Limited Partner Interest (representing its right to receive its share of such distribution in kind).

(e) At any time after a Non-Eligible Holder can and does certify that it has become an Eligible Holder, a Non-Eligible Holder may, upon application to the General Partner, request admission as a Substituted Limited Partner with respect to any Limited Partner Interests of such Non-Eligible Holder not redeemed pursuant to Section 4.9, and upon admission of such Non-Eligible Holder pursuant to Section 10.2, the General Partner shall cease to be deemed to be the Limited Partner in respect of the Non-Eligible Holder’s Limited Partner Interests.

Section 4.9    Redemption of Partnership Interests of Non-Eligible Holders.

(a) If at any time a Limited Partner or Assignee fails to furnish an Eligible Holder Certification or other information requested within the 30-day period specified in Section 4.8(a), or if upon receipt of such Eligible Holder Certification or other information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Holder, the Partnership may, unless the Limited Partner or Assignee establishes to the satisfaction of the General Partner that such Limited Partner or Assignee is an Eligible Holder or has transferred his Partnership Interests to a Person who is an Eligible Holder and who furnishes an Eligible Holder Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Limited Partner Interest of such Limited Partner or Assignee as follows:

(i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner or Assignee, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate evidencing the Redeemable Interests or, if uncertificated, upon receipt of evidence satisfactory to the General Partner of the ownership of the Redeemable Interests, and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner or Assignee would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 5% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii) Upon surrender by or on behalf of the Limited Partner or Assignee, at the place specified in the notice of redemption, of (x) if certificated, the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, or (y) if uncertificated, upon receipt of evidence satisfactory to the General Partner of the ownership of the Redeemable Interests, the Limited Partner or Assignee or his duly authorized representative shall be entitled to receive the payment therefor.

(iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

(b) The provisions of this Section 4.9 shall also be applicable to Limited Partner Interests held by a Limited Partner or Assignee as nominee of a Person determined to be other than an Eligible Holder.

(c) Nothing in this Section 4.9 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner in a Transfer Application that he is an Eligible Holder. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1    Organizational Contributions.

In connection with the formation of the Partnership under the Delaware Act, (i) the General Partner made an initial Capital Contribution to the Partnership in the amount of $20.00 and agreed to render all services necessary for the management of the Partnership Group in exchange for one (1) General Partner Unit (the “Initial GP Unit”) and has been admitted as the General Partner of the Partnership; (ii) the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $980.00 for one (1) Common Unit (the “Initial LP Unit”) Limited Partner Interest in the Partnership and has been admitted as a Limited Partner of the Partnership; and (iii) the Partnership, the General Partner and the Organizational Limited Partner became Subsidiary Guarantors pursuant to the terms of the Indenture and Guarantors pursuant to the terms of the Existing Credit Facility.

Section 5.2    Contributions by the General Partner and the Organizational Limited Partner; Assumption by the Partnership.

(a) On the Closing Date and pursuant to the Contribution Agreement, Abraxas Petroleum Corporation contributed to the General Partner, as a Capital Contribution, a 2.0% interest in Operating LLC, subject to the Existing Liens, which interests in Operating LLC, together with the Initial GP Unit, have an aggregate value equal to 2% of the equity value of the Partnership, and the General Partner conveyed such interests to the Partnership, subject to the Existing Liens, in exchange for 227,231 General Partner Units representing, together with the Initial GP Unit, a 2% General Partner Interest.

(b) On the Closing Date and pursuant to the Contribution Agreement, Abraxas Petroleum Corporation contributed to the Organizational Limited Partner, as a Capital Contribution, a 98% interest in Operating LLC, subject to the Existing Liens, which interests, together with the Initial LP Unit, in Operating LLC have an aggregate value equal to 45.2% of the equity value of the Partnership, and the Organizational Limited Partner conveyed such interests to the Partnership, subject to the Existing Liens, in exchange for 5,131,958 Common Units, representing, together with the Initial Common Unit, a 45.2% Limited Partner Interest.

(c) On the Closing Date and pursuant to the terms of the Contribution Agreement, the Partnership assumed all of the liabilities and obligations of Abraxas Petroleum Corporation with respect to or relating in any manner to the Existing Indebtedness.

(d) Upon the issuance of any additional Limited Partner Interests by the Partnership (other than the Common Units issued pursuant to the Purchase Agreement and the Common Units issued pursuant to Section 5.2(b)), the General Partner may, in exchange for a proportionate number of General Partner Units, make additional Capital Contributions in an amount equal to the product obtained by multiplying (i) the quotient determined by dividing (A) the General Partner’s Percentage Interest immediately prior to the issuance of such additional Limited Partner Interests by (B) 100 less the General Partner’s Percentage Interest immediately prior to the issuance of such additional Limited Partner Interests times (ii) the amount contributed to the Partnership by the Limited Partners in exchange for such additional Limited Partner Interests. Except as set forth in Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

Section 5.3    Contributions by Initial Private Purchasers.

On the Closing Date and pursuant to the Purchase Agreement, each Initial Private Purchaser contributed to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Purchase Agreement to be purchased by such Initial Private Purchaser on the Closing Date. In exchange for such Capital Contributions by the Initial Private Purchasers, the Partnership issued Common Units as specified in the Purchase Agreement to be purchased by such Initial Private Purchaser.

Section 5.4    Interest and Withdrawal.

No interest shall be paid by the Partnership on Capital Contributions. No Partner or Assignee shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner or Assignee shall have priority over any other Partner or Assignee either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners and Assignees agree within the meaning of Section 17-502(b) of the Delaware Act.

Section 5.5    Capital Accounts.

(a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest and (ii) all items of Partnership income and gain (including Simulated Gain and income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest and (y) all items of Partnership deduction and loss (including Simulated Depletion and Simulated Loss) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

(b) For purposes of computing the amount of any item of income, gain, loss, deduction, Simulated Depletion, Simulated Gain or Simulated Loss which is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

(i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement) of all property owned by (x) any other Group Member that is classified as a partnership or disregarded entity for federal income tax purposes and (y) any other partnership, limited liability company, unincorporated business or other entity classified as a partnership or disregarded entity for federal income tax purposes of which a Group Member is, directly or indirectly, a partner.

(ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss, deduction, Simulated Depletion, Simulated Gain and Simulated Loss shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(iv) Any income, gain, loss, Simulated Gain or Simulated Loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership’s Carrying Value with respect to such property as of such date.

(v) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery, amortization or Simulated Depletion attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery, amortization or Simulated Depletion, any further deductions for such depreciation, cost recovery, amortization or Simulated Depletion attributable to such property shall be determined as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment.

(vi) If the Partnership’s adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to Section 50(c)(1) or 50(c)(3) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Partners pursuant to Section 6.1. Any restoration of such basis pursuant to Section 50(c)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Partners to whom such deemed deduction was allocated.

(c) A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

(d)(i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of Partnership Interests as consideration for the provision of services or the conversion of the General Partner’s Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Account of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain, loss, Simulated Gain or Simulated Loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines) to arrive at a fair market value for individual properties.

(ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1 in the same manner as any item of gain, loss, Simulated Gain or Simulated Loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution that is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined and allocated in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section  12.4, be determined and allocated by the Liquidator using such method of valuation as it may adopt.

Section 5.6     Issuances of Additional Partnership Securities.

(a) Subject to Section 5.6(e), the Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.

(b) Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem the Partnership Security (including sinking fund provisions); (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Security; and (viii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.

(c) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this Section 5.6, (ii) the conversion of the General Partner Interest into Units pursuant to the terms of this Agreement, (iii) the admission of Additional Limited Partners and (iv) all additional issuances of Partnership Securities. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Securities or in connection with the conversion of the General Partner Interest into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed or admitted to trading.

(d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of this Section 5.6(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

(e) Notwithstanding the terms of Section 5.6(a), (b), (c) and (d), prior to the consummation of the Initial Public Offering, the Partnership shall not issue or sell additional Partnership Securities or any securities convertible into or exchangeable therefor, unless the issuance has been approved by the Initial Private Purchasers owning a majority of the Initial Common Units, which such approval shall not be unreasonably withheld; provided however, that the Partnership may issue or sell Partnership Securities or securities convertible into or exchangeable for Partnership Securities without the approval of the Initial Private Purchasers (i) pursuant to the Initial Public Offering, (ii) pursuant to the acquisition of another business entity or business segment assets of any such entity by the Partnership by merger, purchase of substantially all the assets or other reorganization or pursuant to a corporate partnering agreement, joint venture or strategic relationship if such issuance is approved by the General Partner, provided such issuances described in this clause (ii) are not primarily for the purpose of raising capital through equity financing or to an entity whose principal business is investing in securities and are approved by the General Partner and such acquisition, based upon the information provided to the Partnership and the General Partner, is expected by the General Partner to result in an increase to Available Cash (in all cases after the payment of Partnership Group expenditures and not including cash from borrowings under the Credit Facility or the incurrence of other debt) of not less than 10% on a pro forma basis after giving effect to such acquisition, (iii) in connection with any unit split, unit dividend or recapitalization of the Partnership, (iv) are not primarily for the purpose of equity financing and are approved by the General Partner, and (v) pursuant to the LTIP or any other similar plan approved by the General Partner provided that the aggregate amount of Partnership Securities issuable pursuant to the LTIP is not greater than 10% of the total number of Partnership Securities outstanding after the consummation of the transactions contemplated by the Purchase Agreement.

Section 5.7    Limited Preemptive Right.

Except as provided in this Section 5.7 and in Section 5.2, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.

Section 5.8    Splits and Combinations.

(a) Subject to Section 5.6(d), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis or stated as a number of Units are proportionately adjusted.

(b) Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

Section 5.9    Fully Paid and Non-Assessable Nature of Limited Partner Interests.

All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 and 17-804 of the Delaware Act.

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1    Allocations for Capital Account Purposes.

For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss, deduction, Simulated Depletion, Simulated Gain and Simulated Loss (computed in accordance with Section 5.5(b)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein.

(a) Net Income. After giving effect to the special allocations set forth in Section 6.1(d), Net Income for each taxable year and all items of income, gain, loss, deduction, Simulated Depletion, Simulated Gain and Simulated Loss taken into account in computing Net Income for such taxable year shall be allocated to the Partners in accordance with their respective Percentage Interests.

(b) Net Losses. After giving effect to the special allocations set forth in Section 6.1(d), Net Losses for each taxable period and all items of income, gain, loss, deduction, Simulated Depletion, Simulated Gain and Simulated Loss taken into account in computing Net Losses for such taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests; provided that Net Losses shall not be allocated pursuant to this Section 6.1(b) to the extent that such allocation would cause any Limited Partner to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account), instead any such Net Losses shall be allocated to the General Partner.

(c) Net Termination Gains and Losses. After giving effect to the special allocations set forth in Section 6.1(d), all items of income, gain, loss, deduction, Simulated Depletion, Simulated Gain and Simulated Loss taken into account in computing Net Termination Gain or Net Termination Loss for such taxable period shall be allocated in the same manner as such Net Termination Gain or Net Termination Loss is allocated hereunder. All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of Available Cash provided under Section 6.3 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

(i) If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Gain shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

(A) First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account; and

(B) Second, 100% to all Partners in accordance with their Percentage Interests.

(ii) If a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Loss shall be allocated among the Partners in the following manner:

(A) First, 100% to all Partners in accordance with their Percentage Interests, until the Capital Account in respect of each Common Unit then Outstanding has been reduced to zero; provided that Net Termination Losses shall not be allocated to a Limited Partner pursuant to this Section 6.1(c)(ii)(A) to the extent that such allocation would cause such Limited Partner to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account); instead any such Net Termination Losses shall be allocated among the other Partners who have a positive balance remaining in their Adjusted Capital Accounts, but only to the extent of each such Partner’s positive Adjusted Capital Account balance, in accordance with their respective Percentage Interest; and

(B) Second, the balance, if any, 100% to the General Partner.

(d) Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

(i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income, gain and Simulated Gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income, gain and Simulated Gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Sections 6.1(d)(v) and 6.1(d)(vi)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Chargeback of Partner Non-Recourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Non-Recourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Non-Recourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income, gain and Simulated Gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income, gain and Simulated Gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Sections 6.1(d)(v) and 6.1(d)(vi), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership income, gain and Simulated Gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.1(d)(i) or (ii).

(iv) Gross Income Allocations. In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership income, gain and Simulated Gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(iv) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(iv) were not in this Agreement.

(v) Non-Recourse Deductions. Non-Recourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines that the Partnership’s Non-Recourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vi) Partner Non-Recourse Deductions. Partner Non-Recourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Non-Recourse Debt to which such Partner Non-Recourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Non-Recourse Debt, such Partner Non-Recourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(vii) Non-Recourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Non-Recourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Non-Recourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

(viii) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain or Simulated Gain (if the adjustment increases the basis of the asset) or loss or Simulated Loss (if the adjustment decreases such basis), and such item of gain, loss, Simulated Gain or Simulated Loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(ix) Curative Allocation.

(A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss, deduction, Simulated Depletion, Simulated Gain and Simulated Loss allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to (1) Non-Recourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Non-Recourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Non-Recourse Debt Minimum Gain. Allocations pursuant to this Section 6.1(d)(ix)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(ix)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the General Partner determines that such allocations are likely to be offset by subsequent Required Allocations.

(B) The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(d)(ix)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(ix)(A) among the Partners in a manner that is likely to minimize such economic distortions.

(x) Corrective Allocations. In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

(A) In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount that would have been the Capital Account balance of the Partners if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.1(c) hereof.

(B) In making the allocations required under this Section 6.1(d)(x), the General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 6.1(d)(x).

Section 6.2    Allocations for Tax Purposes.

(a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

(b) The deduction for depletion with respect to each separate oil and gas property (as defined in Section 614 of the Code) shall be computed for federal income tax purposes separately by the Partners rather than by the Partnership in accordance with Section 613A(c)(7)(D) of the Code. Except as provided in Section 6.2(c)(iii), for purposes of such computation (before taking into account any adjustments resulting from an election made by the Partnership under Section 754 of the Code), the adjusted tax basis of each oil and gas property (as defined in Section 614 of the Code) shall be allocated among the Partners in accordance with their respective Percentage Interests.

Each Partner shall separately keep records of his share of the adjusted tax basis in each oil and gas property, allocated as provided above, adjust such share of the adjusted tax basis for any cost or percentage depletion allowable with respect to such property, and use such adjusted tax basis in the computation of its cost depletion or in the computation of his gain or loss on the disposition of such property by the Partnership.

(c) Except as provided in Section 6.2(c)(iii), for the purposes of the separate computation of gain or loss by each Partner on the sale or disposition of each separate oil and gas property (as defined in Section 614 of the Code), the Partnership’s allocable share of the “amount realized” (as such term is defined in Section 1001(b) of the Code) from such sale or disposition shall be allocated for federal income tax purposes among the Partners as follows:

(i) first, to the extent such amount realized constitutes a recovery of the Simulated Basis of the property, to the Partners in the same proportion as the depletable basis of such property was allocated to the Partners pursuant to Section 6.2(b) (without regard to any special allocation of basis under Section 6.2(c)(iii);

(ii) second, the remainder of such amount realized, if any, to the Partners so that, to the maximum extent possible, the amount realized allocated to each Partner under this Section 6.2(c)(ii) will equal such Partner’s share of the Simulated Gain recognized by the Partnership from such sale or disposition.

(iii) The Partners recognize that with respect to Contributed Property and Adjusted Property there will be a difference between the Carrying Value of such property at the time of contribution or revaluation, as the case may be, and the adjusted tax basis of such property at that time. All items of tax depreciation, cost recovery, amortization, adjusted tax basis of depletable properties, amount realized and gain or loss with respect to such Contributed Property and Adjusted Property shall be allocated among the Partners to take into account the disparities between the Carrying Values and the adjusted tax basis with respect to such properties in accordance with the principles of Treasury Regulation Section 1.704-3(d).

(iv) Any elections or other decisions relating to such allocations shall be made by the General Partner in any manner that reasonably reflects the purpose and intention of the Agreement.

(d) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, other than oil and gas properties pursuant to Section 6.2(c), items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners as follows:

(i)(A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution; and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1.

(ii)(A) In the case of an Adjusted Property, such items shall (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.5(d)(i) or 5.5(d)(ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 6.2(d)(i)(A); and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1.

(iii) The General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities, except as otherwise determined by the General Partner with respect to goodwill, if any.

(e) For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.2(e) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

(f) The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the Partnership’s common basis of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6), Treasury Regulation Section 1.197-2(g)(3), the legislative history of Section 743 of the Code or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

(g) In accordance with Treasury Regulation §1.1245-1(e), any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

(h) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(i) Each item of Partnership income, gain, loss and deduction, for federal income tax purposes, shall be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Common Units may then be listed or admitted for trading or, in the event that the Common Units are not then listed or admitted for trading on any National Securities Exchange, as of the opening of the New York Stock Exchange on the first Business Day of each month; provided, however, that following an Initial Public Offering, such items for the period beginning on the closing of the Initial Public Offering and ending on the last day of the month in which the Option Closing Date or the expiration of the Over-Allotment Option occurs shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Common Units may then be listed or admitted for trading on the first Business Day of the next succeeding month; and provided, further, that a gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which the Common Units may then be listed or admitted for trading or, in the event that the Common Units are not then listed or admitted for trading on any National Securities Exchange, as of the opening of the New York Stock Exchange on the first Business Day of each month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

(j) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

Section 6.3    Requirement and Characterization of Distributions; Distributions to Record Holders.

(a) Except as described in Section 6.3(b), within 45 days following the end of each Quarter commencing with the Quarter ending on June 30, 2007, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed to the Partners in accordance with this Article VI by the Partnership to the Partners in accordance with their respective Percentage Interests as of the

Record Date selected by the General Partner. All distributions required to be made under this Agreement shall be made subject to Section 17-607 of the Delaware Act.

(b) With respect to the distribution for the Quarter in which the Initial Public Offering occurs, the amount of Available Cash distributed to the Partners in accordance with Section 6.3(a) shall equal 100% of the Available Cash with respect to such Quarter multiplied by a fraction of which the numerator is the number of days in the period commencing on the date of the consummation of the Initial Public Offering and ending on the last day of the Quarter in which the Initial Public Offering occurs and of which the denominator is the number of days in such Quarter. The remaining Available Cash with respect to such Quarter shall be distributed to the Partners of the Partnership immediately prior to the closing of the Initial Public Offering on a Pro Rata basis.

(c) Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(d) The General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

(e) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1    Management.

(a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner or Assignee shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3 and Article XIV);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of any Group Member; and the making of capital contributions to any Group Member;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party or parties to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi) the distribution of Available Cash;

(vii) the selection and dismissal of employees (including employees having titles such as “president,” “vice president,” “secretary” and “treasurer”) and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.4;

(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.7);

(xiii) the purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance of options, rights, warrants and appreciation rights relating to Partnership Securities;

(xiv) the undertaking of any action in connection with the Partnership’s participation in any Group Member; and

(xv) the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

(b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and the Assignees and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement and the Group Member Agreement of each other Group Member, the Purchase Agreement, the Registration Rights Agreement, the Omnibus Agreement and any other agreements that are related to the transactions contemplated by such agreements; (ii) agrees that the General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform each of the agreements referred to in clause (i) of this paragraph and any other agreements, acts, transactions and matters described in or contemplated hereby and thereby on behalf of the Partnership without any further act, approval or vote of the Partners or the Assignees or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

Section 7.2    Certificate of Limited Partnership.

The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or Partnership Securities that the General Partner or such Affiliates are obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Securities purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.

(d) On or before the date hereof, the parties acknowledge that the General Partner and the Partnership have entered into, and hereby consent to the General Partner’s and the Partnership’s entering into, the Omnibus Agreement with Abraxas Petroleum Corporation, the parent company of the General Partner, pursuant to which Abraxas Petroleum Corporation will provide services to the General Partner and the Partnership Group and will be paid a fee for such services.

Section 7.3    Restrictions on the General Partner’s Authority.

Except as provided in Articles XII and XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation, other combination or sale of ownership interests of the Partnership’s Subsidiaries) without the approval of holders of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a Unit Majority, the General Partner shall not, on behalf of the Partnership, except as permitted under Sections 4.6, 11.1 and 11.2, elect or cause the Partnership to elect a successor general partner of the Partnership.

Section 7.4    Reimbursement of the General Partner.

(a) Except as provided in this Section 7.4 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

(b) The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person, including Affiliates of the General Partner, to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group), and (ii) all other expenses allocable to the Partnership Group or otherwise incurred by the General Partner in connection with operating the Partnership Group’s business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.

(c) The General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase or rights, warrants or appreciation rights relating to Partnership Securities), or cause the

Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees of the General Partner or its Affiliates, or any Group Member or its Affiliates, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliates are obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Securities purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.

(d) On or before the date hereof, the parties acknowledge that the General Partner and the Partnership have entered into, and hereby consent to the General Partner’s and the Partnership’s entering into, the Omnibus Agreement with Abraxas Petroleum Corporation, the parent company of the General Partner, pursuant to which Abraxas Petroleum Corporation will provide services to the General Partner and the Partnership Group and will be paid a fee for such services.

Section 7.5    Outside Activities.

(a) After the Closing Date, the General Partner, for so long as it is the General Partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership) and (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member.

(b) Subject to the terms of Section 7.5(a) and the Omnibus Agreement, each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty expressed or implied by law to any Group Member or any Partner or Assignee. Notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.5 and the Omnibus Agreement is hereby approved by the Partnership and all Partners and (ii) it shall be deemed not to be a breach of any fiduciary duty or any other duty or obligation of any type whatsoever of the General Partner or of any Indemnitee for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership.

(c) Subject to the terms of Sections 7.5(a) and 7.5(b) but otherwise notwithstanding anything to the contrary in this Agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to an Indemnitee (including the General Partner) and no Indemnitee (including the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Partnership shall have any duty to communicate or offer such opportunity to the Partnership, and such Indemnitee (including the General Partner) shall not be liable to the Partnership, to any Limited Partner or any other Person for breach of any fiduciary or other duty by reason of the fact that such Indemnitee (including the General Partner) pursues or acquires for itself, directs such opportunity to another Person or does not communicate such opportunity or information to the Partnership; provided such Indemnitee (including the General Partner) does not engage in such business or activity as a result of using confidential or proprietary information provided by or on behalf of the Partnership to such Indemnitee (including the General Partner).

(d) The General Partner and each of its Affiliates may acquire Units or other Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units or other Partnership Securities acquired by them. The term “Affiliates” when used in this Section 7.5(d) with respect to the General Partner shall not include any Group Member.

(e) Notwithstanding anything to the contrary in this Agreement, to the extent that any provision of this Section 7.5 purports or is interpreted to have the effect of restricting, eliminating or otherwise modifying the fiduciary duties that might otherwise, as a result of Delaware or other applicable law, be owed by the General Partner or the directors or officers of the General Partner to the Partnership and its Limited Partners, or to constitute a waiver or consent by the Limited Partners to any such restriction, elimination or modification, such provisions in this Section 7.5 shall be deemed to have been approved by the Partners and the Partners hereby agree that such provisions shall replace or eliminate such duties.

Section 7.6    Loans from the General Partner; Loans or Contributions from the Partnership or Group Members.

(a) The General Partner or any of its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm’s-length basis (without reference to the lending party’s financial abilities or guarantees), all as determined by the General Partner. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term “Group Member” shall include any Affiliate of a Group Member that is controlled by the Group Member.

(b) The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the General Partner. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).

Section 7.7    Indemnification.

(a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), costs, judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative, arbitrative, or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to the General Partner or its Affiliates (other than a Group Member) with respect to its or their obligations incurred pursuant to the Purchase Agreement, the Registration Rights Agreement, or the Contribution

Agreement (other than obligations incurred by the General Partner on behalf of the Partnership). Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a determination that the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

(c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Purchase Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement, the Purchase Agreement or the Registration Rights Agreement.

(h) The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted and provided such Person became an Indemnitee hereunder prior to such amendment, modification or repeal.

Section 7.8    Liability of Indemnitees.

(a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, the Assignees or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.

(b) Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement.

(d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9    Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

(a) Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member, any Partner or any Assignee, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) approved by the vote of the holders of a majority of the Common Units (excluding Common Units owned by the General Partner and its Affiliates), (iii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution, and the General Partner may also adopt a resolution or course of action that has not received Special Approval. If Special Approval is not sought and the Board of Directors of the General Partner determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) or (iv) above, then it shall be presumed that, in making its decision, the Board of Directors acted in good faith, and in any proceeding brought by any Limited Partner or Assignee or by or on behalf of such Limited Partner or Assignee or any other Limited Partner or Assignee or the Partnership challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption.

(b) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the General Partner, or such Affiliates causing it to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. In order for a determination or other action to be in “good faith” for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must believe that the determination or other action is in the best interests of the Partnership or the holders of the Common Units (other than the General Partner and its Affiliates), as the case may be.

(c) Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then the General Partner, or such Affiliates causing it to do so, are entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner or Assignee, and the General Partner, or such Affiliates causing it to do so, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. By way of illustration and not of limitation, whenever the phrase, “at the option of the General Partner,” or some variation of that phrase, is used in this Agreement, it indicates that the General Partner is acting in its individual capacity. For the avoidance of doubt and as an example and without limitation, whenever the General Partner votes or transfers its Units or General Partner Units, to the extent permitted under this Agreement, or refrains from voting or transferring its Units or General Partner Units, as appropriate, it shall be acting in its individual capacity. The General Partner’s organizational documents may provide that determinations to take or decline to take any action in its individual, rather than representative, capacity may or shall be determined by its members, if the General Partner is a limited liability company, stockholders, if the General Partner is a corporation, or the members or stockholders of the General Partner’s general partner, if the General Partner is a limited partnership.

(d) Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts shall be at its option.

(e) Except as expressly set forth in this Agreement or as required by law, neither the General Partner nor any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership or any Limited Partner or Assignee and the provisions of this Agreement, to the extent that they restrict, eliminate or otherwise modify the duties and liabilities, including fiduciary duties, of the General Partner or any other Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of the General Partner or such other Indemnitee.

(f) The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

Section 7.10    Other Matters Concerning the General Partner.

(a) The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the

General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.

(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.

Section 7.11    Purchase or Sale of Partnership Securities.

The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for its own account, subject to the provisions of Articles IV and X.

Section 7.12    Registration Rights of the General Partner and its Affiliates.

(a) If, after the consummation of the Initial Public Offering, the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner), (i) holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the “Holder”) to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this Section 7.12(a) and Section 7.12(b); and provided further, however, that if the Conflicts Committee determines in good faith that the requested registration would be materially detrimental to the Partnership and its Partners because such registration would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to postpone such requested registration for a period of not more than six months after receipt of the Holder’s request, such right pursuant to this Section 7.12(a) or Section 7.12(b) not to be utilized more than once in any twelve-month period. Except as provided in the preceding sentence, the Partnership shall be deemed not to have used all commercially reasonable efforts to keep the registration statement effective during the applicable period if it voluntarily takes any action that would result in Holders of Partnership Securities covered thereby not being able to offer and sell such Partnership Securities at any time during such period, unless such action is required by applicable law. In connection with any registration pursuant to the first sentence of this Section 7.12(a), the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(d), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(b) If, after the consummation of the Initial Public Offering, any Holder holds Partnership Securities that it desires to sell and Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such Holder to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and shall use all commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such shelf registration statement have been sold, a “shelf” registration statement covering the Partnership Securities specified by the Holder on an appropriate form under Rule 415 under the Securities Act, or any similar rule that may be adopted by the Commission; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this Section 7.12(b); and provided further, however, that if the Conflicts Committee determines in good faith that any offering under, or the use of any prospectus forming a part of, the shelf registration statement would be materially detrimental to the Partnership and its Partners because such offering or use would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to suspend such offering or use for a period of not more than six months after receipt of the Holder’s request, such right pursuant to Section 7.12(a) or this Section 7.12(b) not to be utilized more than once in any twelve-month period. Except as provided in the preceding sentence, the Partnership shall be deemed not to have used all commercially reasonable efforts to keep the shelf registration statement effective during the applicable period if it voluntarily takes any action that would result in Holders of Partnership Securities covered thereby not being able to offer and sell such Partnership Securities at any time during such period, unless such action is required by applicable law. In connection with any shelf registration pursuant to this Section 7.12(b), the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such shelf registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such shelf registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such shelf registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(d), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(c) If, after the consummation of the Initial Public Offering, the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all commercially reasonable efforts to include such number or amount of securities held by any Holder in such registration statement as the Holder shall request; provided, that the Partnership is not required to make any effort or take an action to so include the securities of the Holder once the registration statement becomes or is declared effective by the Commission, including any registration statement providing for the offering from time to time of securities pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder’s Partnership Securities would adversely and materially affect the success of the offering and subject to any superior rights granted under the Registration Rights Agreement, the Partnership shall include in such offering only that number or amount, if any, of securities held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(d), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(d) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(d) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or “Blue Sky” laws, rules or regulations, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(e) The provisions of Sections 7.12(a), 7.12(b) and 7.12(c) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates) after it ceases to be a general partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.12(d) shall continue in effect thereafter.

(f) The rights to cause the Partnership to register Partnership Securities pursuant to this Section 7.12 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership Securities, provided (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Partnership Securities with respect to which such registration rights are being assigned; and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.12.

(g) Any request to register Partnership Securities pursuant to this Section 7.12 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Securities for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

(h) The rights to cause the Partnership to register Partnership Securities owned by the General Partner or any Affiliate of the General Partner pursuant to this Section 7.12 shall be subject to the prior rights of the Initial Private Purchasers set forth in the Registration Rights Agreement.

Section 7.13    Reliance by Third Parties.

Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell, pledge, hypothecate, transfer or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1    Records and Accounting.

The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders and Assignees of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

Section 8.2    Fiscal Year.

The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3    Reports.

(a) As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available, by any reasonable means (including posting on the Partnership’s website), to each Record Holder of a Unit as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

(b) As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available, by any reasonable means (including posting on the Partnership’s website), to each Record Holder of a Unit, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

ARTICLE IX

TAX MATTERS

Section 9.1    Tax Returns and Information.

The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and the taxable year or years that it is required by law to adopt, from time to time, as determined by the General Partner. In the event the Partnership is required to use a taxable year other than a year ending on December 31, the General Partner shall use reasonable efforts to change the taxable year of the Partnership to a year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

Section 9.2    Tax Elections.

(a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, after the Initial Public Offering, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(i) without regard to the actual price paid by such transferee.

(b) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3    Tax Controversies.

Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

Section 9.4    Withholding.

Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections

1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner or Assignee (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1    Admission of Initial Limited Partners.

Upon the issuance by the Partnership of Common Units to the General Partner, the Organizational Limited Partner and the Initial Private Purchasers as described in Sections 5.2 and 5.3 in connection with the Purchase Agreement, the General Partner shall admit such parties to the Partnership as Initial Limited Partners in respect of the Common Units issued to them.

Section 10.2    Admission of Substituted Limited Partners.

By transfer of a Limited Partner Interest in accordance with Article IV, the transferor shall be deemed to have given the transferee the right to seek admission as a Substituted Limited Partner subject to the conditions of, and in the manner permitted under, this Agreement. A transferor of a Certificate representing a Limited Partner Interest shall, however, only have the authority to convey to a purchaser or other transferee who does not execute and deliver a Transfer Application (a) the right to negotiate such Certificate to a purchaser or other transferee and (b) the right to transfer the right to request admission as a Substituted Limited Partner to such purchaser or other transferee in respect of the transferred Limited Partner Interests. No transferor of a Limited Partner Interest or other Person shall have any obligation or responsibility to provide a Transfer Application to a transferee or assist or participate in any way with respect to the completion or delivery thereof. Each transferee of a Limited Partner Interest (including any nominee holder or an agent acquiring such Limited Partner Interest for the account of another Person) who executes and delivers a properly completed Transfer Application shall, by virtue of such execution and delivery, be an Assignee. Such Assignee shall automatically be admitted to the Partnership as a Substituted Limited Partner with respect to the Limited Partner Interests so transferred to such Person at such time as such transfer is recorded in the books and records of the Partnership, and until so recorded, such transferee shall be an Assignee. The General Partner shall periodically, but no less frequently than on the first Business Day of each calendar quarter, cause any unrecorded transfers of Limited Partner Interests with respect to which a properly completed, duly executed Transfer Application has been received to be recorded in the books and records of the Partnership. An Assignee shall have an interest in the Partnership equivalent to that of a Limited Partner with respect to allocations and distributions, including liquidating distributions, of the Partnership. With respect to voting rights attributable to Limited Partner Interests that are held by Assignees, the General Partner shall be deemed to be the Limited Partner with respect thereto and shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, vote such Limited Partner Interests at the written direction of the Assignee who is the Record Holder of such Limited Partner Interests. If no such written direction is received, such Limited Partner Interests will not be voted. An Assignee shall have no other rights of a Limited Partner.

Section 10.3    Admission of Successor General Partner.

A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.4    Admission of Additional Limited Partners.

(a) A Person (other than the General Partner, an Initial Limited Partner or a Substituted Limited Partner) who makes a Capital Contribution to the Partnership in accordance with this Agreement shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the General Partner:

(i) evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement, including the power of attorney granted in Section 2.6, and

(ii) such other documents or instruments as may be required by the General Partner to effect such Person’s admission as an Additional Limited Partner.

(b) Notwithstanding anything to the contrary in this Section 10.4, no Person shall be admitted as an Additional Limited Partner without the consent of the General Partner. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded as such in the books and records of the Partnership, following the consent of the General Partner to such admission.

Section 10.5    Amendment of Agreement and Certificate of Limited Partnership.

To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to Section 2.6.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1    Withdrawal of the General Partner.

(a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”);

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi)(A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, prevailing Eastern Time, on December 31, 2017, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 12:00 midnight, prevailing Eastern Time, on December 31, 2017, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal, a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3.

Section 11.2    Removal of the General Partner.

The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders of a Unit Majority. Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.3. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this

Section 11.2, such Person shall, upon admission pursuant to Section 10.3, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.3.

Section 11.3    Interest of Departing General Partner and Successor General Partner.

(a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, the Departing General Partner shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner, to require its successor to purchase its General Partner Interest and its general partner interest (or equivalent interest), if any, in the other Group Members (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner (or, in the event the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest for such fair market value of such Combined Interest of the Departing General Partner. In either event, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members.

For purposes of this Section 11.3(a), the fair market value of the Departing General Partner’s Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s departure, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing General Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner and other factors it may deem relevant.

(b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing General Partner to Common Units will be characterized as if the Departing General Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

(c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner) and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to the product of (i) the quotient obtained by dividing (A) the Percentage Interest of the Departing General Partner by (B) a percentage equal to 100% less the Percentage Interest of the General Partner Interest of the Departing General Partner and (ii) the Net Agreed Value of the Partnership’s assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to its Percentage Interest of all Partnership allocations and distributions to which the Departing General Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner’s admission, the successor General Partner’s interest in all Partnership distributions and allocations shall be its Percentage Interest.

Section 11.4    Withdrawal of Limited Partners.

No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1    Dissolution.

The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1 or 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

(a) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3;

(b) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.

Section 12.2    Continuation of the Business of the Partnership After Dissolution.

Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Section 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as a successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement; provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership nor any Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

Section 12.3    Liquidator.

Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of a Unit Majority. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of a Unit Majority. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of a Unit Majority. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4    Liquidation.

The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90  days after said date of such occurrence).

Section 12.5    Cancellation of Certificate of Limited Partnership.

Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6    Return of Contributions.

The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7    Waiver of Partition.

To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8    Capital Account Restoration.

No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1    Amendments to be Adopted Solely by the General Partner.

Each Partner agrees that the General Partner, without the approval of any Partner or Assignee, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or advisable to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

(d) a change that the General Partner determines, (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of the Commission or any National Securities Exchange on which the Units are or will be listed or admitted to trading, (iii) to be necessary or advisable in connection with action taken by the General Partner pursuant to Section 5.8 or (iv) is required to effect the intent expressed in the Purchase Agreement, this Agreement, the Omnibus Agreement, the Contribution Agreement, the Registration Rights Agreement, the Revolving Credit Facility or the registration statement for the Initial Public Offering or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable year of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that the General Partner determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6;

(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement or Plan of Conversion approved in accordance with Section 14.3;

(j) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

(k) a merger or conveyance or conversion pursuant to Section 14.3(d); or

(l) any other amendments substantially similar to the foregoing.

Notwithstanding anything to the contrary in this Agreement, prior to the Initial Public Offering, the General Partner shall not amend the Related Party Agreements or the Assignments (each as defined in the Purchase Agreement) in any material respect without the consent of the Initial Private Purchasers, which consent shall not be unreasonably withheld or delayed.

Section 13.2    Amendment Procedures.

Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by the General Partner; provided, however, that the General Partner shall have no duty or obligation to propose any amendment to this Agreement and may decline to do so free of any fiduciary duty or other obligation whatsoever to the Partnership, any Limited Partner or Assignee and, in declining to propose an amendment, to the fullest extent permitted by law shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. A proposed amendment shall be effective upon its approval by the General Partner and the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

Section 13.3    Amendment Requirements.

(a) Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner and its Affiliates) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

(b) Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c) or (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld at its option.

(c) Except as provided in Section 14.3, and without limitation of the General Partner’s authority to adopt amendments to this Agreement without the approval of any Partners or Assignees as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

(d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

(e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

Section 13.4    Special Meetings.

All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed.

Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5    Notice of a Meeting.

Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6    Record Date.

For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals. If the General Partner does not set a Record Date, then (a) the Record Date for determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners shall be the close of business on the day next preceding the day on which notice is given, and (b) the Record Date for determining the Limited Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the General Partner in accordance with Section 13.11.

Section 13.7    Adjournment.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8    Waiver of Notice; Approval of Meeting; Approval of Minutes.

The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9    Quorum and Voting.

The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Section 13.10    Conduct of a Meeting.

The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11    Action Without a Meeting.

If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by the Limited Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

Section 13.12    Right to Vote and Related Matters.

(a) Only those Record Holders of the Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

(b) With respect to Units that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

ARTICLE XIV

MERGER OR CONVERSION

Section 14.1    Authority.

The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)), or convert into any such entity, whether such entity is formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation (“Merger Agreement”), or a written plan of conversion (“Plan of Conversion”), as the case may be, in accordance with this Article XIV.

Section 14.2    Procedure for Merger, Consolidation or Conversion.

(a) Any merger, consolidation or conversion of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner; provided, however, that, to the fullest extent permitted by law, the General Partner shall have no duty or obligation to consent to any merger, consolidation or conversion of the Partnership and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner or Assignee and, in declining to consent to a merger, consolidation or conversion, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

(b) If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

(i) the names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

(ii) the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(iii) the terms and conditions of the proposed merger or consolidation;

(iv) the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (A) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) which the holders of such interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights, and (B) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(v) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(vi) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of merger and stated therein); and

(vii) such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

(c) If the General Partner shall determine to consent to the conversion, the General Partner may approve and adopt a Plan of Conversion containing such terms and conditions that the General Partner determines to be necessary or appropriate.

Section 14.3    Approval by Limited Partners.

(a) Except as provided in Sections 14.3(d) and 14.3(e), the General Partner, upon its approval of the Merger Agreement or Plan of Conversion, as the case may be, shall direct that the Merger Agreement or the Plan of Conversion, as applicable, be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement or the Plan of Conversion, as applicable, shall be included in or enclosed with the notice of a special meeting or the written consent.

(b) Except as provided in Sections 14.3(d) and 14.3(e), the Merger Agreement or the Plan of Conversion, as applicable, shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority.

(c) Except as provided in Sections 14.3(d) and 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger or certificate of conversion pursuant to Section 14.4, the merger, consolidation or conversion may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement, written plan of consolidation or Plan of Conversion, as the case may be.

(d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with the same rights and obligations as are herein contained.

(e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (A) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (B) the merger or consolidation would not result in an amendment to the Partnership Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (C) the Partnership is the Surviving Business Entity in such merger or consolidation, (D) each Unit outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Unit of the Partnership after the effective date of the merger or consolidation, and (E) the number of Partnership Securities to be issued by the Partnership in such merger or consolidation do not exceed 20% of the Partnership Securities Outstanding immediately prior to the effective date of such merger or consolidation.

Section 14.4    Certificate of Merger or Conversion.

Upon the required approval by the General Partner and the Unitholders of a Merger Agreement or a Plan of Conversion, as the case may be, a certificate of merger or certificate of conversion, as applicable, shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

Section 14.5    Amendment of Partnership Agreement.

Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.5 shall be effective at the effective time or date of the merger or consolidation.

Section 14.6    Effect of Merger or Conversion.

(a) At the effective time of the certificate of merger:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

(b) At the effective time of the certificate of conversion:

(i) the Partnership shall continue to exist, without interruption, but in the organizational form of the converted entity rather than in its prior organizational form;

(ii) all rights, title, and interests to all real estate and other property owned by the Partnership shall continue to be owned by the converted entity in its new organizational form without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred, but subject to any existing liens or other encumbrances thereon;

(iii) all liabilities and obligations of the Partnership shall continue to be liabilities and obligations of the converted entity in its new organizational form without impairment or diminution by reason of the conversion;

(iv) all rights of creditors or other parties with respect to or against the prior interest holders or other owners of the Partnership in their capacities as such in existence as of the effective time of the conversion will continue in existence as to those liabilities and obligations and may be pursued by such creditors and obligees as if the conversion did not occur;

(v) a proceeding pending by or against the Partnership or by or against any of Partners in their capacities as such may be continued by or against the converted entity in its new organizational form and by or against the prior partners without any need for substitution of parties; and

(vi) the Partnership Securities that are to be converted into partnership interests, shares, evidences of ownership, or other securities in the converted entity as provided in the Plan of Conversion or certificate of conversion shall be so converted, and Partners shall be entitled only to the rights provided in the Plan of Conversion or certificate of conversion.

(c) A merger, consolidation or conversion effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1    Right to Acquire Limited Partner Interests.

(a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed.

(b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI, and XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI and XII).

(c) At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1    Addresses and Notices.

Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner or Assignee at the address described below. Any notice, payment or report to be given or made to a Partner or Assignee hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner or Assignee at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners and Assignees. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner, Assignee or other Person if believed by it to be genuine.

Section 16.2    Further Action.

The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3    Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4    Integration.

This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5    Creditors.

None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6    Waiver.

No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7    Counterparts.

This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Unit, upon accepting the certificate evidencing such Unit or executing and delivering a Transfer Application as herein described, independently of the signature of any other party. In the event that this Agreement is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format date file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

Section 16.8    Applicable Law.

This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

Section 16.9    Invalidity of Provisions.

If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 16.10    Consent of Partners.

Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

Section 16.11    Facsimile Signatures.

The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Partnership on certificates representing Common Units is expressly permitted by this Agreement.

Section 16.12    Third-Party Beneficiaries.

Each Partner agrees that any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER:

Abraxas General Partner, LLC, a Delaware limited liability company

By:	/s/ Barbara M. Stuckey Name: Barbara M. Stuckey Title: President and Chief Operating Officer

LIMITED PARTNERS:

All Limited Partners now and hereafter admitted as Limited Partners of the Partnership, including, pursuant to powers of attorney executed prior to, or on the date hereof, in favor of, and granted and delivered to the General Partner.

Abraxas General Partner, LLC, a Delaware limited liability company

By:	/s/ Barbara M. Stuckey Name: Barbara M. Stuckey Title: President and Chief Operating Officer

EXHIBIT A

to the Second Amended and Restated

Agreement of Limited Partnership of

Abraxas Energy Partners, L.P.

Certificate Evidencing Common Units

Representing Limited Partner Interests in

Abraxas Energy Partners, L.P.

No.	Common Units

In accordance with Section 4.1 of the Second Amended and Restated Agreement of Limited Partnership of Abraxas Energy Partners, L.P., as amended, supplemented or restated from time to time (the “Partnership Agreement”), Abraxas Energy Partners, L.P., a Delaware limited partnership (the “Partnership”), hereby certifies that             (the “Holder”) is the registered owner of                     Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed and accompanied by a properly executed application for transfer of the Common Units represented by this Certificate. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 500 North Loop 1604 East, Suite 100, San Antonio, Texas 78232. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement and is an Eligible Holder, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF ABRAXAS ENERGY PARTNERS, L.P. THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF ABRAXAS ENERGY PARTNERS, L.P. UNDER THE LAWS OF THE STATE OF DELAWARE, OR (C) CAUSE ABRAXAS ENERGY PARTNERS, L.P. TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). ABRAXAS GENERAL PARTNER, LLC, THE GENERAL PARTNER OF ABRAXAS ENERGY PARTNERS, L.P., MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO AVOID A SIGNIFICANT RISK OF ABRAXAS ENERGY PARTNERS, L.P. BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT

PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

Dated:	Abraxas Energy Partners, L.P.

Countersigned and Registered by:	By:	Abraxas General Partner, LLC, its General Partner

By:
as Transfer Agent and Registrar

Name:

By:	By:
Authorized Signature		Secretary

[Reverse of Certificate]

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM TEN ENT JT TEN	— as tenants in common — as tenants by the entireties — as joint tenants with right of survivorship and not as tenants in common	UNIF GIFT MIN ACT Custodian (Cust) (Minor) under Uniform Gifts to Minors Act (State)

Additional abbreviations, though not in the above list, may also be used.

ASSIGNMENT OF COMMON UNITS

IN

ABRAXAS ENERGY PARTNERS, L.P.

FOR VALUE RECEIVED,              hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of Assignee)	(Please insert Social Security or other identifying number of Assignee)

                     Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint                      as its attorney-in-fact with full power of substitution to transfer the same on the books of Abraxas Energy Partners, L.P.

Date:	NOTE	The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17A(d)-15	(Signature) (Signature)

No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.

APPLICATION FOR TRANSFER OF COMMON UNITS

Transferees of Common Units must execute and deliver this application to Abraxas Energy Partners, L.P., c/o Abraxas General Partner, LLC, 500 North Loop 1604 East, Suite 100 San Antonio, Texas 78232; Attn: Chief Financial Officer, to be admitted as limited partners to Abraxas Energy Partners, L.P.

The undersigned (“Assignee”) hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby and hereby certifies to Abraxas Energy Partners, L.P. (the “Partnership”) that the Assignee (including to the best of Assignee’s knowledge, any person for whom the Assignee will hold the Common Units) is an Eligible Holder.(1)

The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Agreement of Limited Partnership of Abraxas Energy Partners, L.P., as amended, supplemented or restated to the date hereof (the “Partnership Agreement”), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee’s attorney-in-fact to execute, swear to, acknowledge and file any document, including the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee’s admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date:
Social Security or other identifying number of Assignee	Signature of Assignee

Purchase Price including commissions, if any	Name and Address of Assignee

(1)	The term Eligible Holder means a person or entity qualified to hold an interest in oil and gas leases on federal lands. As of the date hereof, Eligible Holder means: (1) a citizen of the United States; (2) a corporation organized under the laws of the United States or of any state thereof; (3) a public body, including a municipality; or (4) an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof. For the avoidance of doubt, onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof.

Type of Entity (check one):

☐ Individual	☐ Partnership	☐ Corporation

☐ Trust	☐ Other (specify)

Nationality (check one):

☐ U.S. Citizen, Resident or Domestic Entity

☐ Foreign Corporation	☐ Non-resident Alien

If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the “Code”), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder’s interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

Complete Either A or B:

A.	Individual Interestholder

1.	I am not a non-resident alien for purposes of U.S. income taxation.

2.	My U.S. taxpayer identification number (Social Security Number) is .

3.	My home address is .

B.	Partnership, Corporation or Other Interestholder

1.	is not a foreign corporation, foreign partnership, foreign trust (Name of Interestholder) or foreign estate (as those terms are defined in the Code and Treasury Regulations).

2.	The interestholder’s U.S. employer identification number is .

3.	The interestholder’s office address and place of incorporation (if applicable) is .

The interestholder agrees to notify the Partnership within ten (10) days of the date the interestholder becomes a foreign person.

The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

Name of Interestholder

Signature and Date

Title (if applicable)

Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee’s knowledge.

APPENDIX B

Glossary of Certain Terms

Unless otherwise indicated in this prospectus, natural gas volumes are stated at the legal pressure base of the State or area in which the reserves are located at 60 degrees Fahrenheit. Natural gas equivalents are determined using the ratio of six Mcf of natural gas to one barrel of crude oil.

The following definitions shall apply to the technical terms used in this prospectus.

Terms used to describe quantities of natural gas and crude oil

“Bbl”—barrel or barrels.

“Bcf”—billion cubic feet.

“Bcfe”—billion cubic feet equivalent.

“Bopd”—barrels of oil per day.

“MBbls”—thousand barrels.

“Mcf”—thousand cubic feet.

“Mcfe”—thousand cubic feet equivalent.

“Mcfepd”—thousand cubic feet equivalent per day.

“MMbtu”—million British Thermal Units.

“MMcf”—million cubic feet.

“MMcfe”—million cubic feet equivalent.

“MMcfepd”—million cubic feet equivalent per day.

Terms used to describe our interests in wells and acreage

“Exploratory well” means a well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir, as defined in SEC Regulation S-X 4-10(a)(10).

“Gross” natural gas and crude oil wells or “gross” wells or acres is the number of wells or acres in which we have an interest.

“Net” natural gas and crude oil wells or “net” acres are determined by multiplying “gross” wells or acres by our working interest in such wells or acres.

“Productive” well means an exploratory or a development well that is not a dry hole.

“Undeveloped acreage” means leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and crude oil, regardless of whether or not such acreage contains proved reserves.

Terms used to assign a present value to or to classify our reserves

“Proved developed reserves” means oil and gas reserves that can be expected to be recovered through existing wells with existing equipment and operating methods, as well as additional reserves expected to be obtained through confirmed improved recovery techniques, as defined in SEC Regulation S-X 4-10(a)(3).

“Proved reserves” means estimated quantities of crude oil, natural gas, NGL’s which geological and engineering data demonstrate with reasonable certainty to be economically recoverable in future years from known reservoirs under existing economic and operating conditions, as well as additional reserves expected to be obtained through confirmed improved recovery techniques, as defined in SEC Regulation S-X 4-10(a)(2).

“Proved undeveloped reserves” includes those proved reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion, as defined in SEC Regulation S-X 4-10(a)(4).

“Standardized measure” means estimated future net revenue, discounted at a rate of 10% per annum, after taxes and no price or cost escalation, calculated in accordance with Statement of Financial Accounting Standards No. 69 “Disclosures About Oil and Gas Producing Activities”. No provisions for federal or state income taxes are been provided for in our calculation of standardized measure.

Terms used to describe types of wells

“Development well” means a well drilled within the proved area of a natural gas or crude oil reservoir to the depth of stratigraphic horizon (rock layer or formation) known to be productive for the purpose of extraction of proved natural gas or crude oil reserves.

“Dry hole” means an exploratory or development well found to be incapable of producing either crude oil or gas in sufficient quantities to justify completion as a natural gas or crude oil well.

“Productive wells” mean producing wells and wells capable of production.

Certain other terms

“Available cash”, for each fiscal quarter, means all cash on hand at the date of determination of available cash for such quarter, less the amount of cash reserves established by our general partner to: provide for the proper conduct of our business (including reserves for future capital expenditures and for acquisitions of additional oil and gas properties); comply with applicable law, any of our debt instruments or other agreements; or provide funds for distribution to our unitholders for any one or more of the next four quarters.

“Charge” means an encumbrance, lien, claim or other interest in property securing payment or performance of an obligation.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, also known as “Superfund.”

“COPAS” means Council of Petroleum Accountants Societies.

“DER” means distribution equivalent rights.

“EBITDA” means earnings from before income taxes, interest expense, DD&A and other non-cash charges.

“FERC” means the Federal Energy Regulatory Commission.

“IDC” means intangible drilling and development costs.

“IRS” means United States Internal Revenue Service.

“In-fill drilling” means drilling wells between known producing wells to further exploit a reservoir.

“Integrated Oil Company” is a taxpayer that has economic interests in oil deposits and also carries on substantial retailing or refining operations.

“LIBOR” means London Interbank Offered Rate.

“MMS” means the Minerals Management Service.

“NGL” means natural gas liquid.

“NORM” means naturally occurring radioactive materials.

“NYMEX” means the New York Mercantile Exchange.

“OPA” means the Oil Pollution Act of 1990.

“RCRA” means The Resource Conservation and Recovery Act of 1976, as amended.

APPENDIX C

APPLICATION FOR TRANSFER OF COMMON UNITS

Transferees of Common Units must execute and deliver this application to Abraxas Energy Partners, L.P., c/o Abraxas General Partner, LLC, 500 North Loop 1604 East, Suite 100 San Antonio, Texas 78232; Attn: Chief Financial Officer, to be admitted as limited partners to Abraxas Energy Partners, L.P.

The undersigned (“Assignee”) hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby and hereby certifies to Abraxas Energy Partners, L.P. (the “Partnership”) that the Assignee (including to the best of Assignee’s knowledge, any person for whom the Assignee will hold the Common Units) is an Eligible Holder.(1)

The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Agreement of Limited Partnership of Abraxas Energy Partners, L.P., as amended, supplemented or restated to the date hereof (the “Partnership Agreement”), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee’s attorney-in-fact to execute, swear to, acknowledge and file any document, including the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee’s admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date:

Social Security or other identifying number of Assignee	Signature of Assignee

Purchase Price including commissions, if any	Name and Address of Assignee

(1)	The term Eligible Holder means a person or entity qualified to hold an interest in oil and gas leases on federal lands. As of the date hereof, Eligible Holder means: (1) a citizen of the United States; (2) a corporation organized under the laws of the United States or of any state thereof; (3) a public body, including a municipality; or (4) an association of United States citizens, such as a partnership or limited liability company, organized under the laws of the United States or of any state thereof, but only if such association does not have any direct or indirect foreign ownership, other than foreign ownership of stock in a parent corporation organized under the laws of the United States or of any state thereof. For the avoidance of doubt, onshore mineral leases or any direct or indirect interest therein may be acquired and held by aliens only through stock ownership, holding or control in a corporation organized under the laws of the United States or of any state thereof.

Type of Entity (check one):

☐ Individual	☐ Partnership	☐ Corporation

☐ Trust	☐ Other (specify)

Nationality (check one):

☐ U.S. Citizen, Resident or Domestic Entity

☐ Foreign Corporation	☐ Non-resident Alien

If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the “Code”), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder’s interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

Complete Either A or B:

A.	Individual Interestholder

1.	I am not a non-resident alien for purposes of U.S. income taxation.

2.	My U.S. taxpayer identification number (Social Security Number) is .

3.	My home address is .

B.	Partnership, Corporation or Other Interestholder

1.	is not a foreign corporation, foreign partnership, foreign trust (Name of Interestholder) or foreign estate (as those terms are defined in the Code and Treasury Regulations).

2.	The interestholder’s U.S. employer identification number is .

3.	The interestholder’s office address and place of incorporation (if applicable) is .

The interestholder agrees to notify the Partnership within ten (10) days of the date the interestholder becomes a foreign person.

The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

Name of Interestholder
Signature and Date
Title (if applicable)

Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee’s knowledge.

APPENDIX D

DEGOLYER AND MACNAUGHTON

5001 SPRING VALLEY ROAD

SUITE 800 EAST

DALLAS, TEXAS 75244

LETTER REPORT

as of

DECEMBER 31, 2008

on

CERTAIN PROPERTIES

owned by

ABRAXAS ENERGY PARTNERS, L.P.

DEGOLYER AND MACNAUGHTON

5001 SPRING VALLEY ROAD

SUITE 800 EAST

DALLAS, TEXAS 75244

February 24, 2009

Abraxas Energy Partners, L.P.

18803 Meisner Drive

San Antonio, Texas 78258

Ladies and Gentlemen:

Pursuant to your request, we have prepared estimates of the extent and value of the proved crude oil, condensate, and natural gas reserves, as of December 31, 2008, of certain properties owned by Abraxas Energy Partners, L.P. (AEP). The properties appraised consist of working and royalty interests located in the state of Alabama, Arkansas, Colorado, Louisiana, Mississippi, Montana, North Dakota, Oklahoma, South Dakota, Texas, Utah, and Wyoming.

Information used in the preparation of this report was obtained from AEP, from records on file with the appropriate regulatory agencies, and from public sources. During this investigation, we consulted freely with officers and employees of AEP and were given access to such accounts, records, geological and engineering reports, and other data as were desired for examination. In the preparation of this report we have relied, without independent verification, upon information furnished by AEP with respect to property interests owned by AEP, production from such properties, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. It was not considered necessary to make a field examination of the physical condition and operation of the properties in which AEP owns interests.

Our reserves estimates are based on a detailed study of the properties and were prepared in accordance with standard geological and engineering methods generally accepted by the petroleum industry. The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, consideration of the stage of development, and the quality and completeness of basic data.

Reserves estimated in this report are expressed as gross and net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2008. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by AEP after deducting royalties and other interests held by others. Gas volumes shown herein are wet gas and sales gas volumes and are expressed at a temperature base of 60 degrees Fahrenheit and at the legal pressure base of the state in which the reserves are located. Wet gas is defined as the total gas to be produced before reductions for volume loss due to fuel consumption and flare and shrinkage due to liquids removal. Sales gas is defined as that portion of the wet gas to be delivered into a gas pipeline after separation, processing, fuel use, and flare. Gross gas reserves are reported as wet gas. The net gas reserves are reported as sales gas. Condensate reserves estimated herein are those to be recovered by conventional field separation.

Petroleum reserves included in this report are classified as proved and are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and expenses as of the date the estimate is made, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. Proved reserves classifications used in this report are in accordance with the reserves definitions of Rules 4-10(a) (1)-(13) of Regulation S-X of the

Securities and Exchange Commission (SEC) of the United States. The petroleum reserves are classified as follows:

Proved oil and gas reserves — Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and expenses as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii) Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as “indicated additional reserves”; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite, and other such sources.

Proved developed oil and gas reserves — Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved undeveloped reserves — Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

The development status shown herein represents the status applicable on December 31, 2008. In the preparation of this study, data available from wells drilled on the appraised properties through December 31, 2008, were used in estimating gross ultimate recovery. When applicable, gross production estimated to December 31, 2008, was deducted from gross ultimate recovery to arrive at the estimates of gross reserves as of December 31, 2008. Production data through December 2008 were available.

Estimated gross and net proved reserves, as of December 31, 2008, from the properties appraised are summarized in thousands of barrels (Mbbl) or millions of cubic feet (MMcf) as follows:

	Gross Reserves		Net Reserves
	Oil and Condensate (Mbbl)	Wet Gas (MMcf)	Oil and Condensate (Mbbl)	Sales Gas (MMcf)
Proved
Developed Producing	16,661	172,726	3,891	32,922
Developed Nonproducing	592	4,261	244	2,478

Total Developed	17,253	176,987	4,135	35,400
Undeveloped	676	121,734	57	38,915

Total Proved	17,929	298,721	4,192	74,315

Revenue values in this report are expressed in terms of estimated future gross revenue, future net revenue, and present worth of future net revenue. These values are based on the continuation of prices in effect on December 31, 2008. Future gross revenue is defined as that revenue to be realized from the production and sale of the estimated net reserves.

Future net revenue is calculated by deducting estimated production taxes, ad valorem taxes, operating, gathering, processing expenses, and capital costs from the future gross revenue. Present worth of future net revenue is calculated by discounting the future net revenue at the arbitrary rate of 10 percent per year compounded monthly over the expected period of realization.

Revenue values in this report were estimated using the initial prices and expenses provided by AEP. Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB). The initial and future prices used in this report are adjusted to prices on December 31, 2008. The assumptions used for estimating future prices and expenses are as follows:

Oil, Condensate, and Natural Gas Prices

Oil, condensate, and natural gas prices, based on NYMEX futures prices in effect on December 31, 2008, were furnished by AEP. These prices were adjusted to the NYMEX posted prices for oil of $44.60 per barrel and for gas of $5.62 per million British thermal units and were held constant for the lives of the properties.

Various oil, condensate, and natural gas price differentials based on product quality and property location were then applied to the above prices, respectively, to reflect the net wellhead prices anticipated to be received by each property. The weighted average prices over the lives of the properties were $41.58 per barrel of oil and $4.784 per thousand cubic feet.

Expenses

Operating expenses and capital costs were based on information provided by AEP and were used in estimating future expenditures required to operate the properties. The development schedule provided by AEP was used to schedule future production. No escalation has been applied to the expenditures.

The estimated future revenue and expenditures attributable to the production and sale of AEP’s net proved reserves of the properties appraised, as of December 31, 2008, is summarized in thousands of dollars (M$) as follows:

	Proved
	Developed Producing	Developed Nonproducing	Undeveloped	Total
Future Gross Revenue, M$	321,416	23,276	185,133	529,825
Severance Taxes, M$	24,084	1,318	13,206	38,608
Ad Valorem Taxes, M$	6,326	617	4,960	11,903
Operating Expenses, M$	128,137	4,670	19,233	152,040
Investments, M$	0	4,570	75,989	80,559
Abandonment Costs, M$	1,410	3	48	1,461
Future Net Revenue, M$*	161,459	12,098	71,697	245,254
Present Worth at 10 Percent, M$*	91,562	5,786	12,925	110,273

*	Future income tax expenses were not taken into account in the preparation of these estimates.

Estimates of oil, condensate, and gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, and gas contained in this report has been prepared in accordance with Paragraphs 10-13, 15 and 30(a)-(b) of Statement of Financial Accounting Standards No. 69 (November 1982) of the FASB and Rules 4-10(a) (1)-(13) of Regulation S-X and Rule 302(b) of Regulation S-K of the SEC; provided, however, that (i) certain estimated data have not been provided with respect to changes in reserves information, (ii) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein. To the extent that the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature or information beyond the scope of our report, we are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for more than 70 years. The firm’s professional engineers, geologists, geophysicists, petrophysicists, and economists are engaged in the independent appraisal of oil and gas properties, evaluation of hydrocarbon and other mineral prospects, basin evaluations, comprehensive field studies, equity studies, and studies of supply and economics related to the energy industry. Our fees are not contingent on the reported reserves estimates. Except for the provision of professional services on a fee basis, DeGolyer and MacNaughton has no commercial arrangement with AEP.

Submitted,

/s/ DeGOLYER and MacNAUGHTON
DeGOLYER and MacNAUGHTON

Seal

/s/ Paul J. Szatkowski, P.E.
Paul J. Szatkowski, P.E. Senior Vice President DeGolyer and MacNaughton

4,000,000 Common Units

Representing Limited Partner Interests

2,000,000 Redeemable Warrants

RODMAN & RENSHAW, LLC

C.K. COOPER & COMPANY

P R O S P E C T U S

                    , 2009

Until                     , 2009 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following is a list of estimated expenses in connection with the issuance and distribution of the securities being registered, with the exception of underwriting discounts and commissions:

SEC registration fee	$3,258
FINRA filing fee	10,031
NASDAQ Stock Market Listing fee	50,000
Printing and engraving expenses	500,000
Legal fees and expenses	900,000
Accounting fees and expenses	500,000
Transfer agent fees and expenses	3,500
Underwriter fees and expenses	200,000

Total	$2,166,789

We intend to pay all expenses of registration, issuance and distribution of our common units. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and the NASDAQ Stock Market Listing fee, the amounts set forth above are estimates.

Item 14. Indemnification of Directors and Officers.

The section of the prospectus entitled “The Partnership Agreement—Indemnification” is incorporated herein by this reference. Reference is also made to the Form of Underwriting Agreement filed as Exhibit 1.1 to this registration statement and the Indemnification Agreements entered into with our general partner’s officers and directors, the form of which is filed as Exhibit 10.7 to this registration statement.

We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Subject to any terms, conditions or restrictions set forth in our partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

Item 15. Recent Sales of Unregistered Securities.

On May 25, 2007, we sold 6,002,408 common units to the Private Investors for cash consideration of approximately $100.0 million. The common units were sold in reliance on the exemption provided by Section 4(2) of the Securities Act and Rule 506 promulgated thereunder. We paid a cash commission of $7.0 million out of the proceeds to A.G. Edwards & Sons, Inc., which acted as our placement agent. We used the proceeds in connection with the Formation Transactions.

On December 31, 2008, we issued 49,579 common units and on March 31, 2009, we issued 49,664 common units to the Private Investors as an in-kind payment of the waiver fee of $0.0625 per unit per quarter as required under the exchange and registration rights agreement in reliance on the exemption provided by Section 4(2) of the Securities Act.

On May 14, 2009, we issued 209,639 common units to Abraxas Petroleum in consideration of the return of the cash distribution attributable to the fourth quarter of 2008 of approximately $1.9 million as required under our credit facility in reliance on the exemption provided by Section 4(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a)

The following documents are filed as exhibits to this registration statement. All schedules are omitted since the required information is not present, or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

1.1***	Form of Underwriting Agreement

3.1†	Certificate of Limited Partnership of Abraxas Energy Partners, L.P.

3.2	Second Amended and Restated Agreement of Limited Partnership of Abraxas Energy Partners, L.P., dated September 19, 2007 (included as Appendix A to the Prospectus)

3.3†	Certificate of Formation of Abraxas General Partner, LLC

3.4†	First Amended and Restated Limited Liability Company Agreement of Abraxas General Partner, LLC, dated June 26, 2007

3.5†	Certificate of Formation of Abraxas Operating, LLC

3.6†	Company Agreement of Abraxas Operating, LLC, dated May 21, 2007

3.7†	First Amendment to Company Agreement of Abraxas Operating, LLC, dated May 25, 2007

3.8†	Second Amendment to Company Agreement of Abraxas Operating, LLC, dated May 25, 2007

4.1	Specimen Common Unit Certificate (included as Exhibit A to the Second Amended and Restated Agreement of Limited Partnership of Abraxas Energy Partners, L.P., which is included as Appendix A to the Prospectus)

4.2***	Form of Warrant Agreement between American Stock Transfer and Trust Company and Abraxas Energy Partners, L.P.

4.3	Specimen Warrant Certificate (included in Exhibit 4.2)

4.4***	Specimen Compensation Warrant Certificate

4.5†	Exchange and Registration Rights Agreement, dated May 25, 2007, among Abraxas Petroleum Corporation, Abraxas Energy Partners, L.P. and the Purchasers named therein

4.6†	Registration Rights Agreement, dated May 25, 2007, by and among Abraxas Energy Partners, L.P. and the Purchasers named therein

4.7†	Investors’ Rights Agreement, dated May 25, 2007, by and among Abraxas Energy Partners, L.P., Abraxas General Partner, LLC, Abraxas Petroleum Corporation and the Investors named therein

5.1***	Opinion of Jackson Walker L.L.P. as to the legality of the securities being registered

8.1†	Opinion of Jackson Walker L.L.P. relating to tax matters

10.1†	Amended and Restated Credit Agreement, dated January 31, 2008, among Abraxas Energy Partners, L.P., as Borrower, the Lenders Party thereto from time to time, Société Générale, as Administrative Agent and as Issuing Lender, The Royal Bank of Canada, as Syndication Agent, and The Royal Bank of Scotland, as Documentation Agent

10.2†	Contribution, Conveyance and Assumption Agreement, dated May 25, 2007, among Abraxas Petroleum Corporation, Abraxas General Partner, LLC, Abraxas Energy Partners, L.P., Abraxas Energy Investments, LLC and Abraxas Operating, LLC

10.3†	First Amended and Restated Omnibus Agreement, dated September 19, 2007, among Abraxas Petroleum Corporation, Abraxas General Partner, LLC, Abraxas Operating, LLC and Abraxas Energy Partners, L.P.

10.4†	Purchase Agreement, dated May 25, 2007, by and among Abraxas Energy Partners, L.P., Abraxas General Partner, LLC, Abraxas Operating, LLC, Abraxas Petroleum Corporation and the Purchasers named therein

10.5†**	Abraxas Energy Partners, L.P. Amended and Restated Long-Term Incentive Plan

10.6†	Master Operating Agreement by and between Abraxas Petroleum Corporation and Abraxas Operating, LLC

10.7†	Form of Indemnification Agreement

10.8†**	Form of Option Agreement

10.9†**	Form of Restricted Unit Grant Agreement

10.10†**	Form of Phantom Unit Award Agreement

10.11†	Subordinated Credit Agreement, dated January 31, 2008, among Abraxas Energy Partners, L.P., as Borrower, the Lenders Party thereto from time to time, Société Générale, as Administrative Agent and The Royal Bank of Canada, as Syndication Agent

10.12†	Intercreditor and Subordination Agreement, dated January 31, 2008, among Société Générale, as Administrative Agent and Abraxas Energy Partners, L.P.

10.13†	Purchase and Sale Agreement, dated December 11, 2007, among St. Mary Land & Exploration Company, Ralph H. Smith Restated Revocable Trust Dated 8/14/97, Ralph H. Smith Trustee, Kent J. Harrell, Trustee of the Kent J. Harrell Revocable Trust Dated January 19, 1995 and Abraxas Operating, LLC

10.14†	Amendment No. 2 to Registration Rights Agreement dated October 6, 2008, by and among Abraxas Energy Partners, L.P. and the Purchasers.

10.15†	Amendment No. 1 to Exchange and Registration Rights Agreement dated October 6, 2008, by and among Abraxas Petroleum Corporation, Abraxas Energy Partners, L.P. and the Purchasers.

10.16†	Amendment No. 1 to Amended and Restated Credit Agreement dated January 16, 2009, by and among Abraxas Energy Partners, L.P., Société Générale, as administrative agent and issuing lender, The Royal Bank of Canada, as syndication agent, The Royal Bank of Scotland PLC, as documentation agent, and the lenders signatory thereto.

10.17†	Amendment No. 1 to Subordinated Credit Agreement dated January 16, 2009 by and among Abraxas Energy Partners, L.P., Société Générale, as administrative agent, The Royal Bank of Canada, as syndication agent, and the lenders signatory thereto.

10.18†	Form of Standby Purchase Agreement by and between Abraxas Energy Partners, L.P. and Abraxas Petroleum Corporation

18.1†	Change in Accounting Principle

21.1†	List of subsidiaries of Abraxas Energy Partners, L.P.

23.1*	Consent of BDO Seidman, LLP

23.2*	Consent of DeGolyer and MacNaughton

23.3*	Consent of Deloitte & Touche LLP

23.4	Consent of Jackson Walker L.L.P. (included in Exhibit 5.1)

23.5*	Consent of Ryder Scott Company, L.P.

24.1†	Power of Attorney of Robert L.G. Watson

24.2†	Power of Attorney of Bryant H. Patton

24.3†	Power of Attorney of Randolph C. Aldridge

24.4†	Power of Attorney of Ralph F. Cox

24.5†	Power of Attorney of Brian L. Melton

*	Filed herewith.

**	Management Compensatory Plan or Agreement.

***	To be filed by amendment.

†	Previously filed.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The registrant hereby undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with Abraxas General Partner, LLC, our general partner, or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to Abraxas General Partner, LLC or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the limited partners the financial statements required by Form 10-K for the first full fiscal year of operations of the partnership.

The undersigned registrant hereby undertakes:

(1)

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (other than as provided in the proviso and instructions to Item 512(a) of Regulation S-K) (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on May 15, 2009.

ABRAXAS ENERGY PARTNERS, L.P.
(Registrant)

	By:	ABRAXAS GENERAL PARTNER, LLC Its General Partner

Date: May 15, 2009	By:	/s/ Barbara M. Stuckey
Barbara M. Stuckey President and Secretary (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Each person whose signature appears below appoints Barbara M. Stuckey as his true and lawful attorney-in-fact and agent, with full power to act with or without the others and with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement and any registration statement for this offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary and desirable to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying, approving and confirming all that said attorneys-in-fact and agents or their substitutes may lawfully do or cause to be done by virtue hereof.

Date: May 15, 2009

*
Robert L.G. Watson Chairman of the Board, Chief Executive Officer (Principal Executive Officer) and Director

Date: May 15, 2009

*
Chris E. Williford Chief Financial Officer (Principal Financial and Accounting Officer) and Treasurer

Date: May 15, 2009

*
Ralph F. Cox Director

Date: May 15, 2009

*
Bryant H. Patton Director

Date: May 15, 2009

*
Randolph C. Aldridge Director

Date: May 15, 2009

*
Brian L. Melton Director

Date:

Edward P. Russell Director

*By:	/s/ Barbara M. Stuckey
Barbara M. Stuckey Attorney-in-fact

EXHIBIT INDEX

23.1	Consent of BDO Seidman, LLP
23.2	Consent of DeGolyer and MacNaughton
23.3	Consent of Deloitte & Touche LLP
23.5	Consent of Ryder Scott Company, L.P.